To Our Shareholders, Partners, Customers and Employees
Fiscal year 2026 was another strong year for Logitech. The results we delivered built on the growth of the prior year and carried the Company into fiscal year 2027 with momentum.
We achieved this despite a challenging environment of macroeconomic uncertainty, geopolitical turmoil and tariffs. At the start of the fiscal year, we put in place a set of operating principles to compete in this environment: play offense; manage costs with discipline; and be agile. These principles, along with our strategic priorities, served us well and drove our strong performance.
We played offense, delivering 4% net sales growth in constant currency and growing revenue to $4.84 billion. We also captured significant market share in key categories and geographies.
At the same time, we were disciplined in our cost management and rapidly diversified our manufacturing footprint. As a result, non-GAAP gross margin was strong at 43.6%; non-GAAP operating income rose to $911 million, up 18% year over year; and our operating margin of 18.8% was ahead of our long-term model and a record outside the pandemic peaks. We closed the year with a healthy cash balance of $1.7 billion and were pleased to return $768 million to you, our shareholders, via dividends and share repurchases.
INNOVATION, AI AND STRATEGIC PRIORITIES DRIVING STRONG RESULTS
This year marks the Company’s 45th anniversary, and we remain as committed as ever to delivering superior products and innovation with the same passion with which Logitech was founded.
Our long-term advantage is our ability to create exceptional experiences wherever people interact with technology: at their desks, in meeting rooms, in immersive environments and while they play. In fiscal year 2026, we launched approximately 40 new products, including two record-breaking flagship mice.
The premium MX Master 4, designed for advanced users, sold more units in the first month following launch than any other personal workspace mouse in Logitech’s history. Our championship-winning PRO X Superlight 2 gaming mouse was adopted by nearly 100 pro gamers in a few weeks, including pro Valorant gamer Yigox, who set a Guinness World Record for the most clicks in a minute, averaging 12.6 clicks per second.

In our Video Conferencing lineup, we launched the Rally AI Camera and Rally AI Camera Pro, featuring new AI-powered video intelligence and a near-invisible design for large meeting spaces. We also extended our offering for Mixed Reality by introducing Logitech Muse, a digital pencil for Apple Vision Pro.
Our innovation has been recognized. Fortune Europe honored Logitech as one of the Most Innovative Companies 2025 and 2026. We have won over 300 design awards since 2019, from organizations including iF and Red Dot. And our environmental sensor, Logitech Spot, was one of Time magazine’s Best Inventions of 2025. This was the second year in a row that a Logitech innovation was recognized by Time.
Our efforts to double down on B2B also met with success. Logitech for Business demand outpaced consumer demand. We made strides in expanding beyond enterprise customers to new education, healthcare and government verticals. Services grew double digit, and we built significant new go-to-market capabilities. B2B net sales now represent about 40% of our total sales.
We also performed well across geographies, returning the U.S. to growth in the last quarter of the year and marking Asia Pacific’s ninth consecutive quarter of year-over-year growth. Our China for China initiative is paying off, driving robust growth with market-specific innovations such as the G316 X 8K gaming keyboard and Alto Keys K98M mechanical keyboard.
Lastly, in fiscal year 2026, we continued to demonstrate operational excellence. Non-GAAP gross margin at 43.6% was up 10 basis points versus fiscal year 2025, with U.S. pricing actions and the steps we took to further diversify our manufacturing footprint more than offsetting the impact of higher tariffs. By the end of December 2025, we had successfully reduced the percentage of U.S. products manufactured in China from approximately 40% in April to less than 10%, thanks to our China +5 manufacturing strategy. Operating expenses were managed with discipline. Total non-GAAP operating expenses as a percentage of revenue were 24.8%, down 170 basis points compared to the prior year.
FISCAL YEAR 2027 AND THE AI OPPORTUNITY
Looking ahead to fiscal year 2027, we plan to amplify our focus on future growth while maintaining operating income margins at the high end of our 15-18% model.

AI is creating new opportunities at the intersection of people and technology. It is changing how people create, collaborate, learn and work, and it will increasingly shape the devices and experiences they use every day. We see this as both a product opportunity and a catalyst for faster innovation across Logitech.
To capture this opportunity, we will up the tempo on the offense: investing in accelerated growth while continuing to apply our signature cost discipline and agility. We will focus our investments in fiscal year 2027 in two areas.
•R&D: We will leverage AI to enhance our portfolio and accelerate time to market, while developing new experiences that help people get more from AI and make work, creation, collaboration and play more productive, enjoyable and human.
•Sales & Marketing: We will further deepen our presence in B2B markets, building talent and capabilities across Logitech for Business, especially in the new verticals of education, healthcare and government. We like the structural momentum of Logitech for Business and believe it can be a material driver of topline growth in the years ahead. We will also invest in high-ROAS marketing communications and brand building.
We have a solid track record of delivering returns on such strategic investments. In a decade, we grew our Gaming category nearly six-fold, and in just five years we disrupted the Video Collaboration market, rising to become market leader. Our China for China investments are a more recent example of strong growth behind strategic investments and resource reallocation.
DESIGNING FOR SUSTAINABILITY
While growing our business, we also continued progress on our commitment to reduce our climate impact. Our practice of Designing for Sustainability avoided more than 200,000 tCO2e across our products, supply chain and broader value chain1.
We are using fewer materials, with less carbon, for longer, at scale. Today, 81% of products are made with recycled plastics, more than half are PVC free, and 43% use low-carbon or recycled aluminum. Our DIY repair program with iFixit significantly scaled up over the course of the year, with 69 product lines now supported across 75 countries.
Our climate programs helped us achieve a 33% reduction in Scope 3 emissions and a 49% reduction in total Scope 1 and 2 emissions compared to our base years2. We continued to reduce power consumption in our products, operations, offices and supply chain, and successfully achieved our goal to transparently communicate the carbon impact of our portfolio.
More information on our sustainability efforts can be found in our Impact Highlights.
CULTURE AS A COMPETITIVE ADVANTAGE
Logitech’s culture is a meaningful differentiator and an important foundation for our long-term success. It combines openness, collaboration, curiosity and humility with the ability to make informed decisions and execute with speed. Our teams challenge one another constructively, move with agility and stay focused on creating exceptional experiences for customers.
That culture helped us navigate a volatile year while continuing to innovate, execute with discipline and invest for the future. We see it in our internal engagement scores: Logitech’s internal global survey reported an employee engagement score of 80 out of 100. We are also grateful to be recognized externally. Forbes ranked us #25 out of 900 in its list of the World’s Best Employers, and Newsweek ranked the Company as one of America’s Greatest Workplaces.
We are ready to take advantage of the opportunities ahead and remain focused on building long-term value for you, our shareholders.

Guy Gecht Chairperson of the Board	Hanneke Faber Chief Executive Officer
1 Carbon reductions are measured for calendar year 2025.
2 Base years are CY2021 for Scope 3 emissions and CY2019 for Scope 1 and 2 emissions.

FORWARD-LOOKING INFORMATION
This Invitation, Proxy Statement and Annual Report, including the letter to shareholders, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on beliefs of our management as of the initial date of making such statements. These forward-looking statements include, among other things, statements related to:
•Our strategy for growth, future revenues, earnings, cash flow, uses of cash and other measures of financial performance, and market position;
•Our business strategy and investment priorities in relation to evolving consumer and enterprise demand trends, competitive landscape and current and future worldwide geopolitical, economic and capital market conditions, including fluctuations in currency exchange rates, inflation, economic downturns, and disruptions in global logistics;
•Changes in trade regulations, policies and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed on U.S. imports, and our ability to mitigate;
•The availability and pricing of components used to manufacture our products;
•Long-term, secular trends that impact our product categories;
•The evolution and adoption of artificial intelligence ("AI"), its impact on our industry and related risks and opportunities for our business;
•Our expectations regarding any restructuring efforts, including the timing or effectiveness thereof;
•The scope, nature or impact of any acquisition, strategic alliance, and divestiture activities;
•Our expectations regarding the success of any strategic acquisitions, including integration of acquired operations, products, technology, internal controls, personnel and management teams;
•Our expectations regarding our effective tax rate, future tax benefits, tax settlements, the adequacy of our provisions for uncertain tax positions;
•Our expectations regarding our potential indemnification obligations, and the outcome of pending or future legal proceedings and tax audits;
•Our business development, product development and innovation, and their impact on future operating results and anticipated operating costs for fiscal year 2027 and beyond;
•Opportunities for growth and our ability to execute on and take advantage of them, including our marketing initiatives and strategy and our expectations regarding the success thereof;
•Our expectations regarding our share repurchase and dividend programs;
•The sufficiency of our cash and cash equivalents, cash generated from operations, and available borrowings under our Credit Agreement and our bank lines of credit to fund capital expenditures and working capital needs, and our ability to comply with our obligations under such debt agreements; and
•The effects of environmental and other laws and regulations in the United States and other countries in which we operate.
Forward-looking statements also include, among others, those statements including the words "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should," "will" and similar language. These statements reflect our views and assumptions as of the initial date of making such statements. All forward-looking statements involve risks and uncertainties that could cause our actual performance to differ materially from those anticipated in the forward-looking statements depending on a variety of factors. Important information as to these factors can be found in the Annual Report on Form 10-K for the fiscal year ended March 31, 2026 under the headings of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Company Overview,” “Critical Accounting Estimates” and “Liquidity and Capital Resources,” among others. Factors that might cause or contribute to such differences include, but are not limited to, those discussed under Item 1A "Risk Factors," as well as elsewhere in the Annual Report on Form 10-K for the fiscal year ended March 31, 2026 and in our other filings with the U.S. Securities and Exchange Commission ("SEC"). You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the initial date of making such statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the initial date of making such statements.

To our shareholders:
You are cordially invited to attend Logitech's 2026 Annual General Meeting. The meeting will be held on Tuesday, September 8, 2026 at 4:00 p.m. CEST at the SwissTech Convention Center, EPFL, in Lausanne, Switzerland.
Enclosed is the Invitation and Proxy Statement for the meeting, which includes an agenda and discussion of the items to be voted on at the meeting, instructions on how you can exercise your voting rights, information concerning Logitech’s compensation of its Board members and executive officers, and other relevant information. We made copies of the Invitation and Proxy Statement and related materials available to shareholders beginning on July 23, 2026.
Whether or not you plan to attend the 2026 Annual General Meeting, your vote is important, and you should take the steps required so that your shares are represented at the 2026 Annual General Meeting.
Thank you for your continued support of Logitech.
Guy Gecht
Chairperson of the Board

Meeting Information at a Glance
For further information, see the section titled "Questions and Answers about the Logitech 2026 Annual General Meeting."

Annual General Meeting	September 8, 2026 4:00 p.m. CEST · SwissTech Convention Center, EPFL, Lausanne, Switzerland

Record Date (Share Register)	September 2, 2026 Shareholders registered as of this date are entitled to vote. No new registrations accepted between September 2 and the day after the meeting.

Record Date (U.S./Canada Street-Name)	July 2, 2026 Beneficial owners through a U.S. or Canadian broker as of this date may provide voting instructions.

Quorum Requirement	None Under Swiss law and Logitech's Articles of Incorporation, no minimum shareholder presence is required to conduct business at the meeting.

Revocability of Proxy
Revocable until September 2, 2026
You may change or revoke your proxy vote at any time before the final vote at the meeting by submitting new instructions via the applicable online voting site, by returning a new Response Coupon or Proxy Card with a later date, or by attending the meeting and voting in person. Attendance at the meeting alone will not revoke your proxy.

How to vote

Swiss Register — Online Log in with your Response Coupon access code www.gvmanager-live.ch/logitech	Swiss Register — Mail Complete and return the Response Coupon to Devigus Shareholder Services Deadline: September 2, 2026 · 23:59 CEST	U.S. Register — Online Log in with your 16-digit voting control number www.proxyvote.com	U.S. Register — Mail Complete and return your Proxy Card to Broadridge Deadline: September 2, 2026 · 11:59 p.m. EDT

Voting deadline: September 2, 2026 (U.S. register: 11:59 p.m. EDT · Swiss register: 23:59 CEST). Questions? Contact Investor Relations at IR@logitech.com or +1-510-916-9842.

In this document, unless otherwise indicated, references to the "Company," "Logitech," "we," "our," and "us" are to Logitech International S.A.
This document includes website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference into the Proxy Statement or in any other Securities and Exchange Commission filing we make under the Securities Exchange Act of 1934, as amended.

LOGITECH INTERNATIONAL S.A.
Invitation to the Annual General Meeting
Tuesday, September 8, 2026
4:00 p.m. Central European Summer Time (registration starts at 3:30 p.m.)
SwissTech Convention Center, EPFL – Lausanne, Switzerland
*****
AGENDA
Proposals
1.Approval of the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2026
2.Advisory vote to approve Named Executive Officers Compensation for fiscal year 2026
3.Advisory vote on the Swiss Statutory Compensation Report for fiscal year 2026
4.Advisory vote on the Swiss Statutory Non-Financial Matters Report for fiscal year 2026
5.Appropriation of available earnings and declaration of dividend
6.Amendments of the Articles of Incorporation
6.A.     Amendment to the Articles of Incorporation to change Logitech International S.A.'s registered office
6.B.     Amendment to the Articles of Incorporation regarding the maximum number of mandates held by members of the Group Management Team in listed companies
7.Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2026
8.Re-elections to the Board of Directors
8.A.    Re-election of Mr. Donald Allan, Jr.
8.B.    Re-election of Dr. Edouard Bugnion
8.C.    Re-election of Ms. Johanna 'Hanneke' Faber
8.D.    Re-election of Mr. Guy Gecht
8.E.    Re-election of Mr. Christopher Jones
8.F.    Re-election of Ms. Marjorie Lao
8.G.    Re-election of Mr. Owen Mahoney
8.H.    Re-election of Ms. Neela Montgomery
8.I.    Re-election of Mr. Kwok Wang Ng
8.J.    Re-election of Ms. Deborah Thomas
8.K.    Re-election of Mr. Sascha Zahnd
9.Re-election of the Chairperson of the Board
10.    Re-elections to the Compensation Committee
10.A.    Re-election of Mr. Donald Allan, Jr.
10.B.    Re-election of Ms. Neela Montgomery

10.C.    Re-election of Mr. Kwok Wang Ng
10.D.    Re-election of Ms. Deborah Thomas
11.    Approval of maximum aggregate compensation for the Board of Directors for the 2026 to 2027 Board Year
12.    Approval of maximum aggregate compensation for the Group Management Team for fiscal year 2028
13.    Re-election of KPMG AG as Logitech’s auditors and ratification of the appointment of KPMG LLP as Logitech’s independent registered public accounting firm for fiscal year 2027
14.    Re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative
Hautemorges, Switzerland, July 23, 2026
The Board of Directors

Agenda Proposals and Explanations

Proposal 1
Approval of the Annual Report, the Consolidated Financial Statements and the Statutory Financial Statements of Logitech International S.A. for Fiscal Year 2026
Proposal
The Board of Directors proposes that the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2026 be approved.
Explanation
The Logitech consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2026 are contained in Logitech’s Annual Report, which was made available to all registered shareholders on or before the date of this Invitation and Proxy Statement. The Annual Report also contains the reports of Logitech’s auditors on the consolidated financial statements and on the statutory financial statements, additional information on the Company’s business, organization and strategy, and information relating to corporate governance as required by the SIX Swiss Exchange directive on corporate governance. Copies of the Annual Report are available on the Internet at http://ir.logitech.com.
Under Swiss law, the annual report and financial statements of Swiss companies must be submitted to shareholders for approval at each annual general meeting. In the event of a negative vote on this proposal by shareholders, the Board of Directors may call an extraordinary general meeting of shareholders for reconsideration of this proposal by shareholders.
KPMG AG, as Logitech's auditors, issued an unqualified recommendation to the 2026 Annual General Meeting that the consolidated and statutory financial statements of Logitech International S.A. be approved. KPMG AG expressed their opinion that the consolidated financial statements for the year ended March 31, 2026 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and comply with Swiss law. They further expressed their opinion and confirmed that the statutory financial statements and the proposed appropriation of available earnings comply with Swiss law, and that the Articles of Incorporation of Logitech International S.A. and the Swiss Statutory Compensation Report contain the information required by Swiss law and comply with the Articles of Incorporation.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote “FOR” approval of the 2026 Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2026.

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AGENDA PROPOSALS AND EXPLANATIONS	Table of Contents

Proposal 2
Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year 2026
Proposal
The Board of Directors proposes that shareholders approve, on an advisory basis, the compensation of Logitech’s named executive officers disclosed in Logitech’s Compensation Report for Fiscal Year 2026.
Explanation
As confirmed at the 2023 Annual General Meeting, we hold our advisory vote on Logitech's compensation philosophy, policies and practices, as set out in the “Compensation Discussion and Analysis” section of the Compensation Report (commonly known as a “say-on-pay” vote) annually. Our shareholders have been supportive of our compensation philosophy, policies and practices since the say-on-pay advisory vote was introduced.
The Board of Directors is asking shareholders to approve, on an advisory basis, the compensation of Logitech’s named executive officers disclosed in the Compensation Report, including the “Compensation Discussion and Analysis,” the Summary Compensation Table and the related compensation tables, notes, and narrative. The vote under this Proposal 2 is not intended to address any specific items of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in the Compensation Report.
This say-on-pay vote is advisory and therefore is not binding. It is carried out as a best practice and to comply with applicable U.S. proxy statement rules, and is consequently independent from, and comes in addition to, the binding vote on the Approval of Compensation for the Board of Directors for the 2026 to 2027 Board Year contemplated in Proposal 11 and the binding vote on the Approval of Compensation for the Group Management Team for fiscal year 2028 contemplated in Proposal 12. However, the say-on-pay vote will provide information to us regarding shareholder views about our executive compensation philosophy, policies and practices, which the Compensation Committee of the Board of Directors (the "Compensation Committee") will consider when reevaluating our compensation practices and determining future executive compensation. The Compensation Committee will seek to determine the causes of any significant negative voting result.
As discussed in the "Compensation Discussion and Analysis" section of Logitech’s Compensation Report for Fiscal Year 2026, Logitech has designed its compensation programs to:
•provide compensation sufficient to attract and retain the level of talent needed to create and manage an innovative, high-growth, global company in highly competitive and rapidly evolving markets;
•support a performance-oriented culture;
•place most of total compensation at risk based on Logitech’s performance, while maintaining controls over inappropriate risk-taking by factoring in both annual and long-term performance;
•provide a balance between short-term and long-term objectives and results;
•align executive compensation with shareholders’ interests by tying a significant portion of compensation to increasing share value; and
•reflect an executive’s role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution through long-term equity incentive awards.
While compensation is a central part of attracting, retaining and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or their commitment to delivering strong results for our shareholders and other stakeholders. In this regard, both the Compensation Committee and management recognize that fostering a supportive work environment, offering opportunities for personal and professional growth, and empowering individuals to realize their potential and making meaningful contributions are equally important to Logitech's success in attracting, motivating, and retaining high-caliber talent.

2	2026 Annual General Meeting Invitation, Proxy Statement

Table of Contents	AGENDA PROPOSALS AND EXPLANATIONS
The Compensation Committee of the Board has developed a compensation program that is described more fully in the Compensation Report for Fiscal Year 2026 included in this Invitation and Proxy Statement. Logitech’s compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2026 are also set out in the Compensation Report.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote “FOR” approval of the following advisory resolution:
“Resolved, that the shareholders approve, on an advisory basis, the compensation paid to Logitech’s named executive officers as disclosed in the Compensation Report for Fiscal Year 2026, including the “Compensation Discussion and Analysis,” the "Summary Compensation Table for Fiscal Year 2026" and the related compensation tables, notes, and narrative discussion.”

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AGENDA PROPOSALS AND EXPLANATIONS	Table of Contents

Proposal 3
Advisory Vote on the Swiss Statutory Compensation Report for Fiscal Year 2026
Proposal
The Board of Directors proposes that shareholders approve, on an advisory basis, the Swiss Statutory Compensation Report for fiscal year 2026.
Explanation
Under Swiss corporate law, we are required to prepare a separate Swiss Statutory Compensation Report and to submit it annually to our shareholders for an advisory vote. The current Swiss Statutory Compensation Report sets forth, for the fiscal years ended March 31, 2026 and March 31, 2025, the aggregate compensation of the members of the Board of Directors and the members of the Group Management Team.
With regard to the compensation of our Group Management Team, we note that at the 2024 Annual General Meeting, shareholders approved the fiscal year 2026 maximum aggregate compensation amount for our Group Management Team in the aggregate amount of $26.7 million with 81.66% of shareholders voting in favor of the proposal. Shareholders also approved at the 2024 Annual General Meeting and the 2025 Annual General Meeting, respectively, the maximum aggregate compensation amounts of CHF 3.9 million for each of the Board of Directors for the Board Year from the 2024 Annual General Meeting to the 2025 Annual General Meeting and the Board Year from the 2025 Annual General Meeting to the 2026 Annual General Meeting, with 94.93% and 98.38% of shareholders voting in favor of the respective proposals.
For our 2026 Swiss Statutory Compensation Report together with the statutory report of our auditor thereon as included in this proxy statement, please refer to the heading “Compensation Tables Audited Under Swiss Law” hereafter.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote "FOR" approval, on an advisory basis, of the Swiss Statutory Compensation Report for fiscal year 2026.

4	2026 Annual General Meeting Invitation, Proxy Statement

Table of Contents	AGENDA PROPOSALS AND EXPLANATIONS

Proposal 4
Advisory Vote on the Swiss Statutory Non-Financial Matters Report for Fiscal Year 2026
Proposal
The Board of Directors proposes that shareholders approve, on an advisory basis, the Swiss Statutory Non-Financial Matters Report for fiscal year 2026.
Our Swiss Statutory Non-Financial Matters Report for fiscal year 2026 is included in Annex 4.
Explanation
Under Swiss corporate law, we are required to prepare a Swiss Statutory Non-Financial Matters Report and to submit it annually to our shareholders for an advisory vote at our Annual General Meeting.
Our Swiss Statutory Non-Financial Matters Report contains information about Logitech's sustainability agenda, targets and progress achieved with respect to environmental, climate, social, employee and anti-corruption matters as required by Article 964b of the Swiss Code of Obligations and the Swiss Ordinance on Climate Disclosures.
ERM Certification and Verification Services Limited provided a limited assurance in accordance with International Standard on Assurance Engagement (ISAE) 3000 (Revised) on selected key performance indicators, included in our Swiss Statutory Non-Financial Matters Report.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote "FOR" approval, on an advisory basis, of the Swiss Statutory Non-Financial Matters Report for fiscal year 2026.

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AGENDA PROPOSALS AND EXPLANATIONS	Table of Contents

Proposal 5
Appropriation of Available Earnings and Declaration of Dividend
Proposal
The Board of Directors proposes the following appropriation of available earnings (CHF in thousands):

Year ended March 31, 2026

Payment of a dividend in the amount of	218,667
Transfer to legal retained earnings in the narrower sense	—
To be carried forward	2,416,178
Total earnings available for appropriation	2,634,845
Treasury shares	(1,061,367)
Total available earnings for appropriation	1,573,478
The Board of Directors approved and proposes a gross distribution of CHF 1.36 per share or approximately $1.70 per share based on the CHF-USD exchange rate on March 31, 2026. Based on the number of shares outstanding as of March 31, 2026 (143,502,564 shares (excluding treasury shares)) and the proposed dividend per share, the aggregate gross dividend would be CHF 195.2 million (approximately $243.9 million based on the CHF-USD exchange rate on March 31, 2026).
No distribution shall be made on shares held in treasury by the Company and its subsidiaries.
If the proposal of the Board of Directors is approved, the dividend payment of CHF 1.36 per share (or approximately CHF 0.88 per share after deduction of 35% Swiss withholding tax where required) will be made on or about September 23, 2026 to all shareholders as of the record date (which will be on or about September 22, 2026). We expect that the shares will be traded ex-dividend for shares trading on the Nasdaq Global Select Market (“Nasdaq”) as of approximately September 22, 2026 and as of approximately September 21, 2026 for shares trading on SIX Swiss Exchange. For payments made in USD, we expect to use the currency exchange rate as of the date of the meeting, September 8, 2026.
Explanation
Under Swiss law, the use of available earnings must be submitted to shareholders for approval at each annual general meeting. The available earnings at the disposal of Logitech shareholders at the 2026 Annual General Meeting are the earnings of Logitech International S.A., the Logitech parent holding company.
The proposal of the Board of Directors to distribute a gross dividend of CHF 1.36 per share which, if approved by shareholders, would be an increase of approximately CHF 0.10 from CHF 1.26 per share to CHF 1.36 per share. This proposed, increased cash dividend demonstrates Logitech’s continued commitment to consistently return cash to shareholders. Since fiscal year 2013, the Board of Directors decided on a recurring annual gross dividend and not an occasional one. As a consequence, the Company expects to propose a dividend to the shareholders of the Company every year (subject to the confirmation of the Company’s statutory auditors in the applicable year).
Other than the distribution of the dividend, the Board of Directors proposes the carry-forward of available earnings based on the Board’s belief that it is in the best interests of Logitech and its shareholders to retain Logitech’s earnings for future investment in the growth of Logitech’s business, for share repurchases, and for the possible acquisition of other companies or lines of business.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote “FOR” approval of the proposed appropriation of available earnings with respect to fiscal year 2026, including the payment of a dividend to shareholders of CHF 1.36 per registered share.

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Table of Contents	AGENDA PROPOSALS AND EXPLANATIONS

Proposal 6
Amendments of the Articles of Incorporation
Proposal 6.A.
Amendment to the Articles of Incorporation to Change the Company's Registered Office
Proposal
The Board of Directors proposes that shareholders approve an amendment to Article 1 para. 3 of the Articles of Incorporation to change the Company's registered office from Hautemorges to Ecublens (VD).
The proposed amendment to Article 1 of the Articles of Incorporation is included in Annex 6.A.
Explanation
The Company's registered office has historically been in Hautemorges (formerly Apples), Switzerland, where the Company was founded in 1981. Hautemorges serves as the legal holding and administrative headquarters for Logitech's Swiss and global subsidiaries. While the legal domicile is in Hautemorges, the operational headquarters are in Ecublens, Switzerland. The Board of Directors believes that aligning our registered office with our operational headquarters in Ecublens will provide legal clarity and ensure that our corporate documents accurately reflect our current business reality. If the proposed amendment to Article 1 para. 3 of our Articles of Incorporation is approved, Article 1 para. 3 of our Articles of Incorporation will read as follows: “The registered office is in Ecublens (VD).”
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of two-thirds of the votes represented and the absolute majority of the par value of the shares represented at the 2026 Annual General Meeting.
Recommendation
The Board of Directors recommends a vote “FOR” the change of the registered office from Hautemorges to Ecublens, with the corresponding amendment to Article 1 para. 3 of the Articles of Incorporation.

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AGENDA PROPOSALS AND EXPLANATIONS	Table of Contents
Proposal 6.B.
Amendment to the Articles of Incorporation Regarding the Maximum Number of Mandates Held by Members of the Group Management Team in Listed Companies
Proposal
The Board of Directors proposes that shareholders approve amendments to the Articles of Incorporation to lower the number of mandates in listed companies for the Group Management Team.
The proposed amendment to Article 18 ter of the Articles of Incorporation is included in Annex 6.B.
Explanation
Swiss corporate law requires issuers to limit in their articles of incorporation the number of positions (also referred to as “mandates”) that a board or group executive management team member can hold at other companies. Pursuant to Article 18 ter of Logitech's Articles of Incorporation, each member of our Group Management Team may assume up to five (5) mandates in other enterprises with an economic purpose, of which no more than two (2) may be in listed companies.
Because of the time commitment required to serve as a member of the Group Management Team at Logitech and the time commitment required to serve at another listed company, the Board recommends that the number of mandates in listed companies be reduced from two (2) to one (1) for members of the Group Management Team.
Each member of our Group Management Team is already in compliance with the reduced mandate limit under the proposed amendment to the Articles of Incorporation.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote “FOR” the proposed amendment to Article 18 ter of the Articles of Incorporation.

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Table of Contents	AGENDA PROPOSALS AND EXPLANATIONS

Proposal 7
Release of the Board of Directors and Executive Officers from Liability for Activities During Fiscal Year 2026
Proposal
The Board of Directors proposes that shareholders release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2026.
Explanation
As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 7 of the Swiss Code of Obligations, shareholders are requested to release the members of the Board of Directors and the Executive Officers from liability for their activities during fiscal year 2026 that have been disclosed to shareholders. This release from liability exempts members of the Board of Directors and Executive Officers from liability claims brought by the Company or its shareholders on behalf of the Company against any of them for activities carried out during fiscal year 2026 relating to facts that have been disclosed to shareholders. Shareholders who do not vote in favor of the proposal, or acquire their shares after the vote without knowledge of the approval of this resolution, are not bound by the result for a period ending 12 months after the vote.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions. Members of the Board of Directors and Logitech Executive Officers are not entitled to vote on Proposal 7.
Recommendation
The Board of Directors recommends a vote “FOR” the proposal to release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2026.

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AGENDA PROPOSALS AND EXPLANATIONS	Table of Contents

Proposal 8
Re-elections to the Board of Directors
Explanation
Our Board of Directors is presently composed of 11 members. Each director was elected for a one-year term ending at the closing of the 2026 Annual General Meeting.
At the recommendation of the Nominating and Governance Committee, the Board of Directors has nominated all current directors to serve as directors for another one-year term, beginning at the completion of the 2026 Annual General Meeting and ending at the completion of the 2027 Annual General Meeting. There will be a separate vote on each nominee.
Under Swiss corporate law, Board members may only be elected by shareholders. If the individuals below are re-elected, the Board will be composed of 11 members. The Board has no reason to believe that any of our nominees will be unwilling or unable to serve if elected as a director.
For further information on the Board of Directors, including the current members of the Board, the Committees of the Board, the means by which the Board exercises supervision of Logitech’s executive officers, and other information, please see “Corporate Governance and Board of Directors Matters” hereafter.
8.A.     Re-election of Mr. Donald Allan, Jr.
Proposal: The Board of Directors proposes that Mr. Donald Allan, Jr. be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Allan, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.B.     Re-election of Dr. Edouard Bugnion
Proposal: The Board of Directors proposes that Dr. Edouard Bugnion be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Dr. Bugnion, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.C.     Re-election of Ms. Johanna 'Hanneke' Faber
Proposal: The Board of Directors proposes that Ms. Johanna 'Hanneke' Faber be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Ms. Faber, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.D.     Re-election of Mr. Guy Gecht
Proposal: The Board of Directors proposes that Mr. Guy Gecht be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Gecht, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.E.     Re-election of Mr. Christopher Jones
Proposal: The Board of Directors proposes that Mr. Christopher Jones be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Jones, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.

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8.F.     Re-election of Ms. Marjorie Lao
Proposal: The Board of Directors proposes that Ms. Marjorie Lao be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Ms. Lao, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.G.     Re-election of Mr. Owen Mahoney
Proposal: The Board of Directors proposes that Mr. Owen Mahoney be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Mahoney, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.H.     Re-election of Ms. Neela Montgomery
Proposal: The Board of Directors proposes that Ms. Neela Montgomery be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Ms. Montgomery, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.I.     Re-election of Mr. Kwok Wang Ng
Proposal: The Board of Directors proposes that Mr. Kwok Wang Ng be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Ng, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.J.     Re-election of Ms. Deborah Thomas
Proposal: The Board of Directors proposes that Ms. Deborah Thomas be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Ms. Thomas, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
8.K.     Re-election of Mr. Sascha Zahnd
Proposal: The Board of Directors proposes that Mr. Sascha Zahnd be re-elected to the Board for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Zahnd, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
Voting Requirement to Approve Proposals
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote “FOR” the re-election to the Board of each of the above nominees.

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AGENDA PROPOSALS AND EXPLANATIONS	Table of Contents

Proposal 9
Re-election of the Chairperson of the Board
Explanation
Swiss corporate law requires that the Chairperson of the Board of Directors be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting. The Board of Directors has selected Mr. Guy Gecht as its nominee to continue to lead the Board of Directors as an independent Chairperson. Mr. Gecht has been the Chairperson since September 2025 and a non-executive member of the Board of Directors since September 2019. As noted in his biographical information and qualifications under the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter, Mr. Gecht brings senior leadership experience as well as technology, AI and cybersecurity expertise to the Board of Directors.
Proposal
The Board of Directors unanimously proposes that Mr. Gecht be re-elected as Chairperson of the Board of Directors for a one-year term ending at the closing of the 2027 Annual General Meeting.
Voting Requirement to Approve Proposals
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
Our Board of Directors recommends a vote “FOR” the re-election of Mr. Gecht as Chairperson of the Board of Directors.

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Table of Contents	AGENDA PROPOSALS AND EXPLANATIONS

Proposal 10
Re-elections to the Compensation Committee
Explanation
Our Compensation Committee is presently composed of four members, all of whom are standing for re-election to the Board of Directors and for re-election to the Compensation Committee. Pursuant to Swiss corporate law, the members of the Compensation Committee are to be elected annually and individually by the shareholders. Only members of the Board of Directors can be elected as members of the Compensation Committee.
At the recommendation of the Nominating and Governance Committee of the Board of Directors (the "Nominating and Governance Committee"), the Board of Directors has nominated all current members of the Compensation Committee for another term of one year. As required by our Compensation Committee charter, all of the nominees are independent in accordance with the requirements of the listing standards of the Nasdaq Stock Market, the outside director definition of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, the definition of a “non-employee director” for purposes of Rule 16b-3 promulgated by the U.S. Securities and Exchange Commission, and Rule 10C-1(b)(1) of the U.S. Securities Exchange Act of 1934, as amended.
The term of office ends at the closing of the next Annual General Meeting. There will be a separate vote on each nominee.
10.A.    Re-election of Mr. Donald Allan, Jr.
Proposal: The Board of Directors proposes that Mr. Donald Allan, Jr. be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Allan, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.
10.B.    Re-election of Ms. Neela Montgomery
Proposal: The Board of Directors proposes that Ms. Neela Montgomery be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Ms. Montgomery, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
10.C.    Re-election of Mr. Kwok Wang Ng
Proposal: The Board of Directors proposes that Mr. Kwok Wang Ng be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Mr. Ng, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.
10.D.    Re-election of Ms. Deborah Thomas
Proposal: The Board of Directors proposes that Ms. Deborah Thomas be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2027 Annual General Meeting.
For biographical information and qualifications of Ms. Thomas, please refer to the heading “Corporate Governance and Board of Directors Matters – Members of the Board of Directors” hereafter.
The Board of Directors has appointed Mr. Allan as Chair of the Compensation Committee, subject to his re-election to the Compensation Committee.
Voting Requirement to Approve Proposals
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
Our Board of Directors recommends a vote “FOR” the election to the Compensation Committee of each of the above nominees.

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Proposal 11
Approval of Maximum Aggregate Compensation for the Board of Directors for the 2026 to 2027 Board Year
Proposal
The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of the Board of Directors of CHF 3,900,000 for the term of office from the 2026 Annual General Meeting until the 2027 Annual General Meeting (the “2026 – 2027 Board Year”).
Explanation
Pursuant to Swiss corporate law, the compensation of the Board of Directors must each year be subject to a binding shareholder vote, in the manner contemplated by Logitech’s Articles of Incorporation. Article 19 quater, paragraph 1 letter (a) of Logitech’s Articles of Incorporation provides that shareholders shall approve the maximum aggregate amount of compensation of the Board of Directors for the period up to the next Annual General Meeting.
Under the Articles of Incorporation, the compensation of the members of the Board of Directors who do not have management responsibilities consists of cash payments and shares or share equivalents. The value of cash compensation and shares or share equivalents corresponds to a fixed amount, which reflects the functions and responsibilities assumed. The value of shares or share equivalents is calculated at market value at the time of grant.
The proposed maximum amount of CHF 3,900,000 has been determined based on 10 non-executive members of the Board of Directors and on the following non-binding assumptions:
With respect to the 10 non-executive members of the Board of Directors, the compensation consists of the following elements:
•Cash payments of a maximum of CHF 1,300,000. Cash payments for non-executive members of the Board of Directors include annual retainers for Board and committee service and an annual retainer for a non-executive Chairperson.
•Share or share equivalent awards of a maximum of CHF 2,200,000. The value of share or share equivalent awards corresponds to a fixed amount and the number of shares granted will be calculated at market value at the time of their grant.
•Other payments, including accrual of the Company's estimated contributions to social security, of a maximum of CHF 400,000.
Shareholders are approving the maximum aggregate amount of compensation set forth in the proposal and not the individual components thereof. The assumptions set forth in this explanation are based on the Company’s current expectations about future compensation plans and decisions. The Company may redesign its compensation plans or make alternative compensation decisions within the maximum aggregate amount of compensation approved by shareholders. The actual compensation awarded to the members of the Board of Directors for the 2026-2027 Board Year will be disclosed in the Compensation Report in the Invitation and Proxy Statement for the 2028 Annual General Meeting.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote “FOR” the approval of the maximum aggregate amount of the compensation of the members of the Board of Directors of CHF 3,900,000 for the term of office from the 2026 Annual General Meeting until the 2027 Annual General Meeting.

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Table of Contents	AGENDA PROPOSALS AND EXPLANATIONS

Proposal 12
Approval of Maximum Aggregate Compensation for the Group Management Team for Fiscal Year 2028
Proposal
The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of the Group Management Team of USD 28,302,000 for fiscal year 2028.
Explanation
Pursuant to Swiss corporate law, the compensation of the Company’s Group Management Team must each year be subject to a binding shareholder vote, in the manner contemplated by Logitech’s Articles of Incorporation. Article 19 quater, paragraph 1 letter (b) of Logitech’s Articles of Incorporation provides that shareholders shall approve the maximum aggregate amount of compensation of the Group Management Team for the next fiscal year. As the 2026 Annual General Meeting takes place in the middle of Logitech’s fiscal year 2027, the applicable next fiscal year is fiscal year 2028. This required, binding vote on the compensation of the Group Management Team is independent from, and comes in addition to, the non-binding, advisory say-on-pay vote contemplated in Proposal 2 and Proposal 3.
Logitech’s Group Management Team currently consists of Ms. Johanna 'Hanneke' Faber, Chief Executive Officer, Mr. Matteo Anversa, Chief Financial Officer, and Ms. Samantha Harnett, Chief Legal Officer.
Logitech’s compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2026 are set forth in the Compensation Report.
The proposed maximum amount of USD 28,302,000 has been determined based on the following non-binding assumptions for Logitech’s Group Management Team as an aggregate group:
•The Group Management Team includes four members.
•Gross base salaries of a maximum of USD 3,300,000.
•Performance-based cash compensation of a maximum of USD 6,700,000 at grant value. Performance-based cash compensation in the form of incentive cash payments may be earned under the Logitech Management Performance Bonus Plan (the “Annual Bonus Plan”) or other cash bonuses approved by the Compensation Committee. Payout under the Annual Bonus Plan is variable, and is based on the achievement of the Company’s, individual executives’, or other performance goals, and for fiscal year 2028 is expected to continue to range from 0% to 200% of the executive’s target incentive. The maximum amount of the performance-based bonus for fiscal year 2028 assumes a maximum achievement of all performance goals.
•Equity incentive awards of a maximum of USD 16,900,000 at grant value. Long-term equity incentive awards are generally granted in the form of performance-based restricted stock units ("PSUs") or service-based restricted stock units ("RSUs"). In order to align with the methodology used in the Compensation Report, where the value of the equity award is disclosed based on estimated fair value at the time of grant, the fair value at grant has been considered to calculate the maximum amount of the long-term equity awards, i.e., assuming maximum achievement of all performance goals and full vesting of all service-based equity incentive awards. The target number of PSU awards granted to our Group Management Team in fiscal year 2028 will be determined at the beginning of the three-year performance period and the number of shares that will vest at the end of the three-year performance period is expected to continue to range from 0% to 200% of the executive's target number of shares depending on our corporate performance.
•Other compensation of a maximum of USD 1,402,000. Other compensation may include tax preparation services and related expenses, 401(k) savings plan matching contributions, premiums for group term life insurance and long-term disability insurance, employer’s contribution to medical premiums, relocation or extended business travel-related expenses, defined benefit pension plan employment contributions, accrual of estimated employer's contribution to social security and Medicare, and other awards. The Company generally does not provide all of these components of other compensation to all executives each year, but the proposed maximum amount of compensation has been formulated to provide flexibility to cover these compensation components as applicable.

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Shareholders are approving the maximum aggregate amount of compensation set forth in the proposal and not the individual components thereof. The assumptions set forth in this explanation are based on the Company’s current expectations about future compensation plans and decisions. The Company may redesign its compensation plans or make alternative compensation decisions within the maximum aggregate amount of compensation approved by shareholders. The actual compensation awarded to the members of the Group Management Team for fiscal year 2028 will be disclosed in the Compensation Report in the Invitation and Proxy Statement for the 2028 Annual General Meeting.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
The Board of Directors recommends a vote “FOR” the approval of the maximum aggregate amount of the compensation of the Group Management Team of USD 28,302,000 for fiscal year 2028.

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Table of Contents	AGENDA PROPOSALS AND EXPLANATIONS

Proposal 13
Re-election of KPMG AG as Logitech’s Auditors and Ratification of the Appointment of KPMG LLP as Logitech’s Independent Registered Public Accounting Firm for Fiscal Year 2027
Proposal
The Board of Directors proposes that KPMG AG be re-elected as auditors of Logitech International S.A. for a one-year term and that the appointment of KPMG LLP as Logitech’s independent registered public accounting firm for fiscal year 2027 be ratified.
Explanation
KPMG AG, upon recommendation of the Audit Committee of the Board of Directors (the "Audit Committee"), is proposed for re-election for a further year as auditors for Logitech International S.A. KPMG AG assumed its first audit mandate for Logitech during fiscal year 2015.
The Audit Committee has also appointed KPMG LLP, the U.S. affiliate of KPMG AG, as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2027 for purposes of U.S. securities law reporting. Logitech’s Articles of Incorporation do not require that shareholders ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm. However, Logitech is submitting the appointment of KPMG LLP to shareholders for ratification as a matter of good corporate governance. If shareholders do not ratify the appointment, the Audit Committee will reconsider whether to retain KPMG LLP. Even if the appointment is ratified, the Audit Committee may, in its discretion, change the appointment during the year if the Committee determines that such a change would be in the best interests of Logitech and its shareholders.
Information on the fees paid by Logitech to KPMG AG and KPMG LLP, the Company’s auditors and independent registered public accounting firm for fiscal year 2026, respectively, as well as further information regarding KPMG AG and KPMG LLP, is set out below under the heading “Independent Auditors” and “Report of the Audit Committee.”
One or more representatives of KPMG AG will be present at the 2026 Annual General Meeting. They will have an opportunity to make a statement at the meeting if they wish, and are expected to be available to respond to questions from shareholders.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
Our Board of Directors recommends a vote “FOR” the re-election of KPMG AG as auditors of Logitech International S.A. and the ratification of the appointment of KPMG LLP as Logitech’s independent registered public accounting firm, each for the fiscal year ending March 31, 2027.

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AGENDA PROPOSALS AND EXPLANATIONS	Table of Contents

Proposal 14
Re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative
Swiss law requires that the independent representative of the shareholders (the "Independent Representative") be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting.
Proposal
The Board of Directors proposes that Etude Regina Wenger & Sarah Keiser-Wüger be re-elected as Independent Representative for a one-year term ending at the closing of the 2027 Annual General Meeting.
Explanation
In accordance with Swiss law, each shareholder may be represented at the general meeting by an independent representative. The Board of Directors has nominated Etude Regina Wenger & Sarah Keiser-Wüger as the Independent Representative to serve in the role at the Company’s 2027 Annual General Meeting and at any extraordinary general meeting of shareholders of the Company, if any, held prior to the 2027 Annual General Meeting. Ms. Regina Wenger, a principal of Etude Regina Wenger & Sarah Keiser-Wüger, is a respected notary public based in Lausanne, Switzerland and is the former chairwoman of the Swiss Federation of Notaries. Etude Regina Wenger & Sarah Keiser-Wüger confirmed to the Company that it possesses the required independence to fulfill its responsibilities.
Voting Requirement to Approve Proposal
The affirmative “FOR” vote of a majority of the votes cast at the 2026 Annual General Meeting, not counting abstentions.
Recommendation
Our Board of Directors recommends a vote “FOR” the re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative.

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Corporate Governance and Board of Directors Matters
The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority within Logitech, except for those matters reserved by law or by Logitech’s Articles of Incorporation to its shareholders or those that are delegated to the Group Management Team under the Organizational Regulations (also known as Bylaws). The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairperson decides.
Logitech’s Articles of Incorporation set the minimum number of directors at three. We had 11 members of the Board of Directors as of June 30, 2026. If all of the nominees to the Board presented in Proposal 8 are re-elected, the Board will have 11 members.

Board of Directors Independence
The Board of Directors has determined that each of our directors and director nominees, other than Johanna 'Hanneke' Faber, qualifies as independent in accordance with the published listing requirements of the Nasdaq Stock Market. The Company’s independent directors include Donald Allan, Jr., Edouard Bugnion, Guy Gecht, Christopher Jones, Marjorie Lao, Owen Mahoney, Neela Montgomery, Kwok Wang Ng, Deborah Thomas, and Sascha Zahnd, all of whom are also director nominees. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by Nasdaq rules, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director’s business and personal activities as they may relate to Logitech and Logitech’s management. Further, there are no family relationships among our executive officers or directors.
As a Swiss company, Logitech is also bound to consider the recommendations of the Swiss Code of Best Practice for Corporate Governance (the “Swiss Code of Best Practice”). The Swiss Code of Best Practice is a set of guidelines designed to promote good corporate governance practices among Swiss companies. While the Swiss Code of Best Practice is not legally binding, it serves as a reference point for best practices in corporate governance in Switzerland. The definition of independence included in the Swiss Code of Best Practice requires, among other things, that a director not have served as a member of the company’s executive management during the preceding three years. The principles contained in the Swiss Code of Best Practice are general guidelines and recommendations subject to a “comply or explain” standard.

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Members of the Board of Directors
The Board of Directors nominees, including their professional background, key skills and qualifications, and other public company directorships are set out below and in our "Board Nominees Skills and Experience Profile."

Donald Allan, Jr. 62 Years Old Director since 2024

Executive Chair of the Board, Stanley Black & Decker, Inc. U.S. national
Professional highlights: Donald Allan, Jr. is serving as Executive Chair of the Board of Stanley Black & Decker, Inc., a global provider of construction and industrial tools, outdoor products and engineered fastening solutions, until October 1, 2026 when he is expected to retire. He has held the Executive Chair position since October 2025. Mr. Allan joined Stanley Black & Decker in 1999 and held management roles at Stanley Black & Decker since 2006. Mr. Allan served as President (February 2021 to October 2025) while concurrently serving as the Chief Executive Officer (July 2022 to October 2025) and Chief Financial Officer (December 2008 to July 2022). Prior to joining Stanley Black & Decker, Mr. Allan held financial management positions with Loctite Corporation (now Henkel), a global provider of engineering adhesives and other industrial chemicals. Mr. Allan holds a BS degree in Accounting and Finance from the University of Hartford.
Key skills and qualifications: Mr. Allan has extensive finance expertise developed through his Chief Financial Officer and other financial leadership positions at Stanley Black & Decker and Loctite Corporation. He brings significant experience in senior leadership, operations, governance and strategy from his 20+ year tenure at Stanley Black and Decker to the Board of Directors.
Committees: Mr. Allan currently is the Chairperson of the Compensation Committee and member of the Nominating and Governance Committee. The Board of Directors has determined that he is an independent director.
Other public company directorships:
•Stanley Black & Decker, Inc.

Edouard Bugnion 56 Years Old Director since 2015

Professor & Vice President, EPFL Swiss national
Professional highlights: Edouard Bugnion is a Professor in the School of Computer and Communication Science at the École Polytechnique Fédérale de Lausanne (EPFL) and since January 2025 also the Vice President of Innovation and Impact at EPFL. He previously served as the Vice President for Information Systems at the EPFL from January 2017 to December 2020. Prior to joining the EPFL in August 2012, Dr. Bugnion was a Founder and Chief Technology Officer of Nuova Systems, Inc., a developer of enterprise data center solutions, from October 2005 to May 2008. Nuova Systems was funded by and acquired by Cisco Systems, Inc., a worldwide leader in internet protocol-based networking products and services. He joined Cisco as a Vice President and Chief Technology Officer of Cisco’s Server Access and Virtualization Business Unit from May 2008 to June 2011. Prior to Nuova, Dr. Bugnion was a Founder of VMware, a leading provider of cloud and virtualization software and services, where he held many positions, including Chief Technology Officer, from 1998 to 2005. Dr. Bugnion holds an Engineering Diploma from ETH Zürich, a Master’s degree from Stanford University and a Ph.D. from Stanford University, all in Computer Science.
Key skills and qualifications: Dr. Bugnion’s significant expertise in technology, software and cloud computing, and cybersecurity, and his experience founding technology companies and as a member of the senior leadership of leading technology companies, provides the Board of Directors with technology and product strategy expertise as well as senior leadership.
Committees: Dr. Bugnion currently is a member on the Technology and Innovation Committee of the Board of Directors (the “Technology and Innovation Committee”). The Board of Directors has determined that he is an independent director.

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Table of Contents	CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

Johanna 'Hanneke' Faber 57 Years Old Director since 2024

Chief Executive Officer, Logitech International S.A. Dutch national
Professional highlights: Johanna 'Hanneke' Faber joined Logitech as Chief Executive Officer in December 2023. Prior to joining Logitech, Ms. Faber served as President of the Global Nutrition Division at Unilever PLC, a multinational consumer goods company, from July 2022 to November 2023, where she oversaw the Nutrition Business Group. She was previously President of the Foods & Refreshment Division of Unilever from May 2019 to June 2022. Ms. Faber joined Unilever as a member of its Executive Committee in January 2018, serving as President Unilever Europe. Prior to Unilever, she was a member of the Executive Committee of Ahold Delhaize N.V. from 2013 to 2017, serving first as Chief Commercial Officer and then as Chief E-Commerce and Innovation Officer. Ms. Faber also serves on the Board of the Swiss American Chamber of Commerce. She holds a Bachelor of Arts in Journalism and a Master of Business Administration from the University of Houston (Texas, USA).
Key skills and qualifications: In addition to being the Chief Executive Officer of the Company, Ms. Faber brings significant senior leadership experience at a global scale, including "business-to-business" ("B2B"), "business-to-consumer" ("B2C"), sustainability and governance, to the Board of Directors from her leadership positions at Unilever and Ahold Delhaize.
Other public company directorships:
•Tapestry Inc.

Guy Gecht 61 Years Old Director since 2019

Former Chief Executive Officer, Electronics for Imaging U.S. and Israeli national
Professional highlights: Guy Gecht joined Logitech as a member of the Board of Directors in 2019 and served as Logitech’s interim Chief Executive Officer from June to December 2023. He co-founded and was the Co-CEO of E.Merge Technology Acquisition Corp., a holding company looking to engage in a business combination with a software or internet company, from its founding in June 2020 until its dissolution in September 2022. Mr. Gecht was the Chief Executive Officer of Electronics for Imaging, Inc., a then publicly traded company specializing in digital printing technology, a position he held from January 2000 to October 2018. He also served as President at Electronics for Imaging from May 2012 to October 2018 and from July 1999 to January 2000. Prior to joining Electronics for Imaging, Mr. Gecht worked for several startups in software leadership roles and was the Chief Technology Officer of Apple Israel. Mr. Gecht holds a BS in Computer Science and Mathematics from Ben Gurion University in Israel.
Key skills and qualifications: Mr. Gecht brings senior leadership and expertise in technology, AI, cybersecurity, strategy, M&A and governance to the Board of Directors, having led the transformation and growth of Electronics for Imaging into a global leader in digital imaging.
Board: Mr. Gecht currently is the Chairperson of the Board. The Board of Directors has determined that he is an independent director.
Other public company directorships:
•SolarEdge Technologies, Inc.

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Christopher Jones 57 Years Old Director since 2022

Chief Executive Officer, Artemis Software Works, Inc. U.S. national
Professional highlights: Christopher Jones has over 30 years of experience building products and scaling businesses from multi-national companies to early stage startups. He is the Chief Executive Officer and co-founder of Artemis Software Works, Inc., which was founded to build agents that help individuals manage information overload and work effectively with teams, friends, and family. Before Artemis, he held several positions at Amperity, Inc., a company providing an intelligent customer data platform that empowers global consumer brands, from June 2018 to March 2025. During his tenure he served as interim Chief Executive Officer, Chief Customer Officer, and Chief Product Officer. Prior to joining Amperity, Mr. Jones spent twenty-seven years at Microsoft Corporation, from 1991 to 2018, most recently as Director of Microsoft’s cloud-based AI/ML healthcare innovation initiative Healthcare NExT, from October 2015 to May 2018. At Microsoft, he also served as Corporate Vice President, OneDrive & SharePoint from 2014 to 2015, Corporate Vice President, Outlook.com, OneDrive and Windows Services from 2006 to 2014, Corporate Vice President, Windows from 2000 to 2006. Mr. Jones holds a BS degree in Mathematical and Computational Sciences from Stanford University.
Key skills and qualifications: Mr. Jones brings significant expertise in technology, product development, consumer and enterprise software and services, artificial intelligence and cybersecurity, as well as senior leadership and brand identification experience, to the Board of Directors from leading technology companies such as Amperity and Microsoft.
Committees: Mr. Jones currently is a member of the Nominating and Governance Committee and is the Chairperson of the Technology and Innovation Committee. The Board of Directors has determined that he is an independent director.

Marjorie Lao 52 Years Old Director since 2018

Former Chief Financial Officer, the LEGO Group Philippine and U.K. national
Professional highlights: Marjorie Lao is the former Chief Financial Officer of the LEGO Group, a privately held, family-owned company whose main activity is the development, production, marketing and sales of play materials, a position she held from February 2017 to March 2020. She previously served as the Senior Vice President, Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President, Projects of Seadrill, a deepwater drilling contractor, from February 2013 to December 2013. She served as the Chief Financial Officer and Senior Vice President, Finance of Tandberg ASA, a key player in the videoconferencing industry, from November 2006 to April 2010 and the Vice President, Business Development and M&A from January 2006 to October 2006. Tandberg was acquired by Cisco Systems, Inc., a worldwide leader in Internet Protocol-based networking products and services, and Ms. Lao joined Cisco as the Senior Director, Finance and Senior Director, Strategy and Business Analytics from April 2010 to February 2012. She also served as an Associate and Engagement Manager of McKinsey & Company, an international management consulting firm, from 2002 to 2005 and a Finance Manager and Internal Controls Manager of The Procter & Gamble Company, a consumer brand company, from 1996 to 2000. Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.
Key skills and qualifications: Ms. Lao has extensive finance expertise developed through her Chief Financial Officer and other leadership positions at companies in Europe, the United States and Asia. She brings to the Board of Directors an understanding of global businesses, the videoconferencing and gaming industries, software and enterprise go-to-market strategies and senior leadership, governance, strategy, M&A and corporate responsibility experience from leading technology and brand and consumer marketing companies.
Committees: Ms. Lao currently is a member of the Audit Committee and the Technology and Innovation Committee. The Board of Directors has determined that she is an independent director.
Other public company directorships:
•LuxExperience B.V.
•PT GoTo Gojek Tokopedia Tbk

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Owen Mahoney 59 Years Old Director since 2024

Former President & Chief Executive Officer, Nexon Co., Ltd. U.S. national
Professional highlights: Owen Mahoney is the former President, Chief Executive Officer and Representative Director of Nexon Co., Ltd., a video game publisher based in Japan, a position he held from March 2014 to March 2024. Mr. Mahoney joined Nexon in July 2010 as Chief Financial Officer, a position he held until he assumed the role of Chief Executive Officer in March 2014. Prior to joining Nexon, Mr. Mahoney served as Senior Vice President of Corporate Development at Electronic Arts Inc., a video game company, from November 2000 until March 2009. He holds a Master’s degree in Asian Studies from the University of California, Berkeley and studied Japanese Law and Political Science at the University of Tokyo.
Key skills and qualifications: Mr. Mahoney brings significant expertise in senior leadership, digital gaming and technology, finance, global operations, strategy, M&A, and strategic alliances to the Board of Directors from his leadership positions at video game and software companies in North America and Asia Pacific.
Committees: Mr. Mahoney currently is a member of both the Audit Committee and the Technology and Innovation Committee. The Board of Directors has determined that he is an independent director.
Other public company directorships:
•Hasbro, Inc.

Neela Montgomery 51 Years Old Director since 2017

Former Chief Executive Officer, Crate & Barrel U.K. national
Professional highlights: Neela Montgomery is a Senior Advisor at AlixPartners and was recently the Chief Executive Officer of Orveon Global US LLC, a premium beauty company, a position she held from January 2024 to February 2025. Previously, Ms. Montgomery was the President of CVS Pharmacy, the retail and pharmacy division of CVS Health, a global healthcare services company, where she was also an Executive Vice President, from November 2020 to January 2022. Ms. Montgomery was the Chief Executive Officer of Crate & Barrel Holdings, Inc., a global home furnishings retailer and leader in home e-commerce retailing and digital marketing, from August 2017 to August 2020. Ms. Montgomery was a Member of the Executive Board for Multichannel Retail at the Otto Group, GmbH, a globally operating retail and services group, from November 2014 to July 2017, overseeing all Group companies that operate in e-commerce and store-based retail as well as serving as Executive Chairwoman of Otto Group operating companies including Crate & Barrel. Prior to joining the Otto Group, Ms. Montgomery was the UK General Merchandise Director on the UK Board of Tesco Plc, one of the world’s largest retailers, from June 2012 to June 2014, supervising diverse areas such as Home, Electronics & Entertainment from a multichannel perspective. She served at Tesco since 2002, including as UK E-Commerce Director from March 2011 to December 2012 and as Chief Merchant for Tesco Malaysia from July 2007 to May 2011. Ms. Montgomery studied English literature at Oxford University and holds an MBA from INSEAD having studied in France and Singapore.
Key skills and qualifications: Ms. Montgomery brings senior leadership, multichannel retail, e-commerce, brand oversight, home electronics and global experience to the Board of Directors from her positions in North America, EMEA and Asia Pacific at Orveon, CVS Health, Crate & Barrel, the Otto Group and Tesco.
Committees: Ms. Montgomery currently is a member of the Compensation Committee. The Board of Directors has determined that she is an independent director.
Other public company directorships:
•Koninklijke Ahold Delhaize N.V.

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Kwok Wang Ng 59 Years Old Director since 2022

Former Chief Executive Officer, SGS S.A. Swiss and Chinese national
Professional highlights: Kwok Wang Ng served as the Chief Executive Officer of SGS S.A., a testing, inspection and certification company, from March 2015 to March 2024. He held other management roles at SGS from 1994 to 2015, including Executive Vice President, Industrial Services from 2012 to 2015, Executive Vice President, Consumer Testing Services from 2005 to 2012, Regional Managing Director, SGS U.S. Testing North America from 2002 to 2005, Operations Manager, Consumer Testing Services from 1998 to 2002, Division Manager, Consumer Products, Standard Technical Services from 1996 to 1998. Mr. Ng started his career as a Quality Assurance Engineer at Sodeco S.A., a company specializing in metering and phone systems, from 1987 to 1989. Mr. Ng holds a BA degree in Economics and Econometrics from the University of Essex and a Diploma in Engineering from the Engineering School of Geneva.
Key skills and qualifications: As former CEO of a globally operating Swiss listed company, and through his broad range of management roles in Europe, China and the U.S., Mr. Ng brings senior leadership, consumer product, operations, Swiss investor base and governance, and global experience to the Board of Directors.
Committees: Mr. Ng currently is a member of the Compensation Committee and is the Chairperson of the Nominating and Governance Committee. The Board of Directors has determined that he is an independent director.
Other public company directorships:
•Sika AG

Deborah Thomas 62 Years Old Director since 2020

Retired Executive Vice President and Chief Financial Officer, Hasbro, Inc. U.S. national
Professional highlights: Deborah Thomas was Executive Vice President and Senior Advisor to the CEO of Hasbro, Inc., a global play and entertainment company from May 2023 until her retirement from Hasbro in December 2023. Prior to assuming this role, Ms. Thomas served as Hasbro's Executive Vice President and Chief Financial Officer from March 2013 until May 2023. She previously served at Hasbro as a Senior Vice President and Chief Financial Officer from June 2009 to February 2013, Senior Vice President and Head of Corporate Finance from June 2008 to May 2009, Senior Vice President and Controller from May 2003 to May 2008, and Vice President and Assistant Controller from August 1998 to April 2003. Prior to joining Hasbro, Ms. Thomas held Assurance positions at KPMG Peat Marwick, LLP in the United States and in the United Kingdom from 1986 to 1998. Ms. Thomas is a Certified Public Accountant. She holds a BS degree from Providence College.
Key skills and qualifications: As the former Chief Financial Officer of a leading consumer products, gaming, entertainment and media company, and with significant finance and accounting expertise developed over several decades at a global conglomerate and a Big 4 international accounting firm, Ms. Thomas brings senior leadership, governance, finance (including U.S. GAAP), information technology, supply chain, data analytics, M&A, international and multicategory, multi-brand consumer product, gaming, media and services experience to the Board of Directors.
Committees: Ms. Thomas currently is the Chairperson of the Audit Committee and a member of both the Compensation Committee and the Nominating and Governance Committee. The Board of Directors has determined that she is an independent director.
Other public company directorships:
•Samsonite Group S.A.

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Sascha Zahnd 51 Years Old Director since 2022

Former Chairman, Valora Holding AG Swiss national
Professional highlights: Sascha Zahnd is the former non-executive chairman of Valora Holding AG, a position he held until October 2022. He previously served at Tesla Inc., an automotive and clean energy company, as Vice President EMEA from June 2019 until December 2020 and Vice President, Global Supply Chain from May 2016 to May 2019. Prior to joining Tesla, Mr. Zahnd was the Vice President, Supply & Procurement at ETA S.A./The Swatch Group, a company designing and manufacturing watches and calibers for the watch industry, from 2010 to 2016. From 2001 to 2010, Mr. Zahnd held a series of management positions at IKEA, a multinational conglomerate that designs and sells furniture, appliances and home accessories among other goods and home services, including Head of Supply Division Asia Pacific at IKEA Asia Pacific from 2006 to 2010, Sales Manager and Deputy to General Manager at IKEA Retail from 2005 to 2006, Leader Task Force, Supply Mexico, Turnaround at IKEA Trading (Purchasing), Mexico from 2003 to 2005, Project Leader, European Distribution Strategy at IKEA of Sweden in 2003, and Regional Logistic Manager at IKEA Distribution South Europe from 2001 to 2003. Mr. Zahnd holds an Executive MBA degree from IMD Business School in Lausanne and a BA degree in Business Administration from University of Applied Sciences in Basel.
Key skills and qualifications: Mr. Zahnd brings significant expertise in retail, production and supply chain, as well as senior leadership, Swiss investor and governance knowledge, and global experience, to the Board of Directors from his roles as part of Tesla’s leadership team and in leading technology and retail companies in Europe, the U.S., Mexico and Asia/China.
Committees: Mr. Zahnd currently is a member of both the Audit Committee and the Nominating and Governance Committee. The Board of Directors has determined that he is an independent director.
Other public company directorships:
•LuxExperience B.V.

All members of the Board of Directors currently comply with the limitation on external mandates provided in the Articles of Incorporation.

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Elections to the Board of Directors
Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating and Governance Committee.
Board Composition
The Nominating and Governance Committee is responsible for reviewing and assessing with the Board of Directors the appropriate skills, experience, and background sought in Board members in the context of our business and the then-current membership on the Board of Directors. The Nominating and Governance Committee has not formally established any specific minimum qualifications that must be met by each candidate for the Board of Directors or specific attributes, qualities, or skills that are necessary for one or more of the members of the Board of Directors to possess. We do not expect or intend that each director will have the same background, skills, and experience; we expect that Board members will have a diverse portfolio of backgrounds, skills, and experiences in order to best assist the Board of Directors as a whole in its oversight and advice concerning our business and operations.
The Nominating and Governance Committee's review and assessment of Board candidates and the current Board composition includes numerous factors, such as: diversity with respect to international experience, geographic representation, age, gender, ethnicity, as well as other qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board.
The priorities and emphasis of the Nominating and Governance Committee and of the Board of Directors with regard to these factors change from time to time to take into account changes in our business and other trends, as well as the portfolio of skills and experience of current and prospective Board members.
Listed below are a mix of skills and experiences that the Nominating and Governance Committee and the Board of Directors have identified as important for our director nominees to have in light of our current business and structure. We do not expect each director to possess every attribute, but look for a well-balanced Board of Directors with skills and expertise in various areas. The Board Nominees Skills and Experience Profile table below is intended to depict notable areas of focus for each director based on the current composition of the Board of Directors, and not having a mark does not mean that a particular director does not possess that qualification or skill.
•Senior Leadership Experience. Directors who have served as CEOs and CFOs are valuable to Logitech because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.
•International Business and M&A Experience. Because we are a global organization with research and development, and sales and other offices in many countries, directors with international business experience provide valuable business and cultural perspectives regarding significant aspects of our business. As we focus on growth opportunities, we may consider acquisitions, investments, and partnerships, making directors with M&A experience valuable on the Board of Directors.
•Financial Expertise. Knowledge of financial markets and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Logitech’s structure, financial reporting, and internal control of such activities.
•Industry Experience. We develop and manufacture hardware and software products, ship them worldwide, and sell our products to both consumers and businesses. Accordingly, experience in B2B and B2C businesses, including sales and marketing, and experience in global supply chain and manufacturing is valuable in understanding and providing insight on the challenges and opportunities of significant aspects of our business including sales, marketing, and manufacturing.
•Technology and Cybersecurity Experience. Because we develop design-led, software-enabled hardware, technology experience including in hardware, software, AI, cybersecurity, and product security, is valuable in understanding the opportunities, risks, and challenges of our business and in providing insight and oversight of management. Directors who have indicated technology experience also have experience in AI.
•Brand & Marketing. Our brands have significantly contributed to the success of our business and maintaining and enhancing our brands and marketing efforts are important for our future growth and success.

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•Sustainability / ESG. Directors with sustainability and ESG experience are important to Logitech because they enable the Board to exercise its oversight with respect to the Company’s operational sustainability initiatives and ESG matters.
•People & Compensation. Our success depends on our ability to attract and retain highly skilled executives and employees. Accordingly, having directors with expertise in people and compensation matters are important qualifications for our Board of Directors.
Board Nominees' Skills and Experience Profile(1)

	Allan	Bugnion	Faber	Gecht	Jones	Lao	Mahoney	Montgomery	Ng	Thomas	Zahnd

Years on Board	2	11	2	7	4	8	2	9	4	6	4
CEO / CFO	✓		✓	✓	✓	✓	✓	✓	✓	✓
International Business	✓		✓	✓		✓	✓	✓	✓	✓	✓
Financial Expertise	✓			✓		✓	✓			✓
B2C	✓		✓				✓	✓		✓	✓
B2B	✓	✓		✓	✓	✓			✓
Operations & Supply Chain	✓									✓	✓
Technology		✓		✓	✓		✓
Cybersecurity	✓	✓		✓						✓
M&A	✓			✓		✓	✓		✓	✓	✓
Brand & Marketing	✓		✓				✓	✓		✓
Sustainability / ESG	✓		✓						✓		✓
People & Compensation	✓							✓	✓	✓	✓
(1)A checkmark in the chart indicates a specific area of focus or expertise that is particularly relevant to a director’s service on Logitech’s Board of Directors. The lack of a checkmark does not mean that a director does not also possess experience or skill in that area.
Board Diversity
The review and assessment of director candidates and the current composition of the Board of Directors by the Nominating and Governance Committee includes an assessment of diversity with respect to international experience, geographic representation, age, gender, ethnicity, as well as other qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board. In addition, Swiss law requires companies to report publicly on whether the underrepresented gender comprises at least 30% of a company's board of directors. In our current 11-person Board of Directors, seven directors are men and four directors are women (i.e. 36.4% are female directors). Likewise, our director nominees include seven men and four women. If all nominees are re-elected at the 2026 Annual General Meeting, our Board of Directors will remain composed of 36.4% female directors. The nationalities of our director nominees include Swiss, American, British/U.K., Chinese, Israeli, Filipino and Dutch. Four of our director nominees reside in Europe, six reside in the United States, and one resides in Japan.

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The following chart summarizes certain voluntarily self-identified demographic information of our nominees. Additional biographical information on each nominee is set out above in "Members of the Board of Directors."

Board Diversity Matrix

Country of Principal Executive Offices:	Switzerland
Foreign Private Issuer:	No
Disclosure Prohibited under Home Country Law:	No
Total Number of Nominees:	11

	Female	Male	Non-Binary	Did not Disclose Gender

Gender Identity	4	7	—	—
Demographic Background:
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	2	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—
Did Not Disclose Demographic Background	2*
Nationalities:
Swiss	3
American	5
British/U.K.	2
Israeli	1
Filipino	1
Chinese	1
Dutch	1
* Number of director nominees who “Prefer not to answer” the LGBTQ+ question or the race/ethnicity question.
Identification and Evaluation of Nominees for Directors
Our Nominating and Governance Committee uses a variety of methods for identifying and evaluating nominees for director. It regularly assesses the appropriate size and composition of the Board of Directors, the needs of the Board of Directors and the respective Committees of the Board of Directors, and the qualifications of candidates in light of these needs. The Nominating and Governance Committee typically retains an executive search firm to assist with the identification and evaluation of prospective nominees for the Board of Directors based on criteria established by the Committee. Candidates may also come to the attention of the Nominating and Governance Committee through shareholders, management, or current members of the Board of Directors. The evaluation of these candidates may include information provided to the Committee, discussions with persons familiar with the candidate, interviews with the candidate or other actions the Committee deems appropriate, and typically includes the use of paid third parties to review candidates to ensure the nominees have appropriate qualifications and skills.

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Shareholder Recommendations and Nominees
Under our Articles of Incorporation, one or more registered shareholders who alone or together with other shareholders hold shares representing at least 0.5 percent of the capital or voting rights may demand that an item be placed on the agenda of a meeting of shareholders, including a nominee for election to the Board of Directors. A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to: Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l’Innovation, 1015 Lausanne, Switzerland, or c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134, USA.
Under the Articles of Incorporation, only registered shareholders are recognized as shareholders of the Company. As a result, beneficial shareholders do not have a right to place an item on the agenda of a meeting, regardless of the number of shares they hold. For information on how beneficial shareholders may become registered shareholders, see “Questions and Answers about the Logitech 2026 Annual General Meeting - If I am not a registered shareholder, can I attend and vote at the meeting?”
If the agenda of a general meeting of shareholders includes an item calling for the election of directors, any registered shareholder may propose a candidate for election to the Board of Directors before or at the meeting.
The Nominating and Governance Committee does not have a formal policy on consideration of recommendations for candidates to the Board of Directors from registered shareholders. The Nominating and Governance Committee considers it appropriate not to have such a policy because the evaluation of potential members of the Board of Directors is by its nature a case-by-case process, depending on the composition of the Board of Directors at the time, the needs of the business of the Company, and the experience and qualification of the individual. Accordingly, the Nominating and Governance Committee would consider any such recommendations on a case-by-case basis in its discretion, and would evaluate any such properly submitted nominee in consideration of the criteria for membership of the Board of Directors set forth under “Board Composition” above. Shareholder recommendations to the Board of Directors should be sent to the above address.

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Terms of Office of Directors
Each director is elected individually by a separate vote of shareholders for a one-year term. All of our current directors are being presented for re-election to the Board of Directors at the 2026 Annual General Meeting. Each director is eligible for re-election until his or her seventieth birthday. Directors may not seek re-election after they have reached 70 years of age or have served on the Board of Directors as a non-employee member for 12 years, unless the Board of Directors adopts a resolution to the contrary. A member of the Board who reaches 70 years of age or 12 years of service as a non-employee member of the Board of Directors during the term of his or her directorship may remain a director until the expiration of the term. A director’s term of office as Chairperson coincides with his or her term of office as a director. A director may be re-elected as Chairperson, subject to the age and tenure limits mentioned above.
The year of appointment and remaining term of office as of March 31, 2026 for each director are as follows:

Name	Year First Appointed	Year Current Term Expires

Donald Allan, Jr.(1)	2024	2026 Annual General Meeting
Edouard Bugnion(1)	2015	2026 Annual General Meeting
Johanna 'Hanneke' Faber(2)	2024	2026 Annual General Meeting
Guy Gecht(1)	2019	2026 Annual General Meeting
Christopher Jones(1)	2022	2026 Annual General Meeting
Marjorie Lao(1)	2018	2026 Annual General Meeting
Owen Mahoney(1)	2024	2026 Annual General Meeting
Neela Montgomery(1)	2017	2026 Annual General Meeting
Kwok Wang Ng(1)	2022	2026 Annual General Meeting
Deborah Thomas(1)	2020	2026 Annual General Meeting
Sascha Zahnd(1)	2022	2026 Annual General Meeting
(1)Non-executive members of the Board of Directors.
(2)Executive member of the Board of Directors.

Board Responsibilities and Structure
The Board of Directors is responsible for supervising the management of the business and affairs of the Company. In addition to the non-transferable powers and duties of boards of directors under Swiss law, the Board of Directors also has the following responsibilities:
•the grant of signatory power to its members and the Company’s officers;
•the approval of the budget submitted by the Chief Executive Officer;
•the approval of investments or acquisitions of more than USD 10 million in the aggregate not included in the approved budgets;
•the approval of any expenditure of more than USD 10 million not specifically identified in the approved budgets; and
•the approval of the sale or acquisition, including related borrowings, of the Company’s real estate.
The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the other members of the Group Management Team, except where Swiss law, the Articles of Incorporation or Organizational Regulations (Bylaws) provide differently.

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Board Leadership Structure
The Board of Directors is led by an independent Chairperson in line with current Swiss and U.S. best governance practices of having a separate Chairperson and Chief Executive Officer. The Chairperson of the Board of Directors is elected by the shareholders on an annual basis at the Annual General Meeting of Shareholders. The Secretary of the Board of Directors is typically appointed at the Board of Directors meeting coinciding with the Annual General Meeting of Shareholders. As of June 30, 2026, the Secretary is Samantha Harnett, the Company's Chief Legal Officer.
Role of the Chairperson and of the Chief Executive Officer
The Chairperson has responsibility for managing the Board of Directors, managing the relationship between the Board of Directors and the Chief Executive Officer and senior management of the Company, representing the Board of Directors and the Company with shareholders, the press and other external persons, establishing objectives for and evaluating the performance of the Chief Executive Officer, ensuring succession planning, and, together with the Chief Executive Officer, setting the values, ethics and culture of the Company. The Chairperson also assumes a leading role in the process of mid- and long-term strategic planning and the selection of top-level management, and supports major transaction initiatives of the Company.
The Chief Executive Officer manages the day-to-day operations of Logitech, with the support of executive officers. In particular, the Chief Executive Officer has the following powers and duties:
•Defining and implementing short and medium term strategies;
•Preparing the budget, which must be approved by the Board of Directors;
•Reviewing and certifying the Company’s annual report;
•Appointing, dismissing and promoting any employees of the Company other than executive officers and the head of the internal audit function;
•Taking immediate measures to protect the interests of the Company where a breach of duty is suspected from executive officers until the Board of Directors has decided on the matter;
•Carrying out Board resolutions;
•Reporting regularly to the Chairperson of the Board of Directors on the activities of the business;
•Preparing supporting documents for resolutions that are to be passed by the Board of Directors; and
•Deciding on issues brought to her attention by executive officers.
The detailed authorities and responsibilities of the Board of Directors, the Chief Executive Officer, and the executive officers are set out in the Articles of Incorporation and Organizational Regulations. Please refer to http://ir.logitech.com for copies of these documents.
Lead Independent Director
In the absence of an independent Chairperson of the Board of Directors, the responsibilities of the Lead Independent Director include chairing meetings of the non-executive directors and serving as the presiding director in performing such other functions as the Board of Directors may direct. The decision of whether to have, and the election of, a Lead Independent Director is determined by the independent members of the Board of Directors. The Board of Directors currently does not have a Lead Independent Director. With the re-election of an independent Chairperson of the Board of Directors, it is expected that the Board of Directors will continue not to have a Lead Independent Director.
Means by Which the Board of Directors Supervises Executive Officers
The Board of Directors is regularly informed of developments and issues in the Company’s business, and monitors the activities and responsibilities of the executive officers in various ways.
•At each regular Board meeting, the Chief Executive Officer reports to the Board of Directors on developments and important issues. The Chief Executive Officer also provides updates to the Board of Directors regarding the Company’s business between the dates of regular Board meetings.

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•The roles of Chairperson and Chief Executive Officer are separated, to help ensure balance between leadership of the Board of Directors and leadership of the day-to-day management of the Company. The Chairperson and the Chief Executive Officer have regularly scheduled meetings to discuss the Company's business.
•Executive officers and other members of senior management, at the invitation of the Board of Directors, attend portions of meetings of the Board of Directors and its Committees to report on the financial results of the Company, its operations, performance and outlook, and on areas of the business within their responsibilities, as well as other business matters.
•There are regular quarterly closed sessions of the non-executive, independent members of the Board of Directors, led by the independent Chairperson, where Company issues are discussed without the presence of executive or non-independent members of the Board of Directors or executive officers.
•The Board of Directors holds quarterly closed sessions, where all directors meet without the presence of non-Board members, to discuss matters appropriate to such sessions, including organizational structure and the hiring and mandates of executive officers.
•There are regularly scheduled reviews at Board meetings of the Company's strategic and operational issues, including discussions of issues placed on the agenda by the non-executive members of the Board of Directors.
•The Board of Directors reviews and approves significant changes in the Company’s structure and organization, and is actively involved in significant transactions, including acquisitions, divestitures and major investments.
•All non-executive Board members have access, at their request, to all internal Logitech information.
•The head of the Internal Audit function reports administratively to the Chief Financial Officer and has a functional reporting line and direct access to the Audit Committee Chairperson.
Board Meetings
The Chairperson sets the agenda for meetings of the Board of Directors, in coordination with the Chief Executive Officer. Any member of the Board of Directors may request that a meeting of the Board of Directors be convened. The directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda.
The Chairperson and Chief Executive Officer recommend executive officers or other members of senior management who, at the invitation of the Board of Directors, attend portions of each quarterly Board meeting to report on areas of the business within their responsibility. Infrequently, the Board of Directors may also receive reports from external consultants such as executive search or succession experts, financial advisors or outside legal experts to assist the Board of Directors on matters it is considering.
The Board of Directors typically holds a regularly scheduled Board meeting each quarter for a review and discussion of the Company, its strategy or both, which lasts a full day to a day-and-a-half and in which all directors participate in person except in special individual circumstances. In addition, the Chief Executive Officer and Chief Financial Officer provide a quarterly update to the Board of Directors prior to each earnings announcement. Additional meetings of the Board of Directors may be held by teleconference or videoconference and the duration of such meetings varies depending on the subject matters considered.
Emergency Resolutions
In case of emergency, the Chairperson of the Board of Directors may have the power to pass resolutions which would otherwise be the responsibility of the Board of Directors. Decisions by the Chairperson of the Board of Directors made in this manner are subject to ratification by the Board of Directors at its next meeting or by way of written consent. No such emergency resolutions were passed during fiscal year 2026.
Independent Director Sessions
The Board of Directors has adopted a policy of regularly scheduled sessions of Board meetings where the independent directors meet to consider matters without management or non-independent directors present. During fiscal year 2026, separate sessions of the independent directors were held at four separate meetings.

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Board of Directors and Committee Evaluations
Our Board of Directors recognizes that a robust and constructive Board of Directors and Committee evaluation process is an essential component of Board of Directors effectiveness. Our Board of Directors and each of its committees conduct annual evaluations, which includes a qualitative assessment by each director of the performance of the Board of Directors and the committee or committees on which the director serves. Every third year, the Board of Directors and Committee evaluations are facilitated by an independent third party. The Nominating and Governance Committee, in conjunction with the Chairperson of the Board of Directors, oversees the evaluation process.
The Board of Directors’ Role in Risk Oversight
Our Board of Directors recognizes the importance of effective risk oversight in running a successful business. The Board of Directors is responsible for promoting an appropriate culture of risk management within the Company, and it implements its risk oversight responsibilities, at the highest level, through regular reviews of the Company’s business, product strategy and competitive position, and through management and organizational reviews, evaluations and succession planning.
Within the broad strategic framework established by the Board of Directors, management is responsible for: identifying risk and risk controls related to significant business activities; mapping the risks to company strategy; and developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward and the appropriate manner in which to control risk. The Board of Directors monitors how the Company addresses specific risks, such as strategic and competitive risks, financial risks, brand and reputation risks, cybersecurity and AI risks, ecosystem risks, legal and compliance risks, regulatory risks, and operational risks.
The Board of Directors exercises its oversight responsibility for risk both directly and through its standing Committees. The full Board of Directors receives specific reports on enterprise risk management, in which the identification and control of risk are the primary topics of the discussion. Presentations and other information for the Board of Directors and Committees generally identify and discuss relevant risk and risk control; and the Board members assess and oversee the risks as a part of their review of the related business, financial, or other activity of the Company. The Compensation Committee oversees issues related to the design and risk controls of compensation programs. The Audit Committee oversees issues related to internal control over financial reporting and the Company’s risk tolerance in cash-management investments, as well as cybersecurity, information security and other technology risks, controls and procedures, including review of the Company’s current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plans. The Technology and Innovation Committee oversees the Company’s product security risks, controls and procedures. The Board of Directors’ role in oversight does not have a direct impact on the Board of Directors’ leadership structure, which is discussed above.
Board of Directors Oversight of Environmental, Social and Governance (ESG)
We believe that full board oversight is important to ensure that ESG is part of, and aligned with, our overall Company strategy. As a result, our Board of Directors oversees our ESG programs, with support at the committee level. Our ESG programs include, but are not limited to, sustainability, human rights and labor, privacy and security, and governance practices.
To support the Board of Directors in its oversight efforts, the Nominating and Governance Committee evaluates and advises on the Board of Directors’ process and cadence for oversight of the Company’s ESG strategy. In addition, the Audit Committee reviews and discusses with management the Company's validation procedures for metrics provided in connection with the Swiss Statutory Non-Financial Matters Report.
Board of Directors Oversight of Talent and People
The full Board of Directors has oversight of our people and culture programs, and it performs regular reviews of talent at the leadership level and other key roles, including succession planning for our Chief Executive Officer. Our Committees have responsibility for specific areas of people management. The Nominating and Governance Committee is responsible for director succession and refreshment and also evaluates and makes recommendations to the Board of Directors concerning succession planning for the Chief Executive Officer and other key leadership roles. Our Compensation Committee is responsible for reviewing compensation matters with respect to gender and diversity. The Compensation Committee also administers all equity-based compensation plans of the Company and all related policies and programs.

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Board of Directors Oversight of Artificial Intelligence
AI is an important part of our business and is embedded in our innovation strategy and product development. AI presents risks that require thoughtful governance and oversight. Therefore, oversight of AI is integrated into our broader enterprise risk management and strategic planning processes, and our full Board of Directors exercises oversight of AI from both an opportunity and risk perspective. The full Board of Directors oversees AI as a component of the Company's strategy, reviewing management’s approach to leveraging AI to drive innovation and product development and to improve operational efficiency. Additionally, the Technology and Innovation Committee monitors existing and future trends in technology related to the Company’s business, including AI. The Board of Directors' oversight of risks related to AI include those associated with data privacy, cybersecurity, regulatory compliance, operational integrity, and ethical considerations. The Audit Committee also reviews the Company’s cybersecurity, information security and other technology risks, including AI, in conjunction with the Technology and Innovation Committee’s review of AI in the context of product security. Moreover, in order for the Company to use and deploy AI in an ethical and responsible manner, the Board of Directors adopted the Company's Responsible AI Principles, which are available at https://www.logitech.com/content/dam/logitech/en/principles/responsible-ai-principles.pdf.

Board Committees
The Board of Directors has four standing Committees to assist the Board of Directors in carrying out its duties: Audit, Compensation, Nominating and Governance, and Technology and Innovation. Each of the Committees of the Board of Directors is composed entirely of directors who are independent in accordance with the published listing requirements of the Nasdaq Stock Market and Swiss corporate governance best practices guidelines. The Board of Directors designates the Chairperson of each standing Committee. At each quarterly Board meeting, each applicable Board Committee, through its Chairperson, reports to the full Board of Directors on the substance of the Committee’s meetings, if any, during the quarter.
Each Committee operates pursuant to a written charter approved by the Board of Directors. The Chairperson of each Committee determines the Committee’s meeting agenda. The members of the Committee receive materials in advance of Committee meetings allowing them to prepare for the meeting. The Charters of each Board Committee are available on our Investor Relations website at http://ir.logitech.com. Each of the Audit, Compensation and Nominating and Governance Committees has the authority to engage outside experts, advisors and counsel to the extent it considers appropriate to assist the Committee in its work. The members of the Committees are identified in the following table:

Director	Audit	Compensation	Nominating and Governance	Technology and Innovation

Donald Allan, Jr.		Chairperson	X
Edouard Bugnion				X
Johanna 'Hanneke' Faber
Guy Gecht
Christopher Jones			X	Chairperson
Marjorie Lao	X			X
Owen Mahoney	X			X
Neela Montgomery		X
Kwok Wang Ng		X	Chairperson
Deborah Thomas	Chairperson	X	X
Sascha Zahnd	X		X

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Attendance at Board of Directors, Committee and Annual Shareholders’ Meetings
In fiscal year 2026 the Board of Directors met five times, and all were regularly scheduled meetings. In addition, the Audit Committee met nine times, the Compensation Committee met five times, the Nominating and Governance Committee met four times, and the Technology and Innovation Committee met four times. In addition to its meetings, the Board of Directors took one action for approval by written consent during fiscal year 2026. We expect each director to attend each meeting of the Board of Directors and the Committees on which he or she serves, and also expect them to attend the Annual General Meeting of Shareholders. All of the incumbent directors attended at least 75% of the meetings of the Board of Directors and the Committees on which he or she served. All incumbent directors attended the 2025 Annual General Meeting. Detailed attendance information for Board of Directors and Board Committee meetings during fiscal year 2026 is as follows:

	Board of Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee	Technology and Innovation Committee

# of meetings held	5	9	5	4	4
Donald Allan, Jr.(1)	5		5	2
Wendy Becker(2)	2			2
Edouard Bugnion	5				4
Johanna 'Hanneke' Faber	5
Guy Gecht(3)	5			2	2
Christopher Jones	5			4	4
Marjorie Lao	5	9			4
Owen Mahoney	5	8			4
Neela Montgomery	5		5
Kwok Wang Ng	5		5	4
Deborah Thomas	5	9	5	4
Sascha Zahnd	5	9		4
(1)Mr. Allan joined the Nominating and Governance Committee as of the 2025 Annual General Meeting and attended all of the Nominating and Governance Committee meetings held after the 2025 Annual General Meeting.
(2)Ms. Becker did not stand for re-election to the Board at the 2025 Annual General Meeting.
(3)Mr. Gecht stepped down from the Nominating and Governance Committee and the Technology and Innovation Committee as of the 2025 Annual General Meeting. Mr. Gecht attended all of the two Nominating and Governance Committee and two Technology and Innovation Committee meetings that were held prior to the 2025 Annual General Meeting.
Audit Committee
The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in monitoring the Company’s financial accounting, controls, planning and reporting. It is composed of only non-executive, independent Board members. Among its duties, the Audit Committee:
•Reviews the effectiveness and adequacy of the Company’s internal controls and disclosure controls and procedures;
•Reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;
•Reviews and approves all non-audit work to be performed by the Company's independent auditors;
•Reviews the scope of the Company’s internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;
•Oversees the Company's Code of Conduct and related compliance activities;
•Reviews, before release, the quarterly results and interim financial data;

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•Reviews with management and the independent auditors the Company’s major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company’s guidelines and policies with respect to risk assessment and risk management;
•Reviews, before release, the audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and recommends that the Board of Directors include the audited financial statements in the annual report made available to shareholders;
•Reviews cybersecurity, information security and other technology risks, controls and procedures, including review of the Company’s current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plans; and
•Reviews and discusses with management the Company's validation procedures for metrics provided in connection with the Swiss statutory non-financial matters report; recommends for approval to the Board of Directors the Company's Swiss statutory non-financial matters report.
The Board of Directors has determined that each member of the Audit Committee meets the independence requirements of the Nasdaq Stock Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board of Directors has determined that Ms. Thomas, Ms. Lao, and Mr. Mahoney are audit committee financial experts as defined by the applicable rules and regulations of the SEC.
Compensation Committee
The Compensation Committee is composed of only non-executive, independent Board members. Among its duties, the Compensation Committee:
•Has oversight over the Company's compensation plans applicable to executive officers and to members of the Board of Directors, and makes recommendations to the Board of Directors with respect to improvements or changes to such plans;
•Reviews and recommends to the Board of Directors all compensation programs and other compensation provided to non-employee members of the Board of Directors;
•Reviews and approves all aspects of compensation to the Company's executive officers, including their participation in incentive compensation plans and equity-based compensation plans;
•Annually reviews and approves (a) the annual base salary, (b) the annual or other period incentive bonus, including specific goals and target amounts, (c) equity compensation, and (d) any other benefits, perquisites, compensation or arrangements for the Company's executive officers;
•Administers the Company’s clawback policy;
•Reviews and approves the Company's peer group for purposes of evaluating executive compensation;
•Has authority, without further Board of Directors approval, to review and approve employment agreements and arrangements for the Company's executive officers;
•Reviews compensation matters with respect to gender and diversity;
•Administers all stock ownership, stock option and other equity-based compensation plans of the Company and all related policies and programs;
•Recommends to the Board of Directors the maximum aggregate amount of compensation for the Board of Directors and for the Group Management Team that shall be submitted for approval to the annual general meeting of shareholders;
•Reviews the Compensation Discussion and Analysis, the Swiss Compensation Report and related executive compensation information required in the Company's annual report or proxy statement and determines whether to recommend to the Board of Directors that the Compensation Discussion and Analysis, the Swiss Compensation Report and related executive compensation information be included in the Company's annual report or proxy statement for the annual general meeting of shareholders; and

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•Reviews, at least annually, the Company's overall compensation philosophy and evaluates the results of such policy to ensure that the compensation payable to the Company's executive officers and members of the Board of Directors provides overall competitive pay levels, creates proper incentives to enhance shareholder value, rewards superior performance, and is justified by the returns available to shareholders.
The Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of the Nasdaq Stock Market listing standards. Please refer to the Company’s "Compensation Report for Fiscal Year 2026" for further information on the Compensation Committee’s criteria and process for evaluating executive compensation.
Nominating and Governance Committee
The Nominating and Governance Committee is composed of only non-executive, independent directors. Among its duties, the Nominating and Governance Committee:
•Evaluates the composition and size of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;
•Determines on an annual basis the desired Board of Directors qualifications and expertise and conducts searches for potential directors with these attributes;
•Evaluates and makes recommendations of nominees for election to the Board of Directors, as Chairperson of the Board, and to the Compensation Committee;
•Evaluates and makes recommendations to the Board of Directors concerning the appointment of directors to Board Committees and the selection of Board Committees Chairpersons;
•Evaluates and makes recommendations to the Board of Directors concerning succession planning for the Company's Chairperson, Board Committee leaderships roles, Chief Executive Officer of the Company and key leadership roles;
•Reviews developments relating to corporate governance and reviews and makes recommendations to the Board of Directors regarding changes to the Company’s Corporate Governance Principles and other corporate governance-related documents as appropriate;
•Evaluates and advises on the Board of Directors' process and cadence for oversight of the Company's ESG strategy;
•Reviews directors’ membership on the boards of directors or senior leadership of other companies or organizations, approves the Company Chief Executive Officer's and other Group Management Team members' service on the boards of directors or senior leadership of charitable or similar organizations, and evaluates and makes recommendations to the Board of Directors regarding their service on the boards of directors or senior leadership of other companies or legal entities; and
•Considers any questions of actual or potential conflicts of interest of Board members and Group Management Team members.
The Nominating and Governance Committee typically retains an executive search firm to assist with the identification and evaluation of prospective nominees for the Board of Directors based on criteria established by the Committee. For information on the Nominating and Governance Committee’s policies with respect to director nominations please see “Elections to the Board of Directors” above.
The Board of Directors has determined that each member of the Nominating and Governance Committee meets the independence requirements of the Nasdaq Stock Market listing standards. Upon the Committee’s recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board of Directors. Nominees are then selected by a majority of the independent members of the Board of Directors.

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Technology and Innovation Committee
The Technology and Innovation Committee is composed of at least two members. Among its duties, the Technology and Innovation Committee:
•Reviews the Company’s technology plans, applications and strategies;
•Monitors existing and future trends in technology related to the Company’s business and advises the Board of Directors and the Company’s senior technology management team with respect to such trends;
•Reviews the Company’s approaches to acquiring and maintaining the Company’s technology position;
•Meets with the Company’s senior technology management team to review the Company’s internal technology development and product innovation activities and provide input; and
•Reviews the Company’s product security risks, controls and procedures, in conjunction with the Audit Committee's review of cybersecurity, information security and other technology risks.

Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee has been an officer or employee of the Company. None of our executive officers serves on the board of directors or compensation committee (or other Committee of the Board of Directors performing similar functions) of a company that has an executive officer that serves on our Board of Directors.

Shareholder Engagement
Our Board of Directors and management team greatly value the opinions and feedback of our shareholders. We have ongoing engagement with our shareholders throughout the year to better understand shareholders' priorities and perspectives on significant issues, including our strategy, corporate governance, executive compensation, risk oversight, AI, and sustainability matters. In calendar year 2026, we reached out to our top 20 investors, which represent 49% of our outstanding shares, and the Chairperson of the Board and the Chairperson of the Audit Committee held meetings with several of those investors. Additionally, we met with proxy advisory firms to discuss our programs and learn about key focus areas for their clients.

Communications with the Board of Directors
Shareholders may contact the Board of Directors about bona fide issues or questions about Logitech by sending an email to generalcounsel@logitech.com or by writing the Corporate Secretary at the following address:
Logitech International S.A.
Attn: Corporate Secretary
EPFL - Quartier de l’Innovation
1015 Lausanne, Switzerland
All such shareholder communications will be forwarded to the appropriate member or members of the Board of Directors or, if none is specified, to the Chairperson of the Board of Directors.

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Security Ownership

Security Ownership of Certain Beneficial Owners and Management as of June 30, 2026
In accordance with the proxy statement rules under U.S. securities laws, the following table shows the number of our shares beneficially owned as of June 30, 2026 by:
•Each person or group known by Logitech, based on filings pursuant to Section 13(d) or (g) under the U.S. Securities Exchange Act of 1934 or notifications to the Company under applicable Swiss laws, to own beneficially more than 5% of our outstanding shares as of June 30, 2026;
•Each director and each nominee for director;
•The persons named in the Summary Compensation Table in the Compensation Report (the “NEOs”); and
•All directors and current executive officers as a group.

	Number of Shares Owned(1)	Shares that May be Acquired Within 60 Days(2)	Total Beneficial Ownership	Total as a Percentage of Shares Outstanding(3)

5% Shareholders:(4)
BlackRock, Inc.(5)	9,777,832	—	9,777,832	6.8%
UBS Asset Management (Americas), Inc.(6)	10,968,407	—	10,968,407	7.6%
Directors and Director Nominees, not including NEOs:
Donald Allan, Jr.	1,896		1,896	*
Edouard Bugnion	47,178	—	47,178	*
Guy Gecht	17,663	—	17,663	*
Christopher Jones	6,985	—	6,985	*
Marjorie Lao	16,555	—	16,555	*
Owen Mahoney	2,274	—	2,274	*
Neela Montgomery	10,443	—	10,443	*
Kwok Wang Ng	10,707	—	10,707	*
Deborah Thomas	10,663	—	10,663	*
Sascha Zahnd	9,510	—	9,510	*
NEOs
Johanna 'Hanneke' Faber	14,815	—	14,815	*
Matteo Anversa	7,602	—	7,602	*
Samantha Harnett(7)	40,070	15,247	55,317	*
Current Directors and NEOs
as a Group (13)	196,361	15,247	211,608	*
*    Less than 1%
(1)To Logitech’s knowledge, except as otherwise noted in the footnotes to this table, each director, director nominee and NEO has sole voting and investment power over the shares reported as beneficially owned in accordance with SEC rules, subject to community property laws where applicable.

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(2)Includes shares represented by PSUs that are expected to vest within 60 days after June 30, 2026. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the restricted stock units, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(3)Based on 143,566,251 shares outstanding on June 30, 2026 (160,784,460 shares issued less 17,218,209 treasury shares).
(4)Unless otherwise indicated, the address for each beneficial owner listed in this table is c/o Logitech International S.A., EPFL, Quartier de l’Innovation, 1015 Lausanne, Switzerland or c/o Logitech Inc., 3930 North First Street, San Jose, California 95134, USA.
(5)The number of shares held by BlackRock, Inc. is based on the number of shares reported as beneficially owned by BlackRock, Inc. and its subsidiaries on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on April 23, 2025. BlackRock, Inc. has sole voting power over 9,072,088 shares and sole dispositive power over 9,777,832 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.
(6)The number of shares held by UBS Group AG is based on the number of shares reported as beneficially owned by UBS Group AG and its subsidiaries reported to SIX pursuant to article 120 of the Swiss Financial Market Infrastructure Act on May 8, 2024. The address of UBS Group AG is Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland.
(7)Ms. Harnett will vest the second tranche of the one-off equity award which was granted in fiscal year 2024 at a performance level of 200% on August 15, 2026.

Share Ownership Guidelines
Logitech has established share ownership guidelines for its non-executive members of the Board of Directors, the Chief Executive Officer, executive officers and other officers who report directly to the CEO.
Each non-employee director is required to own Company shares with a market value equal to five times his or her annual cash retainer under the guidelines adopted by the Board of Directors in June 2006 (as revised in June 2013, June 2019 (effective September 4, 2019), July 2020, and June 2021). Non-employee directors are required to achieve this ownership requirement within five years after joining the Board of Directors. If a non-employee director has not met the ownership guidelines by the end of the five-year period or falls below the guidelines at any time after the five-year period, one-half of the non-employee director's annual Board of Directors retainer will be paid in Company shares until the ownership guidelines are satisfied. After reaching the share ownership requirement and then falling below the guidelines solely as a result of the Company's stock price dropping or as a result of a change in the eligible shares definition, the non-employee director will have until the later of the original five-year period or up to two years from falling below the guidelines to return to compliance with the guidelines. The guidelines will be adjusted to reflect any capital adjustments, and will be re-evaluated by the Board of Directors from time to time. As of June 30, 2026, each non-employee director had either satisfied these ownership guidelines or had time remaining to do so.
The Compensation Committee adopted share ownership guidelines for executive officers and other officers who report directly to the CEO, effective September 2008. These guidelines were last revised in June 2021. They apply to executive officers and other officers who report directly to the CEO. These guidelines require:
•The CEO to hold a number of Company shares with a market value equal to five times his or her annual base salary;
•The Chief Financial Officer to hold a number of Company shares with a market value equal to three times his or her annual base salary;
•Executive officers, other than the CEO and CFO, each to hold a number of Company shares with a market value equal to two times their respective annual base salary; and
•Remaining officers who report directly to the CEO each to hold a number of Company shares with a market value equal to their respective annual base salary.

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Each officer subject to the guidelines is required to achieve their applicable ownership guidelines within five years of such officer first becoming subject to the guidelines. The ownership guidelines may be met only through owned shares. The CEO must hold 100% of his or her after-tax shares resulting from equity incentive awards until the ownership guidelines are reached, and all other executive officers and officers subject to the guidelines must hold at least 50% of the after-tax shares resulting from equity incentive awards until the ownership requirements are reached. If the ownership guidelines are not met by the end of the five-year accumulation period or if an officer subject to the guidelines falls below the guidelines at any time after the five-year period, the officer will receive 50% of the after-tax value of any earned bonuses under the Annual Bonus Plan paid in fully vested Company shares. After reaching the share ownership guidelines and then falling below the guidelines solely as a result of the Company's stock price dropping or as a result of a change in the eligible shares definition, the officer will have until the later of the original five-year period or up to two years from falling below the guidelines to return to compliance. The guidelines will be adjusted to reflect any capital adjustments, and will be re-evaluated by the Compensation Committee from time to time. As of June 30, 2026, all of the executive officers and officers subject to the guidelines had either satisfied these ownership guidelines or had time remaining to do so.

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Certain Relationships and Related Party Transactions

Our Policies
It is our policy that all employees must not engage in any activities that could conflict with the Company’s business interests, adversely affect its reputation, or interfere with the fulfillment of their job responsibilities, which must at all times be performed in the best interests of the Company. Additionally, Company employees may not use their position with the Company, or the Company’s information or assets, for their personal gain or for the improper benefit of others. These policies are included in our Code of Conduct, which applies to our directors, executive officers and other employees. If, in a particular circumstance, the Board of Directors concludes that there is, or may be, a perceived conflict of interest, the Board of Directors will instruct our legal department to work with our relevant business units to determine if there is a conflict of interest. Any waivers to these conflict-of-interest rules concerning a director or executive officer require the prior approval of the Board of Directors. Additionally, any transaction that is a related party transaction under U.S. securities laws must be approved by the Audit Committee or another independent committee of the Board of Directors.

Nasdaq Rules and Swiss Best Corporate Governance Practices
Nasdaq rules defining “independent” director status also govern conflict-of-interest situations, as does the Swiss Code of Best Practice. As discussed above, the Board of Directors has determined that each of our directors and director nominees, except Ms. Faber, qualifies as “independent” in accordance with the Nasdaq rules. The Nasdaq rules include a series of objective tests that prohibit a director from being considered independent if the director has or has had certain employment, business, or family relationships with the company. The Nasdaq definition of independence requires the Board of Directors to review the relations between each independent director and the company on a subjective basis. Following this review, the Board of Directors has made a subjective determination for each independent director, concluding that no relationships exist which, in the opinion of the Board of Directors, could interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
With respect to the independence requirements under the Swiss Code of Best Practice, the Board of Directors has likewise determined that each of the Company’s current directors, except Ms. Faber, qualifies as independent.

SEC Rules
The SEC has specific disclosure requirements covering certain types of transactions involving the Company and a director, executive officer, and persons and entities affiliated with them.
Since April 1, 2025, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeds or will exceed USD 120,000 and in which any current director, director nominee, executive officer, holder of more than 5% of our shares, or any member of the immediate family of any of the foregoing, has or will have a direct or indirect material interest.
We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify our directors and officers to the fullest extent permitted by Swiss and California law.
None of the following persons have been indebted to the Company or its subsidiaries at any time since the beginning of fiscal year 2026: any of our directors or executive officers; any nominee for election as a director; any member of the immediate family of any of our directors, executive officers or nominees for director; any corporation or organization of which any of our directors, executive officers or nominees for director is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities (excluding trade debt incurred in the ordinary course of business); and any trust or other estate in which any of the directors, executive officers or nominees for director has a substantial beneficial interest or for which such person serves as a trustee or in a similar capacity.

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Independent Auditors
Under the Company’s Articles of Incorporation, the shareholders elect or re-elect the Company’s independent auditors each year at the Annual General Meeting.
The Company’s independent auditors for fiscal year 2026 were KPMG AG, Zurich, Switzerland. KPMG AG assumed its first audit mandate for the Company in fiscal year 2015. They were elected by the shareholders as the Company’s auditors at the Annual General Meeting in December 2014 and re-elected at the subsequent Annual General Meetings from September 2015 to September 2025. For purposes of U.S. securities law reporting, KPMG LLP, San Francisco, California, served as the Company’s independent registered public accounting firm for fiscal year 2026. Together, KPMG AG and KPMG LLP are referred to as “KPMG.” The Audit Committee is responsible for supervising the performance of the Company’s independent auditors, and recommending their election or replacement to the Board of Directors.
Representatives of KPMG are invited to attend all regular meetings of the Audit Committee. During fiscal year 2026, KPMG representatives attended all of the Audit Committee meetings. The Audit Committee met separately six times with representatives of KPMG in closed sessions during these meetings. On a quarterly basis, KPMG reports on the findings of their audit and/or review work including their audit of the Company’s internal control over financial reporting. These reports include their assessment of critical accounting policies and practices used, alternative treatments of financial information discussed with management, and other material written communication between them and management. At each quarterly Board of Directors meeting, the Audit Committee reports to the full Board of Directors on the substance of the Committee meetings during the quarter. On an annual basis, the Audit Committee approves KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. The Audit Committee also reviews the annual report provided by KPMG regarding their independence. The Audit Committee recommends to the Board of Directors the appointment or replacement of the independent auditors, subject to shareholder approval.

Audit and Non-Audit Fees
The following table sets forth the aggregate fees billed to us for the audit and other services provided by KPMG during the fiscal years ended March 31, 2026 and 2025 (in thousands):

	2026	2025

Audit fees(1)	$4,087	$4,577
Tax fees(2)	189	308
Total	$4,276	$4,885
(1)Audit fees include fees for the audit of our financial statements in our Annual Report on Form 10-K, fees for the audit of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, fees for the review of the interim condensed financial statements in our Quarterly Reports on Form 10-Q, fees for the audit of our consolidated financial statements in connection with the Swiss SIX filing, and fees for audit services provided in connection with statutory and regulatory filings or other engagements.
(2)Tax fees include fees related to tax compliance and tax consulting services.

Pre-Approval Procedures and Policies
The Audit Committee pre-approves all audit and non-audit services to KPMG. This pre-approval must occur before the auditors are engaged. Services that last longer than a year must be re-approved by the Audit Committee.
The Audit Committee can delegate pre-approval authority to a single independent member of the Audit Committee, subject to a set dollar amount. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Chief Accounting Officer is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee.

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Report of the Audit Committee

The Audit Committee is responsible for overseeing the Company's accounting and financial reporting processes and audits of Logitech’s financial statements. The Audit Committee acts solely in an oversight role and relies on the work and assurances of management, which has primary responsibility for the Company’s financial statements and reports, the Company’s internal auditors, as well as KPMG LLP, which is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with U.S. generally accepted accounting principles and on the Company’s internal control effectiveness over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board.
The Board of Directors has adopted a written charter for the Audit Committee. A copy of the Audit Committee Charter can be found on our website at http://ir.logitech.com. To view the charter, select “Governance Documents” under “Corporate Governance.”
The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended March 31, 2026, with management. In addition, the Audit Committee has also discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board.
The Audit Committee has also received and reviewed the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP their independence.
Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Logitech’s Annual Report on Form 10-K for the fiscal year ended March 31, 2026.
Submitted by the Audit Committee of the Board of Directors
Deborah Thomas, Chairperson
Marjorie Lao
Owen Mahoney
Sascha Zahnd

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Delinquent Section 16(a) Reports
Section 16 of the Exchange Act requires our directors, executive officers, and any persons who own more than 10% of the Company’s shares to comply with obligations to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by them. As a matter of practice, the Company's administrative staff assists our executive officers and directors in preparing their initial ownership reports and reporting ownership changes, and typically files these reports on their behalf. Based on our review of the reports provided to us and on representations received from our directors and executive officers, we believe that all of our directors, executive officers and persons who beneficially own more than 10% of our shares complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year 2026, except Mr. Arunkundrum's September 4, 2026 option exercise was reported late in a Form 4 amendment filed September 17, 2026 and the September 9, 2026 restricted stock unit grants to the following directors were reported one day late on September 12, 2026: Messrs. Donald Allan, Jr., Edouard Bugnion, Guy Gecht, Kwok Wang Ng, Christopher Jones, Owen Mahoney, Sascha Zahnd and Mses. Marjorie Lao, Neela Montgomery and Deborah Thomas.

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A Message from Donald Allan, Jr. Chair, Compensation Committee
Fiscal Year 2026: Strong Results, Earned Rewards
Fiscal year 2026 was a standout year. The Company delivered exceptional operating income and earnings per share and expanded gross margins, despite tariff headwinds. Operating income, earnings per share and gross margin were at record levels, with the exception of the pandemic peaks. The Board of Directors also approved a new $1.4 billion share buyback program, part of our commitment to $2 billion in buybacks over three years.
A Pay Program Built for Shareholders
Our executive compensation program is designed to attract top talent, drive sustained growth, and tie outcomes directly to shareholder value.
Regular shareholder dialogue shapes how the Compensation Committee makes decisions. In our most recent off-season outreach, we reached out to shareholders representing 49% of our outstanding shares and met with shareholders representing 23% of outstanding shares. Key topics included:
•AI Readiness — Board of Directors fluency in AI and our talent investments to stay ahead
•Compensation Design — Why using the same financial metrics in short- and long-term plans while also including an ESG goal in our short-term plan best serves our objectives; how we bridge U.S. and Swiss market demands; and disclosure improvements to make our program more transparent and understandable such as specific individual performance achievements under the Annual Bonus Program and a detailed description of our new PSU design for fiscal year 2026.
•ESG Commitment — Our continued inclusion of an ESG component in the annual incentive plan, affirming our commitment to sustainability to Designing a Positive Future which is important to the Company and reflects our culture.
Fiscal Year 2026 Pay Outcomes
Performance drove results and pay followed. Above-target revenue and above-maximum non-GAAP operating income resulted in annual cash bonuses funding at 152% of target.
Our fiscal year 2024 PSUs (covering the three-year period fiscal year 2024–fiscal year 2026) vested at 193% of target, reflecting strong revenue, above-maximum non-GAAP operating income, and relative TSR in the top quartile of the Russell 3000.
Looking Ahead: Fiscal Year 2027 Priorities
We're making one key change for fiscal year 2027: both short- and long-term incentives will assign a higher weighting to revenue goals than non-GAAP operating income goals. This change reinforces management's focus on top-line growth. We'll also continue engaging shareholders across our Swiss and U.S. investor base to address their distinct perspectives on executive pay.
The Company's performance reflects real execution against a clear strategy. We're proud of this leadership team and confident in the direction we're headed.
On behalf of the full Board of Directors, thank you for your continued support. We ask for your support on the fiscal year 2026 advisory executive compensation proposals.
Sincerely,
Donald Allan, Jr.

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Compensation Report for Fiscal Year 2026
This Compensation Report has been designed to comply with both the proxy statement disclosure rules under U.S. securities laws and Swiss regulations. For Swiss law purposes, this Compensation Report is supplemented by the "Compensation Tables Audited Under Swiss Law" prepared in compliance with Swiss corporate law. This Compensation Report is an integrated part of our Invitation, Proxy Statement and Annual Report for our 2026 Annual General Meeting.

Compensation Discussion and Analysis
This Compensation Discussion and Analysis ("CD&A") is intended to assist our shareholders in understanding our executive compensation program by providing an overview of our executive compensation-related policies, practices, and decisions for fiscal year 2026. It also explains how we determined the material elements of compensation for our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our other executive officers (together with the CEO and CFO, our “Named Executive Officers” or "NEOs"). For fiscal year 2026, our NEOs were:
•Johanna 'Hanneke' Faber, Chief Executive Officer;
•Matteo Anversa, Chief Financial Officer;
•Samantha Harnett, Chief Legal Officer; and
~~•~~Prakash Arunkundrum, former President of Logitech for Business.
Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025.

Executive Summary
The Compensation Committee believes the design of our executive compensation program has met and will continue to meet our goal of providing market-competitive compensation opportunities, delivering above-target rewards when Logitech exceeds both internal goals and the overall market, and more limited rewards when Logitech’s performance falls short of these objectives. Overall, our Compensation Committee believes the executive compensation program aligns executive pay with Company performance and shareholder outcomes while motivating executives to drive long-term value creation.
Fiscal Year 2026 Business Highlights
At the start of fiscal year ("FY") 2026, amidst a shifting landscape, we set out to: lean into market opportunities with an offensive mindset; apply rigorous cost discipline; and leverage our global manufacturing footprint for real time agility. As detailed below, we resolutely delivered on all three objectives.
•Sales were $4.84 billion, up 6 percent in US dollars and 4 percent in constant currency compared to the prior year.
•GAAP operating income was $775 million, up 18 percent compared to the prior year.
•GAAP earnings per share was $4.80, up 16 percent compared to the prior year.
•Cash flow from operations was $1.04 billion. The year-ending cash balance was $1.7 billion. The Company returned $768 million of cash to shareholders through its annual dividend payment and share repurchases.
Please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report for a more detailed discussion of our fiscal year 2026 financial results.

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents
The graph below shows our total shareholder return ("TSR") and cash returned to shareholders:
Summary of Fiscal Year 2026 Compensation Actions
The incentives established under our executive compensation program are designed to attract, retain, and incentivize our executive team, support competitiveness within our industry, and drive strong Company performance. We believe the program has contributed to our growth and shareholder value creation and reflects our commitment to pay-for-performance.
Below is a summary of the key compensation related actions and outcomes from fiscal year 2026, which demonstrate our strong commitment to pay-for-performance:
•Maintained Prior Annual Bonus Plan Financial Metrics to Ensure Continued Alignment with Key Value Drivers of our Business: In fiscal year 2026, the Compensation Committee maintained the same performance metrics and relative weightings under the Annual Bonus Plan as used in prior fiscal years in order to reinforce management’s focus on critical priorities, including revenue growth, effective cost management, and increased profitability.
•Reaffirmed Commitment to Sustainability: We continued to incorporate an ESG goal into our Annual Bonus Plan, accounting for 10% of the bonus opportunity. This goal is assessed based on Logitech's absolute gross carbon reduction.
•Achieved Incentive Outcomes Consistent with Company Performance: The Company achieved a 152% payout under our Annual Bonus Plan, reflecting strong performance across constant currency, non-GAAP operating income and ESG metrics. For the fiscal year 2024-2026 PSU cycle, performance exceeded financial targets and our total shareholder return ranked near the top quartile of the Russell 3000, resulting in vesting at 193% of target.
•Revised the Design of our Performance-Based Equity Incentive Awards: While the metrics for our performance-based equity incentive awards, non-GAAP operating income and revenue growth, remained unchanged and continued to be equally weighted, we revised the performance framework from a single three-year cumulative measurement period to three, one-year performance periods within the overall three-year cycle. Revenue and non‑GAAP operating income are now measured annually, while relative TSR continues to be assessed over the full three-year period. Importantly, the three annual performance goals are established at the beginning of the three-year performance period. This revised structure is intended to strengthen alignment between

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pay and sustained operating performance, improve year-to-year accountability, and reduce the potential for disproportionate payouts resulting from unusually strong or weak performance in any single period.
Detailed information on the fiscal year 2026 compensation outcomes for our NEOs is provided in the table below. The PSUs granted to our NEOs in fiscal year 2026 will vest only upon satisfaction of performance conditions.

Named Executive Officer	FY 2026 Base Salary Increase from FY 2025	FY 2026 Annual Bonus as a Percentage of Target Bonus	FY 2024 PSU Vesting Level(1)	FY 2026 PSU Approved Value(2)

Johanna 'Hanneke' Faber, Chief Executive Officer	—%	152%	n/a	$6,000,000
Matteo Anversa, Chief Financial Officer	—%	152%	n/a	$3,000,000
Samantha Harnett, Chief Legal Officer	—%	152%	193%	$2,000,000
Prakash Arunkundrum, former President of Logitech for Business(3)	—%	—%	—%	$2,500,000
(1)Not applicable (n/a) as Ms. Faber and Mr. Anversa did not receive fiscal year 2024 PSU award and will receive their first PSU vesting in fiscal year 2027.
(2)Reflects the value approved by the Compensation Committee for each NEO which may differ from the stock awards value reflected in the "Summary Compensation Table for Fiscal Year 2026" below, which represents the aggregate grant date fair value of stock awards under the SEC rules.
(3)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his annual bonus and his unvested equity awards.
Emphasis on Performance-Based Compensation
Our executive compensation program prioritizes variable performance-based pay over fixed pay causing annual compensation for our NEOs to vary year over year based on our corporate financial and operational outcomes, as well as individual performance.
In fiscal year 2026, performance-based compensation represented most (86%) of the CEO's total target direct compensation. This included cash under our Annual Bonus Plan, earned based on the achievement of pre-established performance criteria, and performance-based equity awards (PSUs), granted as long-term incentives, the value of which depended on achieving pre-established performance goals. Fixed pay, consisting of base salary, constituted just 14% of the total target direct compensation for the CEO in fiscal year 2026.
The following chart shows the percentages of target "variable" performance-based pay, which includes the annual bonus and long-term equity incentives ("LTI") PSUs, versus "fixed" pay which only includes base salary, awarded to our CEO for fiscal year 2026:

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This same philosophy was applied to our non-CEO NEOs. The following chart, excluding the former President of Logitech for Business, shows the percentages of target "variable" performance-based pay versus target "fixed" pay for fiscal year 2026:
Executive Compensation Best Practices
We strive to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our executive compensation philosophy. We have implemented the following executive compensation policies and practices, which are designed to drive performance while discouraging or limiting actions that we believe do not align with the long-term interests of our shareholders.
What We Do

✓	Compensation Committee Independence – Our Board of Directors maintains a Compensation Committee which is composed solely of independent directors.
✓	Independent Compensation Committee Advisors – The Compensation Committee engages its own independent advisors and reviews their independence annually.
✓
Annual Compensation Review – The Compensation Committee conducts an annual review of our executive compensation philosophy and strategy, including a review of the compensation peer group and other information used for comparative purposes.

✓
Compensation-Related Risk Assessment – The Compensation Committee conducts an annual evaluation of our compensation programs, policies, and practices to ensure that they are designed to reflect an appropriate level of risk-taking but do not encourage our NEOs or other employees to take excessive or unnecessary risks that could have a material adverse impact on the Company.

✓
Emphasize Performance-Based Incentive Compensation – The Compensation Committee designs our executive compensation program to use performance-based short-term and long-term incentive compensation awards, aligning the interests of our NEOs with those of our shareholders. In the period of fiscal year 2023 to fiscal year 2026, all NEOs' annual long-term equity awards have been granted entirely in the form of PSUs, and the use of service-based restricted stock units ("RSUs") in the annual equity grant has been eliminated.

✓
Emphasize Long-Term Equity Compensation – The Compensation Committee uses equity awards to deliver long-term incentive compensation opportunities to our NEOs. These equity awards vest or may be earned over multi-year periods, which better serves our long-term value creation goals and retention objectives.

✓
Limited Executive Perquisites – We generally do not provide perquisites or other personal benefits to our NEOs. With the exception of providing our CEO with additional medical coverage and a deferred compensation plan contribution, the NEOs generally participate in our health and welfare benefit programs on the same basis as all of our employees.

✓
Stock Ownership Policy – We maintain a stock ownership policy for our directors, NEOs, and other executive officers, which requires each of them to own a specified amount of our registered shares as a multiple of their base salary or annual board retainer.

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✓
Compensation Recovery Policy – We have adopted a compensation recovery policy that provides for the recoupment of erroneously awarded incentive-based compensation from our Section 16 officers in accordance with the SEC and Nasdaq Listing Standards implemented pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”).

✓
“Double-Trigger” Change in Control Arrangements in Equity Award Agreements – The post-employment equity compensation arrangements for our NEOs are based on a “double-trigger” arrangement that provides for acceleration of vesting of equity only in the event of (i) a change in control of the Company and (ii) a qualifying termination of employment. As noted below and required by Swiss law, we do not provide any cash payment related to termination of employment or change in control.

✓
Prohibition on Hedging, Pledging and Short Sales – Under our Insider Trading Policy, we prohibit members of our Board of Directors, NEOs, and other executive officers from engaging in any short sales, transactions in derivatives, hedging, and pledging of Logitech securities.

✓	Succession Planning – Our Board of Directors annually reviews our succession strategies and plans for our most critical positions.
What We Do Not Do

✗
No Severance or Change in Control Arrangements – To comply with Swiss corporate law, we have no severance or change in control arrangements (other than acceleration of vesting of equity awards as provided in our equity award agreements) for our NEOs.

✗
No Tax “Gross-Ups” or Payments – We do not provide any “gross-ups” or tax payments in connection with any compensation element for our NEOs, other than for our standard relocation benefits. This means we do not provide any excise tax “gross-up” or tax reimbursement in connection with any change in control payments or benefits.

✗	No Unearned Dividends – We do not pay dividends or dividend equivalents on unvested or unearned RSU or PSU awards.
✗	No Stock Option Repricing – We do not reprice options to purchase our registered shares without shareholder approval.
✗	No Stock Option Awards – We do not grant stock option awards to our NEOs.
Shareholder Approval of Pay
As required under the U.S. securities laws, Logitech provides our shareholders the opportunity to cast say-on-pay advisory votes on executive compensation on an annual basis ("Say-on-Pay"), as reflected in "Proposal 2 – Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year 2026." We remain committed to providing clear and thorough disclosure on our executive compensation practices and actions, and our Compensation Committee will continue to carefully consider the voting results as well as the feedback received through our regular shareholder outreach and engagement process.
Beginning in 2015, in compliance with applicable Swiss law, we implemented annual binding shareholder votes on the maximum aggregate compensation amounts for our Board of Directors and for our Group Management Team consistent with the compensation structure that shareholders approved in amendments to our Articles of Incorporation at our 2014 Annual General Meeting.
At our 2024 Annual General Meeting, shareholders approved the following maximum aggregate amounts of compensation for the Group Management Team and for the Board of Directors. A comparison of the approved maximum amounts and actual compensation paid is detailed below:

	Period	Approved Maximum Aggregate Compensation	Actual Aggregate Compensation

Group Management Team (1)	Fiscal Year 2026	USD 26,700,000	USD 21,816,437
Board of Directors	2024-2025 Board Year	CHF 3,900,000	CHF 3,609,080
(1)Approved maximum aggregate compensation amount based on four Group Management Team members, including Mr. Arunkundrum who resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025.

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At our 2025 Annual General Meeting, 79.00% of the votes cast on our annual Say-on-Pay proposal supported the compensation of our NEOs for fiscal year 2025, 80.30% approved the maximum aggregate amount of compensation of our Group Management Team for fiscal year 2027 and 98.38% approved the maximum aggregate amount of compensation for the Board of Directors for the 2025 to 2026 Board Year.
Shareholder Engagement
We believe ongoing shareholder engagement is an important driver of our Company's success. Through regular engagement with our Swiss and U.S. shareholders led by management and our Board of Directors, we seek shareholder views on business strategy, corporate governance, executive compensation, risk oversight, environmental and social initiatives and other key topics. We consider this feedback in the Company’s and the Compensation Committee’s evaluation of compensation matters requiring a broader shareholder perspective. Our Chairperson of the Board of Directors, the chairs of the Audit and Compensation Committees, and members of our management team actively participated in shareholder discussions.
During the fiscal year 2026 shareholder engagement season, we reached out to shareholders representing approximately 49% of our outstanding shares and met with shareholders representing approximately 23% of our outstanding shares.
Based on feedback received from these engagement efforts, as well as the 79% shareholder support for our 2025 Say-on-Pay vote, the Compensation Committee determined that the Company’s executive compensation philosophy, objectives and overall program continue to appropriately align with shareholder interest and to support the Company's business strategy. However, based on additional shareholder feedback, the Compensation Committee expects to implement certain changes to our executive compensation program in fiscal 2027, including increased weighting on revenue metrics (in constant currency) in the annual and long-term incentive plans, as follows:
•Annual incentive plan metrics will be weighted 50% revenue, 40% non-GAAP operating income and 10% ESG goal; and
•Long-term incentive plan metrics will be weighted 55% revenue growth and 45% non-GAAP operating income growth with the continued use of a three-year relative TSR modifier.
The Compensation Committee remains committed to its shareholder engagement efforts to evolve our executive compensation program and corporate governance practices to best meet the needs of Logitech and our shareholders.
For more information regarding our annual Say-on-Pay proposal for fiscal year 2026 and our binding votes on aggregate compensation, see "Proposal 2 – Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year 2026," "Proposal 11 – Approval of Compensation for the Board of Directors for the 2026 to 2027 Board Year" and "Proposal 12 – Approval of Compensation for the Group Management Team for Fiscal Year 2028."

Compensation Philosophy and Guiding Principles
Our executive compensation program is designed to:
•Provide compensation opportunities sufficient to attract and retain the level of talent needed to create and manage an innovative, high-growth, global company in highly competitive and rapidly evolving markets;
•Support a performance-oriented culture;
•Place most of the total compensation at-risk and tied to the Company’s performance, while discouraging inappropriate risk-taking through a balanced focus on both annual and long-term results;
•Balance short-term and long-term performance objectives;
•Align executive compensation with shareholders’ interests by tying a significant portion of compensation to increasing share value; and
•Reflect each executive’s role, experience and performance through base salary and annual cash incentives, and his or her future contributions through LTI opportunities.

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While compensation is a central part of attracting, retaining, and motivating the best executives and employees, we do not believe it is the sole factor influencing exceptional talent to join and stay at the Company or to remain committed to delivering strong results for our shareholders and other stakeholders. The Compensation Committee and management recognize that fostering a supportive and collaborative culture, providing opportunities for personal and professional growth, and empowering individuals to realize their potential and make meaningful contributions are also critical to attracting, motivating, and retaining high-caliber talent.
The Compensation Committee regularly reviews market trends, industry practices, and the use of various compensation vehicles and makes adjustments to our executive compensation program as necessary or appropriate. In designing and administering the program, the Compensation Committee considers a variety of factors such as market practices, industry standards, tax efficiency, and the program's impact on Logitech's financial condition. While the Compensation Committee considers all relevant factors in its deliberations, it places no formal weighting on any one factor.
Additionally, the Compensation Committee evaluates our compensation philosophy and program objectives annually, or more frequently as circumstances warrant.

Compensation-Setting Process
Role of the Compensation Committee
The Compensation Committee, among its other responsibilities, establishes our overall compensation philosophy and reviews and approves our executive compensation program, including the specific compensation of our NEOs. The Compensation Committee has the authority to retain compensation consultants and other advisors, including legal counsel, to assist in carrying out its responsibilities. The Compensation Committee’s authority, duties, and responsibilities are described in its charter, which is reviewed annually and updated as warranted. The charter is available on Logitech's website at http://ir.logitech.com.
While the Compensation Committee ultimately determines our overall compensation philosophy and approves the compensation of our NEOs, it considers the recommendations of its compensation consultants and other advisors, as well as our CEO, CFO, Head of People & Culture, and compensation department. The Compensation Committee makes all final decisions regarding executive compensation, including base salary levels, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentives in the form of equity awards. The Compensation Committee meets on a regularly-scheduled basis and at other times as needed. The Compensation Committee periodically reviews compensation matters with our Board of Directors. The Chairperson of the Compensation Committee reports to the Board of Directors on the activities of the Compensation Committee at quarterly board meetings, and the minutes of the Compensation Committee meetings are available to the members of the Board of Directors.
As noted above, before the beginning of each fiscal year, the Compensation Committee conducts a comprehensive review of Logitech's executive compensation program for our NEOs to ensure that its components, actions, and decisions (i) are well-coordinated, (ii) align with our vision, mission, values, and strategic priorities, (iii) provide appropriate short-term and long-term incentives, (iv) fulfill their intended objectives, and (v) remain competitive with compensation offered to executives in similar roles at peer companies. Based on this evaluation, the Compensation Committee implements any necessary adjustments to existing plans and arrangements or introduces new plans or arrangements to maintain an effective and competitive compensation framework.
The Compensation Committee also conducts an annual review of our executive compensation strategy to ensure alignment with the Company's strategic priorities and achievement of our desired objectives. Additionally, the Compensation Committee evaluates market trends and changes in competitive compensation practices, as further described below.
The Compensation Committee considered the following factors when determining the target total direct compensation of our NEOs for fiscal year 2026:
•Each individual NEO’s performance and contribution to building a high-performing leadership team;
•Each individual NEO’s skills, experience, qualifications, and marketability;

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•The Company’s performance against financial goals and objectives;
•The Company’s performance relative to both industry competitors and its compensation peer group;
•The positioning of the amount of each NEO’s compensation in a ranking of peer compensation;
•Compensation practices at peer companies;
•Alignment of executive compensation with shareholder interests;
•The unique considerations of operating as a dual-listed Swiss and U.S. multinational technology company;
•Efforts to maintain a diverse and inclusive environment that drives competitive advantage through varied perspectives; and
•Recommendations from the CEO (except with respect to the CEO's own compensation) as further described below.
The Compensation Committee does not use a predetermined formula or assign specific weight to any one factor when making executive compensation decisions. Instead, the Compensation Committee members considered their individual experience, knowledge of the Company, understanding of each NEO, awareness of the competitive market, and overall business judgment to guide their decisions regarding executive compensation and the executive compensation program.
Our Chairperson of the Board of Directors works closely with the Compensation Committee in determining the compensation of our CEO. Each year, the non-employee members of the Board of Directors evaluate the performance of our CEO, which the Compensation Committee considers when making decisions about base salary adjustments, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentives in the form of equity awards.
Role of our CEO
Our CEO works closely with the Compensation Committee in determining the compensation of our non-CEO NEOs. Typically, our CEO works with the Compensation Committee to recommend the structure of the Annual Bonus Plan, to identify and develop corporate performance objectives for such plan, and to evaluate actual performance against the selected measures. Additionally, our CEO and Compensation Committee work together to determine the appropriate form and performance goals for our equity compensation program.
At the beginning of each year, our CEO conducts a performance review of our non-CEO NEOs for the prior year and makes recommendations to the Compensation Committee for each element of compensation, taking into consideration historical compensation awards to our non-CEO NEOs and our corporate performance during the preceding year. These recommendations cover base salary adjustments, target annual cash bonus opportunities, actual bonus payments, and long-term incentives in the form of equity awards for each of our non-CEO NEOs and are based on our results, the individual non-CEO NEO's contribution to these results, and the non-CEO NEO's performance toward achieving their individual performance goals. The Compensation Committee then reviews the CEO's recommendations and makes decisions as to the target total direct compensation of each non-CEO NEO, as well as each individual compensation element.
While the Compensation Committee considers our CEO’s recommendations, as well as the competitive market analysis provided by external compensation consultants, these recommendations and market data serve as only two of several factors in making its decisions with respect to the compensation of our non-CEO NEOs. Ultimately, the Compensation Committee applies its own business judgment and experience to determine the individual compensation elements and amounts. Importantly, no NEOs participate in the determination of the amounts or elements of their own compensation.

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Role of Compensation Consultants
In accordance with its charter, the Compensation Committee has full authority to retain compensation consultants and other advisors, including legal counsel, as needed to support its responsibilities. The Compensation Committee oversees all aspects of these engagements, including the selection of advisors, approval of fees, and determination of services provided. Advisors engaged by the Compensation Committee report directly to the Compensation Committee. Additionally, the Compensation Committee may replace its compensation consultants or hire additional advisors at any time.
The Compensation Committee historically retained the services of Compensia, Inc. ("Compensia") as its independent U.S. compensation consultant and PwC Switzerland as its Swiss compensation consultant. In September 2025, the Compensation Committee appointed Meridian Compensation Partners, LLC ("Meridian") as its new independent U.S. compensation consultant and continued to retain PwC Switzerland as its Swiss compensation consultant. The Compensation Committee engages compensation consultants to provide information, analysis, and other assistance relating to our executive compensation program on an ongoing basis. The nature and scope of the services provided to the Compensation Committee by the independent compensation consultants in fiscal year 2026 were as follows:
•Reviewed and recommended updates to the compensation peer group;
•Provided advice with respect to compensation best practices and market trends for NEOs and members of our Board of Directors;
•Conducted an analysis of the levels of overall compensation and each element of compensation for our NEOs;
•Conducted an analysis of the levels of overall compensation and each element of compensation for the members of our Board of Directors;
•Conducted a compensation risk assessment;
•Assisted in our equity compensation strategy; and
•Provided legislative updates and ad hoc advice and support on compensation matters throughout the year.
The independent compensation consultants regularly attend Compensation Committee meetings and also engage with the Compensation Committee outside of formal meetings. While the compensation consultants report to the Compensation Committee, they work with members of management, including our CEO and members of our executive compensation team, for purposes of understanding proposals that management may make to the Compensation Committee.
The Compensation Committee evaluates the independence of the compensation consultants annually, taking into account, among other things, the six independence-related factors as set forth in Exchange Act Rule 10C-1 issued by the SEC under the Dodd–Frank Act and the enhanced independence standards and factors set forth in the applicable listing standards of the Nasdaq Stock Market. Besides the services mentioned above, neither Compensia nor Meridian have provided any other services or received compensation other than with respect to the services described above. PwC provided consulting services to the Company and received total fees of approximately $503,000 during fiscal year 2026, of which $57,000 was for NEO compensation consulting services and $446,000 for other consulting services. Following its most recent assessment, the Compensation Committee concluded that its relationship with each independent compensation consultant, as well as the services performed on behalf of the Compensation Committee, do not present any conflict of interest.
Compensation Peer Group and Market Data
The Compensation Committee reviews competitive market data and analyses regarding executive compensation practices and pay levels. These materials include information from a peer group selected by the Compensation Committee, as well as broader compensation survey data.

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For fiscal year 2026, at the direction of the Compensation Committee, Compensia evaluated the existing compensation peer group and used the criteria set forth in the following table to objectively identify companies for inclusion in the group:

Criteria	Rationale

Industry	We compete for talent with companies in the technology industry.

Financial Scope	Our NEOs' compensation should be similar to senior executives at companies that have comparable financial characteristics including revenue and market capitalization.

Other Factors
When necessary, we apply additional refinement criteria — both objective or subjective — such as revenue growth, profitability, valuation, headcount, geography, or business model.
While Logitech is a Swiss company, we primarily compete for executive talent with U.S. publicly traded technology companies, particularly those in the high-tech sector of Silicon Valley.

Based on these criteria, the Compensation Committee approved the following peer group of 19 publicly-traded companies, which it used as a reference when making compensation decisions with respect to setting compensation for fiscal year 2026:

Ciena Corporation	Keysight Technologies, Inc.	Teradyne, Inc.
Coherent Corp.	NCR Voyix Corporation	Trimble Inc.
Electronic Arts Inc.	NetApp, Inc.	Vertiv Holdings Co
F5, Inc.	Pure Storage, Inc.	Zebra Technologies Corporation
Garmin Ltd.	Qorvo, Inc.	Zoom Communications, Inc.
Hubbell Incorporated	Sensata Technologies Holding plc
Juniper Networks	Skyworks Solutions, Inc.
Super Micro Computer, Inc. was removed from our peer group due to its accounting violations and as its revenue was no longer aligned with Logitech and its peer companies.
The following table sets forth the revenue and market capitalization of compensation peer group as of January 2025, when the peer group was approved, as compared to the same data for Logitech:

(in millions)	Revenue	Market Capitalization

75th Percentile	$5,337	$24,772
50th Percentile	$4,628	$20,458
25th Percentile	$3,711	$13,474
Logitech	$4,556	$12,991
Percentile Rank	49th	24th
The table reflects available revenue information for four quarters ending January 31, 2025 and 30-day average market capitalization as of January 31, 2025 as provided by Compensia.

The market analysis provided by Compensia, and considered by the Compensation Committee in its review of our NEOs’ compensation, uses multiple sources of data: the compensation peer group described above and a broad custom survey of similarly sized technology companies. The broad technology survey data, which is necessary to provide market data where we do not have publicly disclosed information from our peers, is made up of companies that participated in the Radford Global Technology Survey with comparable revenue and market profile to the compensation peer group.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
The Compensation Committee believes that information regarding the compensation practices at other companies is useful in at least two respects. First, the Compensation Committee recognizes that our compensation policies and practices must be competitive in the marketplace. Second, the information is useful in assessing the reasonableness and appropriateness of individual executive compensation elements and our overall executive compensation packages. Competitive market and peer group data is only one of several factors (as described above) that the Compensation Committee considers, however, in making its decisions with respect to the compensation of our NEOs.

Fiscal Year 2026 Compensation Elements
The three primary elements of our executive compensation programs are (1) base salary, (2) annual cash bonuses, and (3) long-term incentives in the form of equity awards, as described below:

	Base Salary	Annual Cash Bonuses	Long-term Equity Incentive Awards

What This Compensation Element Rewards	Individual performance, experience, responsibilities and contributions	Achievement of pre-established annual corporate and individual performance objectives	Achievement of pre-established long-term corporate performance objectives and sustained shareholder value creation

Purpose and Key Features of Element	Provides competitive level of fixed compensation based on the market value of the position, with actual pay established based on the responsibilities, experience, and contributions of each NEO.
Provides a variable annual cash incentive opportunity tied to the achievement of pre-established corporate and individual performance objectives.
Performance goals are established to motivate our NEOs to achieve or exceed annual performance objectives.
For fiscal year 2026, payouts could range from 0% to 200% of target based on actual performance results.

Provides a long-term, performance-based compensation opportunity designed to align executive and shareholder interests and attract and retain key talent in our industry.
Equity awards vest or are earned over multiple years, encouraging sustained performance and supporting retention.
Because the value ultimately realized depends on the market price of our registered shares and achievement of performance objectives over an extended period of time, these awards reinforce long-term shareholder value creation.

Form of Payment	Cash	Cash	Our NEOs receive LTI 100% in the form of PSUs with potential payouts ranging from 0% to 200% following a specified performance period

Performance Measures	n/a - Fixed Pay	•45% revenue (constant currency) •45% non-GAAP operating income •10% ESG goal
Primary Metrics:
•50% revenue growth in constant currency (three, one-year performance periods)
•50% non-GAAP operating income growth (three, one-year performance periods)
TSR Modifier: cumulative three-year

Each of these compensation elements is discussed in greater detail below, including a description of the particular element, how each element fits into our overall executive compensation program, and a discussion of the amounts of compensation paid to our NEOs in fiscal year 2026 under each of these elements. Our NEOs also participate in the standard employee benefit plans available to most of our employees.

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Base Salary
We believe that a competitive base salary is a necessary element of our executive compensation program, enabling us to attract and retain a strong and stable management team. Base salaries for our NEOs are designed to remain competitive with those offered to individuals in comparable roles at peer group companies while also ensuring internal equity across the executive team.
Generally, we establish the initial base salaries of our NEOs through arm’s-length negotiation at the time we hire the individual NEO, taking into account his or her position, qualifications, experience, competitive and market considerations, and the base salaries of our other NEOs.
Thereafter, the Compensation Committee reviews the base salaries of our NEOs annually and makes adjustments to base salaries as it determines to be necessary or appropriate.
In fiscal year 2026, the Compensation Committee conducted a thorough review of the base salaries of our NEOs, taking into consideration a competitive market analysis performed by Compensia, the scope of each NEO’s role and contribution to performance, increased scope of responsibilities, U.S. market practices and the recommendations of our CEO (except with respect to the CEO's own base salary), as well as the other factors described above. Following this review, the Compensation Committee determined that our NEOs' base salaries remained appropriate and did not adjust any of the NEOs' base salaries for fiscal year 2026.
The base salaries of our executive officers for fiscal year 2026 were as follows:

Named Executive Officer	Fiscal Year 2026 Base Salary	Fiscal Year 2025 Base Salary	Percentage Adjustment

Johanna 'Hanneke' Faber, Chief Executive Officer	$1,350,000	$1,350,000	—%
Matteo Anversa, Chief Financial Officer	$700,000	$700,000	—%
Samantha Harnett, Chief Legal Officer	$550,000	$550,000	—%
Prakash Arunkundrum, former President of Logitech for Business(1)	$605,000	$605,000	—%
(1)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025.
The actual base salaries of our NEOs during fiscal year 2026 are set forth in the “Summary Compensation Table for Fiscal Year 2026” below.
Annual Cash Bonuses
Our annual cash bonuses are designed to motivate our NEOs to achieve our short-term financial and operational objectives while advancing progress toward longer-term growth and other strategic priorities. Consistent with our executive compensation philosophy, these annual cash bonuses are intended to help us deliver a competitive total compensation opportunity to our NEOs. Annual cash bonuses are entirely performance-based, are not guaranteed, and may vary materially from year-to-year.
The Compensation Committee establishes cash bonus opportunities pursuant to a formal cash bonus plan that measures and rewards our NEOs for our actual corporate and their individual performance over our fiscal year. The annual cash bonus plan is designed to pay above-target bonuses when we exceed our annual corporate objectives and below-target bonuses or no bonus when we do not achieve these objectives.
Pursuant to the Annual Bonus Plan, the Compensation Committee established the fiscal year 2026 annual cash bonus opportunities for our NEOs, including the applicable performance measures and related target performance levels.
For fiscal year 2026, the target annual cash bonus opportunities for each of our NEOs under the Annual Bonus Plan, expressed as a percentage of their annual base salaries, were as shown in the table below. Mr. Arunkundrum forfeited any cash bonus opportunity for the 2026 fiscal year after termination of his employment. For all NEOs, there were no increases to their target annual cash bonus opportunity in fiscal year 2026.

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Named Executive Officer	Annual Base Salary	Target Bonus Opportunity (as a percentage of base salary)	Target Bonus Opportunity ($)

Johanna 'Hanneke' Faber, Chief Executive Officer	$1,350,000	125%	$1,687,500
Matteo Anversa, Chief Financial Officer	$700,000	95%	$665,000
Samantha Harnett, Chief Legal Officer	$550,000	80%	$440,000
Prakash Arunkundrum, former President of Logitech for Business(1)	$605,000	80%	$484,000
(1)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his annual target bonus.
When determining the amounts of the target annual cash bonus opportunities for the NEOs, the Compensation Committee takes into account competitive market data, the individual’s role and contribution to performance, as well as the other factors described above.
Corporate Performance Objectives
For fiscal year 2026, the Compensation Committee continued to use revenue (in constant currency) and non-GAAP operating income as corporate performance measures under the Annual Bonus Plan. The Compensation Committee believes these were appropriate for our business because they provided a balance between growing our business, generating revenue, managing our expenses, and increasing profitability, which it believes most directly influences long-term shareholder value.
The Compensation Committee sets target performance levels for each of these measures at levels that it believes to be challenging, but attainable, requiring strong execution of our Board-approved annual operating plan to meet or exceed these targets.
The Compensation Committee also continued to use ESG as a component of the Annual Bonus Plan. Beginning in fiscal year 2026, we simplified our ESG goal from a sustainability scorecard that was assessed as a composite score based on several metrics, to one ESG goal of absolute gross carbon reduction.
For purposes of the Annual Bonus Plan, the corporate performance measures, their weightings, and calculations are as follows:

45% REVENUE (CC)
Net sales measured in constant currency ("CC"), which excludes the impact of currency exchange rate fluctuations. The target constant currency sales are calculated by translating sales in each local currency at the forecast exchange rate for that currency at the beginning of the performance period. The actual revenue in the performance period is translated in each local currency using the same forecast exchange rate to determine the performance achievement against the performance target. For additional information regarding constant currency sales, please refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

45% NON-GAAP OPERATING INCOME
U.S. GAAP operating income from continuing operations, excluding share-based compensation expense, amortization and impairment of intangible assets, acquisition-related costs, change in fair value of contingent consideration for business acquisition, and restructuring charges, net.

10% ESG GOAL	Absolute gross carbon reduction resulting from carbon reductions in our products while also transitioning to renewable energy, and supporting climate-impacted communities.
Under the fiscal year 2026 Annual Bonus Plan, bonus payments were contingent upon meeting threshold performance requirements for each of the corporate performance objectives. For the financial metrics, in the event of actual performance between the threshold and target, and target and maximum performance levels, the payment amount was to be calculated ratably between each designated segment determined by straight-line interpolation. The ESG goal is assessed by the Compensation Committee against pre-determined standards for each item and a

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composite score is determined between 0% and 200%. Details about each performance objective’s threshold, target, maximum and actuals are below in the “2026 Performance Results and Bonus Decisions” section.
Individual Performance
The CEO's bonus is determined 100% on corporate performance. For all other NEOs, corporate performance objectives are weighted 75% with the remaining 25% weighting based on each individual's performance. The final score ranges from 0% to 200%. Each of the non-CEO NEO's individual performance scores are reviewed and assessed by our CEO and by the Compensation Committee.
2026 Performance Results and Bonus Decisions
For fiscal year 2026, the Compensation Committee established wider performance ranges with the threshold goals set 15% below the target goal while the maximum goals were set at 15% above the target goal. The wider goal ranges were set to account for the uncertainty regarding tariffs, geopolitical tensions and currency volatility in fiscal year 2026. The threshold, target and maximum performance and payment levels for each of the corporate performance measures under the Annual Bonus Plan and determined actual achievement of each measure as follows:

Fiscal Year 2026 Annual Bonus Plan

Measure	Weight	Threshold	Target	Maximum	Actual
Revenue CC	45%	$3,872	$4,555	$5,238	4,657*
Performance Level		85%	100%	115%	102%
Payment Level		50%	100%	200%	115%
Non-GAAP Operating Income	45%	$659	$775	$891	$911
Performance Level		85%	100%	115%	118%
Payment Level		50%	100%	200%	200%
ESG Goal	10%	170kt CO2e	190kt CO2e	250kt CO2e	189kt CO2e
Payment Level		50%	100%	200%	99%
Overall Result					152%
*Revenue in constant currency is calculated by adjusting the fiscal year planning rates with the fiscal year revenue growth in constant currency.
During fiscal year 2026, we exceeded our revenue and non-GAAP operating income goals, resulting in funding of 115% and 200%, respectively. For the ESG goal, our absolute net carbon reduction approximated our target of 190kt CO2e across our products, supply chain and broader value chain. Therefore, our final fiscal year 2026 ESG score was 99% of target.
The actual achievement of each measure under the Annual Bonus Plan produced a funding percentage, based on the corporate performance measures, at a 152% level.
In determining the actual performance cash bonus awards for our NEOs (other than our CEO, as her bonus is determined 100% on corporate performance), Ms. Faber reviewed each NEO's achievements against the individual performance objectives for fiscal year 2026. Ms. Faber's individual performance scores were then provided to the Compensation Committee for review and approval. Mr. Anversa's and Ms. Harnett's individual performance scores were both set at 152% (funded at the same level as the corporate performance factor) and their fiscal year 2026 achievements are summarized below:
•Mr. Anversa: Exceeded Company financial objectives; delivered significant foundational finance operational improvements.
•Ms. Harnett: Oversaw and provided strategic oversight on the Company's AI adoption initiatives by navigating complex legal and regulatory requirements; developed and implemented key legal strategies to support the Company's growth and business goals.

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Based on its review of the Company's overall corporate performance and taking into account the CEO’s recommendations with respect to individual performance of the non-CEO NEOs, the Compensation Committee approved bonus payments as follows for our NEOs for fiscal year 2026:

Named Executive Officer	Target Annual Cash Bonus Opportunity	Actual Annual Cash Bonus Payment	Percentage of Target Annual Cash Bonus Opportunity

Johanna 'Hanneke' Faber, Chief Executive Officer	$1,687,500	$2,565,000	152%
Matteo Anversa, Chief Financial Officer	$665,000	$1,010,800	152%
Samantha Harnett, Chief Legal Officer	$440,000	$668,800	152%
Prakash Arunkundrum, former President of Logitech for Business(1)	$484,000	$—	—%
(1)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his annual target bonus.
The annual cash bonuses paid to our NEOs for fiscal year 2026 are set forth in the “Summary Compensation Table for Fiscal Year 2026.”
Long-Term Equity Incentive Awards
We use long-term incentive compensation in the form of equity awards to align the interests of our NEOs with those of our shareholders. By offering equity awards, we provide them with the opportunity to build ownership in the Company and benefit from the potential appreciation of value of our registered shares.
The Compensation Committee views equity awards as inherently variable since the grant date fair value of these awards may not necessarily be indicative of their value when, and if, our registered shares underlying these awards are ever earned or vested. The Compensation Committee further believes these awards enable us to attract and retain key talent in our industry and align our NEOs’ interests with the long-term interests of our shareholders.
In fiscal year 2026, the Compensation Committee approved long-term equity awards for our NEOs in recognition of our financial results and each NEO’s individual performance during fiscal year 2025 and expected future contributions. In determining the amount of each NEO’s award, the Compensation Committee took into consideration the factors described above. The Compensation Committee considered the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, will have on shareholder value. The Compensation Committee also considered the existing equity holdings of each NEO, including the current economic value of their unvested equity awards and the ability of these unvested holdings to satisfy our retention objectives.
The Compensation Committee approved equity award values and shares granted to our NEOs in fiscal year 2026 were as follows:

	PSUs
NEOs	Number of Shares	Approved Value(1)

Johanna 'Hanneke' Faber, Chief Executive Officer	66,080	$6,000,000
Matteo Anversa, Chief Financial Officer	33,040	$3,000,000
Samantha Harnett, Chief Legal Officer	22,027	$2,000,000
Prakash Arunkundrum, former President of Logitech for Business(2)	27,534	$2,500,000
(1)Reflects the value approved by the Compensation Committee for each NEO, which may differ from the stock awards value reflected in the "Summary Compensation Table for Fiscal Year 2026" below, which represents the aggregate grant date fair value of stock awards under the SEC rules.
(2)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his unvested equity awards.

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Fiscal Year 2026 Performance-Based Share Units
For fiscal year 2026, the Compensation Committee revised the design and structure of the PSU program from fiscal year 2025. In light of continued macroeconomic uncertainty and the challenges of forecasting over a multi-year period, the Compensation Committee established separate annual growth targets for each fiscal year within the three-year performance period at the time of grant. While this structure continues to require the establishment of long-term performance expectations at the beginning of the three-year performance cycle, it reduces the impact of unusually strong or weak results in any single year on overall PSU payouts.
The Company's performance metrics will continue to be constant currency revenue growth and non-GAAP operating income growth; however, as noted above, the metrics will be assessed against three distinct sets of growth targets for each fiscal year during the three-year performance period. In addition, fiscal year 2026 grants are still subject to a modifier based on three-year cumulative TSR performance relative to the companies in the Russell 3000 (the "TSR Peer Group").
A definition of each metric and the performance period is described below.

Performance Metrics	Performance Period(s)

Primary Growth Metrics •50% revenue growth measured in constant currency •50% non-GAAP operating income growth
Measured across three, one-year performance periods
1.Perf. Period 1 = April 1, 2025 to March 31, 2026
2.Perf. Period 2 = April 1, 2026 to March 31, 2027
3.Perf. Period 3 = April 1, 2027 to March 31, 2028
At the end of each year in the performance period, the actual results are measured against our pre-set constant currency revenue growth and non-GAAP operating income growth targets for that year.
At the end of the three-year performance period, the average of the annual payout factors will be calculated and are subject to the cumulative, three-year TSR performance modifier described below.
The vested percentage attributable to each metric is determined by straight-line interpolation between threshold and target or between target and maximum.

Modifier
Logitech's relative TSR rank against the Russell 3000 over the three-year performance period.
•Reduces the vesting level if our TSR is below the median.
•Enhances the vesting level if our TSR exceeds the median.

Performance Period: April 1, 2025 to March 31, 2028
Relative TSR reflects (i) the aggregate change in the 30-day average closing price of Logitech shares against the companies in the Russell 3000,and (ii) the value (if any) returned to shareholders in the form of dividends or similar distributions, assumed to be reinvested in shares when paid, each at the beginning and the end of a three-year performance period.
The vested percentage attributable to each metric is determined by straight-line interpolation between threshold and target or between target and maximum.

The total number of shares that may vest at the end of the three-year period is capped at 200% of the target number of shares.
The Compensation Committee believes that measuring our long-term performance with multiple metrics provides a more complete picture of our performance. The Compensation Committee believes the metric of revenue growth (in constant currency) will motivate top-line performance while the non-GAAP operating income provides balance on bottom-line operational rigor. The modifying metric of relative TSR is well aligned to shareholders' interest as it focuses on relative share performance against other companies in the Russell 3000 index. The Compensation Committee will continue to review the compensation structure annually.

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Fiscal Year 2026 PSUs Earned in Fiscal Year 2026 (Performance Period 1)
As discussed in the description of our fiscal year 2026 PSUs above, the first one-year performance period applicable to the primary financial metrics under our fiscal year 2026 PSUs ended on March 31, 2026. Following the performance period, the Compensation Committee assessed the performance as follows:

Fiscal Years 2026 PSUs (granted May 15, 2025)

Measure	Weighting	Threshold	Target	Maximum	Actual

Primary Metrics:
FY26 Revenue Growth (CC)	50%	-15%	0%	15%	4%
Vesting Level		0%	100%	200%	128%
FY26 Non-GAAP Operating Income Growth	50%	-15%	0%	15%	18%
Vesting Level		0%	100%	200%	200%
Performance Result for First Year					164%
Note that the actual shares for the fiscal year 2026 PSUs earned based on fiscal year 2026 performance will not vest or be distributed until the end of the three-year performance period and will be subject to the three-year relative TSR modifier at the end of such performance period, which ranges from -20% to +20% adjustment on the final payout.
Fiscal Year 2024 PSUs Earned in Fiscal Year 2026
The fiscal year 2024 PSUs granted in May 2023 completed the three-year measurement period on March 31, 2026 and our performance resulted in the following PSU vesting:

Fiscal Year 2024 PSUs (granted May 15, 2023)

Measure	Weighting	Threshold	Target	Maximum	Actual

Primary Metrics:
FY25 & FY26 Average Revenue Growth (CC)(1)	50%	2%	4%	8%	5%
Vesting Level		0%	100%	200%	125%
3-Year Cumulative Non-GAAP Operating Income	50%	$1,379	$1,490	$1,599	$2,385
Vesting Level		0%	100%	200%	200%
Modifier:
3-Year relative TSR vs Russell 3000 (percentile rank)		25th and below	50th	75th and above	73rd
Modifier Factor on Vesting Level Achieved Under Primary Metric		80%	100%	120%	119%
Overall Result (capped at 200%)					193%

(1)The fiscal year 2024 PSU was designed to address the uncertainty in the market in year 1, therefore basing revenue target on an average of year 2 and year 3 growth numbers with a target of 4% average growth (constant currency), as disclosed in the 2024 proxy statement.

Our average stock price at the beginning of the period was $54.01 and our ending average stock price was $95.78 (assuming dividends were reinvested). Therefore, our TSR over the performance period from April 1, 2023 through March 31, 2026 was 77.34% and our stock performed at the 73rd percentile relative to the companies in the Russell 3000, which resulted in a modifier of 119%.
Fiscal Year 2024 One-Time Additional PSU Grants
In August 2023, the Company granted a one-off equity award to the following NEOs with the following grant date fair values: Ms. Harnett ($1,000,051) and Mr. Arunkundrum ($1,200,035). This award was granted in response to uncertain macro-economic conditions, the operational impact of the prior CEO's departure following an extended tenure, and the importance of maintaining management stability during the transition period while minimizing potential business disruptions. Mr. Arunkundrum's award was forfeited upon his resignation.

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This incentive award was designed to focus management on two key performance metrics: inventory turns and cash flow from operations. Performance is measured over two separate periods: an 18-month performance period from July 1, 2023 to December 31, 2024, and a three-year performance period from July 1, 2023 to June 30, 2026. The payout ranges from a minimum of 0% to a maximum of 200% of the target award.
The award vests in two stages. The initial portion vested on February 15, 2025 based on performance during the first 18-month period and was capped at 100% of target. The remaining portion is scheduled to vest on August 15, 2026 based on performance over the full three-year period, reduced by the number of shares previously vested in February 2025.
Detailed performance results for the initial 18-month period were disclosed in last year's proxy statement. Performance results for remaining portion of the award will be disclosed in next year's proxy statement following completion of the three-year performance period.
Please see the table below for the number of shares that vested on February 15, 2025 and the maximum number of shares eligible to vest as of March 31, 2026 prior to the completion and the calculation of the final payout factor based on the three-year performance period ending on August 15, 2026.

Named Executive Officers	Shares Vested on February 15, 2025	Max Vestable Shares as of March 31, 2026 (eligible to vest on August 15, 2026)

Sam Harnett, Chief Legal Officer	15,247	15,247 (200% of target; actual vesting to be determined at end of performance period)
Prakash Arunkundrum, former President of Logitech for Business	18,296	n/a(1)
(1)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his unvested equity awards.
Welfare and Health Benefits
We maintain a tax-qualified retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), for our employees in the U.S., including our NEOs, that provides them with an opportunity to save for retirement on a tax-advantaged basis. We intend for this plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until distributed from the plan. In addition, all contributions are deductible by us when made.
All participants’ interests in their deferrals are 100% vested when contributed under the plan. In fiscal year 2026, we made matching contributions into the Section 401(k) plan for our employees, including our NEOs. Under the plan, pre-tax contributions are allocated to each participant’s individual account and then invested in selected investment alternatives according to the participants’ directions. We also contribute to the Swiss pension plan for our Swiss employees and contribute on the same terms for any Swiss executive officers.
In addition, we generally provide other benefits to our NEOs on the same basis as all of our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, wellness programs, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. The Company provides additional medical coverage to the CEO, with premiums for this coverage disclosed as a perquisite in the table entitled “All Other Compensation Table” below. We provide vacation and other paid holidays to all employees, including our NEOs. We also offer our employees the opportunity to participate in the Logitech Employee Share Purchase Plans.
We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based on regular monitoring of applicable laws and practices, the competitive market and our employees’ needs.

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Deferred Compensation Plan
Eligible employees, including our NEOs based in the U.S., may also participate in the Logitech Inc. Deferred Compensation Plan, which is an unfunded and unsecured plan that allows select management employees of Logitech Inc. and Logitech subsidiaries in the U.S., who earn more than a threshold amount the opportunity to defer the receipt of up to 80% of their base salary and up to 90% of their bonus or commission compensation.
Under the plan, compensation may be deferred until termination of employment or other specified dates chosen by the participants, and deferred amounts are credited with earnings based on investment benchmarks chosen by the participants from a number of mutual funds selected by Logitech Inc.’s 401(k) and deferred compensation management committee. The earnings credited to the participants are intended to be funded solely by the plan investments. Starting in fiscal year 2026, the Company made a contribution to the CEO to this plan to account for her forfeited Swiss pension contributions. Information regarding NEO participation and the Company's contributions in the deferred compensation plans can be found in the “Non-Qualified Deferred Compensation Table for Fiscal Year 2026” below.
Because the NEOs do not receive preferential or above-market rates of return under the deferred compensation plan, earnings under the plan are not included in the "Summary Compensation Table for Fiscal Year 2026" below, but are included in the “Non-Qualified Deferred Compensation Table for Fiscal Year 2026” below.
Perquisites and Other Personal Benefits
Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, Logitech’s executive officer benefit programs are substantially the same as for all other similarly situated employees. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Arrangements
We have extended written employment agreements or offer letters or both to each of our NEOs. Each of these arrangements was approved by our Board of Directors or the Compensation Committee, as applicable. We believe that these arrangements were appropriate to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.
In filling these executive positions, our Board of Directors or the Compensation Committee, as applicable, was aware that it would be necessary to recruit or retain candidates with the requisite experience and skills to manage a growing business in a dynamic environment.
Accordingly, it recognized that it would need to develop competitive compensation packages to attract or retain qualified candidates in a highly competitive labor market. At the same time, our Board of Directors or the Compensation Committee, as applicable, was sensitive to the need to integrate new NEOs into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.
Each of these employment arrangements provides for “at will” employment and sets forth the initial compensation arrangements for the NEO, including an initial base salary, a target annual cash bonus opportunity, and, in some instances, a recommendation for an equity award.

Post-Employment Compensation
In 2015, to comply with applicable Swiss regulations, we eliminated all change in control and severance arrangements with our executive officers, including all our NEOs. However, the Company continues to provide “double trigger” change in control equity vesting acceleration arrangements in the equity award agreements.
The purpose of the change in control provisions in equity award agreements is to support retention in the event of a prospective change in control. The RSU and PSU award agreements for our NEOs generally provide for the acceleration of vesting of the RSUs and PSUs if the NEO is subject to an involuntary termination within 12 months after a change in control because his or her employment is terminated without cause or the executive resigns for good reason (a “double trigger”).

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In the event of a change in control:
•At the time of the change in control, prior to the involuntary termination, the PSU would be converted into RSUs that would continue to vest for the duration of the original vesting period with the number of shares based on the attainment of actual performance as determined by the Compensation Committee.
In the event of an involuntary termination within 12 months after a change in control:
•The vesting of RSUs originally subject to service-based vesting would accelerate in full.
•The vesting of converted PSUs would accelerate such that the NEO would receive a prorated number of shares based on his or her length of service during the performance period.
To determine the level of acceleration of equity awards that may be provided in connection with a change in control, the Compensation Committee considered the requirements of applicable Swiss regulations, the impact on shareholders, and market practices.
Logitech does not provide any payments to reimburse its NEOs for additional taxes incurred (also known as “gross-ups”) in connection with a change in control.
For a summary of the post-employment compensation arrangements with our NEOs, see “Payments upon Termination or Change in Control” below.

Other Compensation Policies
Stock Ownership Policy
We believe that stock ownership by our members of the Board of Directors, NEOs, and other executive officers is important to link the risks and rewards inherent in stock ownership of these individuals and our shareholders. The Compensation Committee has adopted a stock ownership policy that requires our NEOs and other executive officers to own a minimum number of our registered shares. These mandatory ownership levels are intended to create a clear standard that ties a portion of these individuals’ net worth to the performance of our stock price. The current ownership levels are as follows:

Named Executive Officer	Minimum Required Level of Stock Ownership

Chief Executive Officer	5x Base Salary
Chief Financial Officer	3x Base Salary
Other Executive Officers	2x Base Salary
Equity interests that count toward the satisfaction of the ownership guidelines include only shares owned outright by the NEOs and other executive officer. Newly hired or promoted NEOs or other executive officers have five years from the date of the commencement of their appointment to attain these ownership levels. The CEO must hold 100% of his or her after-tax shares resulting from equity incentive awards until the guidelines are reached, and all other NEOs and other executive officers must hold at least 50% of the after-tax shares resulting from equity incentive awards until the guidelines are reached. If a NEO or other executive officer does not meet the applicable guideline by the end of the five-year accumulation period or falls below the guideline at any time after the five-year period, the NEO or other executive officer will have 50% of the after-tax value of any earned bonuses under the Annual Bonus Plan paid in fully vested Logitech shares. If after reaching the stock ownership guidelines and then falls below the guideline solely as a result of Logitech's stock price dropping, the NEO or other executive officer will have until the later of the original five-year period or up to two years from falling below the guidelines to return to compliance with the guidelines. Our NEOs and other executive officers have either currently satisfied their required stock ownership level or have remaining time to achieve the required levels of ownership.
Additionally, we have instituted stock ownership guidelines for our non-employee directors. For information regarding these guidelines, see the section entitled “Security Ownership" and "Share Ownership Guidelines” above.

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Compensation Recovery Policy
Effective October 2023, the Compensation Committee adopted a policy regarding the recovery of erroneously awarded incentive-based compensation paid to our Section 16 executive officers (the "Clawback Policy") to comply with the final provisions of the Dodd-Frank Act, as implemented by the SEC and the Nasdaq Listing Standards. The Clawback Policy is triggered in the event of an accounting restatement due to the material non-compliance of Logitech with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, whether or not due to misconduct by the officer in question or any other person. Under the terms of the Clawback Policy, we are required to recover incentive-based compensation erroneously awarded to current or former Section 16 officers during the three completed fiscal years immediately preceding the year in which we are required to prepare an accounting restatement due to material non-compliance with financial reporting requirements. The amount to be recovered equals the amount by which the incentive-based compensation for the year in question exceeds the amount that would have been awarded had the financial statements originally been filed as restated.
Equity Award Grant Practices
Determination of long-term equity incentive awards
The Compensation Committee is responsible for approving which NEO should receive equity incentive awards, when the awards should be made, the vesting schedule, and the number of shares or other rights to be granted. Long-term equity incentive awards to NEOs may be granted only by the Compensation Committee or the full Board of Directors. The Compensation Committee regularly reports its activity, including approvals of grants, to the Board.
Timing of grants
Long-term equity incentive award grants to NEOs are typically and predominantly approved at regularly scheduled, predetermined meetings of the Compensation Committee. These meetings are generally scheduled at least 18 months in advance and take place before the regularly scheduled, predetermined meetings of the full Board. On limited occasions, grants may be approved at an interim meeting of the Compensation Committee or by written consent, for the purpose of approving the hiring and compensation package for newly hired or promoted NEOs or for other special circumstances.
In fiscal year 2026, grants were made to non-executive officer employees through written consents of the Compensation Committee or regularly scheduled monthly approvals by the CEO pursuant to the authority delegated to the CEO by the Compensation Committee. We do not have any program, plan, or practice to select equity compensation grant dates in coordination with the release of material non-public information, nor do we time the release of information for the purpose of affecting value. We do not backdate options or grant options retroactively.
Derivatives Trading, Hedging, and Pledging Policies
We have adopted a policy prohibiting our employees, including our NEOs and members of our Board of Directors, from speculating in our equity securities, including the use of short sales, “sales against the box” or any equivalent transaction involving our equity securities. In addition, they may not engage in any other hedging transactions, such as “cashless” collars, forward sales, equity swaps and other similar or related arrangements, with respect to the securities that they hold. Finally, no employees, including NEOs and members of our Board of Directors, may acquire, sell, or trade in any interest or position relating to the future price of our equity securities.
We also have adopted a policy prohibiting the pledging of our securities by our employees, including our NEOs and members of our Board of Directors.

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Tax and Accounting Considerations
Accounting and Tax Treatment of Executive Compensation
The accounting and tax treatment of the various elements of our executive compensation program are a relevant consideration in its design.
However, the Company and the Compensation Committee have placed a higher priority on structuring flexible compensation programs to promote the recruitment, retention, and performance of our officers than on maximizing tax deductibility. Section 162(m) of the Code, as amended (the “Tax Code”), places a limit of $1 million on the amount of compensation that Logitech may deduct in any one year with respect to certain NEOs. The Tax Cuts and Jobs Act (the “Tax Act”) enacted on December 22, 2017, significantly modified Section 162(m) of the Tax Code. The Tax Act eliminated the “qualified performance-based compensation” exception to the deductibility limitation under Section 162(m) of the Tax Code for years commencing after December 31, 2017. Regardless, we intend to maintain an approach to executive compensation that strongly links pay to performance.
In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences, including the impact of the Financial Accounting Standard Board’s Accounting Standards Codification Section 718, Compensation - Stock Compensation ("ASC 718"), on its decisions in determining the forms of different equity awards.

Compensation Risk Assessment
The Compensation Committee conducts an annual review of Logitech’s compensation programs, with the assistance of its compensation consultants, Head of People & Culture, and compensation department, to assess the risks associated with their design and associated risk controls. The Compensation Committee reviews in particular the following compensation plans and associated practices:
•Equity awards granted under the 2006 Stock Incentive Plan;
•Annual Bonus Plan;
•Other bonus plans;
•Sales compensation plans; and
•Change in control protections.
Similar to past years, based on its March 2026 review, the Compensation Committee has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee
The Logitech Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board of Directors in fulfilling its responsibilities with regard to compensation matters. The Compensation Committee has reviewed and discussed the “Compensation Discussion and Analysis” section of this Compensation Report with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" for inclusion in Logitech’s 2026 Invitation and Proxy Statement and Annual Report.
Compensation Committee
Donald Allan, Jr., Chairperson
Kwok Wang Ng
Neela Montgomery
Deborah Thomas

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Summary Compensation Table for Fiscal Year 2026
The following table provides information regarding the compensation and benefits earned during fiscal years 2026, 2025, and 2024 by our NEOs. The amounts reflected below may not reconcile to the amounts set forth in the Compensation Tables Audited Under Swiss Law due to different legal disclosure requirements. For more information, please refer to the “Compensation Discussion and Analysis,” as well as the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.”

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)

Johanna 'Hanneke' Faber(4)	2026	1,350,000	—	6,000,064	2,565,000	744,965	10,660,029
Chief Executive Officer	2025	1,371,483	—	5,337,583	3,206,250	641,692	10,557,008
	2024	422,075	2,679,676	2,920,689	675,000	320,306	7,017,746
Matteo Anversa(5)	2026	700,000	13,188	3,000,032	1,010,800	13,517	4,737,537
Chief Financial Officer	2025	403,846	1,076,166	3,929,706	732,413	7,146	6,149,278
Samantha Harnett	2026	550,000	—	2,000,052	668,800	13,536	3,232,388
Chief Legal Officer	2025	550,000	—	1,900,041	841,500	13,862	3,305,403
	2024	550,000	—	2,700,030	528,000	76,530	3,854,560
Prakash Arunkundrum(6)	2026	303,596	—	2,500,087	—	8,432	2,812,115
former President of Logitech for Business	2025	605,000	—	2,400,052	919,600	14,466	3,939,118
	2024	575,000	—	3,200,043	552,000	96,472	4,423,515
(1)These amounts do not represent the actual economic value realized by the NEOs. Under SEC rules, the values reported in the “Stock Awards” column reflect the aggregate grant date fair value of stock awards granted to each of the listed NEOs in the fiscal years shown. The key assumptions and methodology of valuation of stock awards and stock options are presented in Note 4 to the Consolidated Financial Statements included in Logitech’s Annual Report to Shareholders.
The amount shown includes an aggregate grant date fair value of the shares issuable for PSUs at probable achievement. Assuming the highest level of performance is achieved, the maximum possible value of the PSUs based on the grant date fair value of the PSUs would be:
For fiscal year 2026: (a) in the case of Ms. Faber, $10,728,749; (b) in the case of Mr. Anversa $5,364,374; (c) in the case of Ms. Harnett, $3,576,304; and (d) in the case of Mr. Arunkundrum, $4,470,420.
For fiscal year 2025: (a) in the case of Ms. Faber, $9,526,564; (b) in the case of Mr. Anversa $5,417,012; (c) in the case of Ms. Harnett, $3,391,209; and (d) in the case of Mr. Arunkundrum, $4,283,633;
For fiscal year 2024: (a) in the case of Ms. Harnett, $4,946,112 and (b) in the case of Mr. Arunkundrum, $5,866,021.
(2)Reflects amounts earned under the Annual Bonus Plan. This cash bonus compensation was earned during the applicable fiscal year but was paid during the next fiscal year in accordance with the terms of the Annual Bonus Plan.
(3)Details regarding the various amounts included in this column are provided in the following table entitled “All Other Compensation Table.”
(4)Salary reflects prorated base salary amount based on the length of service as CEO in fiscal year 2024. Bonus and Stock Awards represents a replacement amount and replacement award that Ms. Faber received in fiscal year 2024 with respect to compensation that she forfeited from her prior employer.
(5)Salary reflects prorated base salary amount based on the length of service as CFO in fiscal year 2025. Bonus and Stock Awards includes the first installment of his replacement amount and award that Mr. Anversa received in fiscal year 2025 with respect to compensation that he forfeited from his prior employer. The fiscal 2026 bonus payment reflects the final cash installment of his replacement award and he did not receive any additional replacement stock awards in fiscal year 2026.
(6)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his annual target bonus and unvested equity awards.

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ALL OTHER COMPENSATION TABLE

Name and Principal Position	Fiscal Year	401(k) ($)(1)	Group Term Life Insurance and Long Term Disability Insurance ($)	Other ($)(2)	Total ($)

Johanna 'Hanneke' Faber(3)	2026	10,692	4,162	730,111	744,965
Chief Executive Officer	2025	20,850	2,782	618,060	641,692
	2024	—	99,312	220,994	320,306
Matteo Anversa	2026	10,500	3,017	—	13,517
Chief Financial Officer	2025	5,654	1,492	—	7,146
Samantha Harnett	2026	10,389	3,147	—	13,536
Chief Legal Officer	2025	10,879	2,733	250	13,862
	2024	9,539	3,529	63,462	76,530
Prakash Arunkundrum(4)	2026	6,591	1,841	—	8,432
former President of Logitech for Business	2025	11,075	2,891	500	14,466
	2024	9,904	3,635	82,933	96,472
(1)Represents 401(k) savings plan matching contributions, which are available to all of our regular employees who are on our U.S. payroll.
(2)Represents a payout of accrued and unused paid time off, relocation assistance, relocation allowance, defined benefit pension employer contributions, and a wellness reimbursement, which is available to all of our regular employees globally.
(3)For fiscal year 2026, this amount includes: (i) relocation and travel related expenses in the amount of $597,443; (ii) Logitech's contributions to the Logitech Inc. U.S. Deferred Compensation Plan in the amount of $120,433; (iii) Logitech's contributions to Ms. Faber's account under the 401(k) plan in the amount of $10,692; and (iv) Logitech's contributions to Ms. Faber's group life insurance and long term disability in the amount of $4,162.
(4)For fiscal year 2026, reflects 401(k) savings plan matching contributions and insurance premiums received prior to his resignation and termination with the Company effective September 28, 2025.

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Grants of Plan-Based Awards Table for Fiscal Year 2026
The following table sets forth certain information regarding grants of plan-based awards to each of our NEOs during fiscal year 2026. For more information, please refer to the “Compensation Discussion and Analysis.”

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value ($)(3)
Name and Principal Position	Type	Grant Date (M/D/Y)	Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)	Actual ($)(2)	Threshold (#)	Target (#)	Maximum (#)

Johanna 'Hanneke' Faber	PSU	5/15/25	—	—	—	—	33,040	66,080	132,160	6,000,064
Chief Executive Officer	Cash Incentive	n/a	843,750	1,687,500	3,375,000	2,565,000	—	—	—	—
Matteo Anversa	PSU	05/15/25	—	—	—	—	16,520	33,040	66,080	3,000,032
Chief Financial Officer	Cash Incentive	n/a	332,500	665,000	1,330,000	1,010,800	—	—	—	—
Samantha Harnett	PSU	05/15/25	—	—	—		11,014	22,027	44,054	2,000,052
Chief Legal Officer	Cash Incentive	n/a	220,000	440,000	880,000	668,800	—	—	—	—
Prakash Arunkundrum(4)	PSU	05/15/25	—	—	—		13,767	27,534	55,068	2,500,087
former President for Logitech for Business	Cash Incentive	n/a	242,000	484,000	968,000	—	—	—	—	—
(1)The amounts in these columns reflect potential payouts with respect to each applicable performance period for the fiscal year 2026 bonus programs under the Annual Bonus Plan described in “Compensation Discussion and Analysis” above.
(2)The amounts in this column reflect actual payouts with respect to the applicable performance period for the fiscal year 2026 bonus program under the Annual Bonus Plan. The actual payout amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table for Fiscal Year 2026" above.
(3)These amounts do not represent the actual economic value realized by the NEOs. Under SEC rules, these amounts reflect the aggregate grant date fair value of stock awards granted to each of the listed NEOs. The key assumptions and methodology of valuation of stock awards and stock options are presented in Note 4 to the Consolidated Financial Statements included in Logitech’s Annual Report to Shareholders.
(4)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his annual target bonus and unvested equity awards.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table
Employment Agreements
We have entered into employment agreements with each of our NEOs. The employment agreements generally provide that the compensation of the NEO is subject to the sole discretion of the Compensation Committee or the Board of Directors. The compensation earned by the NEOs in fiscal year 2026, other than the replacement cash award made to our CFO with respect to certain compensation that he forfeited from his prior employer, was not the result of any terms of their employment agreements.
Performance-Based Vesting Conditions
Please refer to “Compensation Discussion and Analysis—Compensation Elements—Annual Cash Bonuses” for a discussion of the performance measures applicable to the Annual Bonus Plan during fiscal year 2026. In addition, please refer to “Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Incentive Awards” for a discussion of performance measures under the PSUs granted to NEOs during fiscal year 2026.
Compensation Mix
Please refer to “Compensation Discussion and Analysis—Executive Summary—Emphasis on Performance-Based Compensation” for an explanation of the amount of salary, bonus and long-term incentives in proportion to total compensation for our NEOs during fiscal year 2026.

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Outstanding Equity Awards at Fiscal Year 2026 Year-End Table
The following table provides information regarding outstanding equity awards which were granted under the 2006 Stock Incentive Plan for each of our NEOs as of March 31, 2026. This table includes unvested PSUs.
The market value for PSUs is determined by multiplying the number of shares subject to such awards by the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year.

		Stock Awards
Name and Principal Position	Grant Date (M/D/Y)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Johanna 'Hanneke' Faber	04/15/24	63,249	5,763,249
Chief Executive Officer	05/15/25	66,080	6,021,210
	Total	129,329	11,784,459
Matteo Anversa	10/15/24	33,393	3,042,770
Chief Financial Officer	05/15/25	33,040	3,010,605
	Total	66,433	6,053,375
Samantha Harnett	05/15/23	24,432	2,226,244
Chief Legal Officer	08/15/23	7,623	694,608
	04/15/24	22,515	2,051,567
	05/15/25	22,027	2,007,100
	Total	76,597	6,979,519
Prakash Arunkundrum(2)		—	—
former President of Logitech for Business
(1)The actual conversion, if any, of the PSUs granted in fiscal year 2024, 2025 and 2026 into Logitech shares following the conclusion of the applicable performance period will range between 0% and 200% of that target amount, depending on the achievement of cash flow from operations, inventory turns, weighted average constant currency revenue growth rate ("WACCR"), average revenue growth, non-GAAP operating income, and TSR versus the Russell 3000 TSR benchmark over the performance period, as applicable.
(2)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his unvested equity awards.

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Option Exercises and Stock Vested Table for Fiscal Year 2026
The following table provides the number of shares acquired and the value realized upon exercises of stock options and the vesting of PSUs and RSUs during fiscal year 2026 by each of our NEOs.

	Option Awards		Stock Awards
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)

Johanna 'Hanneke' Faber, Chief Executive Officer(2)			13,777	1,228,040
Matteo Anversa, Chief Financial Officer(3)			10,833	1,004,761
Samantha Harnett, Chief Legal Officer			—	—
Prakash Arunkundrum, former President of Logitech for Business(4)	38,692	3,040,157
(1)Based on the closing price of Logitech shares as reported on the Nasdaq Global Select Market on the date of exercising or vesting of the underlying awards.
(2)Reflects a replacement award provided to Ms. Faber in fiscal year 2024 for certain compensation that she forfeited from her prior employer. The replacement award partially vested on February 15, 2025 and the remainder vested on February 15, 2026.
(3)Reflects a replacement award provided to Mr. Anversa in fiscal year 2025 for certain compensation he forfeited from his prior employer. The replacement award vested on March 15, 2026.
(4)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his unvested equity awards; note, the shares and value shown in the table above reflect stock options which Mr. Arunkundrum exercised within 90 days of his termination.

Non-Qualified Deferred Compensation Table for Fiscal Year 2026
The following table sets forth information regarding the participation by our NEOs in the Logitech Inc. U.S. Deferred Compensation Plan during fiscal year 2026 and at fiscal year-end.

Name and Principal Position	Executive Contributions in Fiscal Year 2026 ($)	Logitech Contributions in Fiscal Year 2026 ($)	Aggregate Earnings in Fiscal Year 2026 ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year 2026 End ($)

Johanna 'Hanneke' Faber, Chief Executive Officer	—	120,433	(2,736)	—	117,697
Matteo Anversa, Chief Financial Officer	—	—	—	—	—
Samantha Harnett, Chief Legal Officer	4,442	—	(67)	—	4,375
Prakash Arunkundrum, former President of Logitech for Business(2)	704,220	—	356,989	(322,189)	2,387,027
(1)These amounts are not included in the "Summary Compensation Table for Fiscal Year 2026" because plan earnings were not preferential or above market.
(2)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025; deferred compensation payments will be paid based on the post-termination distribution selections Mr. Arunkundrum elected during each annual enrollment period.
Refer to “Compensation Discussion and Analysis—Compensation Elements—Deferred Compensation Plan” for a discussion of the Logitech Inc. U.S. Deferred Compensation Plan.

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Payments upon Termination or Change in Control
We have entered into agreements that provide for payments under specified circumstances in the event of termination of employment or service of our NEOs. These agreements include:
•PSU and RSU award agreements that provide for the accelerated vesting of the shares subject to the award agreements under specified circumstances described below.
•Employment or other agreements with our NEOs, under which each of them is eligible to receive a twelve- or nine-month notice period or becomes subject to non-competition provisions if we terminate his or her employment or if he or she resigns.
Other than as set forth above, there are no agreements or arrangements for the payment of compensation or acceleration of equity awards or any other payments to a NEO upon a change in control or in the event of his or her involuntary termination with or without cause.
PSU Award Agreements
The treatment of equity upon termination of employment depends on the reason for termination and the employee’s age and length of service at termination.
Change in Control
The PSU award agreements for NEOs provide for the acceleration of vesting of the equity awards subject to the award agreements if the NEO is subject to an involuntary termination of employment within 12 months after a change in control because his or her employment is terminated without cause or the NEO resigns for good reason. In the event of such an involuntary termination following a change in control, the PSUs would be converted into RSUs that would continue to vest for the duration of the original vesting period with the number of shares based on the attainment of actual performance as determined by the Compensation Committee. If, following the change in control, an involuntary termination without cause or resignation for good reason occurs within 12 months of a change of control during the performance period, the converted PSUs accelerate and the NEO receives a prorated number of the shares based on the length of service during the performance period.
Death and Disability
If a NEO dies or has a separation of service due to disability, all shares subject to the RSUs will vest. For PSUs, if the separation of service occurs during the performance period, the vesting accelerates and the NEO or the NEO’s estate receives a prorated number of the target shares based on the length of service during the performance period.
Retirement
If a NEO has a separation of service after meeting the age and service requirement, as applicable, all shares subject to the RSUs will continue to vest. For PSUs, if separation of service occurs during the performance period, the award continues to vest and the NEO receives a prorated number of the actual earned shares at the regular vesting date based on the length of service during the performance period. The age and service requirement for the NEOs is generally age 55 with at least 10 years of service.
Table of Potential Payments Upon Involuntary Termination After Change in Control
The table below estimates the amount of compensation that would be paid in the event of an involuntary termination of employment of a NEO without cause or the NEO resigns for good reason after a change in control, assuming that each of the terminations was effective as of March 31, 2026, subject to the terms of the PSU and RSU award agreements with each of the listed NEOs. Since December 2015, we do not have any cash payment related to termination of employment or change in control in compliance with applicable Swiss regulations.
As of March 31, 2026, no compensation amounts were payable to any NEOs in the event of a mutual agreement to terminate employment, whether upon retirement or otherwise.
The price used for determining the value of accelerated vesting of outstanding and unvested equity awards in the tables below was the closing price of Logitech’s shares as reported on the Nasdaq Global Select Market on March 31, 2026, the last business day of the fiscal year, of $91.12 per share.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
POTENTIAL PAYMENTS UPON INVOLUNTARY TERMINATION
AFTER CHANGE IN CONTROL

Name and Principal Position	Value of Accelerated Equity Awards(1) ($)

Johanna 'Hanneke' Faber, Chief Executive Officer	5,849,236
Matteo Anversa, Chief Financial Officer	3,032,048
Samantha Harnett, Chief Legal Officer	6,333,396
Prakash Arunkundrum, former President of Logitech for Business(2)	—
(1)Represents the aggregate market value of all unvested PSUs held by the NEO as of March 31, 2026 that are subject to acceleration according to the terms of the underlying equity award agreement. For the PSUs granted on May 15, 2023 based on non-GAAP operating income, WACCR and relative TSR, as of March 31, 2026 the performance condition was at a level which would have produced a payout percentage of 193%; therefore, 193% of such value was attributed to the shares subject to such PSUs.
(2)Mr. Arunkundrum resigned from his positions and terminated his employment relationship with the Company effective September 28, 2025 and forfeited his unvested equity awards.

Pay Ratio
For fiscal year 2026:
•The median of the annual total compensation of all employees of our company (other than our CEO) was $48,110 and
•The total compensation of Ms. Johanna 'Hanneke' Faber, our CEO, was $10,660,029.
Based on this information, for fiscal year 2026 the ratio of the annual total compensation of Ms. Faber to the median of the annual total compensation of all employees was 222 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.
As permitted by SEC rules, to identify our median employee, we selected base pay, which we calculated as annual base pay using a reasonable estimate of the hours worked during fiscal year 2026 for hourly employees and using annual salary levels for our remaining employees, as the compensation measure to be used to compare the compensation of our employees as of January 31, 2026 for the ten-month period from April 1, 2025 through January 31, 2026. We annualized base pay for any permanent employees who commenced work during fiscal year 2026. We did not include any contractors or other non-employee workers in our employee population.
Using this approach, we selected the individual at the median of our employee population, who was an employee based in China. We then calculated annual total compensation for this individual using the same methodology we use for the CEO as set forth in our "Summary Compensation Table for Fiscal Year 2026." We determined that such individual’s annual total compensation for the fiscal year ended March 31, 2026 was $48,110.
During fiscal year 2026, Ms. Faber served as our CEO. We determined Ms. Faber's annual total compensation for the fiscal year ended March 31, 2026 was $10,660,029, as reported in our "Summary Compensation Table for Fiscal Year 2026."

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Pay Versus Performance
As required by pay versus performance Rule 402(v) of Regulation S-K adopted by the SEC in 2022 (“PVP Rules”), we are providing the following information about the relationship between specified financial performance measures of the Company and the executive compensation actually paid ("Compensation Actually Paid"). For further information concerning the Company’s pay-for-performance philosophy and how we align executive compensation with our performance, refer to the “CD&A.”
In the below pay versus performance table, we provide information about compensation of our NEOs for each of the last five fiscal years (the “Covered Years”). Additionally, we provide information about the results for specified financial performance measures during the Covered Years. Although the PVP Rules require us to disclose Compensation Actually Paid, these amounts do not necessarily reflect compensation that our NEOs actually earned or were paid in the Covered Years. Instead, Compensation Actually Paid reflects a calculation computed in accordance with the PVP Rules, including adjusted values relating to the fair value of unvested and vested equity awards during the Covered Years based on either year-end or vesting date stock prices, and various accounting valuation assumptions. Compensation Actually Paid generally fluctuates due to stock price achievement and actual achievement of performance goals.
The PVP Rules require that we:
•Show information about our cumulative TSR, the cumulative TSR of a peer group or index ("Peer Group TSR") (we have chosen to use Standard & Poor’s 500 Information & Technology Index), and our U.S. GAAP net income for the Covered Years; and
•Designate one “company-selected measure” as the financial performance measure that is most important to link pay to performance in fiscal year 2026 (we have selected revenue in constant currency basis). As discussed in our CD&A, revenue in constant currency continues to be viewed as a core driver of our performance and shareholder value creation and, accordingly, was utilized as a component in both our bonus program and the fiscal year 2026 performance-based equity awards. Please refer to our CD&A above on how we calculate revenue in constant currency.

Fiscal Year	Summary Compensation Table Total for CEO 1 ($)	Compensation Actually Paid for CEO 1 ($)	Summary Compensation Table Total for CEO 2 ($)	Compensation Actually Paid for CEO 2 ($)	Summary Compensation Table Total for CEO 3 ($)	Compensation Actually Paid for CEO 3 ($)

	(a)	(b)	(a)	(b)	(a)	(b)
2026	10,660,029	11,144,620	—	—	—	—
2025	10,557,008	10,999,910	—	—	—	—
2024	7,017,746	6,901,041	1,185,508	1,185,508	7,792,025	(2,881,140)
2023	—	—	—	—	8,553,084	6,564,384
2022	—	—	—	—	10,497,190	4,327,581

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026

	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid for Non-CEO NEOs ($)	Value of Initial Fixed $100 Investment Based On:		Net Income ($)	Company- Selected Measure: Revenue ($)
Fiscal Year			TSR ($)	Peer Group TSR ($)

	(c)	(d)	(e)	(f)	(g)	(h)
2026	3,594,013	1,368,301	93	221	711,187,000	4,657,000,000
2025	3,136,700	731,081	85	172	631,529,000	4,610,000,000
2024	4,531,848	6,534,991	88	164	612,143,000	4,274,000,000
2023	1,845,399	1,119,341	57	113	364,575,000	4,718,000,000
2022	2,672,034	848,535	72	120	644,513,000	5,549,000,000
(a)The amounts reported are the total compensation reported in the Summary Compensation Table for the applicable year:
•Fiscal years 2026 and 2025: Johanna 'Hanneke' Faber served as the CEO for the entirety of each fiscal year.
•Fiscal year 2024: Johanna 'Hanneke' Faber (“CEO 1”) served as CEO from December 1, 2023 to March 31, 2024; Guy Gecht (“CEO 2”) served as Interim CEO from June 13, 2023 to December 1, 2023; and Bracken Darrell (“CEO 3”) served as CEO from April 1, 2023 to June 13, 2023.
•Fiscal years 2023 and 2022: Bracken Darrell served as the CEO.
(b)Amounts reported are the Compensation Actually Paid, as computed in accordance with the PVP Rules, based on total compensation reported in the Summary Compensation Table for the indicated fiscal years and adjusted under the PVP Rules as shown in the table below. For information on the calculation of Compensation Actually Paid for fiscal years 2022 to 2025, please see the “Pay versus Performance” disclosure in our 2023 to 2025 definitive proxy statements which were filed with the SEC.

CEO 1
Fiscal year 2026

	Summary Compensation Table - Total Compensation	$10,660,029
-	Grant Date Fair Value of Stock Awards Granted in Fiscal Year	$(6,000,064)
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$6,137,972
+	Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	$259,232
+	Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$—
+	Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$87,451
-	Fair Value as of Prior Fiscal Year End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$—
=	Compensation Actually Paid	$11,144,620
Equity Award Valuations: Equity values are calculated in accordance with FASB ASC Topic 718.
(c)Amounts reported are the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal years for the non-CEO NEOs.
•For fiscal year 2026 the non-CEO NEOs were: Matteo Anversa, Prakash Arunkundrum, and Samantha Harnett.
•For fiscal year 2025 the non-CEO NEOs were: Matteo Anversa, Prakash Arunkundrum, Samantha Harnett, Charles Boynton, and Meeta Sunderwala.
•For fiscal year 2024 the non-CEO NEOs were: Prakash Arunkundrum, Samantha Harnett, and Charles Boynton.
•For fiscal year 2023 the non-CEO NEOs were: Prakash Arunkundrum, Samantha Harnett, Charles Boynton, and Nate Olmstead.
•For fiscal year 2022 the non-CEO NEOs were: Prakash Arunkundrum, Samantha Harnett, and Nate Olmstead.

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(d)Amounts reported represent the Compensation Actually Paid to the non-CEO NEOs for the applicable fiscal years, based on the average amounts of total compensation reported in the Summary Compensation Table and adjusted under the PVP Rules as shown in the table below (based on the averages for each category). For information on the calculation of Compensation Actually Paid for fiscal years 2022 to 2025, please see the “pay versus performance” disclosure in our 2023 to 2025 definitive proxy statements which were filed with the SEC.

	Non-CEO NEO Average
	Fiscal year 2026

	Summary Compensation Table - Total Compensation	$3,594,013
-	Grant Date Fair Value of Stock Awards Granted in Fiscal Year	$(2,500,057)
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$1,705,002
+	Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	$778,203
+	Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$—
+	Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$34,982
-	Fair Value as of Prior Fiscal Year End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$(2,243,842)
=	Compensation Actually Paid	$1,368,301
Equity Award Valuations: Equity values are calculated in accordance with FASB ASC Topic 718.
(e)Logitech’s TSR is calculated by assuming that a $100 investment was made in our stock on the day prior to the first fiscal year reported above and that all dividends were reinvested until the last day of each reported Covered Year.
(f)Peer Group TSR is calculated by assuming that a $100 investment was made in the Standard & Poor’s 500 Information & Technology Index, an independently prepared index that includes companies in the IT industry, on the day prior to the first fiscal year reported above and that all dividends were reinvested until the last day of each reported fiscal year.
(g)The PVP Rules require the disclosure of our U.S. GAAP net income for each year. The dollar amounts reported reflect the amount of net income disclosed in the Company’s audited financial statements for the applicable year.
(h)As discussed above, we believe that revenue in constant currency is the appropriate "Company-Selected Measure" as defined in the PVP Rules.
Tabular List of Financial Performance Measures
Below is a list of financial performance measures that we believe are the most important financial performance measures that link Compensation Actually Paid to our NEOs for fiscal year 2026 to our performance.
•Revenue in constant currency
•Non-GAAP operating income
•Relative TSR in comparison to the Russell 3000
•Cash flow from operations
•Inventory turns
In addition to these financial metrics, the Company’s executive compensation program is impacted by our performance with respect to ESG goal under the annual cash bonus program. Our ESG goal is included as an element of our annual cash bonus program because they collectively represent ESG criteria that are priorities for the Company. Please see the CD&A above for further information regarding these financial performance measures as well as the ESG goals used in our annual cash bonus program.
Relationship Between Pay and Performance
In addition to the tabular disclosure above, the PVP Rules require us to describe the relationship between Compensation Actually Paid and the performance measures shown in the pay versus performance table above.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
Below are graphs showing the relationship of Compensation Actually Paid to our NEOs in fiscal years 2022 to 2026 to (1) our TSR and the Peer Group TSR, (2) our net income, and (3) our revenue in constant currency.

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents
We believe the Compensation Actually Paid in each of the years reported above are primarily reflective of the annual changes in our stock price performance and the performance of our PSUs. For further information concerning the Company’s pay-for-performance philosophy and how we align executive compensation with our performance, as well as the details on the terms of our short-term incentive program and our performance-vesting equity awards refer to the CD&A above.
All information provided above under the “Pay Versus Performance” heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026

Compensation of Non-Employee Directors
For fiscal year 2026, the compensation of the members of the Board of Directors that are not Logitech employees ("Non-Employee Directors") was determined by the Compensation Committee, consisting entirely of independent directors, and recommended to the full Board of Directors for approval.
The general policy is that compensation for Non-Employee Directors should consist of a mix of cash and equity-based compensation. For fiscal year 2026, to assist the Compensation Committee in its annual review of director compensation, Compensia provided a written analysis of director pay practices and compensation data compiled from the annual reports and proxy statements of companies within our compensation peer group.
For fiscal year 2026, cash compensation of Non-Employee Directors consisted solely of annual retainers based on Board and committee service. Non-Employee Directors also received an annual RSU grant based on a fixed market value. During fiscal year 2026, these annual RSU grants were made on the day of our Annual General Meeting. All RSU grants vest on the grant date anniversary, or earlier on the date of the next annual general meeting following the grant date if the non-executive board member is not re-elected as a director at the annual general meeting.
Members of the Board of Directors who are Logitech employees do not receive any compensation for their service on the Board of Directors. Non-Employee Director compensation for the 2025 to 2026 Board Year consists of the following elements:

	Amount (CHF)	Amount ($)(1)

Annual cash retainer	60,000	75,499
Additional annual cash retainer for the Non-Executive chair	340,000	427,829
Additional annual retainer for Lead Independent Director	20,000	25,166
Additional annual retainer for the Audit Committee chair	40,000	50,333
Additional annual retainer for the Compensation Committee chair	40,000	50,333
Additional annual retainer for the Nominating & Governance Committee chair	15,000	18,875
Additional annual retainer for the Technology & Innovation Committee chair	15,000	18,875
Additional annual retainer for non-chair Audit Committee members	20,000	25,166
Additional annual retainer for non-chair Compensation Committee members	15,000	18,875
Additional annual retainer for Nominating & Governance Committee members	6,500	8,179
Additional annual retainer for Technology & Innovation Committee members	6,500	8,179
Annual RSU grant	200,000	251,664
Reimbursement of reasonable expenses for non-local travel (business class)
(1)Amounts in Swiss Francs were converted using the exchange rate on the Annual General Meeting date of 1 Swiss Franc to approximately 1.2583 U.S. Dollars.
Non-Employee Directors may elect to receive their annual cash retainers in shares, net of withholding at the market price on the date of the Annual General Meeting. Any such shares are to be issued under the 2006 Stock Incentive Plan.

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents
The following table summarizes the total compensation earned or paid during fiscal year 2026 to Non-Employee Directors who served on the Board of Directors during the year. Because the table is based on Logitech’s fiscal year, and annual service for purposes of Board compensation is measured between the dates of Logitech’s Annual General Meetings, usually held in September each year, the amounts in the table do not necessarily align with the description of Board compensation above.
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2026

Name	Fees Earned in Cash ($)(1)	Stock Awards ($)(1,2)	Total ($)

Donald Allan, Jr.	116,479	248,124	364,603
Wendy Becker(3)	226,243	n/a	226,243
Edouard Bugnion	83,678	248,124	331,802
Guy Gecht	326,062	248,124	574,186
Christopher Jones	97,822	248,124	345,946
Marjorie Lao	108,845	248,124	356,969
Owen Mahoney(4)	108,845	248,124	356,969
Neela Montgomery	94,374	248,124	342,498
Kwok Wang Ng(5)	108,959	248,124	357,083
Deborah Thomas	152,886	248,124	401,010
Sascha Zahnd(5)	96,600	248,124	344,724
(1)Amounts in Swiss Francs were converted using the exchange rate on the Annual General Meeting date of 1 Swiss Franc to approximately 1.2583 U.S. Dollars.
(2)These amounts do not represent the actual economic value realized by the Non-Employee Directors. Under SEC rules, these amounts reflect the aggregate grant date fair value of stock awards granted to each of the Non-Employee Directors. The key assumptions and methodology of valuation of stock awards and stock options are presented in Note 4 to the Consolidated Financial Statements included in Logitech’s Annual Report to Shareholders.
(3)Ms. Becker did not stand for re-election as a non-employee Board member at the Annual General Meeting in September 2025. She served as the Chair of the Board and was a member of the NGC until the Annual General Meeting in September 2025.
(4)Mr. Mahoney elected to receive a portion of his Board fees in shares.
(5)A portion of the cash fees shown for Messrs. Ng and Zahnd were paid as pension contributions in the amount of USD 18,204 and 12,245, respectively, as they are not exempted from mandatory occupational benefit plans in Switzerland. As a result, fees paid to them in cash were reduced by the same amount and excluded from the total column.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
The following table presents additional information with respect to the equity awards held as of March 31, 2026 by Non-Employee Directors.
The market value for RSUs is determined by multiplying the number of shares subject to the award by the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year.
OUTSTANDING EQUITY AWARDS FOR NON-EMPLOYEE DIRECTORS
AT FISCAL YEAR 2026 YEAR-END

		Stock Awards
Name	Grant Date (M/D/Y)	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Donald Allan, Jr.	9/9/2025	2,338	213,039
Wendy Becker(2)	—	—	—
Edouard Bugnion	9/9/2025	2,338	213,039
Guy Gecht	9/9/2025	2,338	213,039
Christopher Jones	9/9/2025	2,338	213,039
Marjorie Lao	9/9/2025	2,338	213,039
Owen Mahoney	9/9/2025	2,338	213,039
Neela Montgomery	9/9/2025	2,338	213,039
Kwok Wang Ng	9/9/2025	2,338	213,039
Deborah Thomas	9/9/2025	2,338	213,039
Sascha Zahnd	9/9/2025	2,338	213,039
(1)These annual RSU grants vest on the grant date anniversary, or earlier on the date of the next annual general meeting following the grant date if the non-executive board member is not re-elected as a director at the annual general meeting. If the Non-Employee Director ceases to provide services prior to the applicable vesting date (for reasons other than death or disability), all unvested stock awards are forfeited. If the Non-Employee Director dies or has a separation of service due to disability, all shares subject to the stock award will vest.
(2)Ms. Becker did not stand for re-election as a Non-Employee Director at the Annual General Meeting in September 2025 and therefore does not have outstanding equity awards.

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents

Compensation Tables Audited Under Swiss Law
1.Introduction
This section includes the compensation tables that are audited by the statutory auditors according to the Swiss Code of Obligations (as in effect as of March 31, 2026).
2.Compensation of Members of the Group Management Team in Fiscal Years 2026 and 2025
The following tables set forth the total amount of compensation paid to members of the Group Management Team for services performed in the fiscal years ended March 31, 2026 and 2025:
Fiscal Year 2026

(in CHF)(1)	Base Salary	Bonus(2)	Stock Awards(3)	Other Compensation(4)	Total Compensation

Johanna 'Hanneke' Faber, Chief Executive Officer	1,089,325	2,069,717	4,841,494	756,560	8,757,096
Matteo Anversa, Chief Financial Officer	564,835	826,263	2,420,747	61,858	3,873,703
Samantha Harnett, Chief Legal Officer	443,799	539,659	1,613,856	50,721	2,648,035
Prakash Arunkundrum(5), former President of Logitech for Business	244,974	—	2,017,338	62,691	2,325,003
Total Group Management Team	2,342,933	3,435,639	10,893,435	931,830	17,603,837
(1)Fiscal year 2026 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2025 to March 2026) exchange rate of CHF 1 = USD 1.2393.
(2)Bonus includes amounts earned under the Annual Bonus Plan and the second installment of a cash payment made to Matteo Anversa that he received with respect to certain compensation that he forfeited from his prior employer.
(3)Amounts shown reflect the grant date fair value of the annual stock awards granted in fiscal year 2026. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech’s consolidated financial statements included in the 2026 Annual Report.
(4)Other compensation includes, amongst others, term life insurance premiums, long-term disability insurance premiums, employer’s contribution to medical premiums, wellness reimbursements, matching contributions made by the Company to the Logitech Inc. 401(k) plan and Deferred Compensation Plan, employer’s contribution to social security and Medicare, relocation allowance, and enhanced CEO security services.
(5)Prakash Arunkundrum resigned from his position as President of Logitech for Business and member of the Group Management Team, effective September 28, 2025.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
Fiscal Year 2025

(in CHF)(1)	Base Salary	Bonus(2)	Stock Awards(3)	Other Compensation(4)	Total Compensation

Johanna 'Hanneke' Faber, Chief Executive Officer	1,216,824	2,844,690	4,735,678	868,023	9,665,215
Matteo Anversa(5), Chief Financial Officer	358,306	1,604,631	3,486,564	59,998	5,509,499
Prakash Arunkundrum(6), President of Logitech for Business	536,776	815,899	2,129,405	102,188	3,584,268
Samantha Harnett, Chief Legal Officer	487,978	746,606	1,685,779	108,289	3,028,652
Charles Boynton(7), former Chief Financial Officer	71,661	61,693	n/a	25,737	159,091
Total Group Management Team	2,671,545	6,073,519	12,037,426	1,164,235	21,946,725
(1)Fiscal year 2025 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2024 to March 2025) exchange rate of CHF 1 = USD 1.1271.
(2)Bonus includes amounts earned under the Annual Bonus Plan and the first installment of a cash payment made to Matteo Anversa that he received with respect to certain compensation that he forfeited from his prior employer.
(3)Amounts shown reflect the grant date fair value of the annual stock awards granted in fiscal year 2025. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech’s consolidated financial statements included in the 2025 Annual Report. Fiscal year 2025 stock awards include a grant of restricted stock units awarded to Matteo Anversa with respect to certain compensation that he forfeited from his prior employer.
(4)Other compensation includes, amongst others, term life insurance premiums, long-term disability insurance premiums, employer’s contribution to medical premiums, wellness reimbursements, matching contributions made by the Company to the Logitech Inc. 401(k) plan, payout of accrued and unused paid time off to the CEO, and employer’s contribution to social security and Medicare.
(5)Matteo Anversa was appointed as Chief Financial Officer and member of the Group Management Team, effective as of September 1, 2024. Mr. Anversa's base salary is prorated based on an annual base salary of $700,000 converted into CHF. He also received a replacement bonus and award during fiscal year 2025 with respect to certain compensation that he forfeited from his prior employer. The replacement award consists of restricted stock units which vested in March 2026.
(6)Prakash Arunkundrum transitioned as Chief Operating Officer and became the President of Logitech for Business effective March 3, 2025.
(7)Charles Boynton resigned from his position as Chief Financial Officer and member of the Group Management team, effective May 17, 2024; the Company agreed to pay Mr. Boynton a prorated bonus for fiscal year 2025 in exchange for his continued service through May 17, 2024.

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents
3.Compensation of Board of Directors in Fiscal Years 2026 and 2025
The following tables set forth compensation Logitech paid or accrued for payment to the individual members of the Board of Directors for services performed in the fiscal years ended March 31, 2026 and 2025:
Fiscal Year 2026

(in CHF)	Fees Settled in Cash(1)	Bonus	Stock Awards(2)	Other Compensation(3)	Total Compensation

Donald Allan, Jr., CC Chair, NGC Member	92,567	—	197,187	29,591	319,345
Wendy Becker(4)	179,798	—	n/a	80,471	260,269
Edouard Bugnion, TIC Member	66,500	—	197,187	30,093	293,780
Guy Gecht, Board Chair	259,125	—	197,187	32,290	488,602
Christopher Jones, TIC Chair, NGC Member	77,740	—	197,187	31,045	305,972
Marjorie Lao, AC Member, TIC Member	86,500	—	197,187	33,023	316,710
Owen Mahoney, AC Member, TIC Member	86,500	—	197,187	33,023	316,710
Neela Montgomery, CC Member	75,000	—	197,187	31,338	303,525
Kwok Wang Ng, CC Member, NGC Chair(5)	86,591	—	197,187	49,545	333,323
Deborah Thomas, AC Chair, CC Member, NGC Member	121,500	—	197,187	38,149	356,836
Sascha Zahnd, AC Member, NGC Member(5)	76,769	—	197,187	40,052	314,008
Total Board Members	1,208,590	—	1,971,870	428,620	3,609,080
AC = Audit Committee, CC = Compensation Committee, NGC = Nominating and Governance Committee, TIC = Technology & Innovation Committee
(1)Fees settled in cash for non-employee members of the Board of Directors includes annual board and committee retainers. Non-employee Board members may elect to receive their Board fees in shares, net of withholding, at the market price on the date of the Annual General Meeting. Any such shares are to be issued under the 2006 Stock Incentive Plan. Owen Mahoney elected to receive a portion of his Board fees in shares in fiscal year 2026.
(2)Amounts shown reflect the grant date fair value of the annual stock award. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech’s consolidated financial statements of the 2026 Annual Report.
(3)Other compensation for the non-employee Board members includes Logitech's contributions to social security.
(4)Wendy Becker did not stand for re-election as a non-employee Board member at the Annual General Meeting in September 2025. She was the Chair of the Board and the Committee Chair of the NGC until the Annual General Meeting in September 2025.
(5)Kwok Wang Ng and Sascha Zahnd's "Other Compensation" amount includes pension contributions in the amount of CHF 14,467 and 9,731, respectively, as they are not exempted from mandatory occupational benefit plans in Switzerland. As a result, their cash fees were reduced by the same amount.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
Fiscal Year 2025

(in CHF)	Fees Settled in Cash(1)	Bonus	Stock Awards(2)	Other Compensation(3)	Total

Patrick Aebischer(4)	28,500	—	n/a	27,953	56,453
Donald Allan, Jr., CC Member(5)	42,857	—	196,910	—	239,767
Wendy Becker, Board Chair, NGC Member	400,000	—	196,910	79,288	676,198
Edouard Bugnion, TIC Member	70,482	—	196,910	30,586	297,978
Guy Gecht, TIC Chair, NGC Member	67,973	—	196,910	29,246	294,129
Christopher Jones, NGC Member	73,000	—	196,910	30,856	300,766
Marjorie Lao, AC Member, TIC Member	86,500	—	196,910	32,834	316,244
Owen Mahoney, AC Member, TIC Member(5)	49,429	—	196,910	—	246,339
Neela Montgomery, CC Member	75,000	—	196,910	30,354	302,264
Kwok Wang Ng, CC Chair, NGC Chair	108,571	—	196,910	34,811	340,292
Deborah Thomas, AC Chair, CC Member, NGC Member	118,714	—	196,910	37,008	352,632
Sascha Zahnd, AC Member, NGC Member(6)	75,004	—	196,910	31,881	303,795
Total Board Members	1,196,030	—	2,166,010	364,817	3,726,857
(1)Fees settled in cash for non-employee members of the Board of Directors includes annual board and committee retainers. Non-employee Board members may elect to receive their Board fees in shares, net of withholding, at the market price on the date of the Annual General Meeting. Any such shares are to be issued under the 2006 Stock Incentive Plan. In fiscal year 2025 none of the non-employee Board members elected to receive all or a portion of their Board fees in shares.
(2)Amounts shown reflect the grant date fair value of the annual stock award. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech’s consolidated financial statements of the 2025 Annual Report.
(3)Other compensation for the non-employee members of the Board includes Logitech's contributions to social security.
(4)Patrick Aebischer did not stand for re-election as a non-employee Board member at the Annual General Meeting in September 2024. He was a member of the NGC until the Annual General Meeting in September 2024.
(5)Donald Allan, Jr. and Owen Mahoney were first elected as non-employee Board members at the Annual General Meeting in September 2024.
(6)Sascha Zahnd's "Other Compensation" amount includes pension contributions in the amount of CHF 8,710 as he is not exempted from mandatory occupational benefit plans in Switzerland. As a result, his cash fees were reduced by the same amount.
4.Loans, credits and other payments
There were no loans or credits made or outstanding at any time during fiscal years 2026 and 2025 to any current or former members of the Board of Directors or Group Management Team. In addition, no compensation was paid or loans made during fiscal years 2026 and 2025 to parties closely related to members of the Board of Directors or Group Management Team.
No additional fees or compensation have been paid during fiscal years 2026 and 2025 to any current or former members of the Board of Directors or Group Management Team other than as noted above.

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents
5.External Mandates
As of March 31, 2026, members of the Board of Directors and Group Management Team held the following external mandates in comparable functions at other companies with an economic purpose.
Board of Directors

	Mandates in public companies	Function	Mandates in private companies	Function

Donald Allan, Jr.	Stanley Black & Decker, Inc.	Executive Chair	Andersen Corporation	Lead Director

			Weber Blackstone Holdings, LLC	Board Member

Edouard Bugnion	no external mandates

Guy Gecht	Solaredge Technologies, Inc.	Board Member

Christopher Jones			Artemis Software Works, Inc.	Chief Executive Officer

Marjorie Lao	LuxExperience B.V. (fka MYT Netherlands Parent B.V.)	Vice-Chairperson	Sitecore Holding II A/S	Board Member

	PT GoTo Gojek Tokopedia Tbk	Board Member	Monde Nissin (UK) Limited	Board Member

Owen Mahoney	Hasbro, Inc.	Board Member

Neela Montgomery			KIBO Commerce, Inc.	Board Member

Kwok Wang Ng	Sika AG	Board Member

Deborah Thomas	Samsonite Group S.A.	Board Member	Rhode Island Airport Corporation	Board Member

Sascha Zahnd	LuxExperience B.V. (fka MYT Netherlands Parent B.V.)	Supervisory Board Member	BERNEXPO AG	Board Member

	Valeo SE	Board Member	Saz Vision AG/Saza Vision AG	Board Member

Group Management Team

	Mandates in public companies	Function	Mandates in private companies	Function

Johanna 'Hanneke' Faber	Tapestry, Inc.	Board Member

Matteo Anversa	Strattec Security Corporation	Board Member	AAL Scientifics Inc.	Board Member

Samantha Harnett	no external mandates

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
As of March 31, 2025, members of the Board of Directors and Group Management Team held the following external mandates in comparable functions at other companies with an economic purpose.
Board of Directors

	Mandates in public companies	Function	Mandates in private companies	Function

Donald Allan, Jr.	Stanley Black & Decker, Inc.	Chief Executive Officer	Andersen Corporation	Lead Director

Wendy Becker	Sony Group Corporation	Vice-Chairperson

	GSK plc	Board Member

Edouard Bugnion	no external mandates

Guy Gecht	Solaredge Technologies, Inc.	Board Member

Christopher Jones			Artemis Software Works, Inc.	Chief Executive Officer

Marjorie Lao	MYT Netherlands Parent B.V.	Vice-Chairperson	Sitecore Holding II A/S	Board Member

	PT GoTo Gojek Tokopedia Tbk	Board Member	Monde Nissin (UK) Limited	Board Member

Owen Mahoney	Hasbro, Inc.	Board Member

Neela Montgomery			Fetch Rewards, Inc.	Board Member

Kwok Wang Ng	Sika AG	Board Member

Deborah Thomas	Samsonite Group S.A.	Board Member	Rhode Island Airport Corporation	Board Member

Sascha Zahnd	MYT Netherlands Parent B.V.	Supervisory Board Member	BERNEXPO AG	Board Member

	Valeo SE	Board Member	Arboloom Cup AG	Board Member

			Nokera AG	Board Member

			Saz Vision AG/Saza Vision AG	Board Member

Group Management Team

	Mandates in public companies	Function	Mandates in private companies	Function

Johanna 'Hanneke' Faber	Tapestry, Inc.	Board Member

Matteo Anversa	Strattec Security Corporation	Board Member	AAL Scientifics Inc.	Board Member

Prakash Arunkundrum	no external mandates

Samantha Harnett	no external mandates

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents
6.Share Ownership of Board Members and Group Management Team
The following tables set forth the shares and options held by each of the individual members of the Board of Directors and the Group Management Team as of March 31, 2026 and March 31, 2025:

	As of March 31, 2026
	Shares Held (1)	PSUs and RSUs Held

Non-Group Management Team Members of the Board of Directors:
Donald Allan, Jr.	1,896	2,338
Edouard Bugnion	47,178	2,338
Guy Gecht	17,663	2,338
Christopher Jones	6,985	2,338
Marjorie Lao	16,555	2,338
Owen Mahoney	2,274	2,338
Neela Montgomery	10,443	2,338
Kwok Wang Ng	10,707	2,338
Deborah Thomas	10,663	2,338
Sascha Zahnd	9,510	2,338
Total Non-Group Management Team Members of the Board of Directors	133,874	23,380
Members of the Group Management Team:
Johanna 'Hanneke' Faber (CEO)(2)	14,815	129,329
Matteo Anversa (CFO)	7,602	66,433
Samantha Harnett (CLO)	16,265	76,597
Total Group Management Team	38,682	272,359
(1)Includes shares held by parties related to members of the Board of Directors and Group Management Team.
(2)Ms. Faber is Chief Executive Officer and also a member of the Board of Directors.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026

	As of March 31, 2025
	Shares Held(1)	Options, PSUs and RSUs Held(2)	Exercise Price	Fiscal Years of Expiration

Non-Group Management Team Members of the Board of Directors:
Donald Allan, Jr.	—	2,736	n/a	n/a
Wendy Becker	26,591	2,736	n/a	n/a
Edouard Bugnion	44,600	2,736	n/a	n/a
Guy Gecht	15,767	2,736	n/a	n/a
Christopher Jones	5,090	2,736	n/a	n/a
Marjorie Lao	14,658	2,736	n/a	n/a
Owen Mahoney	—	2,736	n/a	n/a
Neela Montgomery	14,380	2,736	n/a	n/a
Kwok Wang Ng	8,124	2,736	n/a	n/a
Deborah Thomas	8,761	2,736	n/a	n/a
Sascha Zahnd	6,931	2,736	n/a	n/a
Total Non-Group Management Team Members of the Board of Directors	144,902	30,096
Members of the Group Management Team:
Johanna 'Hanneke' Faber (CEO)(3)	8,258	77,026	n/a	n/a
Matteo Anversa (CFO)(4)	—	44,226	n/a	n/a
Prakash Arunkundrum (President of Logitech for Business)	67,276	128,233	$38.65	2029
Samantha Harnett (CLO)	16,265	77,779	n/a	n/a
Total Group Management Team	91,799	327,264
(1)Includes shares held by parties related to members of the Board of Directors and Group Management Team.
(2)Each option provides the right to purchase one share at the exercise price. For Mr. Arunkundrum, 25% of the time-based options granted under the Logitech International S.A. 2006 Stock Incentive Plan before Mr. Arunkundrum became a member of the Group Management Team became exercisable on the first and second anniversary of the grant date, respectively, and 50% of the time-based options became exercisable on the third anniversary of the grant date. PSUs granted to executive officers (including members of the Group Management Team) are generally performance-based restricted stock units that may vest upon meeting certain operating performance criteria and share price performance criteria measured against market conditions at the end of three years from the grant date. Beginning in fiscal year 2023, all members of the Group Management Team were granted 100% PSUs and the use of service-based RSUs in the annual equity grant was eliminated. Ms. Faber and Mr. Anversa received a one-off replacement award of service-based RSUs to compensate for forfeited equity from their prior employers that will vest on February 15, 2026 and March 15, 2026 respectively. RSUs granted to non-employee Directors in general vest in one annual installment.
(3)Ms. Faber is Chief Executive Officer and also a member of the Board of Directors.
(4)Mr. Anversa was appointed as Chief Financial Officer and member of the Group Management Team, effective as of September 1, 2024. In accordance with the terms of his employment agreement, he was granted PSUs under the Logitech International S.A. 2006 Stock Incentive Plan and received a restricted stock unit award as a Share and Bonus Plan Buy Out.

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COMPENSATION REPORT FOR FISCAL YEAR 2026	Table of Contents
Report of the Statutory Auditor
To the General Meeting of Logitech International S.A., Hautemorges
Report on the Audit of the Compensation Report
Opinion
We have audited the Compensation Report of Logitech International S.A. (the Company) for the year ended March 31, 2026. The audit was limited to the information pursuant to Art. 734a-734f of the Swiss Code of Obligations (CO) in the “Compensation Tables Audited Under Swiss Law” of the Compensation Report.
In our opinion, the information pursuant to Art. 734a-734f CO in the accompanying Compensation Report complies with Swiss law and the Company’s articles of incorporation.
Basis for Opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s Responsibilities for the Audit of the Compensation Report” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession. We have also fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the information marked “Compensation Tables Audited Under Swiss Law” of the Compensation Report, the consolidated financial statements, the stand-alone financial statements and our auditor’s reports thereon.
Our opinion on the Compensation Report does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the Compensation Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the Compensation Report or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Board of Directors' Responsibilities for the Compensation Report
The Board of Directors is responsible for the preparation of a Compensation Report in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a Compensation Report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.
Auditor’s Responsibilities for the Audit of the Compensation Report
Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Compensation Report.

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Table of Contents	COMPENSATION REPORT FOR FISCAL YEAR 2026
As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:
–Identify and assess the risks of material misstatement in the Compensation Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
–Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
–Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

KPMG AG

Clémence Laemmel	Nuray Altay-Sazpinar
Licensed Audit Expert Auditor in Charge	Licensed Audit Expert

Zurich, 21 May, 2026
Enclosure:
- Compensation Tables Audited Under Swiss Law

KPMG AG, Badenerstrasse 172, CH-8036 Zurich

© 2026 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved

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Equity Compensation Plan Information
The following table summarizes the shares that may be issued upon the exercise of options, RSUs, PSUs, and employee share purchase plans under our employee equity compensation plans as of March 31, 2026. These plans include the 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.) (together, the “ESPPs”) and the 2006 Stock Incentive Plan.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of RSUs, PSUs, and ESPP		Weighted Average Exercise Price of Outstanding Options only	Number of Securities Remaining Available for Future Issuance (Excluding Securities Reflected in Column (a))

Equity Compensation Plans	3,398,825	(1)	$64	9,068,546	(2)
(1)Represents approximately 2.4% of the issued and outstanding share capital of the Company as of March 31, 2026.
(2)Represents approximately 6.3% of the issued and outstanding share capital of the Company as of March 31, 2026.
2006 Stock Incentive Plan
The Logitech International S.A. 2006 Stock Incentive Plan provides for the grant to eligible employees and non-employee members of the Board of Directors of stock options, stock appreciation rights, restricted stock, and restricted stock units. As of March 31, 2026, Logitech has granted stock options, RSUs, and PSUs under the 2006 Stock Incentive Plan and has made no grants of restricted shares or stock appreciation rights. Stock options granted under the 2006 Stock Incentive Plan generally will have terms not exceeding 10 years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Stock Incentive Plan may be conditioned on continued employment, the passage of time, or the satisfaction of performance vesting criteria. As of March 31, 2026, an aggregate of 33,800,000 shares was reserved for issuance and 6,696,593 shares were available for issuance under this plan.
Employee Share Purchase Plans
Logitech maintains two employee share purchase plans, one for employees in the United States and one for employees outside the United States. The plan for employees outside the United States is named the 2006 Employee Share Purchase Plan (Non-U.S.), or 2006 ESPP, and was approved by the Board of Directors in June 2006. The plan for employees in the United States is named the 1996 Employee Share Purchase Plan (U.S.), or 1996 ESPP. The 1996 ESPP was the worldwide plan until the adoption of the 2006 ESPP in June 2006. Under both plans, eligible employees may purchase shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Purchases under the plans are limited to a fair value of $25,000 in any one year, calculated in accordance with U.S. tax laws. During each offering period, payroll deductions of employee participants are accumulated under the share purchase plan. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. As of March 31, 2026, an aggregate of 29,000,000 shares was reserved for issuance under the ESPPs. As of March 31, 2026, a total of 2,371,953 shares were available for issuance under the ESPPs.

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Questions and Answers about the Logitech 2026 Annual General Meeting

General Information for All Shareholders

WHY AM I RECEIVING THIS “INVITATION AND PROXY STATEMENT”?
This document is designed to comply with both Swiss corporate law and U.S. proxy statement rules. Outside of the U.S. and Canada, the agenda, the proposals and the explanations included in this Invitation and Proxy Statement together with an explanation of organizational matters will be made available to registered shareholders also in French and German. We made copies of this Invitation and Proxy Statement available to shareholders beginning on July 23, 2026.
The Response Coupon or Proxy Card is requested on behalf of the Board of Directors of Logitech for use at Logitech’s Annual General Meeting. The meeting will be held on Tuesday, September 8, 2026 at 4:00 p.m., Central European Summer Time, at the SwissTech Convention Center, EPFL, in Lausanne, Switzerland.

WHO IS ENTITLED TO VOTE AT THE MEETING?
Shareholders registered in the Share Register of Logitech International S.A. (including in the sub-register maintained by Logitech’s U.S. transfer agent, Computershare) on Wednesday, September 2, 2026 have the right to vote at the Annual General Meeting. No shareholders will be entered in the Share Register between September 2, 2026 and the day following the meeting. As of June 30, 2026, there were 70,582,377 shares registered and entitled to vote out of a total of 143,566,251 Logitech shares outstanding (issued shares, net of treasury shares). The actual number of registered shares that will be entitled to vote at the meeting will vary depending on how many more shares are registered, or deregistered, between June 30, 2026 and September 2, 2026.
For information on the criteria for the determination of the U.S. or Canadian “street name” beneficial owners who may vote with respect to the meeting, please refer to “Further Information for U.S. or Canadian “Street Name” Beneficial Owners” below.

WHO IS A REGISTERED SHAREHOLDER?
If your shares are registered directly in your name with us in the Share Register of Logitech International S.A., or in our sub-register maintained by our U.S. transfer agent, Computershare, you are considered a registered shareholder, and this Invitation and Proxy Statement and related materials are being sent or made available to you by or on behalf of Logitech.

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QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING	Table of Contents

WHO IS A BENEFICIAL OWNER WITH SHARES REGISTERED IN THE NAME OF A CUSTODIAN, OR “STREET NAME” OWNER?
Shareholders that have not requested registration in our Share Register directly, and hold shares through a broker, trustee or nominee or other similar organization that is a registered shareholder, are beneficial owners of shares registered in the name of a custodian. If you hold your Logitech shares through a U.S. or Canadian broker, trustee or nominee or other similar organization (also called holding in “street name”), which is the typical practice of our shareholders in the U.S. and Canada, the organization holding your account is considered the registered shareholder for purposes of voting at the meeting, and this Invitation and Proxy Statement and related materials are being sent or made available to you by them. You have the right to direct that organization on how to vote the shares held in your account.

WHY IS IT IMPORTANT FOR ME TO VOTE?	Logitech is a public company and certain key decisions can only be made by shareholders. Whether or not you plan to attend, your vote is important so that your shares are represented.

HOW MANY REGISTERED SHARES MUST BE PRESENT OR REPRESENTED TO CONDUCT BUSINESS AT THE MEETING?
There is no presence quorum requirement for the meeting. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings, and our Articles of Incorporation do not otherwise provide for a presence quorum requirement.

WHERE ARE LOGITECH’S PRINCIPAL EXECUTIVE OFFICES?
Logitech’s principal executive office in Switzerland is at EPFL – Quartier de l’Innovation, 1015 Lausanne, Switzerland, and our principal executive office in the United States is at c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134. Logitech’s main telephone number in Switzerland is +41-(0)21-863-5111 and our main telephone number in the United States is +1-510-795-8500.

HOW CAN I OBTAIN LOGITECH’S PROXY STATEMENT, ANNUAL REPORT AND OTHER ANNUAL REPORTING MATERIALS?
A copy of our 2026 Annual Report to Shareholders, which contains the consolidated financial statements of Logitech International S.A. for the fiscal year ended March 31, 2026, the Swiss statutory financial statements of Logitech International S.A. for the fiscal year ended March 31, 2026, and the auditor’s reports thereon, this Invitation and Proxy Statement and our Annual Report on Form 10-K for fiscal year 2026 filed with the U.S. Securities and Exchange Commission (the “SEC”) are available on our website at http://ir.logitech.com. Shareholders also may request free copies of these materials at our principal executive offices in Switzerland or the United States, at the addresses above, or by contacting our investor relations group at IR@logitech.com or at +1-510-916-9842.

WHERE CAN I FIND THE VOTING RESULTS OF THE MEETING?
We intend to announce voting results at the meeting and issue a press release promptly after the meeting. We will also file the results on a Current Report on Form 8-K with the SEC by Monday, September 14, 2026. A copy of the Form 8-K will be available on our website at http://ir.logitech.com.

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Table of Contents	QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING

IF I AM NOT A REGISTERED SHAREHOLDER, CAN I ATTEND AND VOTE AT THE MEETING?
You may not attend the meeting and vote your shares in person at the meeting unless you either become a registered shareholder by Wednesday, September 2, 2026 or you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. If you hold your shares through a non-U.S. or non-Canadian broker, trustee or nominee, you may become a registered shareholder by contacting our Share Registrar at Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, CH-6343 Rotkreuz, Switzerland, and following their registration instructions or, in certain countries, by requesting registration through the bank or brokerage through which you hold your shares. If you hold your shares through a U.S. or Canadian broker, trustee or nominee, you may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions.

Further Information for Registered Shareholders

HOW CAN I VOTE IF I CANNOT ATTEND THE MEETING?
If you do not plan to attend the meeting in person, you may appoint the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please provide your voting instructions by marking the applicable boxes beside the agenda items on the Internet voting site for registered shareholders, www.gvmanager-live.ch/logitech for shareholders on the Swiss share register or www.proxyvote.com for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable.

SWISS SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site www.gvmanager-live.ch/logitech and log in with your access code printed on the Response Coupon. Please use the menu item “Grant Procuration” and submit your instructions by clicking on the “Send” button.
SWISS SHARE REGISTER – RESPONSE COUPON – Mark the box under Option 3 on the enclosed Response Coupon. Please sign, date and promptly mail your completed Response Coupon to Etude Regina Wenger & Sarah Keiser-Wüger using the appropriate enclosed postage-paid envelope addressed to Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, CH-6343 Rotkreuz, Switzerland.

U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site www.proxyvote.com and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to select the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please submit your instructions by clicking on the "Submit" button.
U.S. SHARE REGISTER – PROXY CARD – If you have requested a Proxy Card, mark the box “Yes” on the Proxy Card to select the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope.

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QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING	Table of Contents

HOW CAN I ATTEND THE MEETING?
If you wish to attend the meeting in person, you will need to obtain an admission card. You may order your admission card on the Internet voting site for registered shareholders, www.gvmanager-live.ch/logitech for shareholders on the Swiss share register or www.proxyvote.com for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable, and we will send you an admission card for the meeting. If an admission card is not received by you prior to the meeting and you are a registered shareholder as of September 2, 2026, you may attend the meeting by presenting proof of identification at the meeting.

SWISS SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site www.gvmanager-live.ch/logitech and log in with your access code printed on the Response Coupon. Please use the menu item “Order Admission Card.”
SWISS SHARE REGISTER – RESPONSE COUPON – Mark the box under Option 1 on the enclosed Response Coupon. Please send the completed, signed and dated Response Coupon to Logitech using the enclosed postage-paid envelope by Wednesday, September 2, 2026.

U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site www.proxyvote.com and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to indicate that you will personally attend the meeting.
U.S. SHARE REGISTER – PROXY CARD – If you have requested a Proxy Card, mark the box “Yes” on the Proxy Card to indicate that you will personally attend the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope by Wednesday, September 2, 2026.

CAN I HAVE ANOTHER PERSON REPRESENT ME AT THE MEETING?
Yes. If you would like someone other than the Independent Representative to represent you at the meeting, please mark Option 2 on the Response Coupon (for shareholders on the Swiss share register) or, if you requested a Proxy Card (for shareholders on the U.S. share register), mark the box on the Proxy Card to authorize the person you name on the reverse side of the Proxy Card. On either the Response Coupon or the Proxy Card, please provide the name and address of the person you want to represent you. Please return the completed, signed and dated Response Coupon to Logitech and the completed, signed and dated Proxy Card to Broadridge, using the enclosed postage-paid envelope by September 2, 2026. We will send an admission card for the meeting to your representative. If the name and address instructions you provide are not clear, Logitech will send the admission card to you, and you must forward it to your representative.
If you requested and received an admission card to attend the meeting in person, you can also authorize someone other than the Independent Representative to represent you at the meeting on the admission card and provide that signed, dated and completed admission card to your representative, together with your voting instructions.

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Table of Contents	QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING

CAN I SELL MY SHARES BEFORE THE MEETING IF I HAVE VOTED?
Logitech does not block the transfer of shares before the meeting. However, if you sell your Logitech shares before the meeting and Logitech’s Share Registrar is notified of the sale, your votes with those shares will not be counted. Any person who purchases shares after the Share Register closes on Wednesday, September 2, 2026 will not be able to register them until the day after the meeting and so will not be able to vote the shares at the meeting.

IF I VOTE BY PROXY, CAN I CHANGE MY VOTE AFTER I HAVE VOTED?
You may change your vote by Internet or by mail through September 2, 2026. You may also change your vote by attending the meeting and voting in person. For shareholders on the Swiss share register, you may revoke your vote by requesting a new access code and providing new voting instructions at www.gvmanager-live.ch/logitech, or by requesting and submitting a new Response Coupon from our Swiss Share Register at Devigus Shareholder Services (by telephone at 41-41-798-48-33 or by email at logitech@devigus.com). For shareholders on the U.S. share register, you may revoke your vote by providing new voting instructions at www.proxyvote.com, if you voted by Internet, or by requesting and submitting a new Proxy Card. Your attendance at the meeting will not automatically revoke your vote or Response Coupon or Proxy Card unless you vote again at the meeting or specifically request in writing that your prior voting instructions be revoked.

SWISS SHARE REGISTER – INTERNET VOTING – After you receive the new access code, go to the Internet voting site www.gvmanager-live.ch/logitech and log in. Please use the menu item “Grant Procuration.” Follow the directions on the site to complete and submit your new instructions until Wednesday, September 2, 2026, 23:59 (Central European Summer Time), or you may attend the meeting and vote in person.
SWISS SHARE REGISTER – RESPONSE COUPON – If you request a new Response Coupon and wish to vote again, you may complete the new Response Coupon and return it to us by September 2, 2026, or you may attend the meeting and vote in person.

U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site www.proxyvote.com and log in with your 16-digit voting control number printed in the box on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to submit your new instructions until Wednesday, September 2, 2026, 11:59 p.m. (U.S. Eastern Daylight Time), or you may attend the meeting and vote in person.
U.S. SHARE REGISTER – PROXY CARD – If you request a new Proxy Card and wish to vote again, you may complete the new Proxy Card and return it to Broadridge by September 2, 2026, or you may attend the meeting and vote in person.

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QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING	Table of Contents

IF I VOTE BY PROXY, WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS?
SWISS SHARE REGISTER – INTERNET VOTING – If you are a registered shareholder and vote using the Internet voting site, you have to give specific voting instructions for all agenda items before you can submit your instructions.
SWISS SHARE REGISTER – RESPONSE COUPON – If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.

U.S. SHARE REGISTER – INTERNET VOTING – If you are a registered shareholder and vote using the Internet voting site without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.
U.S. SHARE REGISTER – PROXY CARD – If you are a registered shareholder and sign and return a Proxy Card without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.

WHO CAN I CONTACT IF I HAVE QUESTIONS?	If you have any questions or need assistance in voting your shares, please call us at +1-510-916-9842 or email us at IR@logitech.com.

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Table of Contents	QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING

Further Information for U.S. or Canadian “Street Name” Beneficial Owners

WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?
We have provided access to our proxy materials over the Internet to beneficial owners holding their shares in “street name” through a U.S. or Canadian broker, trustee or nominee. Accordingly, such brokers, trustees or nominees are forwarding a Notice of Internet Availability of Proxy Materials (the “Notice”) to such beneficial owners. All such shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, beneficial owners holding their shares in street name through a U.S. or Canadian broker, trustee or nominee may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

HOW CAN I GET ELECTRONIC ACCESS TO THE PROXY MATERIALS?
The Notice will provide you with instructions regarding how to:
•View our proxy materials for the meeting on the Internet; and
•Instruct us to send our future proxy materials to you electronically by email.
Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

WHO MAY PROVIDE VOTING INSTRUCTIONS FOR THE MEETING?
For purposes of U.S. or Canadian beneficial shareholder voting, shareholders holding shares through a U.S. or Canadian broker, trustee or nominee organization on July 2, 2026 may direct the organization on how to vote. Logitech has made arrangements with a service company to U.S. and Canadian brokers, trustees and nominee organizations for that service company to provide a reconciliation of share positions of U.S. and Canadian “street name” beneficial owners between July 2, 2026 and August 26, 2026, which Logitech determined is the last practicable date before the meeting for such a reconciliation. These arrangements are intended to result in the following adjustments: If a U.S. or Canadian “street name” beneficial owner as of July 2, 2026 votes but subsequently sells their shares before August 26, 2026, their votes will be canceled. A U.S. or Canadian “street name” beneficial owner as of July 2, 2026 that has voted and subsequently increases or decreases their shareholdings but remains a beneficial owner as of August 26, 2026 will have their votes increased or decreased to reflect their shareholdings as of August 26, 2026.
If you acquire Logitech shares in “street name” after July 2, 2026 through a U.S. or Canadian broker, trustee or nominee, and wish to vote at the meeting or provide voting instructions by proxy, you must become a registered shareholder. You may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions. In order to allow adequate time for registration, for proxy materials to be sent or made available to you, and for your voting instructions to be returned to us before the meeting, please begin the registration process as far before September 2, 2026 as possible.

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IF I AM A U.S. OR CANADIAN “STREET NAME” BENEFICIAL OWNER, HOW DO I VOTE?
If you are a beneficial owner of shares held in “street name” and you wish to vote in person at the meeting, you must obtain a valid proxy from the organization that holds your shares.
If you do not wish to vote in person, you may vote by proxy. You may vote by proxy over the Internet, by mail or by telephone by following the instructions provided in the Notice or on the Proxy Card.

WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS?
If you are a beneficial owner of shares held in “street name” in the United States or Canada and do not provide your broker, trustee or nominee with specific voting instructions, then under the rules of various national and regional securities exchanges, your broker, trustee or nominee may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, your shares will not be voted on such matter and will not be considered votes cast on the applicable Proposal. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice. We believe the following Proposals will be considered non-routine: Proposal 2 (Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year 2026), Proposal 3 (Advisory Vote on the Swiss Statutory Compensation Report for Fiscal Year 2026), Proposal 4 (Advisory Vote on the Swiss Statutory Non-Financial Matters Report for Fiscal Year 2026), Proposal 5 (Appropriation of Available Earnings and Declaration of Dividend), Proposal 6 (Amendments of the Articles of Incorporation regarding (i) the Change of the Company’s Registered Office (Proposal 6.A.) and (ii) the Maximum Number of Mandates Held by Members of the Group Management Team in Listed Companies (Proposal 6.B.), Proposal 7 (Release of the Board of Directors and Executive Officers from Liability for Activities during Fiscal Year 2026), Proposal 8 (Elections to the Board of Directors), Proposal 9 (Election of the Chairperson of the Board), Proposal 10 (Elections to the Compensation Committee), Proposal 11 (Approval of Compensation for the Board of Directors for the 2026 to 2027 Board Year), Proposal 12 (Approval of Compensation for the Group Management Team for Fiscal Year 2028), Proposal 14 (Re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative). All other Proposals involve matters that we believe will be considered routine. Any “broker non-votes” on any Proposals will not be considered votes cast on the Proposal.

WHAT IS THE DEADLINE FOR DELIVERING MY VOTING INSTRUCTIONS?
If you hold your shares through a U.S. or Canadian bank or brokerage or other custodian, you have until 11:59 pm (U.S. Eastern Daylight Time) on Wednesday, September 2, 2026 to deliver your voting instructions.

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?
You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person if you have a “legal proxy” that allows you to attend the meeting and vote. However, your attendance at the Annual General Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

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Table of Contents	QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING

HOW DO I OBTAIN A SEPARATE SET OF PROXY MATERIALS OR REQUEST A SINGLE SET FOR MY HOUSEHOLD IN THE UNITED STATES?
We have adopted a procedure approved by the SEC called “householding” for shareholders in the United States. Under this procedure, shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy statement and annual report unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure reduces our printing costs and postage fees. Each U.S. shareholder who participates in householding will continue to be able to access or receive a separate Proxy Card.
If you wish to receive a separate proxy statement and annual report at this time, please request the additional copy by contacting our mailing agent, Broadridge, by telephone at 1-800-690-6903 or by email at sendmaterial@proxyvote.com. If any shareholders in your household wish to receive a separate proxy statement and annual report in the future, they may call our investor relations group at +1-510-916-9842 or write to Investor Relations, 3930 North First Street, San Jose, CA 95134. They may also send an email to our investor relations group at IR@logitech.com. Other shareholders who have multiple accounts in their names or who share an address with other stockholders can authorize us to discontinue mailings of multiple proxy statements and annual reports by calling or writing to our investor relations group.

Further Information for Shareholders with Shares Registered Through a Bank or Brokerage as Custodian (Outside the U.S. or Canada)

HOW DO I VOTE BY PROXY IF MY SHARES ARE REGISTERED THROUGH MY BANK OR BROKERAGE AS CUSTODIAN?
Your broker, trustee or nominee should provide voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares. If you did not receive such instructions, you must contact your bank or brokerage for their voting instructions.

WHAT IS THE DEADLINE FOR DELIVERING MY VOTING INSTRUCTIONS IF MY LOGITECH SHARES ARE REGISTERED THROUGH MY BANK OR BROKERAGE AS CUSTODIAN?
Banks and brokerages typically set deadlines for receiving instructions from their account holders. Outside of the U.S. and Canada, this deadline is typically two to three days before the deadline of the company holding the general meeting. This is so that the custodians can collect the voting instructions and pass them on to the company holding the meeting. If you hold Logitech shares through a bank or brokerage outside the U.S. or Canada, please check with your bank or brokerage for their specific voting deadline and submit your voting instructions to them as far before that deadline as possible.

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Other Meeting Information
Meeting Proposals
There are no other matters that the Board intends to present, or has reason to believe others will present, at the 2026 Annual General Meeting.
If you are a registered shareholder:

SWISS SHARE REGISTER
INTERNET VOTING – If you are a registered shareholder and vote using the Internet voting site, you have to give specific voting instructions to all agenda items before you can submit your instructions.
RESPONSE COUPON – If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be submitted to shareholders during the course of the meeting.

U.S. SHARE REGISTER
INTERNET VOTING – If you are a registered shareholder and vote using the Internet voting site without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be submitted to shareholders during the course of the meeting.
PROXY CARD – If you are a registered shareholder and sign and return a Proxy Card without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting.

If you are a beneficial owner of shares held in “street name” in the United States or Canada, if other matters are properly presented for voting at the meeting and you have provided discretionary voting instructions on a voting instruction card or through the Internet or other permitted voting mechanisms or have not provided voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors at the meeting on such matters.
Proxy Solicitation
Certain of our directors, officers and other employees, without additional compensation, may contact shareholders personally or in writing, by telephone, email or otherwise in connection with the proposals to be made at the meeting. In the United States, we are required to request that brokers and nominees who hold shares in their names furnish our proxy material to the beneficial owners of the shares, and we must reimburse such brokers and nominees for the expenses of doing so in accordance with certain U.S. statutory fee schedules.
We have also engaged Morrow Sodali S.P.A., Taunustor 1, 60310 Frankfurt, Germany, to assist in contacting shareholders in connection with the meeting and certain other services, and will pay Morrow Sodali a fee of approximately $69,000, plus reimbursement of pre-approved expenses and a 6% administration fee on all services provided.

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Table of Contents	QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2026 ANNUAL GENERAL MEETING

Tabulation of Votes
The chairperson of the meeting will appoint vote counters as appropriate. As is typical for Swiss companies, our Share Registrar will tabulate the voting instructions of registered shareholders that are provided in advance of the meeting.
Shareholder Proposals and Nominees
Shareholder Proposals for 2026 Annual General Meeting
Under our Articles of Incorporation, one or more registered shareholders who alone or together with other shareholders hold shares representing at least 0.5 percent of the capital or the voting rights may demand that an item be placed on the agenda of a meeting of shareholders. Any such proposal must be included by the Board in our materials for the meeting. A request to place an item on the meeting agenda must be in writing and describe the proposal. Under our Articles of Incorporation, such written request must be received by our Board of Directors 60 days before the 2026 Annual General Meeting. With respect to the 2026 Annual General Meeting, the deadline to receive proposals for the agenda was July 10, 2026. In addition, under Swiss law, registered shareholders, or persons holding a valid proxy from a registered shareholder, may propose alternatives to items on the 2026 Annual General Meeting agenda before or at the meeting.
Shareholder Proposals for 2027 Annual General Meeting
We anticipate holding our 2027 Annual General Meeting on or about September 8, 2027. One or more registered shareholders who satisfy the minimum shareholding requirements in the Articles of Incorporation may demand that an item be placed on the agenda for our 2027 Annual General Meeting of shareholders by delivering a written request describing the proposal to the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than July 10, 2027. In addition, if you are a registered shareholder and satisfy the shareholding requirements under Rule 14a-8 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), you may submit a proposal for consideration by the Board of Directors for inclusion in Logitech's proxy statement for its 2027 Annual General Meeting by delivering a request and a description of the proposal to the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than March 25, 2027. The proposal will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials under U.S. securities laws. Under the Articles of Incorporation only registered shareholders are recognized as Logitech shareholders. As a result, if you are not a registered shareholder you may not make proposals for the 2027 Annual General Meeting.
Nominations of Director Candidates
Nominations of director candidates by registered shareholders must follow the rules for shareholder proposals above.
Provisions of Articles of Incorporation
The relevant provisions of our Articles of Incorporation regarding the right of one or more registered shareholders who alone or together hold shares representing 0.5 percent of our share capital or voting rights to demand that an item be placed on the agenda of a meeting of shareholders are available on our website at http://ir.logitech.com. You may also contact the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States to request a copy of the relevant provisions of our Articles of Incorporation.

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Annexes

Annex 4. Swiss Non-Financial Matters Report

A-I	2026 Annual General Meeting Invitation, Proxy Statement

Fiscal Year 2026 Non-Financial Matters Report

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-1

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-2	2026 Annual General Meeting Invitation, Proxy Statement

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-3

About this Report
This Non-Financial Matters Report 2026 (this “Report”) has been approved by the Board of Directors (“Board”) of Logitech in accordance with art. 964c of the Swiss Code of Obligations.
ERM Certification and Verification Services Limited (“ERM CVS”) provided limited assurance in accordance with ISAE 3000 on selected key performance indicators set out in Appendix A. ERM CVS’ independent assurance report is in Appendix B.
The information in this Report reflects the period between April 1, 2025 and March 31, 2026. This period is also referred to as fiscal year 2026 (“FY26”). In some cases, data may be presented for the calendar year (CY) (January 1, 2025 to December 31, 2025), in which case this is clearly stated.
All entities included in Logitech’s audited consolidated financial statements for FY26 or equivalent documents are covered by this Report and the approaches taken herein with no exceptions.
The following companion documents are available as part of Logitech's FY26 reporting on environment, social and governance (ESG) aspects of company performance.
•FY26 Basis of Reporting
•FY26 Sustainability Databook
•FY26 Stakeholder Engagement Report
•FY26 GRI Index;
•Logitech Statement on Human Rights and Supply Chain Due Diligence Report; and
•Other relevant documents and reports on the sustainability reporting page of Logitech's website.
All references to our websites are intended to be inactive textual references only, and the content of such websites does not constitute a part of and are not intended to be incorporated by reference into this Report.
Forward-Looking Statements
This Report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements (including plans, projects, targets, and trends) and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact. These forward-looking statements can generally be identified by words or phrases such as “anticipate”, “potential,” “expect,” “will,” “plan,” “may,” “could,” “forecast,” “going forward,” “target,” “believe,” “goal,” “estimate,” “intend,” or similar expressions, or by express or implied discussions of strategy, plans, expectations or intentions. All forward-looking statements involve risks and uncertainties, including changes in our strategy, performance and progress as well as those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-4	2026 Annual General Meeting Invitation, Proxy Statement

Executive Statement
For the past twenty years, Logitech has increasingly placed sustainability at the heart of our business. We do so by Designing for Sustainability.
Designing for Sustainability is both a strategy and culture at Logitech. For us, it means building sustainability into every aspect of our business: our values, governance, people, products, processes, manufacturing and supply chain. It means working to deeply understand our impact through lifecycle analyses that provide data and insights for both Logitech and our industry; and then applying these insights at scale to innovate and reduce the environmental impact of our product portfolio. We lead with transparency and accountability to build trust and drive meaningful progress.
We believe Designing for Sustainability is as good for business as it is for the planet and people.
•For Business: Our work in sustainability helps drive preference amongst consumers and B2B customers, as well as deriving cost and resilience benefits.
•For the Planet: We reduce our carbon impact and advance circularity through obsessive attention to detail, innovation and craftsmanship, applied at global scale.
•For People: We foster diversity and equity across our people, supply chains, spaces and products to enhance consumer and market understanding and drive innovation.
We can look back with some satisfaction at the progress our programs and partnerships have made this past year:
Our programs helped us achieve a 33% reduction in Scope 3 emissions and a 49% reduction in Scope 1 & 2 compared to our base years. While growing revenue, we avoided more than 200,000 tCO2e across our products, supply chain and broader value chain. We also achieved our commitment to transparently communicate the carbon impact of our portfolio - 100% of target products now have a product carbon footprint.
Today, 81% of products are made with recycled plastics, over half are PVC free, and 43% use low carbon or recycled aluminum. Our circularity initiatives are having an impact too. We have scaled our DIY Repair program with iFixit, more than tripling the number of product lines for which we provide repair guides and spare parts, with 69 lines across more than 75 countries. A 9x increase in spare parts sales versus FY26 empowered consumers to complete a broader range of repair activities.
We continue to make strides in reducing our own power consumption. Last fiscal year, product power efficiency improvements across the portfolio helped us avoid 10,562 tCO2e. Additionally, we continued to leverage renewable electricity in our own operations and offices, while engaging 127 suppliers to support the purchase of more than 195,000 MWh of renewable electricity by our suppliers.
Once again, Logitech continued to be recognized for our inclusive culture, fostering equity across our people, spaces and products. In Forbes’ survey of the World’s Best Employers, Logitech ranked number 25 out of 900 global companies. Newsweek honored us as one of America’s Greatest Workplaces. We also maintained our highly-regarded Gender Fair recognition. And this year, we will celebrate 20 years of membership of the Responsible Business Alliance (RBA), illustrating our long-standing commitment to an ethical code of conduct.
And we lead with transparency. We have a long history of ESG reporting. We openly share our Design for Sustainability tools and knowhow with industry, regulators and policymakers, to drive innovation at an even bigger scale and stimulate collective progress. This includes our carbon impact methodologies and hard-earned Design for Sustainability expertise. Our integrity is grounded in accountability at the C-suite level and a policy framework that links executive compensation to sustainability performance.
Of course, we know we have more work to do. We will continue to pioneer as well as partner to achieve our goals and those of the communities we belong to.
Hanneke Faber
Chief Executive Officer

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-5

1. Introduction
1.1 Our Business
Logitech International S.A. (hereinafter “Logitech” or the “Company”), headquartered in Lausanne, Switzerland, is a Swiss public company, Société Anonyme (S.A.), listed on the SIX Swiss Exchange (LOGN) and on the Nasdaq Global Select Market (LOGI).
Logitech designs software-enabled hardware solutions that help businesses thrive and bring people together when working, creating and gaming. As the point of connection between people and the digital world, our mission is to extend human potential in work and play, in a way that is good for people and the planet. We sell the vast majority of our products under the Logitech and Logitech G brand names.
Our diverse, innovative portfolio includes the following product categories: Gaming, Keyboards & Combos, Pointing Devices, Video Collaboration, Webcams, Tablet Accessories, and Headsets. These products are all classified under a single operating segment: Peripherals (see Note 15 to our consolidated financial statements). They are compatible with many cloud or cloud-based services: video conferencing platforms (e.g. Zoom, Microsoft Teams, Google Meet); esports or video games (e.g. League of Legends, Call of Duty, Gran Turismo); music streaming platforms (e.g. Spotify, Apple Music); content streaming platforms (e.g. Twitch, YouTube); and creativity and productivity platforms (e.g. Google Workplace, Adobe Creative Cloud). Our products are also enhanced through software, including machine learning and artificial intelligence ("AI"). We may launch adjacent new categories in the future.
We sell our products to a broad range of international customers, in the Americas; Europe, the Middle East and Africa ("EMEA"); and Asia Pacific. This includes direct sales to retailers, e-tailers, businesses large and small and end consumers through our e-commerce platform, and indirect sales to end customers through distributors. Logitech’s operations capability consists of a diversified manufacturing footprint across six countries that includes an in-house manufacturing facility in Suzhou, China and third-party contract manufacturers and original design manufacturers (principally in Asia and Mexico), which allows us to effectively respond to rapidly changing demand and leverage economies of scale.
There have been no significant changes in activities, value chain or business relationships compared to the previous reporting period.
1.2 Our Approach
1.2.1 Board Oversight
We believe thorough oversight from the Board is a crucial part of integrating sustainability into our overall company strategy. During FY26, the Board, including our Chief Executive Officer (“CEO”), collaborated with the President of Logitech for Business and Chief People Officer to oversee the Company’s sustainability strategy, advocate for sustainability and social impact, select priority projects, provide sponsorship and funding, and steer strategy and execution in cooperation with other business leaders.
To aid the Board in its oversight, the Nominating and Governance Committee assesses and advises on the Board’s process and frequency for overseeing the Company's sustainability strategy. In addition, the Audit Committee reviews and discusses with management the Company's validation procedures for metrics. The Board oversees the Company’s Enterprise Risk Management (“ERM”) and monitoring, including sustainability risk. Sustainability is an agenda item at Board meetings and during FY26 the President of Logitech for Business and Chief People Officer provided updates and suggestions related to both environmental and social topics. Following the departure of the President of Logitech for Business in September 2025, the Chief People Officer continues to support the Board’s oversight of these matters. The Board’s oversight role involves reviewing these recommendations and directing strategy.
Board members are required to inform the Board about any potential conflicts of interest and to recuse themselves from any voting in which they may have a potential conflict of interest. Because serving on a board can create duties that can conflict with the duty of loyalty to the Company, any new mandates of board members need to be precleared with the Chief Legal Officer. We conduct regular related-party searches and reviews in accordance with SEC rules. Any identified related party transactions are reviewed by the Board and disclosed in the Company’s proxy statement.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-6	2026 Annual General Meeting Invitation, Proxy Statement

We assess Board competency taking into consideration a variety of factors, including but not limited to backgrounds, experience, expertise, skills and training, etc., resulting in the ability of a director to provide informed oversight of sustainability issues. Our Board's knowledge and skills in this area are supported by regular updates and recommendations from our President of Logitech for Business during FY26, the Chief People Officer and technical experts in Logitech's Sustainability Team and Social Impact team. Over the last two years, a number of Board members have attended sharing sessions covering the following topics: Sustainability reporting; Design for Sustainability; Logitech’s Future Positive Program, Climate Strategy and Circularity. In addition, the Company offers voluntary education programs and certifications, including education programs relating to ESG, to its directors to enhance their skills and knowledge.
Since 2022, we have implemented a sustainability scorecard as a metric that contributes 10% to the annual bonus incentive plan for our Group Management Team (“GMT”). During FY26, the GMT included our CEO, Chief Financial Officer, President of Logitech for Business, and Chief Legal Officer. Following the departure of the President of Logitech for Business in September 2025, the GMT composition was adjusted accordingly.
1.2.2 Management Review
Our GMT reviews, at a minimum once annually, the scope and performance of each of our sustainability programs in a more strategic way and identifies further opportunities for growth and program evolution in the forthcoming year. We perform this review within the context of the broader external sustainability landscape and incorporate our understanding of how mega-trends and macro-developments may impact our sector and activities. Our GMT and Head of People and Culture work with other business leaders to prioritize and advocate for sustainability. This includes selecting projects to sponsor, financing initiatives, and driving strategy and execution. This management review process is supported by Logitech’s Head of Sustainability and global sustainability team.
1.2.3 Enterprise Risk Management
Our Enterprise Risk Management (“ERM”) process provides the Board, including its Audit Committee, with a comprehensive view of the risks facing our business. Logitech includes climate and sustainability-related risks in its multidisciplinary company-wide ERM process. This process aims to identify and control risks to ensure positive business development, effective risk reporting, and legal compliance. Risks are assessed in terms of their potential impact and likelihood of adversely affecting our reputation, financial situation, or capacity to meet our commitments. Risk mitigation measures are then planned, implemented and monitored on an ongoing basis to ensure their performance.
ERM assessments are both top-down and bottom-up and cross-functional. They cover strategic, financial, and operational risks, in the short, medium and long term. Our ERM process is aligned with our strategy. On an annual basis, our Internal Audit team performs an enterprise risk assessment through all our business areas, divisions and corporate functions. Our ERM process includes the annual distribution of an Enterprise Risk questionnaire across all areas of the organization. This includes questions designed to identify potential corruption-related risks in any part of our operations. Formal interviews with the leadership team are also conducted annually, with update interviews held periodically throughout the year. The result of the risk assessment is presented to our Board. This process assists Logitech in identifying risks that could potentially impact our ability to achieve business objectives and compliance obligations.
1.2.4 Stakeholder Engagement
At Logitech, we view stakeholder engagement as a foundation of responsible business. We believe that understanding and integrating diverse perspectives leads to better decisions, more resilient strategies, and stronger relationships. Our approach is grounded in transparency, inclusivity, and continuous dialogue, ensuring that stakeholder voices inform how we operate and evolve.
Logitech identifies and engages six key stakeholder groups critical to its business and sustainability efforts: customers, employees, regulators and policymakers, shareholders, special interest groups, and the industry. These groups are identified based on their influence on, and impact from, Logitech’s operations, as well as their role in advancing our sustainability objectives.
The purpose of our stakeholder engagement is to foster open, two-way communication that informs our understanding of material issues, shapes our sustainability strategy, and supports responsible business practices. Engaging

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stakeholders, both directly and indirectly, helps us align our actions with their expectations, anticipate emerging risks and opportunities, and enhance transparency.
To ensure meaningful engagement, Logitech employs a range of tailored methods, including surveys, interviews, workshops, focus groups, and formal consultations, designed to suit the preferences and needs of each stakeholder group. These interactions are complemented by regular updates via digital channels and public reporting to maintain ongoing dialogue and accountability. This structured, multi-channel approach enables us to gather diverse perspectives, build trust, and continuously improve our sustainability performance. For further information, please refer to our annual Stakeholder Engagement Report on the reporting page of our website.
In FY26, we established an employee engagement target to achieve a LogiPulse Engagement Survey score of more than 70 and at least 5% higher than the annual average of peer benchmark ratings. Progress against this target is reported in Appendix A, Table 25.
From our discussions with stakeholders, we have identified the following sustainability topics of interest for each of our six stakeholder groups.

Customers
•Product performance and technical features
•Logitech’s unique selling points, with respect to sustainability
•Product sustainability (design features)
•Packaging sustainability (materials)
•Hazardous materials compliance (RoHS, REACH)
•Conflict minerals
•Climate action and carbon targets
•E-waste recycling and trade-in for reuse
•Supply chain transparency and responsible manufacturing
•Durability, repairability, spare parts
•Product energy efficiency and carbon footprint

Employees
•Company strategy and priorities; vision and values
•Company commitment to social and environmental issues
•Development opportunities and career advancement
•Well-being (work/life balance)
•Corporate and employee philanthropy and volunteering
•Employee benefit and compensation offerings

Shareholders •Financial performance •Preparedness for upcoming reporting regulations •Corporate governance, including supply chain management •Greenhouse gas reporting •Talent attraction and retention	Our Industry •E-waste •Supply chain management •Innovation and co-development of solutions •Hazardous substances (RoHS, REACH) •Product take back and circular supply chains

Regulators and Policymakers
•Ecodesign
•Environmental claims, greenwashing, product sustainability information
•Regulatory reporting
•Circular economy, repairability, recycling information
•Conflict minerals
•Hazardous substances (RoHS, REACH)
Special Interest Groups •Human rights due diligence •Supply chain management •Sustainability performance at our production facility •Digital Inclusion •Worker safety, health, well-being
1.2.5 Double Materiality Assessment
Double Materiality Assessment (“DMA”) expands the traditional understanding of materiality in sustainability reporting by considering a company’s impacts on people and the planet (“inside-out environmental and social impacts”) and the external environmental and social factors that influence a company (“outside-in financial risks and opportunities”). The DMA framework was introduced to recognize the reciprocal relationship between companies and their external environment and acknowledge the fact that a company’s sustainability performance and management of external environmental and social risks can significantly affect its financial performance, reputation, and resilience. By embracing the principle of double materiality, we believe we can better assess and disclose both our impacts on the external world and the impacts of the external world on our operations. To progress our DMA, we evaluated the potential impact and relevance of various environmental and social dimensions, using the European Sustainability

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Reporting Standards (“ESRS”). We also assessed financial risks and opportunities associated with environmental and social factors that are relevant to our business. Our DMA results are summarized in the following tables.
Logitech conducts a materiality assessment to identify and prioritize environmental, social, and governance (ESG) issues most relevant to its business and stakeholders. Aligned with GRI Standards, the process combines structured analysis with continuous impact monitoring and stakeholder engagement. It consists of four key steps:
Understanding the organizational context: We maintain a high-level overview of our business activities and relationships, assessing their potential impacts on society and the environment as part of our day-to-day management and sustainability efforts.
Identifying actual and potential impacts: Where relevant, impacts are identified through internal expertise, external stakeholder insights, third-party consultants, and life-cycle impact modeling. Toward the end of each financial year, we conduct a systematic External Factors Review (EFR), analyzing publicly available data, good practice standards, and peer benchmarks. As part of this review, we also reassess the previous year’s material topics to identify changes and determine whether scope or boundaries should be updated.
Assessing the significance of impacts: We evaluate the significance of identified impacts using an evidence-based approach informed by engagement with internal and external stakeholders and aligned with evolving global standards.
Determining material topics for reporting: Based on this analysis, we determine which GRI topics and impacts are material for reporting. Rather than using a simplified ranking or matrix approach, we focus on a binary prioritization model that determines whether a topic is material to Logitech.
Throughout this process, we engage internal stakeholders, subject matter experts, and relevant external groups to ensure assessments are well-informed and reflect diverse perspectives. Insights from recent stakeholder engagement activities, detailed in our FY26 Stakeholder Engagement Report, are integrated across all stages.
Our materiality analysis is conducted annually and reviewed by third-party auditors as part of the “GRI in accordance” assurance process.
This continuous and collaborative approach enables Logitech to ensure its sustainability strategy and reporting remain relevant, transparent, and aligned with stakeholder priorities and global best practices.
Environmental and Social Assessment

Material Topic	Materiality Assessment	ESRS Topic/Subtopic
Climate Action
In Logitech's industry, manufacturing processes consume a significant amount of energy from fossil fuels, leading to the creation of greenhouse gasses.
Use of electronic products by end-users consumes a low to moderate amount of energy, partly in the form of fossil fuels, leading to the creation of greenhouse gasses.
Climate change mitigation and energy
Water
Withdrawal: Logitech's industry typically demands significant water usage during the manufacturing phase and in the supply chain.
Discharge: Logitech's industry typically creates large amounts of industrial wastewater potentially containing heavy metals.
Water withdrawal and discharge
Circularity	Resource inflows: Electronic products have high material inflow compared to product lifespan and may contain critical raw materials and can produce e-waste.	Circular economy
	Plastic is commonly used in electronic products. If disposed of incorrectly, it can cause plastic pollution around disposal sites.	Plastics (including microplastics)
	Electronic products become e-waste at end of life and, if disposed incorrectly, can pollute water, soil and living organisms.	Pollution of water and soil (e-waste)

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Material Topic	Materiality Assessment	ESRS Topic/Subtopic
Targeted Substances	Certain regulated substances of concern are found in electronic products and, if not managed correctly, can cause environmental pollution.	Pollution: substances of concern
	Certain regulated substances of concern are found in electronic products and, if not managed correctly, could impact consumer and end user safety.	Personal safety
Human Rights and Labor	Logitech's industry faces challenges related to these issues due to the nature and typical location of industry supply chains.	Work-related rights Child labor, forced labor, working time, adequate wages, social dialogue, freedom of association, collective bargaining.
Safety, Health and Well-being	Logitech's industry faces challenges related to these issues due to the nature and typical location of industry supply chains.	Health and safety
Talent Attraction and Retention	Logitech's industry faces challenges related to gender and other factors relevant to inclusion.	Training and skills development
Inclusion		Equal treatment and opportunity Gender equality and equal pay.
Digital Inclusivity	Logitech's industry faces challenges in accessing products and services.	Social inclusion
Privacy & Security	Appropriate management of information or data by Logitech's industry could lead to impacts for consumers and end-users.	Information-related impacts
Business Conduct	Logitech's industry faces challenges related to these issues due to the nature and typical location of industry supply chains.	Business conduct: protection of whistle-blowers, supplier management, corruption and bribery
Financial Assessment

Topic	Materiality Assessment	ESRS Topic
Business Conduct
If our representatives or key individuals display or tolerate unethical or illegal behavior, including corrupt practices, this could have legal and financial implications and could lead to material reputational damage.
Business conduct: protection of whistle-blowers, supplier management, corruption and bribery.
Privacy and Security	Data breaches, cyberattacks, third-party vulnerabilities or other threats leading to disruption of operations, loss of confidentiality and customer trust, and potential regulatory fines, financial losses, reputational damage.	Information-related impacts
Talent Attraction and Retention	Failure to attract and retain a diverse range of talent could diminish our potential to understand the perspective of our diverse customer base and create inclusive products.	Training and skills development Equal treatment and opportunity Gender equality and equal pay.
Climate Action and Circularity	Operating expense risks could arise, including increased costs associated with transitioning to renewable energy sources and low-carbon or more circular materials, technologies, and ways of working.	Climate change adaptation Circular economy
Water	Water scarcity affects production processes and causes supply chain disruptions from shortages or price fluctuations.	Natural resources
Climate Action	A decrease in demand for products and services could occur due to consumers becoming increasingly averse to negative impacts, lack of progress, or inauthentic sustainability efforts.	Climate change adaptation

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Following our FY26 materiality assessment, biodiversity is no longer considered a material topic. Logitech’s Biodiversity Risk Assessment indicates that the Company does not have specific products or services with clear, direct, and significant impacts on identifiable biodiversity sites, nor do we operate in a manner that materially affects specific locations or directly contributes to biodiversity loss. We have also not identified scenarios in which biodiversity-related impacts across our value chain could reasonably be expected to result in material financial impacts to the business. While biodiversity does not meet current materiality thresholds, we remain mindful of its importance and continue to support biodiversity through voluntary initiatives and broader environmental stewardship efforts.
1.2.6 Design for Sustainability (DfS)
At Logitech, we are working to ensure sustainability is considered at every stage of product development. From designing lower-impact products, to engineering, manufacturing, marketing and sales, we are building capability across the company to ensure impacts on the environment and society are considered. The biggest opportunities to reduce the environmental impact of a product arise early in the design process when critical decisions about a product are being made. Being mindful of that, we have established 15 DfS Principles, which guide product development towards minimizing environmental impact, enhancing product longevity, and promoting circularity. We are embedding these principles into our design process and decision-making to support our consideration of sustainability alongside traditional factors such as cost, schedule, and experience.
We leverage these established DfS Principles to drive progress across our existing portfolio, new product introductions, and new areas of breakthrough innovation. The DfS principles are underpinned by a number of tools and techniques founded on Life Cycle Assessment (“LCA”) to model design options and ensure our decision-making is informed by a clear understanding of how our products, technologies, and business models impact the environment and how carbon impact can be reduced, while circularity and social impact are embraced.
As consumers increasingly demand sustainable products, we continue to build DfS capability across our organization with a range of tools, expertise, and know-how being shared across teams. We have developed internal guidelines, tools, and calculators to support decision-making by designers, engineers, product managers, and other stakeholders during the design process.
Empowering product teams with DfS Principles often leads to visible DfS Features that benefit customers and our community at large e.g. recycled plastic, low carbon aluminum3. These features are just a small part of the broader sustainability philosophy and mindset that we are endeavoring to instill across our company.
1.2.7 Factory and Supply Chain Management
We recognize the critical role that factory and supply chain management plays in our sustainability performance. We have one production facility in Suzhou, China, which currently handles a significant proportion of our total production. We outsource the remaining production to contract manufacturers and original design manufacturers located principally in China, Taiwan, Malaysia, Vietnam, Mexico, and Thailand.
Both our in-house and outsourced manufacturing operations are managed by our worldwide operations group. Logitech’s operations also support the business units and marketing and sales organizations through the management of distribution centers and the supply chain and logistics networks.
We work closely with our suppliers to ensure they meet our sustainability standards, from sourcing raw materials responsibly to minimizing transportation emissions. At our production facility, we look for ways to use new technology to create better products, reduce manual labor, improve the workplace, and be more productive and sustainable in the long term. With this goal in mind, we have introduced automation and robotic technology to deliver efficient, time-saving and waste-eliminating production of some of our most popular products. The introduction of automation enables real-time adjustments for optimal efficiency and is helping us to shift worker responsibilities from low-skilled, manual labor to monitoring, calibrating, and maintaining equipment, with associated soft skills development.
3 Using aluminum produced with renewable energy, for lower carbon impact.

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Our framework for factory and supply chain management is the Responsible Business Alliance (“RBA”) Code of Conduct, which is an industry-led best practice standard for our sector that requires management of labor, ethics, environment and health and safety. We joined the RBA in 2007 to collaborate with industry peers and competitors alike, and co-develop standards, tools, and programs addressing the sustainability challenges facing our sector today. The RBA Code of Conduct is reflective of international norms and good practice, including the Universal Declaration of Human Rights, ILO International Labour Standards, OECD Guidelines for Multinational Enterprises, ISO 45001, ISO 14001, and SA 8000. All of our suppliers are required to uphold the RBA Code of Conduct, as a contractual condition of doing business with Logitech.
We have established the following provisions and working methods to drive continual improvement and adherence to the RBA Code of Conduct.
•Sustainability Auditing: The RBA has established protocols, tools, and expertise for auditors working across our industry to assess key risks relevant to our industry. This process is known as the Validated Audit Process (“VAP”) and allows for like-for-like comparison across companies and supply chains and a common understanding of the RBA Code of Conduct requirements and audit procedures. Our in-house auditing team are all highly experienced auditors and replicate the RBA’s VAP using RBA-endorsed audit protocol and tools. We also use independent, third-party auditors, where needed, to supplement our in-house capability and our own production facility is also subject to periodic VAP audits. Typically, our audit program involves on-site audits of supplier factories. Our audit teams meet with supplier management, inspect the facility, review documentation, and carry out interviews in private and in confidence.
•Sustainability Training and Education: We organize and facilitate factory and supplier training events, where we discuss Logitech’s sustainability expectations, standards, and international best practices. We create forums for suppliers to share their experiences. We also encourage suppliers to attend RBA-led capability-building sessions, including e-learning courses on various sustainability topics, including forced labor, recruitment, migrant workers, ethics, human rights, discrimination, worker voice, worker participation, grievance management, supply chain management, working hours, and young workers.
•Quarterly Business Review (QBR): Our QBR process considers sustainability performance as a vital aspect of supplier performance. This involves a desk-based audit evaluating six key categories: engineering, sustainability, quality, demand/supply capability, new product introduction, and commercial aspects. Engineering performance has a 25% weight in the quantitative scoring, while other categories, including sustainability, each hold a 15% weight. The QBR process also considers qualitative factors such as a supplier’s adherence to our sustainability commitments, policies, goals, and objectives. ‘Preferred’ suppliers with high QBR scores receive additional development opportunities and potential business expansion. Those with low scores face increased auditing and commercial restrictions, possibly leading to termination if improvements are not made within agreed-upon timelines.
•Supplier Innovation: We encourage our suppliers to explore innovative approaches to business and manufacturing processes, and how we can enhance our products, services, and operations. We challenge our suppliers by asking them the question, “What can you do differently or better?” This allows them to propose innovative solutions to problems, leading to collaborative brainstorming sessions and resulting in breakthrough progress in supply innovation. Our Future Positive Challenge was established to fast-track the exploration and evaluation of sustainability innovations that could be applied at scale to our business. We prioritize the exploration of technologies that are integral to advancing breakthrough innovations in the consumer electronics industry and also make a vital contribution to economic development and job creation. We encourage potential participants to submit ideas, applications and innovations that are aligned with Logitech’s Design for Sustainability ethos.
1.2.8 Third Party Assurance
Factories and Supply Chain
Our production facility is subject to the RBA’s third-party VAP and third-party ISO 14001 audits each year. As part of these audits, third-party auditors evaluate our management approach and performance in relation to best practice expectations defined in ISO 14001 and the RBA Code of Conduct for sustainability management in our industry. These audits help to ensure our management system, activities, and approach align with international good practice ISO standards and we drive continuous improvement year on year.

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As an RBA member, we adhere to RBA requirements and carry out due diligence processes to evaluate supplier sustainability performance and risks, including environmental compliance and adherence to the RBA Code of Conduct for our industry. Supplier facilities are required to comply with the RBA Code of Conduct and ISO 14001 in their manufacturing activities. We employ the RBA’s Self-Assessment Questionnaire (“SAQ”) and risk assessment tool and we have an in-house team of auditors who replicate the RBA VAP Audit process in supplier factories a minimum of once per year and check certifications. Human rights and anti-corruption enterprise risk management is part of our standard risk review process for screening suppliers.
Products and Carbon Data
To support the integrity of our product carbon footprint studies and associated carbon models, we work with third-party, independent experts, iPoint Group, to ensure our methodology meets ISO 14067 and ISO 14044 best practice standards. The product carbon footprint (“PCF”) study for each product also undergoes an independent critical review by an independent third-party called DEKRA. We provide an overview of our calculation methodology and more details on our Carbon Clarity webpage and we encourage other brands to adopt this approach.
We arrange third-party verification of our greenhouse gas emission inventory year-on-year, to verify compliance with the Greenhouse Gas Protocol and Global Reporting Initiative (GRI), prior to public disclosure. The data in this Report has been subject to third-party limited assurance, as described in Appendix A and B.
Other Assurance
In addition to the above, we regularly benchmark our performance against other peer companies within and outside our sector. We submit our reports to a large number of third-party rating platforms who review and rate our performance and provide useful feedback, which informs our planning for the forthcoming year. With this approach, we have achieved a number of certifications and awards for our management approach and performance over the last year.
Awards and Recognitions
The effectiveness of our approach has been recognized by a number of awards and achievements.

Dow Jones Best in Class Index Europe	Listed	AAA rated[4]	SXI Switzerland Sustainability 25 Listed &	‘Top-Rated’ Company
			SPI ESG 25 Listed	2026 ESG Leader

ISS Prime Status	ISS Stoxx ESG Corporate Prime Status	Ecovadis Gold	CDP Climate A List	CDP Water A-	Supplier Engagement Leader A List

4 The use by Logitech of any MSCI ESG Research LLC or its Affiliates (“MSCI”) data, and the use of MSCI logos, Trademarks, Service Marks, or Index Names Herein, do not constitute a sponsorship, endorsement, recommendation for promotion of Logitech by MSCI. MSCI Services and data are the property of MSCI or its information provided, and are provided “As-Is” and without warranty. MSCI names and logos are trademarks or service marks or MSCI.

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2. Environment
2.1 Climate Action
2.1.1 Policies, Strategies, and Concepts
Our Climate Pledge is our commitment to the Paris Agreement and global efforts to limit global warming to 1.5°C. Underpinning that pledge we have science-based carbon reduction targets for 2030.
•85% reduction of Scope 1 and 2 emissions compared to a 2019 base year. 100% of our electricity footprint matched with purchased renewable energy by 2030.
•>50% reduction in our Scope 3 emissions by 2030, compared to a 2021 base year.
•>90% reduction of our Scope 1, 2 and 3 emissions by 2047, compared to a 2019 baseline, with 100% removal of any residual emissions to achieve net-zero.
To achieve our Climate Pledge and carbon reduction targets, we Design for Sustainability and prioritize absolute carbon reduction across our business and operations. Over the past few years, we have intensified our carbon reduction programs expanding our efforts across our company and portfolio. Our goal is to design each new generation of products with a lower carbon footprint than the previous one.
Where we cannot achieve absolute reductions in carbon impact, we’re transitioning our manufacturing and supply chain to use renewable energy sources. This includes energizing our value chain by developing on-site renewables, partnering with utilities providers, securing Power Purchase Agreements and obtaining Renewable Energy Certificates.
We believe that carbon should be treated like calorie awareness, and that everyone should be aware of what they're consuming. We accept responsibility for the full life-cycle impact of our products and advocate for consumer and industry action to recognize carbon impact and the effects of climate change. Being transparent about our carbon impact encourages better design decisions within our teams, and informed purchasing decisions among our consumers. We work to support greater carbon transparency across our industry by sharing our knowledge, empowering others to take similar steps towards carbon clarity and encouraging other companies to join us in our approach.
2.1.2 Measures Implemented
Under this program, we have implemented the following key measures.
•SBTi-validated Targets: We have established science-based carbon reduction targets (validated by the Science Based Targets initiative, SBTi), including a net zero target, which is also recognized under the UNGC Forward Faster Initiative as a science-based emission targets in line with a 1.5°C pathway.
•Energy Efficiency: At our own production facility, we implement energy efficiency programs, generate renewable electricity and we purchase renewable electricity. We are always looking for ways to use new technology to create better products, reduce manual labor, improve the workplace, and be more productive and sustainable in the long term. With this goal in mind, we have introduced automation and robotic technology, as well as enhanced control systems, to deliver efficient, time-saving and waste-eliminating production of some of our most popular products.
•Design for Sustainability: The majority of our Scope 3 emissions come from the sourcing and manufacturing of our products and we recognize that the biggest opportunities to reduce our environmental impact therefore arise early in the design process when key decisions about a product are made and carbon emissions can be avoided or designed out. We have a Design for Sustainability framework, which is accelerating our transition to low carbon alternative materials and designs across our product portfolio. Two specific programs, which form part of this framework, are as follows:
◦Next Life Plastics: We have introduced post-consumer recycled plastic across a broad range of our products to give end-of-life plastic a second life and help reduce their carbon footprint. Our capability has grown rapidly as we have partnered with resin suppliers and molders to develop new and stronger resins in a range of

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colors and grades, while expanding our supply chain and refining their molding processes. Recycled plastic is now used at scale across Logitech and is contributing meaningfully to our carbon reduction pathway.
◦Low-carbon Aluminum: Manufacturing aluminum is very energy-intensive and the majority of the carbon footprint associated with manufacturing comes from the smelting process where large quantities of heat and energy are needed and fossil fuels are often used. Low-carbon aluminum is made in a smelter that uses renewable energy (e.g. hydropower) instead of traditional fossil-fuel energy. Using renewable energy enables the manufacture of the same aluminum product, with a lower carbon footprint.
•Purchase of Renewable Electricity: We purchase renewable electricity to address our own Scope 2 greenhouse gas emissions and we have an established Renewable Energy Buyers Club and portal to help suppliers understand the value of supporting renewable energy and access high-quality Energy Attribute Certificates that are third-party certified.
•Carbon Transparency: Recognizing the reputational opportunity associated with sustainability reporting and transparency, we launched our “Carbon Clarity” program to recognize the increasing demand from consumers for carbon footprint information and transparent reporting of a product’s impact.
•Climate Risk: Our business continuity, security and supply chain team, among others, work to help prepare the company for the potential impacts of extreme weather events such as tornadoes, heavy rain, lightning, hurricanes, and blizzards which can disrupt transport infrastructure, introduce unforeseen logistical challenges and inhibit access to company facilities and assets. We plan our manufacturing contracts and locations in consideration of identified chronic physical risks, such as water stress, to avoid undue vulnerability to these risks over the longer term, e.g., with short-term leases or manufacturing contracts and enforced business continuity plans. We decentralize decision-making and IT backup solutions to ensure key decision-makers and leaders have continual access to critical information for decision-making and business continuity. We monitor emerging regulations and work to develop internal compliance standards in advance of emerging regulations.
2.1.3 Progress
The progress made in the last year demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•Reduction in Greenhouse Gas Emissions
◦49% reduction in Scope 1 & 2 greenhouse gas emissions from base year 2019; and
◦33% reduction in Scope 3 emissions from base year 20215.
•Use of Renewable Electricity
◦Last year, we expanded our on-site renewable energy generation capacity through the installation of 1,500 additional rooftop solar photovoltaic (PV) panels on the main building. This increased the total installed renewable electricity generation capacity to 1,500 kW (1.5 MW) with the potential to meet an estimated 10–12% of the main building’s total electricity demand.
◦In CY25, our on-site solar PV system generated 1,953 MWh of renewable electricity. This figure is based on measured data and represents on-site generation from all PV assets at the production facility. All the renewable electricity that is generated on-site is essentially consumed on-site, with no significant export to the grid. During the same period additional purchases of renewable electricity for Logitech offices and our production facility via green tariffs and energy attribute certificates brought our total renewable electricity consumption to 25,638 MWh.
5 Note: In FY26, we updated our base year emission inventories (2019; and 2021) to reflect our newest insights and learnings since 2021. These updates ensure effective comparability of our GHG emission data for the current reporting year and base year and therefore offer more accurate tracking of progress against targets. Base year emissions are reported for the first time in Table 5 and Table 6 of Appendix A. For further information on the recalculation process, please refer to the FY26 Basis of Reporting.

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◦94% renewable electricity6 was achieved through use of a combination of measures including on-site power, green tariff contracts and purchase of energy attribute certificates.
•Energy Efficiency: In CY25, we added a centralized control platform for office air conditioning to enhance scheduling and temperature restriction management.
•Carbon Transparency
◦100% of target products now have a Product Carbon Footprint (“PCF”) study7.
◦CDP A-list for climate performance and reporting for the second consecutive year.
•Major Programs for Carbon Avoidance8
◦Next Life Plastics: Continued expansion of our Next Life Plastics program with recycled plastics used across the full portfolio of Logitech products, eliminating 55,042 tCO2e.
◦Low-Carbon or Recycled Aluminum: Used in 43% of product lines9, eliminating 14,420 tCO2e.
◦Use of other recycled metals and rare earth elements: eliminating 2,417 tCO2e.
◦Product Power Efficiency: Innovations to enhance the energy efficiency of video-conferencing and gaming devices helped us avoid 10,562 tCO2e.
◦Supplier Engagement: With our Renewable Energy Buyers Club and portal, we engaged 127 suppliers to support the purchase of more than 195,000 MWh of renewable electricity addressing 113,639 tCO2e associated with Logitech supply chain manufacturing.
2.1.4 Climate Risks and Opportunities
Logitech reports in accordance with the Task Force on Climate-related Financial Disclosures (TCFD) in our annual CDP submission, providing transparency on our governance, strategy, risk management, and metrics related to climate change. A summary of regulatory information required under the Swiss Ordinance on Climate Disclosures is provided in this NFM Report. The table below outlines three examples of climate-related risks and opportunities that Logitech has identified, evaluated, and addressed through Adaptation Plans. For further information, please refer to our annual CDP Report, which is made available on the reporting page of our website, for stakeholders who do not have access to the CDP platform.
6 Calculated as the renewable electricity footprint of our production facility and controlled offices, divided by the total electricity footprint of those facilities.
7 92% of Dec. 2025 units shipped, had a third-party reviewed Product Carbon Footprint. This represents 100% coverage of products within the defined target boundary, which excludes certain low-volume and other specified products.
8 As further described in Appendix A, Table 4.
9 Percentage of Dec. 2025 units shipped with low-carbon or recycled aluminum.

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Risk Description	Adaptation Plan

Material Shortages (Copper)
Transitional risk of increased direct costs due to shortages/disruption of supply of critical components and materials for product manufacturing (e.g. copper for cables, switches, and products) in response to the growing demand for these commodities to fuel the transition to a low-carbon economy.
Logitech products are reliant on certain raw materials, which are at risk of becoming increasingly unavailable and/or more costly to procure as society shifts towards a low-carbon economy. A review of Logitech’s use of components and materials indicated copper and aluminum are critical materials of concern. Copper is used in Logitech cables, components, and switches, and aluminum is used in a number of our products. Both copper and aluminum are closely linked to the transition to a low-carbon economy, both being needed to manufacture electric vehicles, solar panels, wind turbines, etc. For the purpose of financial evaluation, copper was selected as a proxy for a number of critical materials, including aluminum.
Logitech business and operating results could be adversely affected if supply of critical components and materials were disrupted or constrained or if supply and demand dynamics led to increased freight and component costs. This could potentially lead to delay in manufacturing output and reduce operational predictability which collectively can impact revenue, profitability, investment capacity and market share.
Value Chain Segment: Direct Operations, Upstream and Downstream.
Risk Horizon: Medium term
Risk Rating: Medium
Financial Impact: $4,200,000 - $6,300,000

•Primary Risk Response: Increase supplier Diversification
•Constantly review records, and reports raw material prices and exchange prices, including for copper and aluminum.
•Actively work with our suppliers to manage the costs in our value chain and the impact of raw material increases.
•Continue to diversify our options for component sourcing with suppliers within and outside China and a combination of direct and indirect control of components and key suppliers.
•Built flexibility into our sourcing activities with a focus on business continuity planning, second sourcing options, and growing supplier capability to meet demand
•We design our products taking cost of materials and sustainability into consideration and introduce new products that are efficient given the market outlook. We regularly evaluate our portfolio and stop producing products that are no longer viable, which could be due to cost or availability of materials.
•We are working to develop more circular business models to enable us to monitor and evolve our use of critical components and materials and are working to develop the capability to recover critical components and materials, including copper and aluminum, from our own products (closed loop) or other sources (open loop).

Water stress in Taiwan
In the last year Logitech has assessed the risks associated with longer-term shifts to higher temperatures and resulting water stress in areas of Logitech supplier manufacturing, and more specifically the semiconductor industry for Printed Circuit Boards (PCBs) in Taiwan. During 2020 Taiwan experienced its most severe drought in 56 years and this was largely attributed to climate factors such as (a) fewer typhoons making landfall in Taiwan; and (b) changes in the wet and dry seasons leading to more uneven distribution of water across the island, in addition to socio-economic factors such as the water demand of the semiconductor sector. As a result, the government has introduced water rationing for businesses & households and there are proposals to introduce additional surcharges for heavy users, including the semiconductor facilities.
Value Chain Segment: Upstream
Primary Potential Impact: Indirect costs
Risk Horizon: Medium term
Risk Rating: Medium
Financial Impact: $2,400,000 - $3,000,000

•Primary Risk Response: Increase supplier Diversification
•We diversify our options for component sourcing with suppliers within and outside China and a combination of direct and indirect control of components and key suppliers.
•We have built flexibility into our sourcing activities with a focus on business continuity planning, second sourcing options and growing supplier capability to meet demand.
•Roll out business continuity planning with critical suppliers to ensure a diverse range of manufacturing options are available (including back up and substitute facilities, in the case of an issue) to satisfy the growing demand for Logitech products.
•We have expanded supplier survey processes to include surveying of supplier and manufacturing demand for water and expansion of the scope of product life-cycle analysis techniques, to reflect and quantify the life-cycle impact (water demand) for certain materials and products.
•We monitor legal developments in Taiwan including measures and proposals to introduce additional surcharges for heavy users, including the semiconductor facilities.
•We have established a Design for Sustainability program to optimize the PCB designs of some of our existing and new generation products to reduce carbon impact.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
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Opportunity Description	Adaptation Plan

Stronger Competitive Advantage
In recent years, consumer interest in sustainable products has grown significantly. As part of our Design for Sustainability initiatives, we are increasingly developing products with environmentally conscious features—such as post-consumer recycled plastic, low-carbon aluminum, near-zero plastic packaging, and FSC-certified materials.
We are actively partnering with both retail and e-tail channels to more effectively communicate these product sustainability attributes, helping consumers make informed, values-aligned purchasing decisions.
Consumer insights show that brands that align with the rising demand for sustainable solutions—and clearly and authentically communicate their values and product benefits—can drive a notable increase in sales. Our goal is to offer consumers meaningful choice, enabling them to experience Logitech products in a more sustainable way.
Our data and experience confirm that customers are not only seeking more sustainable options but are also making the switch when given the opportunity. By evolving how we communicate our environmental impact and performance, we are uniquely positioned to differentiate our brand, build trust, and capture a growing market for eco-conscious products—including low-carbon, circular, and environmentally friendly solutions.
Value Chain Segment: Direct operations
Opportunity Horizon: Medium term
Opportunity Rating: Medium
Financial Impact: $500,000 - $6,000,000

•We have an established Design for Sustainability strategy and are working with our retail and e-tail partners to better communicate product sustainability features and inform consumer purchasing decisions.

2.2 Circularity
2.2.1 Policies, Strategies, and Concepts
Our ambition is to reduce waste and extend the life of products, components, and materials. We want to empower consumers with simple and convenient ways to give products, components, and materials a next life, and to contribute to a more circular world. We adopt a full life-cycle approach to consider how we can reduce waste by designing for circularity, using circular materials and enabling manufacturing with clean and renewable energy. Our strategies for extending product life include exploration of software and services to support and enhance our hardware and customer experiences, extending product life with durable and energy-efficient designs and repair support, and creating second-life opportunities for products and materials through recycling and refurbishment programs. Circular design focuses on the development of longer-lasting, more energy-efficient products with a particular emphasis on extending the useful life of products through design for repair, reuse, disassembly, and eventual recycling at end-of-life. Circular materials are renewable and recycled materials.
Our goal is to reduce the use of virgin materials. This includes a 2030 target to phase out PVC and to increase the incorporation of post-consumer recycled (PCR) materials across 100% of our product lines, where technically and commercially feasible. Progress against these targets is monitored through our Design for Sustainability (DfS) metrics. To support these goals, we have conducted extensive training on sustainable materials such as PCR and low-carbon aluminum, equipping our teams with the knowledge to make responsible material choices.
Regarding our production facility, we operate a comprehensive waste management program with defined internal targets and actions to minimize waste following the reduce-reuse-recycle principle.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
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2.2.2 Measures Implemented
Under this program, we have implemented the following key measures.
Factories and Supply Chain
•We follow a waste hierarchy of reduce-reuse-recycle and monitor waste weight annually. The Environmental Health and Safety (EHS) team at our production facility conducts due diligence reviews of third-party waste management suppliers, to ensure those suppliers have all required licenses and permits. Hazardous waste is handled by licensed contractors and facilities, and we track and report end-of-life treatment pathways for all waste streams. Our production facility’s environmental management system is ISO 14001 certified. Through this audit, the facility is assessed on waste management.
•Waste reduction initiatives include optimizing automated/robotic production lines to ensure raw materials and components are handled efficiently with minimal waste, composting food waste and recycling of cooking oil, supporting the recovery of copper and other valuable materials from PCB waste to minimize metal waste, training workers on packing procedures to minimize damage to packaging materials and defect packaging, phasing out mercury lamps and now use LED light bulbs to reduce lighting waste and maintaining an onsite oil interceptor to separate the canteen oil waste.
•In our supply chain, we promote good waste management practices through RBA Code of Conduct auditing and supplier development activities. Suppliers are required to manage, eliminate, and responsibly treat waste while conserving natural resources through various practices, such as modifying production processes, maintenance and facility processes, materials substitution, reuse, conservation or recycling.
Products and Services
•Design for Sustainability: Our ambition is to reduce carbon and deliver more circular solutions, to ensure every generation of Logitech product and service is better than the last. To help us develop more circular designs, we have developed a Circularity Assessment Tool, which can be used to measure the circularity of our product designs, while the design is in development. We developed the tool in-house, to reflect stakeholder views, legal megatrends, and relevant good practice standards. The tool is used as an educational asset within Logitech to help teams understand the implications of design decisions and priority items to focus on when they are assessing circularity.
•Circular Materials: Our top three materials by weight are plastic, paper packaging, and metals. This insight has informed the prioritization of strategic programs to advance more circular solutions across all three material categories. We use recycled plastic ("Next Life Plastic") at scale to give a second life to end-of-life plastics, reduce our carbon footprint, and decrease reliance on virgin materials. In addition, we continue to strengthen our commitment to responsible paper sourcing through our FSC-certified packaging program. By the end of 2025, 31% of products featured FSC-certified packaging, exceeding our target of 25%. FSC certification helps ensure that paper-based materials are sourced from responsibly managed forests, supporting sustainable forest stewardship, biodiversity protection, and the long-term availability of renewable raw materials.
•New Business Models:
◦Returns Refurbishment: We continue to develop our program to refurbish returned devices to “like-new” for warranty replacements and sale on our e-commerce platforms and other channels. In addition, Logitech donates open box returns to schools and non-profit organizations across the world.
◦Do-It-Yourself (DIY) Repair: Logitech has partnered with iFixit to provide spare parts, beyond-warranty DIY repair options, and guides for a growing number of products. An expanding range of easy-to-follow guides and parts is now available, helping customers extend the life of their devices.
•Recycling: We work with Producer Responsibility Organizations (“PROs”), and our downstream distribution partners and retailers, to ensure Logitech products are responsibly recycled across various touchpoints and channels. We provide financial support to enable and support the development of recycling infrastructure and capability in the countries in which we operate. In many countries worldwide, we leverage a network of in-country, third-party distributors, who are required to support in-country recycling programs on our behalf as a contractual requirement of doing business with Logitech. In many countries where we have no legal obligation, we develop voluntary recycling schemes to meet consumer needs for recycling solutions. We have an established Recycling

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
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Standard which reflects international good practice and any recycler working for, or on, our behalf is required to implement and follow that standard.
•Critical Materials: We recognize the risk of volatility in the availability and cost of critical materials such as copper and aluminum as the global economy transitions to a lower-carbon and more circular economy. In response, we are developing more circular business models that reduce our dependency on virgin materials. We are upskilling employees to build capabilities in recovering critical materials from end-of-life products (closed loop) as well as alternative sources (open loop), helping secure long-term material availability.
2.2.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•Second Life: expansion and evolution of our programs to support second life products, components and materials.
◦Continued expansion of our refurbished products offering, with a focus on development of in-house refurbishment operations and collaborating with partners.
◦Portfolio Expansion: Scaled the refurbished catalog by launching 32 new product lines (70 new SKUs).
◦Scale up of Logitech’s partnership with iFixit to provide OEM parts and repair guides to enable DIY repair of devices in major markets worldwide.
◦Launch of a new trade-in program for B2B customers in North America with further plans to expand into other regions in the coming year.
◦Continued expansion of our retailer partnerships for recycling, with Logitech supporting various retailer take-back programs to support and incentivize consumers who wish to recycle old electronics.
•Circular Materials: Continued expansion of our use of circular materials that use recycled content or support responsible use of natural resources and recyclability.
◦31% of products use FSC-certified paper packaging10.
◦81% of products use Next Life Plastics11.
◦55% of products are PVC-free12.
•DIY Repair: Logitech’s DIY Repair Program now spans 69 product lines, offering 133 spare parts and 81 repair guides. These resources are available to consumers in more than 75 countries through seven online Logitech–iFixit Repair Hubs. A 9x increase in spare parts sales versus FY26 empowered consumers to complete a broader range of repair activities.
2.3 Water
2.3.1 Policies, Strategies, and Concepts
Water governance at our operations is guided by our Water Policy, Environmental Management System (aligned with ISO 14001), and our commitments under the Responsible Business Alliance (RBA) Code of Conduct. These frameworks define our approach to responsible water stewardship, including regulatory compliance, operational efficiency, and continuous improvement.
We recognize water as a shared and locally constrained resource. Our production facility is located in Suzhou, Jiangsu Province, China, an area characterized by high baseline water stress that is forecast to remain high over the coming decades. While water use at the facility is not material in volume terms, this context increases the relevance of water-related impacts and dependency risks from both an operational resilience and environmental perspective, making water availability and responsible use an important consideration for long-term operations.
10 Percentage of Dec. 2025 units shipped, which have FSCTM-certified paper-based consumer packaging.
11 Percentage of Dec. 2025 units shipped, which have post-consumer recycled plastic.
12 Percentage of Dec. 2025 product lines shipped, which have no detectable presence of polyvinyl chloride (PVC).

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
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Water at our production facility is sourced from municipal supply and supplemented by recovered hot water provided by a neighboring facility, where it is generated as a thermal by-product. It is not significantly used in production processes and is instead associated with welfare-related consumption. We do not generate industrial process wastewater. Wastewater generated is limited to domestic and welfare-related sources (including sanitation, drinking water systems, and catering facilities) and is discharged to the local authority network in accordance with permit requirements. An on-site oil interceptor prevents food-related oils from entering the stormwater system.
Our approach to water management focuses on efficient use of resources, the prevention and reduction of water-related environmental impacts such as pollution and waste, and the ongoing improvement of water stewardship across both operations and the supply chain, supported by monitoring, performance tracking, and supplier engagement.
We also recognize that water-related impacts are more significant in parts of our upstream supply chain, particularly in water-intensive manufacturing processes. Accordingly, our approach extends beyond direct operations to include supplier engagement, risk identification, and water footprinting of key components.
2.3.2 Measures Implemented
Under this program, we have implemented the following key measures.
•Water Efficiency: We have an established Resource Management Procedure and our commitment to lean manufacturing drives ongoing efforts to identify water-saving initiatives that benefit the environment and our workforce. Water-saving initiatives at our production facility typically relate to control systems for toilets and preventative maintenance procedures to avoid water leaks and repair any leaks that occur. In the last few years, we have replaced valves and water pipes to reduce water loss and installed additional systems to enable monitoring, tracking, and reporting of water use in our plant and dormitory. Water use at our production facility is monitored through onsite water meters, enabling tracking of consumption, identification of trends, and implementation of water efficiency initiatives. We also source hot water from a nearby third-party facility, where it is generated as a thermal by-product. This supports the use of recovered heat for onsite utility systems and improves overall water and energy resource efficiency. Water management is included within the scope of the Environmental Management System, which is ISO 14001 audited and certified.
•Wastewater Management: We do not produce or discharge industrial wastewater. Wastewater from welfare facilities is discharged via the local authority network in accordance with requirements. Appropriate onsite treatment is in place in the form of an oil interceptor serving the canteen. Wastewater quality is monitored on an annual basis and the site is subject to regular audits to ensure compliance with permit requirements.
•Training and Awareness: Water stewardship is integrated into employee onboarding and ongoing training at our production facility, building awareness of responsible water management practices and supporting resilient, long-term operations.
•Supply Chain Management: We implement water management requirements through our Responsible Business Alliance (RBA) Code of Conduct auditing and supplier development activities. Suppliers are required to implement water management programs that characterize water and wastewater sources, use and discharge, identify opportunities to conserve water and prevent pollution at source, control potential contamination pathways, and implement appropriate monitoring and treatment systems where required by local permitting requirements. We strengthened our supplier water data approach in FY26 by improving how we capture and act on supplier water information. In FY26, we focused on the printed circuit board (PCB) sector due to its relatively higher water consumption and discharge impacts. Through supplier engagement and virtual consultation meetings, we communicated our expectations and encouraged suppliers to adopt water-reduction targets to mitigate water dependency risks. We also progressed water footprinting of selected components (including integrated circuits, printed circuit boards, paint, magnets, ABS plastic, and batteries) to identify water-use hotspots across product design and operations.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
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2.3.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•ISO 14001-certified: Our production facility’s Environmental Management System has been ISO 14001 certified since 1999. This certification continues to support a structured approach to environmental management, including water, waste, energy, and regulatory compliance, and enables ongoing continuous improvement in environmental performance.
•Operational Water Performance and Monitoring Improvements: At our production facility, we maintain a multi-year program of continuous improvement focused on water efficiency. In FY26, we strengthened our operational water monitoring capability through the deployment of smart water meters, improving the granularity and frequency of water consumption data. This has enhanced our ability to identify consumption patterns and support more targeted efficiency actions. We also established a new target to reduce water withdrawal at our production facility by 50% by 2035 (compared to a base year of 2021).
•Supplier Engagement: During FY26, we:
•Strengthened our supplier water program by improving how supplier water data is captured, assessed, and used to inform engagement priorities and risk identification.
•Advanced supplier engagement, with a particular focus on the printed circuit board (PCB) sector due to its relatively higher water consumption and discharge-related impacts. Through structured engagement and virtual consultation meetings, we reinforced expectations on water stewardship and encouraged suppliers to adopt water-reduction targets.
•Water Footprint Analysis: Expanded component-level life-cycle analysis of the water footprint of select materials and components (including integrated circuits, printed circuit boards, paint, magnets, ABS plastic, and batteries), improving visibility of water-use hotspots across product design and operations.
•Water Security: Maintained our CDP Water Security score of A-, sustaining strong performance following our first CDP disclosure in FY25.
2.4 Targeted Substances
2.4.1 Policies, Strategies, and Concepts
The production of electronic goods necessitates a wide variety of materials, components, and parts. In collaboration with our suppliers, we examine material specifications and assess products and components. We have established policies and standards to ensure appropriate management of potential hazards to human health or the environment. These include compliance policies for Restriction of Hazardous Substances (“RoHS”) and Registration, Evaluation, Authorization, and Restriction of Chemicals (“REACH”), as well as our Global Specification for the Environment (“GSE”) standards, and a number of voluntary policies. Where opportunities for improvement are identified, we implement voluntary policies and standards to drive continuous improvement e.g. our PVC-free Policy and GSE (green procurement) Standards.
We go beyond legal requirements by monitoring global regulatory developments and adopting proactive policies based on the precautionary principle. This involves taking preventative measures to eliminate, manage, and control the use of targeted substances in manufacturing processes and products. We evaluate published lists of concerning substances, customer preferences, emerging regulations, and reliable scientific analysis related to potential effects on human health and the environment. This method also enhances product circularity by promoting recyclability.
The main potential impacts on customer health and safety arise from the way electronic products are manufactured, used, and disposed of at their end of life. This includes the risk of injury, health issues, or harm stemming from product defects, hazardous materials, or a lack of clear usage instructions. We have direct and indirect potential to have these impacts through our own design, production, and quality control processes, as well as through relationships with suppliers and distribution partners. All products are managed in accordance with product safety regulations, which require assessment of potential impacts, and disclosure of relevant information to consumers.

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2.4.2 Measures Implemented
Under this program, we have implemented the following key measures.
•Factory Management: We use limited amounts of hazardous materials such as lubricant oils, adhesives, and cleaning solvents for final assembly activities, in compliance with the RBA Code of Conduct and applicable legal requirements. We identify and manage substances that could pose risks to human health or the environment and apply controls to ensure their safe handling, storage, and disposal. Safety Data Sheets (“SDSs”) are maintained, made available to employees, and reviewed through audits assessing compliance with the RBA Code of Conduct. We also maintain a corporate standard outlining expectations for environmental management relevant to hazardous substances, including workplace emissions and air quality where applicable. We apply the same approach to hazardous materials management within our supply chain and assess suppliers for compliance with RBA Code of Conduct requirements.
•Clear Standards: In 2002, we established our GSE or “Green Procurement” standards, which define substances that are prohibited, restricted, or subject to declaration requirements, as well as associated labeling requirements. Compliance with the GSE standards is a contractual requirement for suppliers.
•Testing: At our production facility, we have a mature testing program that includes regular sampling and testing of products, components, and manufacturing consumables to verify compliance with GSE requirements. Products and components are tested using established laboratory methods, including X-ray fluorescence (“XRF”) and chemical analysis, enabling verification of material composition, traceability, and regulatory compliance.
•Auditing: We conduct periodic supplier reviews and surveys, particularly when significant regulatory changes occur, including updates to EU POPs, US EPA TSCA, and REACH SVHC requirements. Our supplier audit and validation program assesses compliance with the RBA Code of Conduct, hazardous materials legislation, and Green Procurement standards.
•Substitutions: When safer alternatives are available, we phase out targeted substances of concern, such as PVC phthalates, and halogenated flame retardants (HFRs) through testing, corrective actions, and supplier collaboration.
2.4.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•Targeted Substance Phase-Out
◦In 2018, we introduced a program to phase out PVC in cables by transitioning to low-toxicity thermoplastic elastomer (“TPE”) alternatives. 55% of products are PVC-free13, demonstrating a strong trajectory towards the established target of zero PVC by 2030. PVC can generate hazardous substances during production, use, and disposal, making its phase-out an important step towards reducing environmental and human health impacts.
◦We advanced the phase-out of halogenated flame retardants in the external plastic enclosures of our products, with transition plans established across all relevant Joint Design Manufacturers. Since 01 April 2026, all new products have been free from HFRs in external plastic enclosures. This is important because some HFRs can persist in the environment and accumulate in living organisms, making safer alternatives preferable where they meet performance requirements.
◦FY26 also saw the completion of our global transition from solvent-based paints to water-borne paints. Following the successful conversion of supplier manufacturing operations in China in CY23, we transitioned all remaining manufacturing suppliers to water-borne paint systems, ready to support mass production. This transition has contributed to lower lifecycle emissions of volatile organic compounds (VOCs), helping improve air quality and reduce environmental impacts while ensuring consistent environmental standards across all manufacturing locations.
13 Percentage of Dec. 2025 product lines shipped, which have no detectable presence of polyvinyl chloride.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
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•Compliance Record
◦Zero significant fines14 and non-monetary sanctions for noncompliance with environmental laws and/or regulations in the last four years.
◦Zero incidents of noncompliance with regulations concerning the health and safety impacts of products and services resulting in a fine or penalty or regulatory warning in the last four years.
◦Zero incidents of noncompliance with regulations concerning product and service information and labeling resulting in a fine or penalty or regulatory warning in the last four years.
◦Zero incidents of noncompliance with regulations concerning marketing communications, including advertising, promotion, and sponsorship resulting in a fine or penalty or regulatory warning in the last four years.
3. Social and Employment Related Matters
3.1 Inclusion
3.1.1 Policies, Strategies, and Concepts
At Logitech we foster a company culture that strives for fair access and opportunity at all levels of the company. By supporting and empowering all of our employees and communities, we can shape a more equitable industry and meet increasingly diverse customer needs.
Inclusion and equal opportunity directly contribute to a more innovative, adaptable, and socially responsible business. Without a diverse range of talent and perspectives, we would lack the insight and understanding needed to design and develop products that meet the needs of our diverse customer base around the world. This gap could undermine our ability to serve our customers effectively, limit innovation, and affect both financial performance and stakeholder trust. We have direct and indirect potential to have these impacts through our own employment practices and workplace culture, and through our relationships with suppliers and business partners who manufacture Logitech products.
Logitech is committed to Pay Equity as a principle and ensuring fair and equitable compensation. To facilitate discussion and initiatives regarding pay equity, we conduct an annual global review of remuneration to ensure equitable pay and to eliminate inequities based on gender or race. During this assessment, the Leadership Team and Board receive an analysis of Logitech’s pay position based on gender (globally) and ethnicity (where data are available). During our annual review process, we implement salary adjustments as needed to ensure that wages are competitive in the market and equitable. Logitech prepares and discloses wage equity reports for countries where this is legally required. For example, in countries such as Ireland and Switzerland, where legislation mandates pay equity analysis and reporting, we actively engage and disclose our findings in compliance with the applicable reporting regulations.
3.1.2 Measures Implemented
Under this program, we have implemented the following key measures.
•Policy and Advocacy: Our Social Impact team collaborates with our Legal/Public Policy and Communications teams to ensure that we evaluate the appropriate company response on social impact topics internally and externally. Amongst other factors, this evaluation process includes consideration of our credibility or ability to lead on the topic, the potential impact to our business and reputation, and the extent to which the topic is connected or aligned with our core values.
•Pay Equity: We conduct an annual review of compensation worldwide to help ensure we pay fairly and to eliminate gender, racial, and other discrimination in the workplace. Where needed, we make salary adjustments during our annual review process to ensure wages are market-competitive and fair. In countries like Ireland and
14 A significant fine is a fine of more than USD $10 000.

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Switzerland, where legislation requires pay equity analyses and reporting, we participate and disclose our results, in compliance with relevant reporting requirements.
•Recruitment: We have developed a bias-reducing process that we follow globally when we open jobs internally and to the public and ensure our job descriptions are inclusive and non-biased before they are published. We have an inclusive global team of internal Talent Acquisition (“TA”) professionals connected with our leaders and our values.
•Employee Resource Groups (ERG): Our ERGs are employee-led groups that work to facilitate an inclusive workplace by building solidarity and promoting allyship. Our ERGs also act as a critical feedback loop, highlighting issues faced by marginalized groups and helping to foster understanding and stimulate action.
•Women in Tech: We have a number of programs and initiatives to celebrate and enable women in tech.
◦#WomenWhoMaster Program: Our #WomenWhoMaster program comprises a range of initiatives that celebrate, amplify, and enable the rise of women in STEM. The series provides aspiring girls and women with powerful stories about overcoming barriers and career tips.
◦Girls Who Code: We collaborate with Girls Who Code on their Summer Immersive Program (SIP) and Self-Paced Program (SPP) to advance their mission of closing the gender gap in tech and reshaping the perception of programmers.
•LogiTalks Speaker Series: This is our internal speaking series to share the stories of dynamic individuals and activists that align with our values and are making a difference in the communities in which we live and work.
•Inclusive Products: The minimalist design of our Pebble mouse and its unique removable magnetic top plate has allowed us to explore adaptable add-ons to suit a range of individual hand mobility needs. We published an open-source range of 3D printable designs to customize this iconic mouse, allowing you to add weight, width and different supports to make it more adaptable and create a setup that is unique to the user. Our aim is to further share 3D printable designs that have been created, developed and submitted to Logitech by a community of independent designers.
•Parental Leave Policy: Logitech provides a minimum of 18 weeks of fully paid time off for all parents welcoming a new child through birth, surrogacy or adoption globally, regardless of gender, sexual orientation or length of service.
•Supplier Training and Education: We host and facilitate supplier training events. As part of these activities, we facilitate discussion of Logitech’s sustainability expectations and standards, and international good practice standards. We create forums that help suppliers share their experience of best practices and lessons learned with each other. We also connect our suppliers with RBA capability-building sessions and development resources, encourage their participation in RBA training and assign certain e-learning courses to specific suppliers, to drive improved awareness and education.
3.1.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•Leadership
◦36% of our Board of Directors are female.
◦50% of our Leadership Team are female.
◦37% of all employees are female with 34% of all managers being female15 and 23% of STEM-related positions16 being female.
◦46% minority representation in management roles.
15 Women in the Logitech “People Managers” category, “Extended Leadership” category, and “Leadership Team” category, as a percentage of all individuals in those categories.
16 STEM positions are related to science, technology, engineering, and mathematics. Logitech’s P&C team defines these positions, which include engineers, data scientists, and others. The number of individuals in these positions is calculated as a percentage of all individuals in all positions.

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•Philanthropy: In FY26, we formalized our commitment to employee volunteering by establishing a new 2030 target to achieve 5,000 employee volunteer hours per fiscal year by the end of FY30. This reflects our intent to strengthen, broaden and track employee participation in volunteering, ensuring opportunities are accessible across the organization and supporting a more engaged and inclusive culture through shared community impact.
•Recognition: We were included in “America’s Greatest Workplaces for Inclusion and Diversity 2025” published by Newsweek, recognizing organizations in the US that offer supportive workplace policies with an active commitment to inclusion.
3.2 Digital Inclusivity
3.2.1 Policies, Strategies, and Concepts
We believe that equality is a fundamental right and we have made significant progress in integrating this value at the heart of everything we do. We are dedicated to contributing towards a more equitable, accessible, and inclusive digital environment for everyone. We enable digital inclusion via two primary pathways.
•Our Design for Sustainability approach (see Design for Sustainability); and
•Increasing accessibility by:
◦Establishing secure, inclusive, and easily accessible digital areas;
◦Encouraging education in the fields of Science, Technology, Engineering, Arts, and Mathematics (STEAM); and
◦Empowering and giving voice to a diverse range of creators.
3.2.2 Measures Implemented
Under this program, we have implemented the following key measures.
•DfS as a Driving Force for Innovation: The DfS Principle of “Making a Positive Contribution” is focused on digital inclusion and creating products “that enable joyful and inclusive experiences” for everyone. Using DfS Principles, we reevaluate and enhance traditional product development methods, always aiming to make more accessible products for our customers. We are actively building DfS capabilities across the company to facilitate the development of digitally inclusive products.
•Creating Secure, Inclusive, and Easily Accessible Digital Areas: Logitech partnered with Mount Sinai, AbleGamers Charity, and Adaptive Action Sports to organize the Logitech G Adaptive Esports Tournament, aiming to provide gamers with disabilities professional esports opportunities and support. Additionally, Logitech collaborated with the non-profit organization GLAAD to support LGBTQIA+ individuals, and promote equity and acceptance in the gaming industry through GLAAD Gaming.
•Supporting STEAM Education: Logitech collaborates with organizations like Girls Who Code, iWish and TechLit Africa to support STEAM education, focusing on equity and providing pathways for communities. In FY26, Logitech’s efforts targeted specific groups in technology, including girls and women aiming to empower them through STEAM-centered educational programs.
•Supporting Scholarships: The Logitech scholarship program at The Royal College of Art (“RCA”), London has created a viable pathway into the design industry for young people from marginalized communities. Our aim is to enable increasing numbers of students to learn the craft and science of creation and design. Our scholarship helps early career creatives at a pivotal stage in their careers and allows the RCA to continue nurturing talented students.
•Product Donation: Logitech’s Open-Box Donation program is committed to donating returned products to qualifying charities and educational institutions. These “open-box” products come from Logitech G, ASTRO Gaming, and personal workspace and streaming lines, and are generally fully functional but might be recycled before reaching the end of their working life-cycle. This program is aligned with Logitech’s DfS ethos, and not only extends the product lifespan but also positively helps schoolchildren in underserved areas.

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3.2.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•Continued hosting esports tournaments with Mount Sinai, AbleGamers, and Adaptive Action Sports, awarding cash prizes to gamers with disabilities.
•Partnered with GLAAD to help ensure LGBTQIA+ representation in the gaming industry.
•Collaborated with organizations like Girls Who Code, iWish, EPFL and Techlit Africa to support STEAM education.
3.3 Talent Attraction and Retention
3.3.1 Policies, Strategies, and Concepts
We prosper when we develop our people. We aim to embed a learning culture where employees feel empowered to nurture their own minds, challenge ideas, and make things better. We know we cannot expect to meet growing business aspirations unless our people also see opportunities to meet their personal aspirations. We want to bring out the best in our employees. We believe there is no real value in separating an individual’s work skills from their character, and their life experience and opportunities. Our talent development programs provide support to Logitech individuals across the globe through guidance and offerings that strengthen our Logitech culture and help to develop the whole person.
We are committed to fostering an inclusive and forward-looking workplace through targeted coaching and mentorship opportunities that empower employees at all stages of their careers. We promote inclusive leadership and a culture of collaboration, innovation and excellence, where employees feel respected, supported and valued.
3.3.2 Measures Implemented
Under this program, we have implemented the following key measures.
•A major factor in attracting and retaining employees is the attractiveness of Logitech as an employer, alongside an attractive and competitive compensation which we regularly benchmark in relation to peer companies. We offer a competitive benefits package tailored to the needs of the markets in which we are located. We also created more flexibility for employees introducing working-from-home arrangement possibilities and individual development opportunities for employees and management, comprising training programs and needs-based language courses.
•Throughout the world, we also offer local and community-based programs for interns and apprentices to further our new talent attraction. In Lausanne, Silicon Valley, and Hsinchu, we run apprenticeship programs, and we advertise our opportunities widely to attract a diverse pool of interns. We hire from the intern pool and have a successful track record of interns and apprentices returning to Logitech as full-time employees.
•Our talent attraction process is built to align with our values and includes a bias-reducing recruitment process that starts as soon as a new role is opened. At Logitech, it starts with a diverse, inclusive and trained global team of internal TA professionals, and connected with our leaders and our values. We also use technology and our own processes to limit bias where we can; we have developed a bias-reducing process that we follow globally when we open jobs internally and to the public; we use a software tool to ensure our job descriptions are inclusive and unbiased before they are published.
•We actively advertise our open roles in locations that promote inclusion around the world. Platforms and sites that specialize in attracting the underrepresented are prioritized, and events that specifically target professionals and future professionals who are often marginalized or overlooked. We actively promote our company as a great place for everyone to work through local site gatherings, emails, and social media posts.
•We want to make learning a seamless part of daily work rather than a separate task. Based on the 70-20-10 approach to learning, we recommend to all employees to spend 70 % of their development time focused on “On-The-Job” activities, 20 % on “Social Learning” and 10 % on “Formal Training”.
•We offer training opportunities to support employee development, collaborating with leaders across the organization to address the specific needs of each department. This approach has resulted in a wide range of learning and development opportunities across Logitech. Business groups develop their own programs to

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familiarize employees with Logitech’s policies and practices and may utilize external resources to support team development. For example, the Operations organization provides a Program and Project Management Essentials course focused on project management processes and priorities.
•With the implementation of LogiLearn powered by Coursera®, we now provide all employees with access to over 10,000 courses. These courses incorporate personal development as well as skill-related topics, and use a variety of engagement methods including short-form content and more hands-on learning. Logitech’s Learning Portfolio consists of a wide range of training content to help enhance individual skills. Examples of training topics include safety, artificial intelligence, privacy, ethics, inclusion, manager development and creative design. We offer compliance training for employees, with additional training on thematic subjects like anti-corruption, antitrust, and anti-harassment.
•We offer coaching and mentorship for employees and our employees benefit from robust internal networks, including Employee Resource Groups (ERGs). ERGs are a fundamental component of our inclusion strategy. These employee-led teams strive to cultivate an inclusive work environment and foster allyship. Our ERGs also play a crucial role as a feedback mechanism, highlighting the challenges faced by communities at Logitech.
•We support employees through all stages of their career. For example, we run a “LogiLeader Series”, our foundational workshop for managers to help them quickly adapt to their roles by grounding them in Logitech leadership principles and people cycles. This two-session, facilitator-led, and interactive workshop equips managers with the skills and insights they need to effectively manage their Logitech teams. We also have a transition program for retiring and terminated employees which is managed by a third party.
•We actively support digital transformation through extensive AI-focused training initiatives, ensuring employees are well-prepared to leverage new technologies in driving innovation and sustainability. As a great resource on Logitech’s AI-focused training initiatives, which highlights our commitment to digital transformation, you can download directly from our website the ‘’Enhancing Employee Experience with Logitech AI Features" eBook. This eBook covers AI-driven innovations like RightSight 2 and RightSound 2 for smarter meetings and better employee enablement.
•We recognize that the transition to a low-carbon, climate-resilient economy is reshaping expectations across the value chain. In response, we are taking proactive steps to ensure our employees and suppliers are equipped with the knowledge and capabilities to adapt and lead in this changing environment. We incorporate environmental awareness into our training programs covering topics such as sustainability, regulatory developments, shifting to renewable energy, rising customer demand for sustainable design and manufacturing and strategies to reduce environmental impact. Through initiatives like our Future Positive Challenge and Continuous Improvement Program (CIP) Awards, we encourage exploration in areas such as AI for product traceability, smarter recycling systems, and the development of new materials and technologies that support lower-carbon, circular product design.
•We conduct performance appraisals at least annually with interim reviews throughout the year. Reviews are conducted through 360 feedback and agile conversations to ensure fairness and continuous dialogue. We also have a team effectiveness program to assess and improve team-level performance.
3.3.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•Leadership Development: Implemented the "Logi Learn for Leaders: Leader Series" which is a leadership development program of nine one-hour interactive workshops available to all People Managers. These modules are organized into four tracks—Team Effectiveness, Communication & Storytelling, Generative AI Fluency & Adoption, and Resilient Leadership—and can be selected, mixed, and taken in any order to suit individual needs and enable leader success. We also host quarterly Leader Huddles around relevant topics at meaningful points in time with a focus on the Logi Impact performance management framework, emphasizing continuous growth and adaptable career development.
•Employee Learning: Empowered our workforce through LogiLearn, a strategic partnership with Coursera®. This platform provides every employee with unlimited, on-demand access to a catalog of over 10,000 professional

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courses. We are actively closing skill gaps, promoting a culture of internal mobility, and ensuring our talent can focus on developing necessary skills in the evolving business environment.
•Global Internship Programs: We hosted biannual apprenticeship programs in Lausanne, and collaborated with top universities for two internship seasons, in Hsinchu. In Silicon Valley we ran unique internship projects on diverse topics like AI tools, campaign execution and media strategy.
•Employee Engagement: This year, we scored 80% favorable in our Culture Amp Engagement Factor, which measures the levels of enthusiasm employees feel toward their organization. This score is 10 points higher than the industry average.
•Employee Development: In FY26, we enhanced our Logi Impact Framework by introducing a more structured approach to performance reviews and career development. This included formalized year-end evaluations, personalized development plans, and ongoing dialogue between employees and managers, all aimed at fostering a growth-oriented culture. Over 90% of employees across the organization submitted development plans for the year, highlighting continued growth through experiences, stretch assignments, and on the job training. The company supports this by providing clear direction around priorities, fostering a holistic, people-first culture, and building an environment that enables both individual and team success through development opportunities.
3.4 Safety, Health, and Well-being
3.4.1 Policies, Strategies, and Concepts
Our progress is fueled by creative, resourceful, and innovative people across the globe, both within Logitech, and in our supply chain. We want to ensure individuals feel cared for, and that employees and supply chain workers can respond safely and creatively to the fast-paced environment of our sector, and the challenges of a competitive marketplace. Our Global Health, Safety, and Security Policy Statement is a foundational policy, which applies to all elements of our business. It demonstrates the commitment of our executive management team to protecting our employees and ensuring that we are operating in compliance with legislative requirements. We implement training and communication programs across the business each year, to ensure employee awareness of the importance of health and safety management, and our key programs and provisions. Our commitment to employee health and safety communication and training is reflected through our ISO 45001 certification. Logitech’s commitment to the RBA Code of Conduct and its ISO 45001-certified Health & Safety Management System ensures a comprehensive and systematic approach to identifying work-related hazards, assessing risks, and applying appropriate controls. These processes are embedded into both routine and non-routine activities and are designed to eliminate hazards and minimize risks through the application of the hierarchy of controls—beginning with elimination and substitution, followed by engineering and administrative controls, and finally, the use of personal protective equipment. Hazards are assessed and action plans are prioritized based on the hazard assessment. Examples of identifying such hazards include workplace hazard assessments, hazard analysis of operating conditions (LEC) to classify and assess safety risks, exposure monitoring and testing, and workplace inspections and audits.
Logitech maintains established procedures under its ISO 45001-certified system for reporting work-related hazards. We foster a culture of openness and proactive reporting, which discourages reprisals. For critical or sensitive concerns, workers can use a confidential, third-party operated whistleblowing hotline, which enables anonymous reporting. Logitech's Code of Conduct strictly prohibits any form of retaliation, and all employees are made aware of this policy. Logitech promotes a strong culture of safety and trust, where workers are empowered to prioritize their own health, safety, and welfare, as well as that of their colleagues. This culture is embedded in our ISO 45001-certified management system and encourages employees to speak up and remove themselves from situations they believe could cause harm. Any concerns about mistreatment or retaliation for doing so can be raised anonymously via our independent whistleblowing hotline. Reprisals are explicitly prohibited under our Code of Conduct, and this is clearly communicated to all employees.
Incident investigation procedures are integrated into Logitech’s ISO 45001-certified system. These procedures guide the reporting and investigation of work-related incidents, including the identification of associated hazards and risks, root cause analysis, application of the hierarchy of controls, and implementation of corrective actions. The findings are used to inform continual improvements to our health and safety practices and systems.
In FY26, we recognized our long-standing target to ensure zero work-related fatalities among all employees and onsite contractors across all company operations during each fiscal year.

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We report on progress in relation to this target in the Key Performance Indicators section of this report (Appendix A).
3.4.2 Measures Implemented
Under this program, we have implemented the following key measures.
Health and Safety
•Workplace Hazard Identification & Elimination Processes: include workplace hazard assessments, hazard analysis of operating conditions to classify and assess safety risks and implementing a Hierarchy of Controls (elimination, substitution, engineering controls, administrative controls, PPE), exposure monitoring and testing for gases, dust, noise and radiation, health surveillance & medical monitoring of employees, workplace inspections & audits, emergency preparedness & hazard response drills and training & awareness programs. The quality of these services and facilities is ensured through compliance with Standards and Regulations, continuous monitoring & improvement, reviews of worker participation & engagement and through quality assurance & audits. Workplace hazard identification and risk assessment activities include the evaluation of ergonomic, chemical, biological, and physical hazards. Hazard classification is conducted using methods such as LEC (Likelihood, Exposure, Consequence) analysis. To monitor ongoing exposure, Logitech conducts annual workplace sampling for gases, dust, noise, and radiation. Health surveillance and medical monitoring are also in place, with pre-employment, routine, and task-specific examinations, including for employees in radiation-related roles.
•Standards: To help us ensure the safety, health, and well-being of our production facility workforce, we follow the RBA Code of Conduct, our industry best practice standard, and have an integrated Environmental, Health, and Safety (“EHS”) management system. This management system was certified to OHSAS 18001 in 2004 before transitioning to ISO 45001 certification in July 2020 and we have maintained that certification year-on-year since that time. Our EHS Management System includes an EHS Policy, as well as procedures and programs, which drive identification, assessment, and evaluation of health and safety performance relative to applicable legal requirements, as well as continual improvement of our health and safety performance, in line with industry good practice, and the RBA Code of Conduct. 100% of the direct and indirect workers at our production facility in Suzhou are covered under the scope of the EHS Management System.
•Audits: At our production facility, a team of internal Health and Safety auditors audit different work areas periodically, under the direction of an established EHS Committee. This process and oversight helps ensure proactive consideration of potential hazards, risks, and control measures. Compliance with ISO 45001 and the RBA Code of Conduct is also audited by an independent third-party. We have maintained our Health and Safety certifications year-on-year and achieved a ‘low risk’ SAQ score in the RBA Validated Audit Process (VAP). To ensure safety standards are upheld, regular safety walkthroughs and compliance audits are conducted, covering ISO requirements, RBA expectations, and local regulatory obligations. Emergency preparedness is reinforced through the implementation of site-specific Emergency Response Plans and regular drills, including fire, natural disaster, first-aid, and X-ray response simulations.
•Initiatives: A number of health and safety initiatives are delivered year-on-year to ensure regulatory compliance, good practice, and continual improvement of health and safety performance at our production facility. Some examples include:
◦Employee health surveillance and third-party testing of work areas to ensure air quality conforms with occupational health standards;
◦Annual safety training for all contractors to understand safety hazards, high-risk contractor work, and work authorization requirements;
◦Risk assessment of equipment and technology across our production facility to identify opportunities for improvement; and
◦Drills and other tests of our emergency response provisions and procedures for various hazards (fire, first aid emergencies, spills, etc.) to improve employee awareness of procedures and provide refresher training.
◦We have also increased our Safety and Health E-learning opportunities, in particular at the onboarding stage, and have developed site-specific programs to further support our employees.

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•Training: Health and safety processes are supported by training and awareness programs, including environmental health and safety (EHS) orientation for new employees and annual refresher training. Competency is maintained through ongoing education and role-specific instruction. Insights gained from hazard assessments, monitoring, and incident investigations are used to evaluate and continually improve the performance of the Health & Safety Management System.
•E-Learning Onboarding: New employees receive health and safety training via e-learning, as part of onboarding. This training provides general information on health and safety at Logitech, guidance on how to contact the H&S team, details about various health and safety programs, and useful health and safety tips.
•Safety Production Committee: Logitech has a formal joint management-worker Safety Production Committee at our production facility. The committee meets on a quarterly basis and includes cross-functional representatives and employee representatives. Responsibilities include developing, reviewing, and updating safety rules, procedures, and emergency rescue plans to ensure continued alignment with national/industry regulations and Logitech requirements, organizing safety training, conducting hazard identification and risk assessments, daily safety checks and more. Decision-making authority is established in the formal committee charter.
•Employee Welfare Committee: Logitech’s Employee Welfare Committee and onsite clinics are promoted through bulletin boards and the effectiveness of these services is assessed through the annual EHS satisfaction survey. Other examples of services provided include the LogiCares program, National Women's Day, annual health check ups and free doctor consultations in the onsite health clinic. Logitech runs voluntary health programs such as welfare activities (badminton, yoga etc.) and free consultations with doctors to address overall wellbeing. Access is through onsite communication such as bulletin boards.
•Online Healthy Working Program+: The Healthy Working Program+ supports ergonomics and focuses on three key elements: tailored e-learning based on an employee’s personal workplace profile, a self-risk assessment to ensure proper workplace setup and safety, and a personal action plan to address any issues identified in the self-assessment. This program helps employees maintain a comfortable and safe working environment annually.
Well-being and Benefits
•Wellness Reimbursement: To support employees’ health and fitness, we provide a wellness reimbursement program.
•Well-being Platform: Employees have on-demand access to courses, training, and articles related to mindfulness, resilience, yoga, stress reduction, sleep, and other well-being topics.
•Mental Wellness Program: Our global mental wellness program (Modern Health) enables individuals to access 1:1 coaching sessions with a certified mental health coach and licensed clinical therapists.
•Health Care Coverage: Globally, we provide competitive and consistent benefits packages that include statutory and core benefits such as medical, savings/retirement, life insurance, and leave/disability. In some locations, additional benefits such as medical, dental, vision, telehealth, and health reimbursement plans may also be offered. Full-time employees in the U.S. receive up to USD $10,000 per year per employee for meal, lodging, and transportation expenses when traveling out of state to access pregnancy termination service.
•Flexible Working Arrangements: We have established a hybrid working environment for our employees to build their working days to suit themselves. We have also established a global work-from-home equipment contribution that provides our employees with a suitable ergonomic environment from where they can comfortably work remotely.
•Parental Leave: We offer a minimum 18 weeks’ fully paid leave within the first two years of a child’s life for parents welcoming a new child through birth, surrogacy, or adoption. Our parental leave is available to all birth and non-birth parents-regardless of their gender, sexual orientation, or length of service.
•LogiWellness, Benefits and Time Off Programs: We provide all employees in the countries where we operate with core benefits and wellness offerings, including medical health insurance coverage, retirement saving options, life insurance, paid time off, and generous leave and disability protections.
•Benefits: Logitech provides employee benefits in line with local market practices and regulatory requirements. Benefits for part-time employees are generally aligned with those of full-time employees, while temporary and contract employees may have limited eligibility for certain benefits depending on local requirements. We provide

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all employees in the countries where we operate with core benefits and wellness offerings, including medical health insurance coverage, retirement saving options, life insurance, paid time off, and generous leave and disability protections.
•Bereavement Leave: Regular employees are eligible to take up to five (5) days paid bereavement leave for death of direct and extended family members (e.g. spouse/partner, children including pregnancy loss/miscarriage, daughter-/son-in-law, parents (including in-laws), siblings, grandparents, grandchildren, uncles, aunts, cousins, nieces, and nephews). This runs concurrently with any applicable statutory entitlements for bereavement leave.
•LogiThanks Days: We offer extra paid leave days to all employees worldwide, to allow them to disconnect and recharge when they need it. During FY23, we extended the LogiThanks days to provide four long weekends each year (back-to-back LogiThanks days on a Friday and Monday to give a long weekend of paid leave). With everyone off at the same time, the whole company has a real opportunity to disconnect and recharge.
•ESPP: An Employee Share Purchase Plan (ESPP) allowing eligible employees to purchase Logitech shares through payroll deductions at a discounted market price. Currently, our ESPP program is offered to 98% of regular full-time and part-time employees.
•Employee Assistance Program: Our Employee Assistance Programs are voluntary work-based programs that provide confidential and free counseling and resources on a variety of topics to employees and their family members to support their total well-being.
•SmartHabits: SmartHabits was created in-house at Logitech to help employees build smarter habits. This is a desktop application that sends you reminders to take breaks, it sends calendar nudges and employees can earn achievements by building better habits.
•Service Award Program: Celebrating employees’ career milestones by recognizing their contributions and achievements at 5-year intervals.
•Employee Engagement Survey: Logitech conducts an annual employee engagement survey called “LogiPulse”. This comprehensive survey allows employees to give weighted input on various factors such as overall engagement, happiness and retention. We utilize a “Happiness Factor” to gauge employee satisfaction and well being. Engaged employees are those who have a sense of belonging, view their organization as an excellent work environment and feel enabled to complete their work effectively while experiencing positive emotions. We continue to benchmark against industry standards.
3.4.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•ISO 45001 Certification: Our Environmental, Health, and Safety (EHS) management system is ISO 45001 certified, with annual independent audits ensuring compliance.
•Audits: Maintaining a ‘low risk’ SAQ score and silver grade in the RBA Validated Audit Process (VAP).
•Incident Reporting: Following on from a thorough investigation and root cause analysis of health and safety incidents, Logitech implemented engineering controls by installing speed limiters, movement lights, and 5 cm anti-collision devices on forklifts; administrative controls through standardized operator training, enhanced safety signage, and worker awareness programs; and personal protective equipment improvements by upgrading safety shoes and defining regular replacement intervals.
•Wellness Programs: Employee interaction and participation in our global mental wellness program (Modern Health), which offers coaching and therapy sessions; wellness reimbursements and courses on mindfulness and stress reduction.
•Comprehensive Benefits Package: Our benefits package including health insurance, retirement savings, life insurance, paid time off, flexible working arrangements, and employee assistance programs, where relevant.
•Employee Engagement Survey Results: This year, we achieved a 80% favorable score on our Logi Pulse Happiness Factor, indicating that 80% of employees have a favorable opinion regarding their sense of belonging, experiencing positive emotions at work, and feeling passionate about the work they do.

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3.5 Privacy and Security
3.5.1 Policies, Strategies, and Concepts
For customers, we maintain our Privacy Policy for products, services and our website, which provides detailed information on Logitech’s data processing practices, how personal data is shared and disclosed and how individuals can invoke their data rights. For each of our product lines, we perform privacy impact assessments to identify and mitigate against any privacy risk arising from our products and services. It is one of the methods we use to implement privacy by design alongside privacy engineering. Our privacy policies are regularly reviewed and updated to ensure they continue to accurately reflect the processing of personal data by Logitech and comply with the changing regulatory landscape.
The Artificial Intelligence (“AI”) Governance team has established AI policies, training and processes that guide responsible AI development and deployment, and ensures Logitech's AI aligns with legal requirements and industry best practices. Our AI Policy and AI Governance program is approved by members of the Executive Management Team and reported to the Board of Directors.
The main potential impacts related to customer privacy arise from the collection, storage, and processing of customer data on our website and through our products. Without strong safeguards, there is a risk of unauthorized access, disclosure, or theft of personal information, which could harm individuals’ rights to privacy, undermine customer trust, and expose us to legal and financial penalties. Proper controls help our customers to enjoy the full benefits of our products and services with confidence and peace of mind. We have direct and indirect potential to have these impacts through our own data processing activities, operations or relationships with suppliers, distributors, or other business partners if controls are weak or not enforced. We manage these potential impacts by employing strong technical and organizational safeguards, assessing the data practices of our partners, and honoring data subject rights, in compliance with regulations. We also conduct internal audits of Privacy Policy compliance, as required, to assess the effectiveness of our actions, identify opportunities for improvement, and capture lessons learned.
3.5.2 Measures Implemented
Under this program, we have implemented the following key measures.
•Board Oversight: Logitech’s Cybersecurity Program and Privacy Program are reviewed by the Board’s Audit Committee biannually and annually, respectively. Both programs are reported to the Board of Directors annually.
•Privacy Governance: Our privacy team develops and leads data and privacy governance, notice and consent, vendor enterprise risk management, data protection, privacy-by-design efforts, age-appropriate design, international data transfer contracts, processing of data rights requests, and training and awareness programs.
•Privacy Training: Our employees and contractors receive privacy training through our workforce management system with additional resources and information available on a dedicated privacy page on our intranet. Moreover, we provide special training for specific teams that deal with personal data and create technologies for data collection (e.g. engineering, design, human resources, vendor management, legal compliance, and/or marketing teams). We regularly review and update our privacy policies to guarantee they accurately represent Logitech’s processing of personal data and remain compliant with the evolving regulatory environment.
•Responsible AI Principles: We are committed to acting ethically and responsibly when we use or integrate AI technologies into our products. As a leader in innovation, we acknowledge the transformative potential of AI and the significant responsibility that comes with its deployment. In FY25 we published our Responsible AI (“RAI”) Principles, which are a reflection of this understanding and reaffirm our commitment to extend human potential in work and play, and to do so in a way that is good for people and for the planet. These principles are a blueprint that shapes how we develop, and deploy AI technologies. Our approach prioritizes transparency, accountability, the protection of privacy and security, and the mitigation of bias. By adhering to these principles, we strive to continue to deliver trustworthy and responsible innovation. These principles are approved by the Executive Management Team and communicated to the Board of Directors.
•European AI Pact: In FY25 Logitech signed the European AI Pact, a voluntary pledge to promote trustworthy and safe AI development ahead of the European AI Act's full application.

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•Cybersecurity: Our cybersecurity framework offers guidance on the organization, governance, and execution of information security and is certified to ISO/IEC 27001 standards. We employ technical and organizational measures that encompass data centers, networks, endpoints, systems, applications, and cloud environments. Both physical and logical access points are controlled and regularly assessed to guarantee that only authorized users have access. Our employees receive ongoing training and communications about key information security risks and best practices to follow. This also extends to our partners and vendors, who must comply with our cybersecurity standards as a prerequisite for doing business with us. Our requirements and expectations are explicitly outlined in vendor agreements, and adherence to these agreements is verified and assessed as part of our vendor due diligence and continuous contract management process.
•Product Security: We employ a life-cycle approach to managing product security risks and our established risk assessment process helps identify security risks early in the design phase. Suitable security measures are developed to address these risks and vulnerabilities and are integrated into the evolving product design. Depending on each product’s data and network access requirements, this may involve implementing encryption, digital signatures, robust authentication and authorization, and network security. Our Board of Directors’ Technology and Innovation Committee is responsible for overseeing our product security risk management framework. We conduct security testing before product launches, and our Product Security Review Board (“PSRB”) has the authority to stop the launch of any product or service that does not meet security standards. The PSRB reviews and grants final approval for the security design of new products in development. We encourage reports from independent researchers, industry organizations, vendors, customers, and other relevant stakeholders and sources after the product launch. To facilitate this, we have a public Vulnerability Disclosure and Bug Bounty program and accept reports through our HackerOne platform. The responsible security team members review all submissions to this platform, and further investigations are conducted to determine the suitable remedy, with a fitting reward given to the respective reporter.
3.5.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•ISO/IEC 27001 Certification: Logitech maintained its ISO/IEC 27001 certification, which confirms our adherence to best practice information security management standards and the effectiveness of our policies, training and measures for organizational security.
•Performance Indicators: One substantiated privacy complaint was recorded during the reporting period, which was also reported as one data breach incident. Prior to this incident, we had not experienced a cybersecurity event determined to be material, and our business strategy, results of operations, and financial condition had not been materially affected by cybersecurity threats. In calendar year 2025, we experienced a cybersecurity incident involving the exfiltration of data17. Based on the information currently available and our assessment to date, we do not believe this incident will have a material adverse effect on our financial condition or results of operations.
3.6 Responsible Sourcing of Minerals
3.6.1 Policies, Strategies, and Concepts
Logitech is committed to sourcing components and materials from companies that share our values regarding human rights, ethics, and environmental responsibility. We use industry-leading best-practice tools and processes to promote responsible mineral sourcing throughout our global supply chain and to ensure compliance with applicable legal requirements18.
We require our suppliers to disclose the smelters and refiners (“SORs”) of tin, tantalum, tungsten, gold (“3TG”), cobalt, and mica in our supply chain. Where we identify a SOR located in the Democratic Republic of the Congo (“DRC”) or
17 This is related to the Oracle E-Business Suite Zero-Day Vulnerability.
18 Logitech is subject to Section 1502 of the U.S. Dodd-Frank Act, which mandates 3TG reporting to the Securities Exchange Commission. With respect to the amended Swiss Code of Obligations and the new Swiss Ordinance on Due Diligence and Transparency in relation to Minerals and Metals from Conflict-Affected Areas and Child Labour promulgated thereunder, we have assessed our risk exposure and determined that given that Logitech neither directly imports nor processes conflict minerals within Switzerland, Logitech is exempted from specific due diligence and reporting obligations with respect to conflict minerals thereunder.

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an adjoining country, or sourcing from a Conflict-Affected and High-Risk Area (“CAHRA”), we validate the SOR’s participation in independent third-party responsible minerals assurance programs, such as the Responsible Minerals Assurance Process (“RMAP”) or equivalent programs.
As defined in our Responsible Sourcing of Minerals Policy, we have an established annual target to achieve a 100% responsible and conflict-free supply chain for 3TG, cobalt, and mica by ensuring that any SORs located in the DRC and adjoining countries, or sourcing from CAHRAs, are actively participating in and conforming with the requirements of the Responsible Minerals Initiative (“RMI”) RMAP or equivalent third-party audit programs. Performance against this target is tracked and reported annually.
3.6.2 Measures Implemented
Under this program, we have implemented the following key measures.
•We established our Conflict Minerals Sourcing Program in 2011, introducing a Conflict Minerals Policy Statement alongside a supplier engagement and capability-building program. In 2013, we formalized this approach through the public disclosure of the policy.
•Since 2013, we have worked collaboratively with our suppliers and with industry peers, including RBA members, to exert the full influence of our industry on SORs and encourage their participation in credible, third-party assurance programs.
•We utilize the best-practice tools and processes of the RMI, including the Responsible Minerals Assurance Process (“RMAP”), to support responsible sourcing of 3TG and to mitigate the risk of conflict minerals entering our supply chain. We engage directly with suppliers to build awareness and understanding of sourcing risks associated with metals, as well as our due diligence and reporting expectations.
•Each year, we review our product portfolio and engage with direct suppliers to reinforce their understanding of our due diligence and reporting requirements. We require suppliers to identify and report 3TG SORs within their supply chains. Where we identify a SOR located in the DRC or an adjoining country, or sourcing from a CAHRA, we validate the SOR’s participation status in RMAP or equivalent third-party assurance programs. Where relevant, our reasonable country of origin inquiry (“RCOI”) process draws on both recognized third-party audit schemes and independent external expert assessments.
•We also maintain dedicated due diligence programs for cobalt and mica, aligned with applicable industry best practices and evolving responsible sourcing frameworks for cobalt refiners and mica processors.
3.6.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•3TG Sourcing: 99%19 of the identified 215 3TG SORs in Logitech’s supply chain met our responsible sourcing requirements. Three SORs were found to be non-conformant with Logitech policy and in response, we instructed the relevant supplier to implement a Smelter Action Plan (SAP) to either remove the three SORs from their supply chain or ensure that they promptly re-engage with a recognized third-party certification program to regain compliance with our responsible sourcing requirements. Further details on our mandatory 3TG Reporting can be found on the reporting page of our website.
•Responsible Cobalt Sourcing: 100% of the identified 51 cobalt refiners are engaged in RMAP or equivalent third-party audit programs. These third-party audit programs verify that our refiners conform to strict due diligence standards, thereby ensuring our supply chain remains committed to ethical and sustainable practices. We have no reason to believe that our cobalt sourcing contributes to human rights violations or child labor.
•Mica Sourcing: 100% of the identified 5 mica processors in Logitech’s supply chain were engaged in RMAP, addressing human rights concerns in mica extraction.
19 Calculated as the number of Smelters reported by suppliers that manufactured products or components with 3TG for Logitech during Calendar Year 2025, where the supplier had a business relationship with Logitech at the time of KPI calculation (March 2025) and the Smelter met our responsible sourcing requirements, divided by the total number of Smelters reported by suppliers that manufactured products or components with 3TG, mica or cobalt for Logitech during Calendar Year 2025 and had a business relationship with Logitech at the time of KPI calculation (March 2026).

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-35

3.7 Human Rights and Labor
3.7.1 Policies, Strategies, and Concepts
Human rights compliance is fundamental to how we operate. We aim to identify, prevent, mitigate or remediate adverse human rights impacts linked to our business activities and operations, including our supply chain. We adhere to the RBA Code of Conduct and the United Nations Global Compact (“UNGC”). These frameworks reflect international norms and standards, including the Universal Declaration of Human Rights, ILO International Labor Standards, OECD Guidelines for Multinational Enterprises, the UNGC Guiding Principles on Business and Human Rights and relevant ISO and SAI standards. We have integrated these principles in our globally binding Logitech Code of Conduct, which applies to our entire company and our entire supply chain. We have also established a group-wide Responsible Recruitment Policy, setting forth our zero tolerance for any type of forced, involuntary, or exploitative recruitment and employment, including use of prison labor, indentured labor, bonded (including debt bonded) labor, human trafficking, or slave labor.
3.7.2 Measures Implemented
Under this program, we have implemented the following key measures.
•Code of Conduct: Employees are contractually required to comply with the company Code of Conduct and complete business ethics induction training and refresher training. We provide targeted training for employees with responsibility for supply chain management to ensure relevant employees can identify supply chain risks and proactively manage any such risks in accordance with our own Logitech Code of Conduct and the RBA Code of Conduct. Compliance with the RBA Code of Conduct is also a contractual requirement of our purchase agreements with Tier 1 suppliers and those suppliers are required to manage their supply chain in accordance with the RBA Code of Conduct. We raise awareness and provide training to our suppliers at our Supplier Capability-Building Sessions where we also provide a platform for suppliers to share best practices.
•Ethics Hotline: We have an established whistleblowing mechanism hosted by a third-party service provider and available by phone or web portal. This hotline facility provides employees and third parties with a confidential way to report any identified risks or malpractices. Any reports to the hotline are investigated. We have policies in place to prevent retaliatory action against those who make a good-faith report.
•Supplier Screening: We conduct supplier screening to systematically identify Major and high-risk suppliers through consideration of ESG risks and business or commercial aspects. As part of our screening process, we consider the country and sector that the supplier operates in, along with commodity specific risks.
•Audits: Our production facility is subject to periodic third-party audits to verify compliance with the RBA Code of Conduct, including the criteria relevant to human rights and labor management. RBA-approved auditors carry out these audits following the RBA-Validated Audit Process, which comprises site observation, document reviews, and interviews with management and employees. We also regularly audit and review supplier performance on human rights aspects of the RBA Code of Conduct. If there is an audit finding, we implement Corrective Action Plans to remedy the identified issues, and implement systems to prevent recurrence.
•Other Measures: As part of our membership of the RBA, we work with other companies in our sector to raise awareness of human rights issues in supply chains and uphold established human rights standards and respect for the human rights of all people. We actively work to identify new ideas, innovations, standards, and tools for corporate compliance and ethics, and maintain oversight of the latest developments in compliance law, management, best practice, and diagnostics via external resources, seminars, peer discussions, and periodic benchmarking surveys. We also regularly review our policies to ensure they continually evolve in line with our needs and international best practice.
3.7.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•RBA Code of Conduct Compliance: maintaining a ‘low risk’ SAQ score and silver grade in the RBA VAP.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-36	2026 Annual General Meeting Invitation, Proxy Statement

•Audits and Supply Chain Management: 100% of Major Suppliers and new suppliers audited against the RBA Code of Conduct to drive alignment of standards across our industry.
For further information on our approach, please refer to Logitech’s Statement on Human Rights and Supply Chain Due Diligence Report.
4. Business Conduct
4.1 Policies, Strategies, and Concepts
We commit to upholding the highest standards of integrity in our business and in all business interactions, with zero tolerance for bribery, corruption, extortion, and embezzlement.
Compliance with internationally recognized laws, rules and regulations is firmly embedded in our corporate culture and is reflected in our Company Code of Conduct. Compliance with our Company Code of Conduct is mandatory for our employees, suppliers and business partners. We have also adopted an Anti-Corruption Policy prohibiting the offer, acceptance, payment, or authorization of any bribe or other form of corruption, be it with the private sector or with the government. Logitech does not tolerate corruption in any form.
Logitech has established policies governing its responsible marketing, outlining standards for truthful, transparent, and ethical communications in advertising and promotional activities in all markets.
We follow requirements for product and service information and labeling including: country of origin being stated on the box, statements identifying RoHS and other regulated substances in the product information booklet, safety statements in the product information booklet, recycling statements in the product information booklet; and additional regulatory information, as required. All of our products are assessed by compliance teams prior to being launched.
Anti-competitive behavior, such as price-fixing, market allocation, or abuse of dominant position, can harm the economy by limiting consumer choice, increasing prices, and stifling innovation. It can also negatively impact people by reducing access to goods and services and undermining trust in markets and institutions. We recognize these risks and are dedicated to promoting a competitive and transparent business environment. We have direct and indirect potential to have these impacts through our own commercial practices or through our relationships with suppliers, distributors, or partners. To mitigate these risks, we have established clear policies, training programs, and compliance controls designed to prevent and detect anti-competitive conduct. We monitor our business relationships and take corrective actions if any violations are identified.
We address anti-bribery risks by implementing a comprehensive anti-bribery policy, training employees and business partners, conducting third-party due diligence and ongoing monitoring, and investigating and addressing any suspected misconduct promptly. Our reporting mechanisms enable employees, stakeholders, and business partners to raise concerns safely and confidentially.
4.2 Measures Implemented
Under this program, we have implemented the following key measures.
•We have established a Logitech Code of Conduct that applies to our entire company and supply chain. Every employee is required to complete Code of Conduct training annually. We regularly conduct core compliance training for employees and supplementary training on special topics, including anti-corruption, antitrust, and anti-harassment. For specific regions and high-risk groups, further applicable training is available and we deliver additional training on a regional basis in response to employee feedback and other needs.
•In addition to the Code of Conduct we have an established Anti-Harassment and Non-Discrimination Policy which applies to our entire company.
•Compliance with our company Code of Conduct, Anti-Harassment and discrimination and Anti-Corruption Policies are mandatory. For employees, noncompliance may result in disciplinary action, including termination of employment. For contractors, noncompliance may result in the termination of their contract. For suppliers, noncompliance may result in the termination of our business relationship.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-37

•Our production facility is also subject to both internal and third-party audits that evaluate compliance with the Responsible Business Alliance (RBA) Code of Conduct. These audits address key aspects of ethical conduct, including fair business practices, business integrity, and anti-corruption measures, following the RBA’s requirements and audit protocol. Logitech has one production facility, which is regularly assessed for risks related to corruption. As such 100% of operations are assessed for risks related to corruption.
•We have an established Ethics/Whistleblower Hotline, which is hosted by EthicsPoint. This provides employees and third parties with a whistleblowing mechanism to confidentially report any identified risks or malpractices and we encourage anyone who becomes aware of a potential violation of our Code of Conduct to report noncompliance to our compliance experts. Reports to the hotline are investigated and managed in accordance with defined procedures, which are overseen by our Legal, People and Culture and Internal Audit functions and ultimately by our Board-level Audit Committee. We have a no-retaliation policy; the identity of individuals who may choose to report issues are protected.
4.3 Progress
The progress we have made demonstrates the effectiveness of our programs. Key areas of progress can be summarized as follows.
•100% of our employees, including senior leaders, successfully completed the Code of Conduct training.
•Zero confirmed incidents in the last year where contracts with business partners were terminated or not renewed due to violations related to corruption.
•Zero legal cases last year for organizational corruption.
•Zero identified non-compliances with regulations concerning product and service information and labeling.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-38	2026 Annual General Meeting Invitation, Proxy Statement

Appendix A: Key Performance Indicators
Logitech’s FY26 NFM Report is prepared in accordance with the GRI Standards.
ERM Certification and Verification Services Limited (“ERM CVS”) has provided limited assurance in relation to the Key Performance Indicators marked with a tick (✓) below and GRI assurance. All units quoted below are S.I. units.
Environmental Performance Indicators
TABLE 1 FUEL, REFRIGERANT AND ELECTRICITY CONSUMPTION

		Units	CY25
Production facility
✓	Petrol	L	9,395
✓	Diesel	L	850
✓	HCFC-22	kg	38
✓	HFC-134a	kg	95
✓	R-410a	kg	47
✓	Electricity	kWh	19,723,584
	Grid electricity	kWh	17,770,883
	On-site solar electricity	kWh	1,952,701
Controlled offices
✓	Natural gas	kWh	1,145,702
✓	Electricity	kWh	7,560,604
TABLE 2 ENERGY CONSUMPTION

		Units	CY25
Energy consumption within Logitech (production facility + Controlled Offices)
	Total fuel consumption	GJ	4,466
	Non-renewable fuel	GJ	4,466
	Renewable fuel	GJ	0
✓	Total electricity consumption	MW	27,284
	Total energy consumption	GJ	102,689
	Total energy reduction as a result of efficiency projects at production facility	GJ	62
Energy consumption outside Logitech
	Electricity consumption by suppliers engaged in Logitech’s Supplier RE Program[20]	MW	218,154
		GJ	785,356
	Renewable electricity consumption by suppliers engaged in Logitech’s Supplier RE Program	MW	197,120
TABLE 3 RENEWABLE AND NON-RENEWABLE ELECTRICITY WITHIN LOGITECH

		Units	CY25
✓	Total electricity consumption	MWh	27,284
✓	Total renewable electricity	MWh	25,638
✓	Total non-renewable electricity	MWh	1,646
✓	Percentage renewable electricity[21]	%	94
20 This is calculated as the estimated total electricity consumption of our Tier 1 suppliers.
21 The renewable electricity footprint of our production facility and Controlled Offices, as a percentage of total electricity footprint of those facilities, rounded to the nearest 1%.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-39

TABLE 4 CARBON AVOIDANCE PROGRAMS

		Units	CY25
Scope 1 & 2
✓	Renewable electricity instruments for our production facility[22]	tCO2e	10,524
✓	Renewable electricity generated at our production facility	tCO2e	1,156
✓	Renewable electricity for our offices[23]	tCO2e	2,193
✓	Total Scope 1 & 2 carbon avoidance	tCO2e	13,873
Scope 3
✓	Renewable Electricity Buyers Club for suppliers	tCO2e	113,639
✓	Use of post-consumer recycled plastic	tCO2e	55,042
✓	Use of low-carbon aluminum	tCO2e	12,692
✓	Use of recycled aluminum	tCO2e	1,727
✓	Use of recycled steel	tCO2e	2,417
✓	Use of recycled rare earth elements in magnets	tCO2e	501
✓	Architecture improvements	tCO2e	8,439
✓	Power savings	tCO2e	10,562
✓	Total Scope 3 carbon avoidance	tCO2e	205,021
TABLE 5 SCOPE 1 & 2 GREENHOUSE GAS (GHG) EMISSIONS

		Units	CY19[24]	CY25
✓	Total Scope 1 GHG emissions	tCO2e	880	517
✓	Total Scope 2 GHG emissions (location-based)	tCO2e	16,181	13,512
✓	Total Scope 2 GHG emissions (market-based)	tCO2e	1,880	903
✓	Total Scope 1 & 2 GHG emissions (market-based)	tCO2e	2,760	1,420
✓	Reduction in Scope 1 & 2 GHG emissions compared to base year 2019[25]	%	49
TABLE 6 SCOPE 3 GREENHOUSE GAS EMISSIONS
Our Scope 3 greenhouse gas emission inventory is summarized below.

		Units	CY21[26]	CY25
✓	Total Scope 3 GHG emissions	tCO2e	2,249,979	1,507,158
✓	Cat 1. Purchased goods and services	tCO2e	1,434,292	920,811
	Cat 2. Capital goods	tCO2e	46,733	82,537
	Cat 3. Fuel- and energy-related activities (not included in Scope 1 or 2)	tCO2e	3,496	3,071
	Cat 4. Upstream transportation and distribution	tCO2e	195,326	76,852
	Cat 5. Waste generated in operations	tCO2e	37	13
	Cat 6. Business travel	tCO2e	1,179	12,239
	Cat 7. Employee commuting	tCO2e	5,807	5,612
	Cat 8. Upstream leased assets	tCO2e	487	780
	Cat 9. Downstream transportation and distribution	tCO2e	37,199	34,821
	Cat 10. Processing of sold products	tCO2e	32	143
✓	Cat 11. Use of sold products	tCO2e	399,845	274,158
	Cat 12. End-of-life treatment of sold products	tCO2e	122,674	92,709
	Cat 13. Downstream leased assets	tCO2e	0	0
22 Including green tariffs and Energy Attribute Certificates.
23 Including green tariffs and Energy Attribute Certificates.
24 Base year restated to align base year methodologies with current year methodologies and enable year-to-year comparison.
25 Market-based Scope 2 emissions compared to a base year of 2019.
26 Base year restated to align base year methodologies with current year methodologies and enable year-to-year comparison.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-40	2026 Annual General Meeting Invitation, Proxy Statement

		Units	CY21[26]	CY25
	Cat 14. Franchises	tCO2e	0	0
	Cat 15. Investments	tCO2e	2,871	3,410
✓	Reduction in Scope 3 emissions compared to base year 2021			33%
TABLE 7 OTHER EMISSIONS

	Units	CY25
Direct Biogenic emissions	tCO2e	0
Indirect Biogenic emissions	tCO2e	26,626
Volatile Organic Compounds	t	0
Perfluorocarbons	tCO2e	0
TABLE 8 CLIMATE RISK

Risk / Opportunity	Value Chain Segment	Risk Horizon	Risk Rating	Estimated Financial Impact USD
Material shortages (Copper)	Direct Operations, Upstream and Downstream	Medium term	Medium	$4,200,000 - $6,300,000
Water stress in Taiwan	Upstream	Medium term	Medium	$2,400,000 - $3,000,000
Stronger Competitive Advantage	Direct operations	Medium term	Medium	$500,000 - $6,000,000
TABLE 9 WATER AT OUR PRODUCTION FACILITY

	Category	Units	CY25
Water Withdrawal
✓	Total water withdrawal	ML	174
	Surface water	ML	0
	Ground water	ML	0
	Seawater	ML	0
	Produced water	ML	0
	Third-party water	ML	174
	Freshwater (<1,000 mg/L TDS)	ML	174
	Other water (>1,000 mg/L TDS)	ML	0
Water Discharge by Destination
✓	Total water discharge	ML	155
	Surface water	ML	0
	Ground water	ML	0
	Seawater	ML	0
	Third-party water	ML	155
	Third-party water sent for use to other organisations	ML	0
Water Discharge by Freshwater and Other Water
	Freshwater (<1,000 mg/L TDS)	ML	155
	Other water (>1,000 mg/L TDS)	ML	0
Priority Substances of Concern in Discharged Water
	Priority substances treated/discharged	g	0
	Incidents of non-compliance with water discharge permits	#	0
Water Consumption
✓	Total water consumption[27]	ML	19
26 Base year restated to align base year methodologies with current year methodologies and enable year-to-year comparison.
27 Water consumption is limited to evaporation losses from the cooling tower and humidifier.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-41

TABLE 10 PRODUCTS WITH LOW-CARBON OR CIRCULAR FEATURES

		Units	FY26
✓	Products with a Product Carbon Footprint study[28]	%	92
✓	Products with FSC-certified paper packaging[29]	%	31
✓	Products with Next Life Plastics[30]	%	81
✓	Products that are PVC-free[31]	%	55
	Products with low carbon or recycled aluminum[32]	%	43
	Products supported for DIY Repair[33]	%	23
TABLE 11 MATERIALS IN OUR PORTFOLIO

		Units	CY25
✓	Total weight of materials used in products and packaging	t	91,386
	Paper packaging	t	29,818
	Plastic packaging	t	1,812
	Plastic parts	t	34,021
	Elastomers	t	1,590
	Metal parts	t	10,616
	Aluminum	t	2,018
	Iron/Steel	t	8,319
	Copper	t	115
	Other metals	t	164
	Magnets	t	191
	Cables	t	3,719
	Printed circuit board (PCB)	t	2,062
	Batteries	t	2,678
	Lithium batteries	t	269
	Alkaline batteries	t	2,409
	Other batteries	t	0
	Other Electronic & Electrical (EE) components[34]	t	3,024
	Other[35]	t	1,857
✓	Total weight of recycled content in products and packaging[36]	t	21,959
✓	Percentage recycled content in products and packaging	%	24
✓	Total weight of natural materials used in products and packaging[37]	t	29,818
28 92% of Dec. 2025 units shipped, had a third-party reviewed Product Carbon Footprint. This represents 100% coverage of products within the defined target boundary, which excludes certain low-volume and other specified products.
29 Percentage of Dec. 2025 units shipped, which have FSCTM-certified paper packaging.
30 Percentage of Dec. 2025 units shipped, which incorporate post-consumer recycled plastic.
31 Percentage of Dec. 2025 units shipped, which have no detectable presence of polyvinyl chloride.
32 Percentage of Dec. 2025 product lines shipped, which had low carbon or recycled aluminum, as a percentage of the number of product lines with aluminum.
33 Percentage of Dec. 2025 units shipped, which had at least one Logitech Repair Guide or Spare Part available via iFixit Repair Hubs worldwide.
34 For example, acoustics, adaptors, capacitors, connectors, crystals & resonators, diodes, integrated circuits, inductors, leds, motors, resistors, sensors, switches, transistors.
35 For example, consumables, glass, glues, polyurethane, wood and other miscellaneous materials.
36 Modeled as the weight of recycled plastic, aluminum, steel and paper (in master shipper packaging) shipped during Calendar Year 2025.
37 For Logitech, natural materials comprise paper-based materials.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-42	2026 Annual General Meeting Invitation, Proxy Statement

		Units	CY25
✓	Weight of natural and renewable materials used in products and packaging[38]	t	17,083
✓	Percentage of natural materials used in products and packaging, which are renewable	%	57

Social Performance Indicators
Inclusion
TABLE 12 GENDER, AGE AND RACE/ETHNICITY OF THE BOARD OF DIRECTORS

		Units	FY26
	Gender
✓	Percentage of the Board of Directors who are male	%	64
✓	Percentage of the Board of Directors who are female	%	36
✓	Percentage of the Board of Directors who declined to state	%	0
	Age
✓	Percentage of the Board of Directors who are <30%		0
✓	Percentage of the Board of Directors who are 30-50%		9
✓	Percentage of the Board of Directors who are 51+	%	91
	Race/Ethnicity[39]
✓	Percentage of the Board of Directors who are Asian	%	27
✓	Percentage of the Board of Directors who are Black or African American	%	0
✓	Percentage of the Board of Directors who are Hispanic or Latino	%	0
✓	Percentage of the Board of Directors who are White	%	64
✓	Percentage of the Board of Directors who are Indigenous or Native American	%	0
✓	Percentage of the Board of Directors who are Native Hawaiian or other Pacific Islander	%	0
✓	Percentage of the Board of Directors who declined to state	%	9
TABLE 13 GENDER OF THE LEADERSHIP TEAM

		Units	FY26
✓	Percentage of the Leadership Team who are male	%	50
✓	Percentage of the Leadership Team who are female	%	50
✓	Percentage of the Leadership Team who declined to state	%	0
TABLE 14 GENDER, AGE, RACE/ETHNICITY AND REGION ALL EMPLOYEES

		Units	FY26
	Gender
✓	Percentage of employees who are male	%	63
✓	Percentage of employees who are female	%	37
✓	Percentage of employees who declined to state	%	0
	Age
✓	Percentage of employees who are <30%		26
✓	Percentage of employees who are 30-50%		63
✓	Percentage of employees who are 51+	%	11
38 Renewable materials are natural materials that can be replenished quickly and are recyclable at end-of-life. For Logitech, renewable materials are FSCTM -certified paper and the paper used in our master shipper packaging.
39 Data is available for U.S. employees only. Individuals may choose to disclose their racial/ethnicity in accordance with the categories and requirements of the U.S. Equal Employment Opportunity Commission EE-01 Component Reporting rules. Individuals who choose not to identify are classified as “declined to state”.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-43

		Units	FY26
	Race/Ethnicity[40]
✓	Percentage of employees who are Asian	%	32
✓	Percentage of employees who are Black or African American	%	4
✓	Percentage of employees who are Hispanic or Latino	%	8
✓	Percentage of employees who are White	%	50
✓	Percentage of employees who are Indigenous or Native American	%	0
✓	Percentage of employees who are Native Hawaiian or other Pacific Islander	%	1
✓	Percentage of employees who declined to state	%	3
	Region
✓	Percentage of all employees who are based in EMEA	%	15
✓	Percentage of all employees who are based in Americas	%	18
✓	Percentage of all employees who are based in Asia Pacific	%	67
TABLE 15 GENDER BY EMPLOYMENT LEVEL

		Units	FY26
	Leadership Team
✓	Male	%	50
✓	Female	%	50
✓	Prefer not to say	%	0
	Extended Leadership
	Male	%	69
	Female	%	31
	Prefer not to say	%	0
	People Managers
	Male	%	64
	Female	%	36
	Prefer not to say	%	0
	All other employees
	Male	%	63
	Female	%	37
	Prefer not to say	%	0
40 Data is available for U.S. employees only. Individuals may choose to disclose their racial/ethnicity in accordance with the categories and requirements of the U.S. Equal Employment Opportunity Commission EE-01 Component Reporting rules. Individuals who choose not to identify are classified as “declined to state''.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-44	2026 Annual General Meeting Invitation, Proxy Statement

TABLE 16 AGE BY EMPLOYMENT LEVEL

Units	FY26
Leadership Team
Under 30%	0
30-50%	33
51+ %	67
Extended Leadership
Under 30%	0
30-50%	61
51+ %	39
People Managers
Under 30%	2
30-50%	79
51+ %	19
All other employees
Under 30%	31
30-50%	61
51+ %	8
TABLE 17 RACE/ETHNICITY BY EMPLOYMENT LEVEL

	Units	FY26
Leadership Team
Asian	%	25
Black or African American	%	0
Hispanic or Latino	%	0
White	%	75
Indigenous or Native American	%	0
Native Hawaiian or other Pacific Islander	%	0
Declined to state or not specified	%	0
Extended Leadership
Asian	%	30
Black or African American	%	3
Hispanic or Latino	%	6
White	%	58
Indigenous or Native American	%	0
Native Hawaiian or other Pacific Islander	%	1
Declined to state or not specified	%	3
People Managers
Asian	%	37
Black or African American	%	5
Hispanic or Latino	%	9
White	%	43
Indigenous or Native American	%	1
Native Hawaiian or other Pacific Islander	%	2
Declined to state or not specified	%	4
All other employees
Asian	%	31
Black or African American	%	5
Hispanic or Latino	%	9
White	%	50

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-45

	Units	FY26
Indigenous or Native American	%	1
Native Hawaiian or other Pacific Islander	%	1
Declined to state or not specified	%	4
TABLE 18 GENDER AND MINORITY RACE/ETHNICITY OF SPECIFIC POSITIONS

		Units	FY26
✓	Percentage of women in management positions[41]	%	34
✓	Percentage of women in junior management positions[42]	%	36
✓	Percentage of women in top management positions[43]	%	31
✓	Percentage of women managers in revenue-generating positions[44]	%	7
✓	Percentage of women in STEM-related positions[45]	%	23
✓	Minority representation in management positions	%	46
TABLE 19 TOTAL WORKFORCE

		Units	FY26
✓	Total number of employees	#	7,650
✓	Total number of other workers	#	375
TABLE 20 GENDER & REGION BY EMPLOYMENT TYPE

			Units	FY26
	Gender
✓	Full-time	Male	#	5,024
✓		Female	#	2,913
✓		Declined to state or not specified	#	0
✓	Part-time	Male	#	47
✓		Female	#	41
✓		Declined to state or not specified	#	0
	Region
✓	Full-time	EMEA	#	1,269
✓		Americas	#	1,357
✓		Asia-Pacific	#	5,311
✓	Part-time	EMEA	#	40
✓		Americas	#	13
✓		Asia-Pacific	#	35
41 Women in the Logitech “People Managers” category, “Extended Leadership” category, and “Leadership Team” category, as a percentage of all individuals in those categories.
42 Women in the Logitech “People Managers” category, as a percentage of all individuals in that category.
43 Women in the Logitech “Extended Leadership” category and “Leadership Team” category, as a percentage of all individuals in these two categories.
44 Revenue-generating positions are positions in sales or with any type of sales commission; for example, some of Logitech’s Customer Support Group and Design and Marketing Group may be included. The percentage of women managers in revenue-generating positions is calculated as the number of women managers in revenue-generating positions divided by the total number of managers in revenue-generating positions.
45 STEM positions are positions that relate to science, technology, engineering, and mathematics. Logitech’s People and Culture team define these positions, which include engineers, data scientists, and others. The number of women in STEM positions is calculated as a percentage of the total number of individuals in STEM positions.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-46	2026 Annual General Meeting Invitation, Proxy Statement

TABLE 21 GENDER & REGION BY CONTRACT TYPE

			Units	FY26
	Gender
✓	Permanent	Male	#	4,828
		Female	#	2,822
		Declined to state or not specified	#	0
✓	Temporary	Male	#	243
		Female	#	132
		Declined to state or not specified	#	0
	Region
✓	Permanent	EMEA	#	1,176
		Americas	#	1,360
		Asia-Pacific	#	5,114
✓	Temporary	EMEA	#	133
		Americas	#	10
		Asia-Pacific	#	232
TABLE 22 AGE, GENDER AND REGION OF NEW EMPLOYEE HIRES46

		FY26
		#	%
	Gender
✓	Male	1,669	73
✓	Female	627	27
✓	Employees who declined to state	0	0
	Age
✓	Under 30	1,611	70
✓	30-50	649	28
✓	>50	36	2
	Region
✓	Asia Pacific	2,044	89
✓	EMEA	112	5
✓	Americas	140	6
TABLE 23 AGE, GENDER AND REGION OF EMPLOYEE TURNOVER

		FY26
		#	%
	Gender
✓	Male	1,530	72
✓	Female	585	28
✓	Employees who declined to state	0	0
	Age
✓	Under 30	1,398	66
✓	30-50	625	30
✓	>50	92	4
	Region
✓	EMEA	117	6
✓	Americas	143	7
✓	Asia Pacific	1,855	88
46 Includes direct workers from all regions worldwide.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-47

TABLE 24A HEALTH AND SAFETY AT OUR PRODUCTION FACILITY (DIRECT CONTRACT WORKERS)47

		Units	CY25
✓	Number of fatalities, due to work-related injury	# cases	0
✓	Number of fatalities, due to work-related ill-health	# cases	0
✓	Number of high-consequence work-related injuries	# cases	0
✓	Number of recordable work-related injuries	# cases	2[48]
✓	Number of recordable work-related ill health cases	# cases	0
✓	Total recordable incident rate[49]	# cases	0.06
✓	Number of hours worked	# hours	6,882,870
TABLE 24B HEALTH AND SAFETY AT OUR PRODUCTION FACILITY (INDIRECT CONTRACT WORKERS)50

		Units	CY25
✓	Number of fatalities, due to work-related injury	# cases	0
✓	Number of fatalities, due to work-related ill-health	# cases	0
✓	Number of high-consequence work-related injuries	# cases	0
✓	Number of recordable work-related injuries	# cases	0
✓	Number of recordable work-related ill health cases	# cases	0
✓	Total recordable incident rate[51]	# cases	0.00
✓	Number of hours worked	# hours	1,432,165
TABLE 24C HEALTH AND SAFETY MANAGEMENT SYSTEM AT OUR PRODUCTION FACILITY

		Units	Category	CY25
✓	Hours of health and safety (H&S) training provided	# hours	Direct contract	31,008	80,448
			Indirect contract	49,440
	Number of workers covered by the H&S management system	#	Direct contract	2,398	3,038
			Indirect contract	640
	Percentage of workers covered by the H&S management system	%	Direct contract	100%	100%
			Indirect contract	100%
	Number of workers covered by the H&S management system that has been internally audited	#	Direct contract	2,398	3,038
			Indirect contract	640
	Percentage of workers covered by the H&S management system that has been internally audited	%	Direct contract	100%	100%
			Indirect contract	100%
	Number of workers covered by the H&S management system that has been audited or certified by an external party	#	Direct contract	2,398	3,038
			Indirect contract	640
	Percentage of workers covered by the H&S management system that has been audited or certified by an external party	%	Direct contract	100%	100%
			Indirect contract	100%

47 Direct contract: Individuals with a direct employment contract with Logitech.
48 Both injuries were categorized as slip, trip and fall (STF) injuries.
49 Total number of recordable injuries and illness cases per 200,000 hours worked.
50 Indirect contract: Workers who do not have a direct employment contract with Logitech but their routine work and or workplace is controlled by Logitech. This includes but is not limited to Dispatch Workers and Temporary Workers (Intern/Student workers and Fixed term).
51 Total number of recordable injuries and illness cases per 200,000 hours worked.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-48	2026 Annual General Meeting Invitation, Proxy Statement

TABLE 25 TALENT DEVELOPMENT: EMPLOYEE TRAINING & WELL-BEING

	Units	FY26
Average training hours per Full Time Equivalent (FTE)	hrs	8.16
Employee Happiness Index (LogiPulse Survey Result)	#	80
TABLE 26 TALENT DEVELOPMENT: YEAR END PERFORMANCE REVIEWS

	Units	FY26
Percentage of target employees who received a year-end performance review	%	95
Gender:
Female	%	39
Male	%	61
Declined to state	%	0
Employee Category
Leadership	%	0
Extended Leadership	%	2
People Managers	%	23
All Other Employees	%	74
TABLE 27 RESPONSIBLE SOURCING OF MINERALS

		Units	CY25
✓	Supplier participation in our Responsible Sourcing of Minerals Program[52]	%	100
TABLE 28 SUPPLIER AUDIT

		Units	CY25
	New suppliers
✓	Number of New Supplier Facilities	#	49
✓	Percentage of New Supplier Facilities audited	%	100
	Major suppliers
✓	Number of Major Supplier Facilities	#	46
✓	Percentage of Major Supplier Facilities audited	%	100
✓	Total number of Major Supplier Facility audits	#	227
	Number of suppliers assessed for environmental and social impacts	#	24
	Suppliers with significant actual or potential negative environmental and social impacts (“high risk”)
	Total number	#	7
	Percentage with a Corrective Action Plan (CAP) as a result of an audit	%	100
	Percentage with whom relationships were terminated as a result of an audit	%	0

52 Calculated as the number of suppliers that manufactured products or components with tin, tantalum, tungsten, gold, mica or cobalt for Logitech during Calendar Year 2025 and had a business relationship with Logitech at the time of KPI calculation (March 2026), and participated in our Responsible Sourcing of Minerals Program by completing a CMRT/EMRT survey.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-49

Business Conduct Performance Indicators
TABLE 29 BUSINESS CONDUCT

		Units	FY26
✓	Number of noncompliances with regulations concerning the health and safety impacts of products and services resulting in a fine or penalty or regulatory warning	#	0
✓	Number of confirmed incidents of corruption[53]	#	2[54]
✓	Number of confirmed incidents of corruption or bribery in which employees were dismissed or disciplined	#	2[55]
✓	Number of confirmed incidents where contracts with business partners were terminated or not renewed due to violations related to corruption	#	0
✓	Number of legal cases brought against the organization or our employees for organizational corruption	#	0
✓	Number of significant fines and non-monetary sanctions for noncompliance with environmental laws and/or regulations.[56]	#	0
✓	Number of noncompliances with regulations concerning products and service information and labeling resulting in a fine or penalty or regulatory warning.	#	0
✓	Number of noncompliances with regulations concerning marketing communications, including advertising, promotion, and sponsorship resulting in a fine or penalty or regulatory warning.	#	0
✓	Number of legal actions (pending or completed) regarding anti-competitive behavior and violations of antitrust and monopoly legislation in which the organization has been identified as a participant	#	0
	Number of incidents of discrimination in breach of Logitech's Code of Conduct	#	0
	Operations assessed for risks relating to corruption[57]	#	1
		%	100
TABLE 30 ANTI-CORRUPTION COMMUNICATION AND TRAINING

		Units	FY26
✓	Board Members trained on Anti-Corruption Policies	#	11
✓		%	100
✓	Employees trained on Anti-Corruption Policies	#	4,841
✓		%	100
✓	Board Members who received communication on Anti-Corruption Policies	#	11
✓		%	100
✓	Employees who received communication on Anti-Corruption Policies	#	4,841
✓		%	100
✓	Percentage of Business Partners Subject to Anti-Corruption Clauses	%	100
✓	Number of critical concerns that were communicated to the highest governance body during the reporting period	#	0
53 A confirmed incident is a substantiated case.
54 We conducted comprehensive investigations based on reports to EthicsPoint and whistleblower complaints sent directly to Logitech’s Deputy General Counsel and Chief Compliance Officer. The investigations found that employees violated the Code of Conduct and other policies by knowingly making gray market sales. There was no wrongdoing by Logitech as a company. For clarity, there was no bribery, and the two incidents were reported under the broadest definition of corruption.
55 Please refer to the previous footnote, which refers to the same two incidents.
56 A fine of more than USD $10 000.
57 We operate one production facility in Suzhou, China.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-50	2026 Annual General Meeting Invitation, Proxy Statement

TABLE 31 PRIVACY AND SECURITY

		Units	FY26
✓	Number of substantiated complaints concerning breaches of customer privacy[58]	#	1
✓	Number of identified leaks, thefts, or losses of customer data[59]	#	1
TABLE 32 COMMUNITY SERVICE

	Units	FY26
Employee volunteer hours to community service initiatives	#	3,892
58 This is related to the Oracle E-Business Suite Zero-Day Vulnerability.
59 As above, this is related to the Oracle E-Business Suite Zero-Day Vulnerability.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-51

Appendix B: Third-party Assurance
Logitech’s Board of Directors is responsible for overseeing reported information, including reviewing and approving the NFM Report. It is the policy of the Board of Directors to obtain 3rd party limited assurance of select KPIs disclosed in this report. ERM CVS was selected as Logitech’s 3rd party assurance provider for the FY26 NFM Report and their assurance report follows.

ERMCVS

Independent Limited Assurance Report

ERM Certification and Verification Services Limited ("ERM CVS") was engaged by Logitech International S.A. ("Logitech") to provide limited assurance in relation to the Selected Information set out below and presented in Logitech's FY26 Non-Financial Matters Report (the "Report").

ENGAGEMENT SUMMARY

Scope of our assurance engagement	Whether the Selected Information as indicated in Appendix A (pages 39 to 51) is fairly presented in the Report, in all material respects, in accordance with the reporting criteria. Our assurance engagement does not extend to information relating to periods other than the reporting periods specified below, nor to any other information included in the Report.
Selected Information	• Logitech's GRI Statement of Use, as presented in Appendix A of Logitech's FY26 Non-Financial Matters Report. • The selected performance indicators, as listed in Appendix 1 of this Assurance Report and indicated by the ✓ symbol in Appendix A of Logitech's FY26 Non-Financial Matters Report.
Reporting periods	• 1 January 2019 to 31 December 2019 (CY19) • 1 January 2021 to 31 December 2021 (CY21) • 1 January 2025 to 31 December 2025 (CY25) • 1 April 2025 to 31 March 2026 (FY26)
Reporting criteria	• GHG Protocol Corporate Accounting and Reporting Standard (WBCSD/WRI 2004, as updated in 2015) for Scope 1 and Scope 2 GHG emissions • The Corporate Value Chain (Scope 3) Accounting and Reporting Standard (WBCSD/WRI 2011) for Scope 3 GHG emissions • Global Reporting Initiative (GRI) Universal Standards 2021 and individual Topic Standards (as applicable) • Logitech's reporting criteria and definitions by indicator as described in Logitech's FY26 Basis of Reporting, available on the 'Reporting' section of Logitech's website, here.
Assurance standard and level of assurance	We performed a limited assurance engagement, in accordance with the International Standard on Assurance Engagements ISAE 3000 (Revised) 'Assurance Engagements other than Audits or Reviews of Historical Financial Information'. The procedures performed in a limited assurance engagement vary in nature and timing from and are less in extent than for a reasonable assurance engagement and consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.
Respective responsibilities	Logitech is responsible for preparing the Report and for the collection and presentation of the information within it, and for the designing, implementing and maintaining of internal controls relevant to the preparation and presentation of the Selected Information. ERM CVS' responsibility is to provide a conclusion to Logitech on the agreed assurance scope based on our engagement terms with Logitech, the assurance activities performed and exercising our professional judgement.

Report finalized: 08 June 2026	Logitech International S.A. FY26 Non-Financial Matters Report
A-52	2026 Annual General Meeting Invitation, Proxy Statement

OUR CONCLUSION

Based on our activities, as described on this page nothing has come to our attention to indicate that the Selected Information, referenced under 'Scope of our assurance engagement' above, is not fairly presented in Appendix A of the Report, in all material respects, in accordance with the reporting criteria.

EMPHASIS OF MATTER

We draw attention to Logitech's explanatory information on page 12 of Logitech's Basis of Reporting explaining the inclusion of market-based instruments in its calculation of its Scope 3 Category 1 GHG emissions. This explanatory information should be taken into account by users of the information. This does not affect our conclusion.

OUR ASSURANCE ACTIVITIES

Considering the level of assurance and our assessment of the risk of material misstatement of the Selected Information, a multi-disciplinary team of sustainability and assurance specialists performed a range of procedures that included, but was not restricted to, the following:

- Interviewing management representatives responsible for managing the Selected Information;
- Interviewing relevant staff to understand and evaluate the management systems and processes (including internal review and control processes) used for collecting and reporting the Selected Information;
- Reviewing of a sample of qualitative and quantitative evidence supporting the Selected Information at a corporate level;
- Performing an analytical review of the year-end data submitted by all locations included in the consolidated CY19, CY21, CY25 and FY26 Company data for the Selected Information which included testing the completeness and mathematical accuracy of conversions and calculations, and consolidation in line with the stated reporting boundary;
- Evaluating the conversion and emission factors and assumptions used; and
- Reviewing the presentation of information relevant to the assurance scope in the Report to ensure consistency with our findings.

ERMCVS

8 June 2026

London, United Kingdom

ERM Certification and Verification Services Limited

www.ermcvs.com | post@ermcvs.com

THE LIMITATIONS OF OUR ENGAGEMENT

The reliability of the Selected Information is subject to inherent uncertainties, given the available methods for determining, calculating or estimating the underlying information. It is important to understand our assurance conclusions in this context.

OUR INDEPENDENCE, INTEGRITY AND QUALITY CONTROL

ERM CVS is an independent certification and verification body accredited by UKAS to ISO 17021:2015. Accordingly, we maintain a comprehensive system of quality control, including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. Our quality management system is at least as demanding as the relevant sections of ISQM-1 and ISQM-2 (2022).

ERM CVS applies a Code of Conduct and related policies to ensure that its employees maintain integrity, objectivity, professional competence and high ethical standards in their work. Our processes are designed and implemented to ensure that the work we undertake is objective, impartial and free from bias and conflict of interest. Our certified management system covers independence and ethical requirements that are at least as demanding as the relevant sections of the IESBA Code relating to assurance engagements.

ERM CVS has extensive experience in conducting assurance on environmental, social, ethical and health and safety information, systems and processes, and provides no consultancy related services to Logitech in any respect.

Logitech International S.A. FY26 Non-Financial Matters Report	Report finalized: 08 June 2026
2026 Annual General Meeting Invitation, Proxy Statement	A-53

ANNEXES	Table of Contents

Annex 6. Amendments of the Articles of Incorporation
Annex 6.A. Proposed Amendment to Article 1 of the Articles of Incorporation
Article 1
There exists under the corporate name
"Logitech International S.A."
a corporation (société anonyme) governed by these Articles of Incorporation and by Title twenty-six of the Swiss Code of Obligations (the "CO").
The duration of the Company shall be indefinite.
The registered office is in ~~Hautemorges~~ Ecublens (VD).

Annex 6.B. Proposed Amendment to Article 18 ter of the Articles of Incorporation
Article 18 ter
No member of the Management Team may assume more than five (5) Mandates in other enterprises with an economic purpose, of which no more than ~~two (2)~~ one (1) may be in listed companies. In addition, Members of the Management Team may assume up to five (5) Mandates in charitable or similar organizations. Any such Mandate shall require the approval of the Board of Directors.
The term "Mandates" shall mean an activity carried out as a member of the board of directors, the executive management or an advisory board or comparable functions thereto.
This restriction does not include Mandates:
a) for companies controlled by the Company or that control the Company; and
b) that a member of the Management Team assumes at the request of the Company or of a company controlled by it.
Mandates for legal entities under common control are counted as one single Mandate for the purpose of this Article 18 ter.

A-II	2026 Annual General Meeting Invitation, Proxy Statement

Annual Report
Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Annual Report Fiscal Year 2026	1

MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth above in Item 1A "Risk Factors," and below in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." Please read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included under Item 8 of this Annual Report on Form 10-K.
Company Overview
Logitech designs software-enabled hardware solutions that help businesses thrive and bring people together when working, creating, and gaming. As the point of connection between people and the digital world, our mission is to extend human potential in work and play, in a way that is good for people and the planet. We sell the vast majority of our products under the Logitech and Logitech G brand names.
Our diverse, innovative portfolio includes: Gaming, Keyboards & Combos, Pointing Devices, Video Collaboration, Webcams, Tablet Accessories, and Headsets. These products are all classified under a single operating segment: Peripherals (see Note 15 to our consolidated financial statements).
We sell our products to a broad range of international customers, in the Americas; Europe, the Middle East and Africa (“EMEA”); and Asia Pacific. This includes direct sales to retailers, e-tailers, businesses large and small and end consumers through our e-commerce platform, and indirect sales to end customers through distributors.
From time to time, we may seek to partner with or acquire, when appropriate, companies that have products, personnel, and technologies that complement our strategic direction. We continually review our product offerings and our strategic direction in light of our profitability targets, competitive conditions, changing consumer trends and the evolving nature of the interface between the consumer and the digital world.
Impacts of Macroeconomic, Geopolitical, and Other Factors on our Business
As we conduct operations globally, our business has continued to be impacted by ongoing macroeconomic and geopolitical conditions. These conditions include changes in inflation, interest rate and foreign currency fluctuations, uncertainty in consumer and enterprise demand, tariff and trade policies, memory chip availability, volatile energy prices and increased geopolitical tensions, including the armed conflicts in the Middle East.
In 2025, the United States introduced trade policy actions that increased import tariffs across a wide range of countries at various rates, with certain exemptions. In February 2026, the U.S. Supreme Court issued a decision invalidating certain tariffs previously imposed under the International Emergency Economic Powers Act. In May 2026, some companies began receiving notification from the U.S. Customs and Border Protection (CBP) that tariff refunds would be issued; however, the extent and timing of these tariff refunds remain uncertain. Following the U.S. Supreme Court ruling, the U.S. government introduced new temporary tariffs for a 150-day period beginning February 24, 2026. In May 2026, the U.S. Court of International Trade invalidated these temporary tariffs but they remain in place, subject to appeal. The U.S. government may pursue alternative trade measures, including under Sections 301 and 302 of U.S. trade laws, which could result in additional or replacement tariffs. U.S. tariff policies and international trade arrangements continue to evolve and have had, and may continue to have, a significant impact on our results of operations.
We have also been affected by the increases in demand for memory chips and other components caused by the build out of new AI technologies and data centers, leading to a rise in prices for such components and some suppliers transitioning capacity away from certain components utilized in some of our Video Collaboration products.
The global and regional macroeconomic, political and other conditions have caused and may continue to cause volatility in demand for our products, component availability, transit times and cost of our products including cost of tariffs, materials, and logistics, and as a result, have impacted and may continue to impact the pricing of our products, product availability and our results of operations.
For additional information, see Part I, Item 1A "Risk Factors."

2	Annual Report Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS

Trends and Uncertainties
Several long-term secular-trends offer long-term structural growth opportunities across Logitech’s product portfolio. We design, create and sell products that benefit from these secular trends which include the following:
•AI: AI is reshaping expectations for product innovation, productivity improvements, and the evolution of digital technology ecosystems. AI is embedded in our innovation strategy and product development, enabling us to provide elevated audio, video, and other capabilities throughout our product portfolio, and we plan to continue to integrate AI into future products. Our products are also designed to help people increase productivity and improve performance, leveraging AI benefits across work and play. Logitech’s products are the connection between people and the digital world, providing a broad range of devices that facilitate interaction with AI. Our video collaboration products, webcams, headsets, mice and keyboards serve as the eyes, ears and hands of AI, providing the sensory channels through which our customers experience AI. In addition, we leverage AI internally to accelerate new product introductions, strengthen marketing effectiveness and optimize operational processes across our organization.
•Flexible work: As flexible work models continue to evolve, with employees working from offices, homes and various remote locations, Logitech is well-positioned to meet the demand for versatile and adaptive workplace technology. These working arrangements provide opportunities for Logitech to equip multiple workspaces with products across our portfolio including Pointing Devices, Keyboards & Combos, Tablet Accessories, Headsets and Webcams. Additionally, the rise in distributed teams and remote collaboration is driving increased adoption of video conferencing solutions among businesses and consumers. Our portfolio of video collaboration products are compatible with a variety of video conference platforms, including Zoom, Microsoft Teams and Google Meet.
•Gaming growth: The ongoing growth and evolution of gaming creates an opportunity for us to provide more tools to a wider community of gamers. Gaming is enjoyed by men and women of all ages; competitively as a sport or for fun; for active participation and passive consumption; for personal development or social interaction. As a mainstream activity, gaming continues to gain popularity through online gaming, multi-platform experiences and esports.
While we believe we will further benefit from these secular trends, we have experienced and will continue to experience challenges that impact our business and financial results. These challenges include (i) uncertainty in tariffs on goods imported into the U.S. and responsive policies enacted by other countries, (ii) uncertainty in supply and pricing of memory chips and other components, (iii) the macroeconomic environment, including inflation, interest rate and foreign currency fluctuations, volatile energy prices, and increased geopolitical tensions, and (iv) the uncertainty of overall consumer and enterprise demand.
We expect these challenges to continue in the near-term. We have taken steps to mitigate the impact of these challenges, including but not limited to: (i) continued diversification of our manufacturing footprint and supplier ecosystem, (ii) increasing pricing for certain products, (iii) maintaining discipline in our operating expenses, (iv) managing inventory levels to align with demand and component availability, and (v) continued release of new products to increase the value proposition of our portfolio.
For additional information, see Part I, Item 1A “Risk Factors.”
Seasonality
We experience seasonal trends related to our product sales. Sales are generally highest during our third fiscal quarter (October to December) primarily due to increased consumer demand during the holiday season and increased spending by businesses in the months nearing the calendar year-end. Cash flow is usually correspondingly lower in the first half of our fiscal year, as we typically build inventories in advance of our third fiscal quarter and we also pay an annual dividend following our Annual General Meeting typically held in September.
Summary of Financial Results
Our sales for fiscal year 2026 increased 6%, compared to fiscal year 2025, primarily driven by an increase in sales of Gaming, Pointing Devices, Video Collaboration, and Keyboards & Combos, due to improved demand as well as favorable changes in foreign currency exchange rates.

Annual Report Fiscal Year 2026	3

MANAGEMENT'S DISCUSSION AND ANALYSIS
Sales for fiscal year 2026 increased 15% and 9% in the Asia Pacific and EMEA regions, respectively, and decreased 1% in the Americas regions, compared to fiscal year 2025.
Gross margin for fiscal year 2026 increased by 10 basis points to 43.2%, compared to 43.1% for fiscal year 2025, primarily driven by price increases in North America, product cost reductions, and favorable foreign currency exchange rate changes, substantially offset by investment in strategic promotions and increased tariffs.
Operating expenses for fiscal year 2026 were $1,316.1 million, or 27.2% of sales, compared to $1,307.7 million, or 28.7% of sales, for fiscal year 2025.
We had an income tax provision of $115.3 million for fiscal year 2026, compared to $75.3 million for fiscal year 2025, primarily driven by the expiration of statutes of limitation of uncertain tax positions in fiscal years 2026 and 2025, and the tax effect of audit resolutions in fiscal year 2025.
Net income for fiscal year 2026 was $711.2 million, compared to $631.5 million for fiscal year 2025, reflecting higher gross profit driven by higher demand, partially offset by higher income tax provision.
Critical Accounting Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make assumptions, judgments, and estimates that affect reported amounts of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities.
We consider an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of our financial condition and operating results.
We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Although these assumptions, judgments, and estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results could differ. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.
We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.
Accruals for Customer Programs and Product Returns
We record accruals for cooperative marketing, customer incentive, pricing programs ("Customer Programs") and product returns. The estimated cost of these programs is usually recorded as a reduction of revenue. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period. Customer Programs require management to estimate the percentage of those programs that will not be claimed in the current period or will not be earned by customers, which is commonly referred to as "breakage." Breakage is estimated based on historical claim experience, the period in which the claims are expected to be submitted, specific terms and conditions with customers, and other factors. If we receive a separately identifiable benefit from a customer and can reasonably estimate the fair value of that benefit, the cost of the Customer Programs is recognized in operating expenses.
Customer Incentive Programs. Customer incentive programs include performance-based incentives and consumer rebates. We offer performance-based incentives to our customers and indirect partners based on predetermined performance criteria. Consumer rebates are offered from time to time at our discretion for the primary benefit of end-users. Customer incentive programs are considered variable consideration, which we estimate and record as a reduction to revenue at the time of sale based on negotiated terms, historical experiences, forecasted incentives, the anticipated volume of future purchases, and inventory levels in the channel.
Product Returns. We grant limited rights to return products. Return rights vary by customer and range from just the right to return the defective product to stock rotation rights limited to a percentage of sales approved by management. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by the customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information. Upon

4	Annual Report Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS
recognition, we reduce sales and cost of goods sold for the estimated return. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow us to estimate expected future product returns.
We apply a breakage rate to reduce our accruals of Customer Programs based on the estimated percentage of these Customer Programs that will not be claimed or earned. The breakage rate is applied at the time of sale. Assessing the period in which claims are expected to be submitted and the relevance of the historical claim experience require significant management judgment to estimate the breakage of Customer Programs in any accounting period.
We regularly evaluate the adequacy of our accruals for Customer Programs and product returns. Future market conditions and product transitions may require us to take action to increase such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, we would be required to record incremental increases or reductions to revenue or operating expenses.
Inventory Valuation
We must order components for our products and build inventory in advance of customer orders. Further, our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.
We record inventories at the lower of cost and net realizable value and record write-downs of inventories that are obsolete or in excess of anticipated demand or net realizable value. A review of inventory is performed each fiscal quarter that considers factors including the marketability and product lifecycle stage, product development plans, component cost trends, historical sales, and demand forecasts that consider the assumptions about future demand and market conditions. Inventory on hand that is not expected to be sold or utilized is considered excess, and we recognize the write-down in the cost of goods sold at the time of such determination. The write-down is determined by the excess of cost over net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the time of loss recognition, new cost basis per unit and the lower-cost basis for that inventory are established and subsequent changes in facts and circumstances would not result in an increase in the cost basis. If there is an abrupt and substantial decline in demand for Logitech's products or an unanticipated change in technological or customer requirements, we may be required to record additional write-downs that could adversely affect gross margins in the period when the write-downs are recorded. We also extend the assessment to non-cancelable purchase orders if the inventories are considered excess and record the liability that is reasonably possible to be incurred in accrued and other liabilities.
Accounting for Income Taxes
We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax exposure together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.
We make certain estimates and judgments about the application of tax laws, the expected resolution of uncertain tax positions and other matters surrounding the recognition and measurement of uncertain tax benefits. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations.
For additional information about our Critical Accounting Estimates, see Note 2—Summary of Significant Accounting Policies in our Notes to our consolidated financial statements.

Annual Report Fiscal Year 2026	5

MANAGEMENT'S DISCUSSION AND ANALYSIS
New Accounting Pronouncements
Refer to Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K for recent accounting pronouncements adopted and to be adopted.
Constant Currency
We refer to our net sales growth rates excluding the impact of currency exchange rate fluctuations as "constant currency" sales growth rates. Percentage of constant currency sales growth is calculated by translating prior period sales in each local currency at the current period’s average exchange rate for that currency and comparing that to current period sales.
Given our global sales presence and the reporting of our financial results in U.S. Dollars, our financial results could be affected by significant shifts in currency exchange rates. See “Results of Operations” for information on the effect of currency exchange rate fluctuations on our sales. If the U.S. Dollar appreciates or depreciates in comparison to other currencies in future periods, this will affect our results of operations in future periods as well.
References to Sales
The term “sales” means net sales, except as otherwise specified and the sales growth discussion and sales growth rate percentages are in U.S. Dollars, except as otherwise specified.
Results of Operations
In this section, we discuss the results of our operations for the year ended March 31, 2026 compared to the year ended March 31, 2025. For a discussion of the year ended March 31, 2025 compared to the year ended March 31, 2024, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on May 23, 2025.
Net Sales
Our sales in fiscal year 2026 increased 6%, compared to fiscal year 2025, primarily driven by an increase in sales of Gaming, Pointing Devices, Video Collaboration, and Keyboards & Combos, due to improved demand. Our sales for the fiscal year ended 2026, compared to the fiscal year ended 2025, benefited from improved demand in the Asia Pacific and EMEA regions as well as favorable foreign currency exchange rate changes. If currency exchange rates had been constant in fiscal years 2026 and 2025, our sales growth rate in constant currency would have been 4%.
Sales Denominated in Other Currencies
Although our financial results are reported in U.S. Dollars, a portion of our sales was generated in currencies other than the U.S. Dollar, such as the Euro, Chinese Renminbi, Japanese Yen, Australian Dollar, Canadian Dollar, Pound Sterling and New Taiwan Dollar. For the years ended March 31, 2026 and 2025, approximately 52% and 49%, respectively, of our sales were denominated in currencies other than the U.S. Dollar.
Sales by Region
The following table presents the change in sales by region for fiscal year 2026 compared with fiscal year 2025:

	2026 vs. 2025
	Sales Growth Rate	Sales Growth Rate in Constant Currency
Americas	(1)%	(1)%
EMEA	9	3
Asia Pacific	15	15

6	Annual Report Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS
Americas
The decrease in sales in the Americas region for fiscal year 2026, compared to fiscal year 2025, was primarily driven by a decrease in sales of Gaming, partially offset by an increase in sales of Pointing Devices and Video Collaboration. The decline in Gaming sales for fiscal year 2026 was primarily driven by a decline in the Gaming market in the region during a substantial portion of the fiscal year and a competitive pricing environment in North America.
EMEA
The increase in sales in the EMEA region for fiscal year 2026, compared to fiscal year 2025, was primarily driven by an increase in sales of Video Collaboration, Gaming, Keyboards & Combos, and Pointing Devices.
Asia Pacific
The increase in sales in the Asia Pacific region for fiscal year 2026, compared to fiscal year 2025, was primarily driven by an increase in sales of Gaming, Tablet Accessories, and Pointing Devices. Our sales growth was fueled by strong market growth in the region during the fiscal year, particularly in Gaming.
Sales by Product Category
Sales by product category for fiscal years 2026 and 2025 were as follows (Dollars in thousands):

	Years Ended March 31,		Change
	2026	2025	2026 vs. 2025
Gaming (1)	$1,414,206	$1,338,467	6%
Keyboards & Combos	937,551	882,643	6
Pointing Devices	858,904	788,784	9
Video Collaboration	689,040	626,000	10
Webcams	326,172	315,520	3
Tablet Accessories	336,189	299,540	12
Headsets	179,825	179,710	—
Other (2)	98,874	124,236	(20)
Total Sales	$4,840,761	$4,554,900	6%
(1) Gaming includes streaming services revenue generated by Streamlabs.
(2) Other primarily consists of mobile speakers and PC speakers.
Gaming
Our Gaming category includes PC gaming (mice, headsets, keyboards), steering wheels, console gaming headsets, microphones and Streamlabs services.
During fiscal year 2026, Gaming sales increased 6%, compared to fiscal year 2025, primarily driven by increases in sales of PC gaming mice and steering wheels, partially offset by a decrease in sales of other gaming products. Sales growth in Asia Pacific and EMEA, were partially offset by a decline in sales in the Americas region.
Keyboards & Combos
Our Keyboards & Combos category includes PC keyboards and keyboard/mice combo products.
During fiscal year 2026, Keyboards & Combos sales increased 6%, compared to fiscal year 2025, primarily driven by an increase in sales of our cordless combo products.
Pointing Devices
Our Pointing Devices category includes PC- and Mac-related mice including trackballs, and presentation tools.

Annual Report Fiscal Year 2026	7

MANAGEMENT'S DISCUSSION AND ANALYSIS
During fiscal year 2026, Pointing Devices sales increased 9%, compared to fiscal year 2025, primarily driven by an increase in sales of cordless mice.
Video Collaboration
Our Video Collaboration category includes Logitech’s conference room cameras, which combine affordable enterprise-quality audio and high definition 4K video to bring video conferencing to a variety of room sizes.
During fiscal year 2026, Video Collaboration sales increased 10%, compared to fiscal year 2025, primarily due to an increase in sales of conference room cameras.
Webcams
Our Webcams category includes webcams and streaming cameras. Our webcams turn any desktop into an instant collaboration space.
During fiscal year 2026, Webcams sales increased 3%, compared to fiscal year 2025, primarily driven by an increase in sales in our Americas and EMEA regions, partially offset by declining sales in the Asia Pacific region.
Tablet Accessories
Our Tablet Accessories category primarily includes tablet keyboards.
During fiscal year 2026, Tablet Accessories sales increased 12%, compared to fiscal year 2025, primarily benefiting from strong sales from the education sector, particularly in our Asia Pacific region.
Headsets
Our Headsets category includes headsets, in-ear headphones, and premium wireless earbuds.
During fiscal year 2026, Headsets sales remained flat compared to 2025.
Other
Our Other category primarily consists of mobile speakers and PC speakers.
During fiscal year 2026, Other sales decreased 20% compared to 2025, primarily driven by a decrease in sales of mobile speakers.
Gross Profit
Gross profit for fiscal years 2026 and 2025 was as follows (Dollars in thousands):

	Years Ended March 31,
	2026	2025	Change
Net sales	$4,840,761	$4,554,900	6%
Gross profit	$2,091,337	$1,962,601	7%
Gross margin	43.2%	43.1%
Gross profit consists of sales, less cost of goods sold (which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, royalties, costs of purchasing components from outside suppliers, distribution costs, warranty costs, customer support costs, shipping and handling costs, outside processing costs and write-down of inventories), and amortization of intangible assets.
Gross margin increased by 10 basis points to 43.2% during fiscal year 2026, compared to 43.1% during fiscal year 2025. The increase in gross margin was primarily driven by price increases in North America, product cost reductions, and favorable foreign currency exchange rate changes, substantially offset by investment in strategic promotions and increased tariffs.

8	Annual Report Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating Expenses
Operating expenses for fiscal years 2026 and 2025 were as follows (Dollars in thousands):

	Years Ended March 31,
	2026	2025
Marketing and selling	$816,604	$814,414
% of sales	16.9%	17.9%
Research and development	316,221	309,008
% of sales	6.5%	6.8%
General and administrative	167,160	164,014
% of sales	3.5%	3.6%
Amortization of intangible assets and acquisition-related costs	6,298	10,695
% of sales	0.1%	0.2%
Restructuring charges, net	9,860	9,615
% of sales	0.2%	0.2%
Total operating expenses	$1,316,143	$1,307,746
% of sales	27.2%	28.7%
The increase in total operating expenses during fiscal year 2026, compared to fiscal year 2025, was primarily due to an increase in research and development expense.
Marketing and Selling
Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, advertising, trade shows, technical support for customer experiences and facilities costs.
During fiscal year 2026, marketing and selling expenses increased $2.2 million, compared to fiscal year 2025, primarily driven by increased investment in marketing and selling, partially offset by a provision for credit loss on accounts receivable recorded in fiscal year 2025.
Research and Development
Research and development expenses consist of personnel and related overhead costs, fees for contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.
During fiscal year 2026, research and development expenses increased $7.2 million, compared to fiscal year 2025, primarily driven by increased investment in product innovation.
General and Administrative
General and administrative expenses primarily consist of personnel and related overhead costs, information technology, and facilities costs for the infrastructure functions such as finance, information systems, executives, human resources and legal.
During fiscal year 2026, general and administrative expenses increased $3.1 million, compared to fiscal year 2025, primarily driven by higher variable compensation expense, partially offset by disciplined cost management.

Annual Report Fiscal Year 2026	9

MANAGEMENT'S DISCUSSION AND ANALYSIS
Amortization of Intangible Assets and Acquisition-Related Costs
Amortization of intangible assets consists of amortization of acquired intangible assets, including developed technology, customer relationships, and trademarks and trade names. Acquisition-related costs include legal expenses, due diligence costs, and other professional costs incurred for business acquisitions.
During fiscal year 2026, amortization of intangible assets and acquisition-related costs decreased $4.4 million, compared to fiscal year 2025, driven by full amortization of certain intangible assets.
Restructuring Charges, Net
The restructuring charges, net, for fiscal years 2026 and 2025 were related to costs incurred as a result of our restructuring plan initiated during the fourth quarter of fiscal year 2025, which was substantially completed in fiscal year 2026. See Note 16 to our consolidated financial statements for additional information.
Interest Income
Interest income for fiscal years 2026 and 2025 was as follows (in thousands):

	Years Ended March 31,
	2026	2025
Interest income	$48,246	$54,997
We invest in highly liquid instruments with an original maturity of three months or less at the date of purchase, which are classified as cash equivalents. The decrease in interest income for fiscal year 2026, compared to fiscal year 2025, was primarily driven by a decrease in interest rates, partially offset by an increase in the cash equivalents balance.
Other Income (Expense), Net
Other income (expense), net for fiscal years 2026 and 2025 was as follows (in thousands):

	Years Ended March 31,
	2026	2025
Investment gain related to the deferred compensation plan	$3,714	$2,131
Currency exchange loss, net	(3,733)	(6,401)
Loss on investments, net	(612)	(2,029)
Non-service cost net pension income and other	3,710	3,319
Total	$3,079	$(2,980)
Investment gain related to the deferred compensation plan for fiscal years 2026 and 2025 represents earnings, gains, and losses on marketable securities related to a deferred compensation plan offered by one of our subsidiaries. The increase in investment gain for fiscal year 2026, compared to fiscal year 2025, primarily relates to the change in market performance of the underlying securities.
Currency exchange loss, net, relates to balances denominated in currencies other than the functional currency in our subsidiaries, as well as the sale of currencies, and gains or losses recognized on currency exchange forward contracts. We do not speculate in currency positions, but we are alert to opportunities to maximize currency exchange gains and minimize currency exchange losses. The loss for fiscal year 2026 was related to the exchange rate fluctuations of the Swedish Krona and Swiss Franc versus the U.S. Dollar. The loss for fiscal year 2025 was related to the exchange rate fluctuations of the Chinese Renminbi and Mexican Peso versus the U.S. Dollar.
Loss on investments, net, includes unrealized gain (loss) from the change in fair value of investments, income (loss) on equity-method investments and impairment of investments during the periods presented, as applicable. The loss on investments, net, for fiscal years 2026 and 2025 was not material.
During fiscal year 2026, non-service cost net pension income and other remained relatively flat, compared to fiscal year 2025.

10	Annual Report Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS
Provision for Income Taxes
The provision for income taxes and effective income tax rates for fiscal years 2026 and 2025 were as follows (Dollars in thousands):

	Years Ended March 31,
	2026	2025
Provision for income taxes	$115,332	$75,343
Effective income tax rate	14.0%	10.7%
The change in the effective income tax rate between fiscal years 2026 and 2025 was primarily due to the expiration of statutes of limitation of uncertain tax positions in fiscal years 2026 and 2025, and the tax effect of audit resolutions in fiscal year 2025.
On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law in the United States and most relevant provisions will be effective for us beginning in fiscal year 2027. The OBBBA includes numerous provisions that affect corporate taxation, impacting areas such as R&D expensing, bonus depreciation, and international tax provisions. We have reviewed the provisions of the OBBBA to determine the potential impact on our financial statements. Based on this review, and considering our current tax position and operations, at this time we do not expect the OBBBA to have a material impact on our income taxes, including current and deferred tax balances and the effective tax rate.
For the fiscal year 2026, we assessed our exposure to the OECD Pillar Two global minimum tax rules. We have determined that, for the fiscal year 2026, most jurisdictions in which we operate should qualify for the transitional Country-by-Country Reporting ("CbCR") safe harbor, as outlined in the OECD Administrative Guidance and enacted domestic legislation. Our CbCR has been prepared in accordance with the requirements for a Qualified CbCR, using qualified financial statements. Based on this data, most jurisdictions continue to meet safe harbor qualifications at 16% tax rates, and therefore, we are only required to perform a detailed Pillar Two top-up tax calculation for limited jurisdictions. The estimated top up tax for fiscal year 2026 is de minimis.
On January 5, 2026, the OECD released an Administrative Guidance package. This package includes a “Side-by-Side” System designed to align the U.S. tax regime with Pillar Two for U.S.-parented multinational groups, effective for tax years beginning on or after January 1, 2026. As we are a non-U.S. headquartered multinational, the “Side-by-Side” System itself does not apply to our tax profile. However, the broader guidance package also introduces a new permanent safe harbor (to replace the transitional CbCR safe harbor for fiscal years beginning in 2027) and a one-year extension of the transitional CbCR safe harbor that may potentially impact our Pillar Two compliance and reporting. We continue to monitor these developments but do not expect a material change to our Pillar Two liability.
As of March 31, 2026 and 2025, the total amount of unrecognized tax benefits due to uncertain tax positions was $131.4 million and $152.0 million, respectively, all of which would affect the effective income tax rate if recognized.
As of March 31, 2026 and 2025, we had $86.3 million and $88.5 million, respectively, in non-current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. As of March 31, 2026 and 2025, we had $8.3 million and $7.2 million, respectively, of accrued interest and penalties related to uncertain tax positions.
Our unrecognized tax benefits decreased by $20.6 million during the fiscal year ended March 31, 2026, primarily due to the expiration of the statutes of limitations for certain U.S. federal positions. In the United States, the federal and state tax agencies have the authority to examine periods prior to fiscal year 2022, to the extent allowed by law, but only to the extent tax attributes were generated, carried forward, and are being utilized in subsequent years. The statute of limitations in the United States otherwise lapsed for fiscal year 2022 in fiscal year 2026. We are under examination in several foreign tax jurisdictions.

Annual Report Fiscal Year 2026	11

MANAGEMENT'S DISCUSSION AND ANALYSIS
Liquidity and Capital Resources
Cash Balances, Available Borrowings, and Capital Resources
As of March 31, 2026, we had cash and cash equivalents of $1,741.5 million, compared with $1,503.2 million as of March 31, 2025. Our cash and cash equivalents consist of bank demand deposits, short-term time deposits, and U.S. Treasury securities, of which 50% was held in the United States, 33% was held in Switzerland, and 11% was held in China (including Hong Kong). We do not expect to incur any material adverse tax impact except for what has already been recognized, or to be significantly inhibited by any country in which we do business, from the repatriation of funds to Switzerland, our country of domicile.
As of March 31, 2026, our working capital was $1,602.3 million, compared to $1,491.6 million as of March 31, 2025. The increase was primarily driven by increases in cash and cash equivalents and accounts receivable, net, partially offset by increases in accounts payable and accrued and other liabilities.
On January 27, 2025, we entered into an unsecured revolving credit facility with a syndicate of banks (the "Credit Agreement"). The Credit Agreement provides a revolving line of credit of up to $750.0 million including the issuance of letters of credit of up to $100.0 million. The Credit Agreement terminates on January 27, 2030 unless extended in accordance with its terms. The Credit Agreement contains (1) an increase option allowing us to secure up to $250.0 million of additional commitments and (2) an extension option to extend the term by one-year which may be exercised no more than two times, subject to certain requirements. Loans under the Credit Agreement are available in U.S. Dollars, Euro, Sterling, Yen, Swiss Francs, Canadian Dollars, Australian Dollars and any other currency agreed to by each lender. Proceeds of loans made under the Credit Agreement may be used for general corporate purposes.
The Credit Agreement contains a maximum net debt to adjusted EBITDA ratio, compliance with which is a condition to our ability to borrow. Borrowings under the Credit Agreement will bear interest at a rate determined by reference to benchmark rates plus an applicable spread (ranging from 0% to 1.5%) based on our net leverage ratio or credit rating at the time of the borrowing. Undrawn balances available under the Credit Agreement are subject to commitment fees at the applicable rate determined by reference to our net leverage ratio or credit rating. There has been no borrowing outstanding under the Credit Agreement as of March 31, 2026.
In addition, we had several uncommitted, unsecured bank lines of credit and letters of credit aggregating to $149.0 million as of March 31, 2026. There are no financial covenants under these lines of credit with which we must comply. There was no borrowing outstanding under these lines of credit as of March 31, 2026. As of March 31, 2026, we had outstanding bank guarantees of $2.1 million.
Key Working Capital Metrics
The following table presents selected financial information and statistics as of March 31, 2026 and 2025 (Dollars in thousands):

	March 31,
	2026	2025
Accounts receivable, net	$505,867	$454,546
Accounts payable	$530,983	$414,586
Inventories	$489,948	$503,747
Days sales in accounts receivable (DSO)(Days)(1)	42	40
Days accounts payable outstanding (DPO) (Days)(2)	79	65
Inventory turnover (ITO)(x)(3)	4.9	4.6
(1) DSO is determined using ending accounts receivable, net, as of the most recent quarter-end and sales for the most recent quarter.
(2) DPO is determined using ending accounts payable as of the most recent quarter-end and cost of goods sold for the most recent quarter.
(3) ITO is determined using ending inventories as of the most recent quarter-end and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

12	Annual Report Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS
DSO as of March 31, 2026 increased by 2 days to 42 days, compared to 40 days as of March 31, 2025, primarily due to the timing of sales within the fourth quarters of fiscal years 2026 and 2025.
DPO as of March 31, 2026 increased by 14 days to 79 days, compared to 65 days as of March 31, 2025, primarily due to higher inventory purchases to align with improved demand.
ITO as of March 31, 2026 increased by 0.3 to 4.9, compared to 4.6 as of March 31, 2025, primarily due to improved demand.
If we are not successful in launching and phasing in our new products, or market competition increases, or we are not able to sell the new products at the prices planned, it could have a material impact on our sales, gross profit, operating results including operating cash flow, and inventory turnover in the future.
Cash Flow Activities
The following table summarizes our consolidated statement of cash flows for the year ended March 31, 2026 (in thousands):

Year ended March 31, 2026
Net cash provided by operating activities	$1,037,207
Net cash used in investing activities	(62,387)
Net cash used in financing activities	(751,116)
Effect of exchange rate changes on cash and cash equivalents	14,637
Net increase in cash and cash equivalents	$238,341
For fiscal year 2026, net cash provided by operating activities was $1,037.2 million resulting from net income of $711.2 million, a favorable impact from adding back non-cash adjustments totaling $220.3 million, and a favorable net change in operating assets and liabilities of $105.7 million. Non-cash adjustments were primarily related to share-based compensation expense, depreciation and amortization, and deferred income taxes. The increase in accounts receivable, net, was primarily attributable to increase in sales driven by improved demand as well as the timing of sales within the quarter. The increase in accounts payable was primarily driven by higher inventory purchases to align with improved demand. The increase in accrued and other liabilities was primarily driven by higher income tax payable and as well as higher revenue reserves.
For fiscal year 2026, net cash used in investing activities was $62.4 million, primarily due to $61.6 million purchases of property, plant, and equipment. Our expenditures for property, plant and equipment during fiscal year 2026 were primarily for tooling and equipment, and computer hardware and software.
For fiscal year 2026, net cash used in financing activities was $751.1 million, primarily resulting from repurchases of our registered shares of $534.9 million, payments of cash dividends of $233.1 million, and tax withholdings related to net share settlements of restricted stock units of $21.4 million, partially offset by proceeds from exercise of stock options and purchase rights of $38.3 million.
During fiscal year 2026, there was a $14.6 million gain from foreign currency exchange rate effect on cash and cash equivalents, primarily due to exchange rate fluctuations of Swiss Franc, Chinese Renminbi, Brazilian Real and Euro versus the U.S. Dollar.
Cash Outlook
Our principal sources of liquidity are our cash and cash equivalents, cash flow generated from operations and, to a much lesser extent, capital markets and borrowings. Our future working capital requirements and capital expenditures may increase to support investments in product innovations and growth opportunities or to acquire or invest in complementary businesses, products, services, and technologies. Our principal uses of cash, aside from operational needs and capital expenditures, include outlays for dividends and share repurchases reflecting our commitment to return value to our shareholders.
In May 2026, the Board of Directors recommended that we pay cash dividends for fiscal year 2026 of CHF 1.36 per share (approximately $1.70 per share based on the exchange rate on March 31, 2026). Based on our shares

Annual Report Fiscal Year 2026	13

MANAGEMENT'S DISCUSSION AND ANALYSIS
outstanding, net of treasury shares, as of March 31, 2026 (143,502,564 shares), this would result in an aggregate gross dividend of approximately CHF 195.2 million (approximately $243.9 million based on the exchange rate on March 31, 2026). In fiscal year 2026, we paid a cash dividend of CHF 1.26 per share, or CHF 185.1 million (U.S. Dollar amount of $233.1 million based on the exchange rate on the date of payment) out of fiscal year 2025 retained earnings. In fiscal year 2025, we paid a cash dividend of CHF 1.16 per share, or CHF 176.3 million (U.S. Dollar amount of $207.9 million based on the exchange rate on the date of payment) out of fiscal year 2024 retained earnings.
In June 2023, our Board of Directors approved a three-year share repurchase program, which allows us to use up to $1.0 billion to repurchase our shares. The 2023 share repurchase program enables us to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. In March 2025, our Board of Directors approved an increase of $600.0 million to the 2023 share repurchase program, to an aggregate amount of $1.6 billion. During the fiscal year ended March 31, 2026, we repurchased 6.2 million shares for an aggregate cost of $557.0 million, under the 2023 share repurchase program for cancellation, of which $40.8 million of the aggregate cost was not paid yet as of March 31, 2026. As of March 31, 2026, $91.8 million was available for repurchase under the 2023 share repurchase program.
In March 2026, our Board of Directors approved a new, three-year share repurchase program to repurchase shares to an aggregate amount of $1.4 billion, or a maximum of 16,078,446 shares. The 2026 share repurchase program enables the Company to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. The 2026 share repurchase program became effective on May 8, 2026, following approval from the Swiss Takeover Board and the completion of the 2023 share repurchase program.
Swiss law limits a company’s ability to hold or repurchase its own shares. The aggregate par value of all shares held in treasury by us and our subsidiaries may not exceed 10% of our issued share capital, which corresponds to approximately 16.1 million registered shares as of March 31, 2026. This limitation does not apply to shares repurchased for cancellation, due to the Board of Directors' authority under the capital band set forth in the Company's Articles of Incorporation. As of March 31, 2026, we had a total of 17.3 million shares held in treasury stock, which includes 4.7 million shares that have been repurchased for cancellation and 12.6 million shares that have been purchased to support equity incentive plans or potential acquisitions.
Although we enter into trading plans for systematic repurchases (e.g., 10b5-1 trading plans) from time to time, our share repurchase program provides us with the opportunity to make opportunistic repurchases during periods of favorable market conditions. To the extent that the shares are repurchased to support equity incentive plans or potential acquisitions, the shares are repurchased on the ordinary trading line of the SIX Swiss Exchange and/or the Nasdaq Global Select Market. Shares repurchased for cancellation purposes are repurchased via a second trading line on the SIX Swiss Exchange. Opportunistic purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.
For over ten years, we have generated positive cash flows from our operating activities, including cash from operations of $1,037.2 million and $842.6 million during fiscal years 2026 and 2025, respectively. If we do not generate sufficient operating cash flows to support our operations and future planned cash requirements, our operations could be harmed and our access to credit facilities could be restricted or eliminated. Although we believe that the trend of our historical cash flow generation, our projections of future operations and our available cash balances will provide sufficient liquidity to fund our operations for at least the next 12 months, market volatility driven by the current macroeconomic and geopolitical environment may increase our costs of capital and otherwise adversely affect our business, results of operations, financial condition and liquidity.
Our other contractual obligations and commitments that require cash are described in the following sections.
Contractual Obligations and Commitments
Purchase Commitments
As of March 31, 2026, we had non-cancelable purchase commitments of $474.0 million for inventory purchases made in the normal course of business from original design manufacturers, contract manufacturers and other suppliers, the majority of which are expected to be fulfilled within the next 12 months. We recorded a liability for firm,

14	Annual Report Fiscal Year 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS
non-cancelable, and unhedged inventory purchase commitments in excess of anticipated demand or net realizable value consistent with our valuation of excess and obsolete inventory. As of March 31, 2026, the liability for these purchase commitments was $18.2 million and is recorded in accrued and other current liabilities in the consolidated balance sheet.
We have firm purchase commitments of $17.5 million for capital expenditures primarily related to commitments for tooling and equipment for new and existing products. We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. Although open purchase commitments are considered enforceable and legally binding, the terms generally allow us to reschedule or adjust our requirements based on business needs prior to delivery of goods or performance of services.
Operating Lease Obligations
We lease facilities under operating leases, certain of which require us to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at our option and usually include escalation clauses linked to inflation. The remaining terms of our non-cancelable operating leases expire in various years through 2036. See Note 17 - Leases in our Notes to the consolidated financial statements included in this report for more information on leases.
Income Taxes Payable
As of March 31, 2026, we had $86.3 million in non-current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with these tax liabilities.
Indemnifications
We indemnify certain suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses, including reasonable attorneys’ fees. As of March 31, 2026, no material amounts have been accrued for indemnification provisions. We do not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under our indemnification arrangements.
We also indemnify our current and former directors and certain current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not capped, the obligations are conditional in nature, and the facts and circumstances involved in any situation that might arise are variable.

Annual Report Fiscal Year 2026	15

ADDITIONAL FINANCIAL DISCLOSURES

16	Annual Report Fiscal Year 2026

ADDITIONAL FINANCIAL DISCLOSURES
ADDITIONAL FINANCIAL DISCLOSURES
ENVIRONMENTAL SUSTAINABILITY, SALES AND DISTRIBUTION, OPERATIONS, MARKETING, DESIGN, ENGINEERING, AND OTHER INFORMATION
Environmental Sustainability
Logitech embeds "Design for Sustainability" into the heart of our culture and business strategy. This commitment extends across our entire value chain—from sourcing raw materials to product end-of-life—as we leverage innovative materials, technologies and processes to reduce carbon emissions. By transitioning to renewable energy and prioritizing circular solutions like product repair and recycled materials, we continue to prove that environmental stewardship is a competitive differentiator that benefits our business, society, and the planet.
Sales and Distribution
Our sales and marketing activities are organized into three geographic regions: the Americas (North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (China, Australia, Japan, India, Korea, Taiwan and other countries). For revenue by geographic region, see Note 15 to our consolidated financial statements.
Logitech has an extensive global go-to-market network that is leveraged to optimize the value of our existing products and product categories as well as to introduce new products and enter new product categories. We sell our products primarily to a variety of distributors, retailers and e-tailers. We support these channels with our direct sales force and third-party distributors located in all three geographic regions.
Our distributor customers typically resell products to retailers, value-added resellers, systems integrators and other distributors with whom Logitech does not have a direct relationship. As we have increased our investments in the B2B channel in recent years, we have expanded our enterprise sales coverage through our sales force as well as various channel partners. Expansion into new channels enables more cross-selling opportunities across our broad product portfolio.
Logitech's products can be purchased in a number of major retail chains, where we typically have access to significant shelf space. In addition, Logitech products can be purchased online either directly or indirectly from Logitech.com or through e-tailers, the websites of our major retail chains, and other online and social channels. Logitech products are also carried by B2B direct market resellers.
In fiscal years 2026, 2025 and 2024, Amazon Inc. and its affiliated entities together accounted for 18%, 19% and 18% of our gross sales, respectively. In fiscal years 2026, 2025 and 2024, Ingram Micro Inc. and its affiliated entities together accounted for 14%, 14% and 13% of our gross sales, respectively. TD Synnex and its affiliated entities together accounted for 12%, 12%, and 14% of our gross sales in fiscal years 2026, 2025, and 2024, respectively. No other customer individually accounted for more than 10% of our gross sales in fiscal years 2026, 2025 or 2024.
Operations
Logitech’s operations capability consists of a diversified manufacturing footprint across six countries that includes an in-house manufacturing facility in Suzhou, China and third-party contract manufacturers and original design manufacturers (principally in Asia and Mexico), which allows us to effectively respond to rapidly changing demand and leverage economies of scale.
Our Suzhou operation, which currently handles approximately 35% of our total production of products based on value, provides manufacturing know-how, intellectual property protection and variable production capacity which gives us flexibility to quickly adjust production levels to align with shifts in demand. In addition, by combining in-house and outsourced manufacturing capabilities, we can reduce volatility in production volumes as well as improve time to market.
Both our in-house and outsourced manufacturing operations are managed by our worldwide operations group. The worldwide operations group provides support throughout the product lifecycle from product development to the management of distribution centers and the supply chain and logistics networks. We believe our diversified manufacturing footprint across six countries, our supply chain’s extensive global reach, our key distribution channels and strategic business relationships combined with our factory automation, extensive analytic modeling expertise, optimization tools and global processes are key competitive advantages.

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ADDITIONAL FINANCIAL DISCLOSURES
Marketing
Across Logitech’s multiple product categories, we focus on enhancing our marketing capabilities around brand strategy and execution, digital marketing, and marketing technology. With our products and design as a foundation, our marketing demonstrates the relevancy of our products in the lives of our customers, focusing on specific and diverse audiences. We continue to increase our presence when and where our products and messages are most relevant, which enables us to drive brand value.
Design
Logitech uses design-led engineering as a strategic differentiator. Our key design centers are in Switzerland, Ireland, the United States, and Taiwan, where we have internal teams of designers who work in close collaboration with our engineering, product and manufacturing teams throughout our innovation process. This capability has driven the transformation of our portfolio over the years. We focus on designing products that bring delight to our users because they are innovative, intuitive, easy-to-use and deliver value. In addition, we design for sustainability to reduce the environmental impact of our products, operations, and value chain. Our design capabilities have consistently been recognized by iF, Red Dot and Good Design with broad based award wins across work, play and education products.
Engineering
Our decades-long expertise in key engineering disciplines such as sensors, acoustics, optics, wireless, and power management is a core competitive advantage of Logitech. Furthermore, we continue to extend our engineering capabilities into advanced technologies in software including AI, machine learning, cloud services, and mobile apps. Our engineering team has expertise in bringing together these many technologies, across hardware and software to develop an innovative portfolio. These engineering capabilities combined with our award-winning design team form the basis of Logitech's renowned innovation engine.
MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
Logitech's shares are listed and traded on both the SIX Swiss Exchange, where the share price is denominated in Swiss francs, and on the Nasdaq Global Select Market, where the share price is denominated in U.S. Dollars. The trading symbol for Logitech shares is LOGN on the SIX Swiss Exchange and LOGI on the Nasdaq Global Select Market. As of May 7, 2026, there were 160,784,460 shares issued (including 17,248,875 shares held as treasury stock) held by 35,037 holders of record, and the closing price of our shares was CHF 81.82 ($105.07 based on exchange rates on such date) per share on the SIX Swiss Exchange and $103.21 per share as reported by the Nasdaq Global Select Market.
Dividends
Under Swiss law, a corporation may only pay dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation's Board of Directors. In May 2026, the Board of Directors recommended that the Company increase the cash dividend per share for fiscal year 2026 by approximately CHF 0.10 per share to CHF 1.36 per share (approximately $1.70 per share based on the exchange rate on March 31, 2026). Based on our shares outstanding, net of treasury shares, as of March 31, 2026 (143,502,564 shares), this would result in an aggregate gross dividend of approximately CHF 195.2 million (approximately $243.9 million based on the exchange rate on March 31, 2026). This amount may vary based on the number of shares outstanding, net of treasury shares, as of the record date for the dividend, but will not exceed approximately CHF 218.7 million (based on our shares currently issued or 160,784,460 shares). This recommendation will be voted on by our shareholders at the Company’s 2026 Annual General Meeting.
On September 9, 2025, Logitech's shareholders approved a cash dividend payment of CHF 1.26 per share out of retained earnings to Logitech's shareholders who owned shares on September 23, 2025. Eligible shareholders were paid CHF 1.26 per share ($1.58 per share in U.S. Dollars based on the exchange rate on the date of payment), totaling $233.1 million in U.S. Dollars on September 24, 2025.
On September 4, 2024, Logitech's shareholders approved a cash dividend payment of CHF 1.16 per share out of retained earnings to Logitech's shareholders who owned shares on September 24, 2024. Eligible shareholders

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ADDITIONAL FINANCIAL DISCLOSURES
were paid CHF 1.16 per share ($1.37 per share in U.S. Dollars based on the exchange rate on the date of payment), totaling $207.9 million in U.S. Dollars on September 25, 2024.
Dividends paid and similar cash or in-kind distributions made by Logitech to a holder of Logitech shares (including dividends or liquidation proceeds and stock dividends), other than distributions of qualifying additional paid-in-capital if it is available under the current Swiss tax regime, are subject to a Swiss federal anticipatory tax at a rate of 35%. The anticipatory tax must be withheld by Logitech from the gross distribution and paid to the Swiss Federal Tax Administration.
A Swiss resident holder and beneficial owner of Logitech shares may qualify for a full refund of the Swiss anticipatory tax withheld from such dividends. A holder and beneficial owner of Logitech shares who is a non-resident of Switzerland, but a resident of a country that maintains a double tax treaty with Switzerland, may qualify for a full or partial refund of the Swiss anticipatory tax withheld from such dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of the Logitech shares.
In accordance with the tax convention between the United States and the Swiss Confederation (Treaty), a mechanism is provided whereby a U.S. resident (as determined under the Treaty), and U.S. corporations, other than U.S. corporations having a "permanent establishment" or a fixed base, as defined in the Treaty, in Switzerland, generally can obtain a refund of the Swiss anticipatory tax withheld from dividends in respect of Logitech shares, to the extent that 15% of the gross dividend is withheld as final withholding tax (i.e. 20% of the gross dividend may generally be refunded). In specific cases, U.S. companies not having a "permanent establishment" or a fixed base in Switzerland owning at least 10% of Logitech registered shares may receive a refund of the Swiss anticipatory tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e., 30% of the gross dividend may be refunded). To get the benefit of a refund, holders must beneficially own Logitech shares at the time such dividend becomes due.
Share Repurchases
In fiscal year 2026, the following approved share repurchase program was in place (in thousands):

Share Repurchase Program	Approved Shares	Approved Amounts
July 2023 (1)	17,311	$1,600,000
(1) In June 2023, our Board of Directors approved a three-year share repurchase program. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. In March 2025, our Board of Directors approved an increase of $600.0 million to the 2023 share repurchase program, to an aggregate amount of $1.6 billion. The Swiss Takeover Board approved this increase in April 2025 and it became effective on April 2, 2025. In March 2026, our Board of Directors approved a new, three-year share repurchase program to repurchase shares to an aggregate amount of $1.4 billion, or a maximum of 16,078,446 shares. The 2026 share repurchase program became effective on May 8, 2026, following approval from the Swiss Takeover Board and the completion of the 2023 share repurchase program.

Annual Report Fiscal Year 2026	19

ADDITIONAL FINANCIAL DISCLOSURES
The following tables present certain information related to purchases made by Logitech of its equity securities under its publicly announced share repurchase programs (in thousands, except per share amounts):

		Weighted Average Price Per Share		Remaining Amount that May Yet Be Repurchased under the Programs
During Fiscal Year Ended	Shares Repurchased	CHF (LOGN)	USD (LOGI)
March 31, 2024 (1)	7,100	65.46	73.63	$635,750
March 31, 2025 (2)	6,679	77.89	87.95	$48,310
March 31, 2026 (2)	6,167	71.58	90.23	$91,822
(1) For fiscal year 2024, we repurchased a total of 7.1 million shares, including 6.9 million shares on the SIX Swiss Exchange and 0.2 million shares on the Nasdaq Global Select Market. Of these, 4.1 million shares were repurchased for cancellation, while the remaining shares were repurchased to support equity incentive plans. 4.5 million shares were repurchased under the 2023 share repurchase program, with the remaining shares repurchased under the 2020 repurchase program, which expired on July 27, 2023.
(2) For fiscal year 2025 and 2026, all shares were repurchased under the 2023 share repurchase program on the SIX Swiss Exchange for cancellation.

	Total Number of Shares Repurchased (1)	Weighted Average Price Paid Per Share		Remaining Amount that May Yet Be Repurchased under the Program
During the three months ended March 31, 2026		CHF (LOGN)	USD (LOGI)
Month 1
December 27, 2025 to January 24, 2026
SIX	325	76.17	N/A	$378,333
Nasdaq	—	N/A	—	378,333
Month 2
January 25, 2026 to February 21, 2026
SIX	1,586	69.34	N/A	235,834
Nasdaq	—	N/A	—	235,834
Month 3
February 22, 2026 to March 31, 2026
SIX	1,578	71.13	N/A	91,822
Nasdaq	—	N/A	—	91,822
	3,489	70.79	N/A	$91,822
(1) Shares repurchased on the second line on the SIX Swiss Exchange for cancellation under the 2023 share repurchase program.
Performance Graph
The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Logitech International S.A. under the Exchange Act or the Securities Act of 1933, as amended.

20	Annual Report Fiscal Year 2026

ADDITIONAL FINANCIAL DISCLOSURES
The following graph compares the cumulative total stockholder return on our shares, the Nasdaq Composite Index, and the S&P 500 Information and Technology Index. The graph assumes that $100 was invested in our LOGI shares, the Nasdaq Composite Index and the S&P 500 Information and Technology Index on March 31, 2021 and calculates the annual return through March 31, 2026. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

Comparison of 5 year cumulative total return*
$400
$300
$200
$100
$0
03/21
03/22
03/23
03/24
03/25
03/26
Logitech
Nasdaq Composite Index
S&P 500 Information and Technology Index

	March 31,
	2021	2022	2023	2024	2025	2026
Logitech	$100	$72	$57	$88	$85	$93
Nasdaq Composite Index	$100	$107	$92	$124	$131	$163
S&P 500 Information and Technology Index	$100	$120	$113	$164	$172	$221

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk
Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a company with global operations, we face exposure to adverse movements in currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Annual Report Fiscal Year 2026	21

ADDITIONAL FINANCIAL DISCLOSURES
Currency Exchange Rates
We report our results in U.S. Dollars. Changes in currency exchange rates compared to the U.S. Dollar can have a material impact on our results when the financial statements of our non-U.S. subsidiaries are translated into U.S. Dollars. The functional currency of our operations is primarily the U.S. Dollar. Certain operations use the Swiss Franc or the local currency of the country as their functional currencies. Accordingly, unrealized currency gains or losses resulting from the translation of net assets or liabilities denominated in other currencies to the U.S. Dollar are accumulated in the cumulative translation adjustment component of accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity.
We are exposed to currency exchange rate risk as we transact business in multiple currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. Dollar. We transact business in approximately 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese Renminbi, Japanese Yen, Australian Dollar, Canadian Dollar, Pound Sterling and New Taiwan Dollar. For the year ended March 31, 2026, approximately 52% of our sales were denominated in non-U.S. currencies, with 25% of our sales denominated in Euro. The mix of our cost of goods sold and operating expenses by currency are significantly different from the mix of our sales, with a larger portion denominated in U.S. Dollar and less denominated in Euro and other currencies. A strengthening U.S. Dollar has a more unfavorable impact on our sales compared to the favorable impact on our cost of goods sold and operating expenses, resulting in an adverse impact on our operating results.
We enter into currency forward and swap contracts to reduce the short-term effects of currency fluctuations on certain receivables or payables denominated in currencies other than the functional currencies of our subsidiaries. These contracts generally mature within approximately one month. The gains or losses on these contracts are recognized in earnings based on the changes in fair value.
If an adverse 10% foreign currency exchange rate change had been applied to total monetary assets and liabilities denominated in currencies other than the functional currencies at the balance sheet dates, it would have resulted in an adverse effect on income before income taxes of approximately $23.0 million and $17.2 million as of March 31, 2026 and 2025, respectively. The adverse effect as of March 31, 2026 and 2025 is after consideration of the offsetting effect of approximately $11.3 million and $12.4 million, respectively, from foreign exchange contracts in place as of such dates.
We enter into cash flow hedge contracts, including foreign currency forward contracts and foreign currency option contracts, to protect against exchange rate exposure of forecasted inventory purchases. Previously, the hedge contracts covered inventory purchases within four months. Beginning in fiscal year 2026, they cover inventory purchases up to sixteen months, with reduced coverage beyond four months. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of AOCI until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold.
If the U.S. Dollar had weakened by 10%, the amount recorded in AOCI related to our foreign exchange contracts before tax effect as of March 31, 2026 and 2025 would have been approximately $38.8 million and $7.5 million lower, respectively. The change in the fair value recorded in AOCI would be expected to offset a corresponding foreign currency change in cost of goods sold when the hedged inventory purchases are sold.

22	Annual Report Fiscal Year 2026

REPORT ON CORPORATE GOVERNANCE 2026

Annual Report Fiscal Year 2026	23

REPORT ON CORPORATE GOVERNANCE 2026
REPORT ON CORPORATE GOVERNANCE
Logitech International S.A., together with its consolidated subsidiaries ("Logitech"), designs software-enabled hardware solutions that help businesses thrive and bring people together when working, creating and gaming. As the point of connection between people and the digital world, Logitech's mission is to extend human potential in work and play, in a way that is good for people and the planet. We sell the vast majority of our products under the Logitech and Logitech G brand names.
Logitech sells its products to a broad network of international customers, in the Americas; Europe, the Middle East, and Africa ("EMEA"); and Asia Pacific. This includes direct sales to retailers, e-tailers, businesses large and small and end consumers through our e-commerce platform, and indirect sales to end customers through distributors.
Logitech was founded in Switzerland in 1981 and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Hautemorges, Switzerland and headquarters in Lausanne, Switzerland. Logitech believes that sound corporate governance practices are essential to an open and responsible corporation. Our corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.
As a company whose securities are listed on both the SIX Swiss Exchange and the Nasdaq Global Select Market, our commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech’s internal guidelines regarding corporate governance are provided in our Articles of Incorporation, Organizational Regulations (Bylaws), Corporate Governance Principles, and Board Committee Charters.
This Report has been designed to comply with the Corporate Governance Directive of the SIX Swiss Exchange. Portions of the Report are also incorporated by reference from elsewhere in our Invitation, Proxy Statement, and Annual Report for the 2026 Annual General Meeting, of which this Report is a part.
1.    Group Structure and Shareholders
1.1    Operational Group Structure
Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange (Ticker: LOGN; security number: 2575132) and the Nasdaq Global Select Market (Ticker: LOGI, CUSIP H50430232). The International Securities Identification Number (ISIN) of our shares is CH0025751329. As of March 31, 2026, our market capitalization, based on outstanding shares of 143,502,564 (excluding treasury shares), amounted to approximately USD 13.1 billion (CHF 10.5 billion). Refer to section 1.2 below for information on Logitech International S.A.’s holdings in its shares as of March 31, 2026.
References in this Report on Corporate Governance to the “Company” refer to Logitech International S.A. References to “Logitech,” “we,” “our,” and “us” refer to Logitech International S.A. and its consolidated subsidiaries.
Logitech International S.A. wholly owns all companies within the Logitech group, either directly or indirectly, through which it conducts its business operations. Principal operating subsidiaries include: Logitech Europe S.A. (Lausanne, Switzerland), Logitech Inc. (San Jose, California, USA), and Logitech Technology (Suzhou) Co., Ltd. (Suzhou, China). For a list of Logitech subsidiaries, refer to the table in Note 4 of our Swiss Statutory Financial Statements included hereafter in the Annual Report under the heading “Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements.” None of Logitech International S.A.’s subsidiaries have securities listed on a stock exchange as of March 31, 2026.
Please refer to "Management’s Discussion and Analysis of Financial Condition and Results of Operations" under the heading “Company Overview” in the Annual Report for further information on Logitech’s operational group structure.

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REPORT ON CORPORATE GOVERNANCE 2026
1.2 Significant Shareholders
Greater than 3% Shareholders as of March 31, 2026
Under Swiss law, any person who owns or has the discretionary authority to exercise voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland, whose equity securities are listed on a stock exchange in Switzerland, is required to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public. Notices received by the Company pursuant to these rules are available on the SIX Swiss Exchange internet platform at:
https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/
To the knowledge of the Company, the beneficial owners holding more than 3% of the voting rights of the Company as of March 31, 2026, other than the Company itself, were as follows:

Name	Number of Shares(1)	Percentage of Voting Rights(2)	Relevant Date
BlackRock, Inc.(3)	9,777,832	6.1%	March 31, 2025
UBS Fund Management (Switzerland) AG(4)	10,968,407	6.8%	April 30, 2024
(1)In accordance with Swiss law, the number of shares set forth includes (i) shares beneficially owned or deemed to be beneficially owned by the relevant shareholder, (ii) shares borrowed from third parties, held in connection with a repurchase agreement or as a collateral, and (iii) shares held for the account of third parties with a discretionary authority to exercise voting rights. The table does not include positions in derivatives. Positions in derivatives can be accessed on the internet platform operated by the SIX Swiss Exchange at:
https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/
(2)Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. Such aggregate number was 160,784,460 voting rights as of March 31, 2026.
(3)The number of shares held by BlackRock, Inc. is based on the number of shares reported as beneficially owned by BlackRock, Inc. and its subsidiaries on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on April 23, 2025.
(4)The number of shares held by UBS Fund Management (Switzerland) AG is based on the number of shares reported as beneficially owned by UBS Group AG and its subsidiaries reported to SIX pursuant to article 120 of the Swiss Financial Market Infrastructure Act on May 8, 2024.
Information on the share ownership of the Company by directors, executive officers and large shareholders as of June 30, 2026, as required by Swiss law, based on the number of the Company’s shares outstanding (which is equal to the shares issued less the shares held in the Company’s treasury), is set forth in the Company’s Invitation, Proxy Statement, and Annual Report for the 2026 Annual General Meeting, available at http://ir.logitech.com, under the heading “Security Ownership of Certain Beneficial Owners and Management as of June 30, 2026.” Information of the own shares held by the Company in treasury is set forth in section 2.3 below.
There are no shareholders' agreements published in this connection.
1.3 Cross-shareholdings
Logitech has no shareholdings in companies that to its knowledge have shareholdings in Logitech.
2. Capital Structure
2.1 Share Capital
As of March 31, 2026, Logitech International S.A.’s nominal share capital was CHF 40,196,115, consisting of 160,784,460 shares with a par value of CHF 0.25 each.
2.2 Capital Band
Our shareholders approved a capital band (marge de fluctuation) at the 2025 Annual General Meeting ranging from CHF 36,176,503.50 (lower limit) to CHF 44,215,726.50 (upper limit). The capital band authorizes the Board of Directors, within the capital band, to (i) increase or decrease the share capital once or several times and in any amounts or (ii) acquire (including based on a share repurchase program approved by the Board of Directors) shares directly or indirectly, until September 9, 2030 or until an earlier expiration of the capital band. The capital increase or decrease may be effected (x) by issuing up to 16,078,446 fully paid-in registered shares with a nominal value of CHF

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REPORT ON CORPORATE GOVERNANCE 2026
0.25 each and canceling up to 16,078,446 registered shares with a nominal value of CHF 0.25 each, as applicable, (y) by increasing or decreasing the nominal value of the existing shares within the limits of the capital band, or (z) by simultaneous decrease and re-increase of the share capital.
Under the capital band, the Board of Directors can issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors can determine the issue price, the type of contributions, the date of the issue, the conditions for the exercise of the subscription rights and the date upon which the new shares become entitled to dividends. The Board of Directors is entitled to permit, to restrict or to exclude the trade with subscription rights. The Board of Directors may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use such rights or shares otherwise in the interest of the Company. The Board of Directors can restrict or exclude preemptive rights of shareholders to subscribe for the new shares: (a) if the issue price of the new shares is determined by reference to the market price; (b) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of subscription rights of existing shareholders; (c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property, or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any such transactions through a placement of shares; (d) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or (e) for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s).
In the event of a decrease of the share capital within the capital band, the Board of Directors shall, to the extent necessary, determine the use of the decrease amount.
Pursuant to the authority granted under the capital band, the Company's Board of Directors decreased the Company’s share capital in August 2025 by cancelling 8.2 million treasury shares, which were repurchased in fiscal year 2025 on the SIX second trading line under the 2023 Share Repurchase Program.
2.2 Conditional Share Capital
Under Swiss corporate law, the total nominal par value of the shares authorized by shareholders for future issuance on the conversion or exercise of derivative securities issued by a company is referred to as conditional share capital. Under Swiss law, a company must have sufficient conditional capital or available treasury shares to cover any conversion rights under derivative securities at the time the derivative securities are issued.
Pursuant to Article 25 of the Articles of Incorporation, the share capital of the Company may be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each (representing 15.5% of the Company's share capital issued as of March 31, 2026). The purpose of this conditional share capital is to cover option or other equity rights granted or that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans. The conditional share capital increase does not have an expiration date. The shareholders do not have pre-emptive rights to subscribe to the newly issued shares issued out of conditional share capital. For more information on Logitech’s employee equity incentive plans please refer to "Note 4 - Employee Stock-Based Compensation" in our Consolidated Financial Statements included hereafter in the Annual Report under the heading “Logitech International S.A. - Consolidated Financial Statements.”
Although the Company has been authorized by its shareholders to use conditional capital to meet its obligations to deliver shares as a result of employee purchases or exercises under its employee equity incentive plans, the Company has for some years used shares held in treasury to fulfill its obligations under the plans.
In addition, pursuant to Article 26 of the Articles of Incorporation, the share capital of the Company may also be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each (representing 15.5% of the Company's share capital issued as of March 31, 2026). The purpose of this conditional share capital is to cover conversion rights that may be granted in connection with a future issuance of bonds convertible into Logitech shares. The conditional share capital increase does not have an expiration date. The

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shareholders do not have preemptive rights to subscribe to the newly issued shares issuable on conversion of the bonds.
The Board of Directors may limit or withdraw the shareholders’ right to subscribe for the bonds by preference for valid reasons, in particular (a) if the bonds are issued in connection with the financing or refinancing of the acquisition of one or more companies, businesses or parts of businesses, or (b) to facilitate the placement of the bonds on the international markets or to increase the security holder base of the Company. If the shareholders’ right to subscribe for the bonds by preference is limited or withdrawn, the bonds must be issued at market conditions, the exercise period of the conversion rights must not exceed 7 years from the date of issuance of the bonds, and the conversion price must be set at a level that is not lower than the market price of the shares preceding the determination of the final conditions for the bonds.
2.3 Changes in Shareholders’ Equity
No shares have been issued during fiscal years 2026, 2025 and 2024.
As of March 31, 2026, 2025 and 2024, balances in shareholders’ equity of Logitech International S.A., based on the Company’s Swiss Statutory Financial Statements, were as follows (CHF in thousands):

	As of March 31,
	2026	2025	2024
Share capital	40,196	42,249	43,277
Legal capital reserves:
- Reserve for capital contributions	—	—	1,265
Legal retained earnings reserves:
- General retained earnings reserves	9,580	9,580	9,580
	9,580	9,580	10,845
Available Retained earnings	2,634,845	2,149,402	2,223,893
Treasury shares	(1,061,367)	(1,337,450)	(1,242,795)
Total shareholders’ equity	1,623,254	863,781	1,035,220
The following table shows the capital band and the conditional share capital as of the last three fiscal year ends (CHF in thousands):

	As of March 31,
	2026	2025	2024
Capital Band	4,020	4,328	4,328
First conditional share capital	6,250	6,250	6,250
Second conditional share capital	6,250	6,250	6,250
For information on Logitech’s shareholders’ equity as of March 31, 2026 and 2025, refer to the Swiss Statutory Balance Sheets included hereafter in the Annual Report under the heading “Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements.”
A summary of the approved share buyback program during fiscal years 2026, 2025 and 2024 is shown in the following table (in thousands, excluding transaction costs).

	Approved			Accumulated Repurchases as of March 31, 2026
Share Buyback Program	Shares	Amounts (USD)		Shares	Amounts (USD)
May 2020	17,311	1,500,000		16,656	1,153,068
July 2023	17,311	1,600,000	*	17,306	1,508,178
* The Board of Directors approved an increase in the amount of USD 600 million on March 4, 2025. The increase became effective on April 2, 2025, please see below for further information.

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Share Repurchases
In May 2020, the Board of Directors approved the 2020 share repurchase program, which authorized the Company to use up to USD 250.0 million to purchase up to 17.3 million of Logitech shares.
In April 2021, the Board of Directors approved an increase of $750.0 million to the 2020 share repurchase program, to an aggregate amount of USD 1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021.
In July 2022, the Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to USD 1.5 billion to purchase up to 17.3 million of Logitech shares. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022.
The 2020 share repurchase program expired on July 27, 2023.
In June 2023, the Board of Directors approved the 2023 share repurchase program. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. In March 2025, the Board of Directors approved an increase of USD 600.0 million to the 2023 share repurchase program, to an aggregate amount of USD 1.6 billion. The Swiss Takeover Board approved this increase and it became effective on April 2, 2025.
The Company is authorized to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions under the 2023 Share Repurchase Program. As of March 31, 2026, USD 91.8 million was available for repurchase under the 2023 Share Repurchase Program. The 2023 Share Repurchase Program was terminated in May 2026. In March 2026, the Board of Directors approved the 2026 share repurchase program to repurchase shares up to an aggregate amount of $1.4 billion, or a maximum of 16,078,446 shares. The 2026 share repurchase program program became effective on May 8, 2026, following approval from the Swiss Takeover Board and the completion of the 2023 share repurchase program.
For further information on Logitech’s share repurchases please refer to the heading “Additional Financial Disclosures - Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” included in the Annual Report.
2.4 Shares and Participation Certificates (Non-Voting Shares)
Registered Shares. Logitech International S.A. has only one category of shares - registered shares with a par value of CHF 0.25 per share. Each of the 160,784,460 issued shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting’s agenda). Shareholders holding their shares through a bank, broker or other nominee who wish to exercise their voting rights must follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company’s share register. Refer to section 6 below for an outline of participation rights of the Company’s shareholders, in particular section 6.1 below as regards the conditions for the exercise of shareholders’ voting rights.
Each share entitles its owner to dividends declared, even if the owner is not registered in the share register of the Company. Under Swiss law, a company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board of Directors.
The approximate amounts of dividend distributed for the past ten years are reflected below:

Year	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Amount per Share in CHF	0.61	0.67	0.73	0.79	0.87	0.96	1.06	1.16	1.26	1.36
In September 2025, the Board of Directors distributed a gross dividend of CHF 1.26 per share. In May 2026, the Board approved, subject to approval by the Company’s shareholders at the 2026 Annual General Meeting and other Swiss statutory requirements, a gross dividend of CHF 1.36 per share - see “Proposal 5 - Appropriation of Retained Earnings and Declaration of Dividend” in our Proxy Statement.

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Unless this right is restricted in compliance with Swiss law and the Articles of Incorporation, shareholders have pre-emptive rights to subscribe for newly issued shares. Refer to section 2.2 above for a description of the provisions of the Articles of Incorporation relating to the restriction of the shareholders’ pre-emptive rights.
The Company has not issued non-voting shares ("bons de participation" or "Partizipationsscheine").
2.5 Dividend Right Certificates
The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (referred to as dividend right certificates, “bons de jouissance,” or “Genussscheine”).
2.6 Limitations on Transferability and Nominee Registration
The Company, through Devigus Shareholder Services, as primary Swiss transfer agent, and Computershare, as U.S. transfer agent, maintains a share register that lists the names of the registered owners of the Company’s shares. Registration in the share register occurs upon request and is not subject to any conditions. Nominee companies and trustees can be entered into the share register with voting rights. There are no restrictions on transfers of shares under the Articles of Incorporation or Swiss law. However, only holders of shares that are recorded in the share register are recognized as shareholders, and a transfer of shares reflected in the share register is recognized by the Company only to the extent we are notified of the transfer.
Refer to section 6.1 below for the conditions for exercise of shareholders’ voting rights.
2.7 Conversion and Option Rights
Logitech does not have any outstanding bonds or other securities with conversion rights and has not issued warrants on its shares.
Logitech has issued stock options and restricted stock units, including performance-based restricted stock units, to its employees and directors. Please refer to our Invitation and Proxy Statement for the 2026 Annual General Meeting, under the heading “Equity Compensation Plan Information,” for details on option rights and restricted stock units issued under our employee equity incentive plans, as well as other information regarding those plans, and to "Note 4 - Employee Stock-Based Compensation" in our Consolidated Financial Statements included hereafter in the Annual Report under the heading “Logitech International S.A. Consolidated Financial Statements.”
3. The Board of Directors
3.1 and 3.2 Members of the Board of Directors and their Activities Outside of the Logitech Group
For the current members of our Board of Directors, further information regarding the Board of Directors and their material activities outside of the Logitech group, please refer to our Invitation and Proxy Statement for the 2026 Annual General Meeting, under the heading “Corporate Governance and Board of Directors Matters” and “External Mandates.”
3.3 Permitted Activities
Pursuant to Article 17 bis of the Articles of Incorporation, each member of our Board of Directors may assume up to ten (10) mandates in other enterprises with an economic purpose, of which no more than four (4) may be in listed companies. In addition, each member of our Board of Directors may assume up to ten (10) mandates in charitable or similar organizations. The Chairperson of the Board of Directors must be informed of such mandates.
The term "mandates" as used in the Articles of Incorporation shall mean an activity carried out as a member of the board of directors, the executive management or an advisory board or comparable functions thereto.
The following mandates are not subject to these limitations:
a)mandates in companies controlled by the Company or that control the Company; and
b)mandates that a member of our Board of Directors assumes at the request of the Company or of a company controlled by it.
Mandates for legal entities under common control or at the request of such legal entities are counted as a single mandate for purposes of determining permitted activities.
Each member of our Board of Directors is currently in compliance with the above-mentioned requirements.

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3.4 Elections and Terms of Office
For information regarding the time of first election and term of office of each member of our Board of Directors, please refer to our Invitation and Proxy Statement for the 2026 Annual General Meeting, under the heading “Corporate Governance and Board of Directors Matters.”
Pursuant to Article 14 of the Articles of Incorporation, the members of the Board of Directors shall be elected individually by the general meeting of shareholders for a term of office expiring after completion of the subsequent annual general meeting of shareholders. Each member of our Board of Directors shall be indefinitely re-eligible.
The Articles of Incorporation align with the statutory legal provisions concerning the appointment of the chairperson, members of the compensation committee, and the independent proxy.
3.5 Organization
For information regarding the organization of the Board of Directors and its committees, please refer to our Invitation and Proxy Statement for the 2026 Annual General Meeting, under the heading “Corporate Governance and Board of Directors Matters.”
3.6 Definition of Areas of Responsibility
Information regarding the powers and duties of the Board of Directors, the Company's Chairperson, the Company’s Chief Executive Officer and the Company's Lead Independent Director are set forth in our Invitation and Proxy Statement for the 2026 Annual General Meeting, under the heading “Corporate Governance and Board of Directors Matters,” including under the subheadings "Board Responsibilities and Structure" and "Board Committees." These powers and duties are further detailed in the Company's Organizational Regulations, which can be accessed on the Company's website at http://ir.logitech.com/corporate-governance/governance-documents/default.aspx, in Sections 2 ("The Board"), 3 ("The Chairperson of the Board"), 4 ("The Chief Executive Officer") and 5 ("The Group Management Team").
3.7 Information and Control Instruments
The means by which the Board of Directors supervises the Company's executive officers are described in our Invitation and Proxy Statement for the 2026 Annual General Meeting, under the heading “Corporate Governance and Board of Directors Matters.”
Additional information and control instruments include: (i) the Company's external auditors, KPMG AG, and independent registered public accounting firm, KPMG LLP, who conduct their audits in compliance with Swiss law and Swiss Auditing Standards,the regulations of the U.S. Securities and Exchange Commission (the "SEC") and the Public Company Accounting Oversight Board (the "PCAOB"), as well as Auditing Standards Generally Accepted in the United States of America ("U.S. GAAP"); and (ii) the Company's Internal Audit function. Logitech Internal Audit covers all of the Company's business and operations worldwide and completes assignments based on annual internal audit plans approved by the Audit Committee of the Board of Directors. Logitech Internal Audit assesses the reliability of financial and operational information and the effectiveness of controls and processes for compliance with internal, legal, regulatory and statutory requirements. Findings are communicated to management and to the Audit Committee in regular quarterly reports as well as in interim communications with the Audit Committee or the Audit Committee Chairperson. The Audit Committee Chairperson provides updates to the Board of Directors at least quarterly. The Audit Committee reviews and monitors management's responsiveness to Internal Audit's findings and recommendations and, as appropriate, follow-up audits are planned to ensure proper remediation. The Audit Committee oversees Logitech's Internal Audit function. Logitech's Compliance function - including Legal, Internal Audit and, where appropriate, People & Culture - also conducts investigations in connection with Internal Audit's findings or other internal or external reports. Logitech's Head of Internal Audit reports administratively to the Chief Financial Officer and has a functional reporting line and direct access to the Audit Committee Chairperson. In addition to overseeing Logitech's Internal Audit function, including reviewing the scope of work, the recommendations made and the progress of implementation, the Audit Committee has responsibility for determining the compensation of the Head of Internal Audit.
The Board of Directors' role in risk oversight is described in our Invitation and Proxy Statement for the 2026 Annual General Meeting, under the heading “Corporate Governance and Board of Directors Matters” and the sub-heading "The Board's Role in Risk Oversight." In addition, both executive management and other senior leaders and

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managers provide risk assessments on various aspects of the Company's business and regions in regular reports to the Board of Directors.
The Audit Committee reviews with management and the independent auditors the Company’s major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company’s guidelines and policies with respect to risk assessment and risk management.
The Audit Committee also reviews the Company’s cybersecurity, information security and other technology risks, controls and procedures, including review of the Company’s current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plan(s) and reporting, in conjunction with the Technology and Innovation Committee's review of product security risks.
Logitech's Internal Audit also has responsibility for enterprise risk management. Logitech's Internal Audit conducts an annual survey from across the Company, including all business functions, product categories and regions of the Company's key risks. The findings and details of this assessment, together with a heat map and recommendations, are presented at least once a year to the Audit Committee by the Head of Internal Audit. The enterprise risk management assessment factors into the development by Logitech's Internal Audit and the Audit Committee of the annual Internal Audit plan and internal controls, which are then implemented or overseen by Logitech's Internal Audit. Progress on the Internal Audit Plan and on internal controls is provided to the Audit Committee in regular quarterly reports as well as in interim communications with the Audit Committee or the Audit Committee Chairperson.
The risks identified by Logitech are set forth in the Company's Annual Report on Form 10-K filed with the SEC and posted to the Company's Investor Relations website (https://ir.logitech.com), under the headings "Item 1A. Risk Factors" and "Item 7A. Quantitative and Qualitative Disclosures about Market Risk." Logitech's financial condition and results of operations, including the manner in which the main risks identified by Logitech may affect those, are discussed under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K referred to above.

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4. Group Management Team
4.1 Members of the Group Management Team
The members of our Group Management Team as of March 31, 2026 are set forth below:

Johanna 'Hanneke' Faber 57 Years Old Chief Executive Officer Dutch national
Johanna 'Hanneke' Faber joined Logitech as Chief Executive Officer in December 2023. Prior to joining Logitech, Ms. Faber served as President of the Global Nutrition Division at Unilever PLC, a multinational consumer goods company, from July 2022 to November 2023, where she oversaw the Nutrition Business Group. She was previously President of the Foods & Refreshment Division of Unilever from May 2019 to June 2022. Ms. Faber joined Unilever as a member of its Executive Committee in January 2018, serving as President Unilever Europe. Prior to Unilever, she was a member of the Executive Committee of Ahold Delhaize N.V., a global food retailer, from 2013 to 2017, serving first as Chief Commercial Officer and then as Chief E-Commerce and Innovation Officer. Ms. Faber has been a member of the board of directors and audit committee of Tapestry Inc., a luxury fashion and lifestyle brands holding company, since 2021. Ms. Faber also serves on the Board of the Swiss American Chamber of Commerce. She holds a Bachelor of Arts in Journalism and a Master of Business Administration from the University of Houston (Texas, USA).

Matteo Anversa 55 Years Old Chief Financial Officer U.S. and Italian national
Matteo Anversa joined Logitech as Chief Financial Officer in September 2024. Mr. Anversa previously served as Executive Vice President of Finance, Chief Financial Officer and Treasurer of Gentherm Incorporated, a thermal management technology company, from January 2019 to August 2024. Prior to joining Gentherm, Mr. Anversa served as Executive Vice President and Chief Financial Officer of Myers Industries, Inc., an international manufacturer of polymer-based material handling products and a distributor of tire repair and retread products, from December 2016 to December 2018. Prior to Myers Industries, Mr. Anversa worked since 2013 at Fiat Chrysler Automobiles N.V., a global automobile manufacturer, where he held executive management positions, including Vice President, Group FP&A Fiat Chrysler, and Chief Financial Officer for Ferrari SpA where he helped prepare Ferrari for its initial public offering. Mr. Anversa began his career at General Electric Company, a multinational conglomerate, where he held various leadership roles during his 16-year tenure. Mr. Anversa served as a director of Gabelli Value for Italy, an Italian company listed on AIM Italia, from April 2018 through May 2020. Since October 2024, he has been serving as a director of Strattec Security Corporation, a public company providing advanced automotive access, security & authorization and select user interface solutions for the automotive industry. Mr. Anversa is also a board member and officer of AAL Scientifics. Mr. Anversa holds a degree in Mechanical Engineering from the University of Parma, Italy.

Samantha Harnett 50 Years Old Chief Legal Officer U.S. national
Samantha Harnett joined Logitech as General Counsel in June 2020 and became Chief Legal Officer in April 2023. Prior to joining Logitech, Ms. Harnett served in various legal and management roles at Eventbrite, Inc., a global self-service ticketing and experience technology platform, most recently as Chief Legal and Operations Officer from October 2019 to June 2020. While at Eventbrite, she also served as Senior Vice President, General Counsel from May 2018 to October 2019 and Vice President, General Counsel from November 2015 to May 2018. From March 2005 to November 2015, Ms. Harnett served in various positions at ZipRealty, Inc., a real estate technology and online brokerage company, including most recently as General Counsel and Senior Vice President of Business Development from October 2009 to November 2015. She also served as an associate at Wilson Sonsini Goodrich and Rosati, P.C. Ms. Harnett holds a BA degree from California State University, Chico and a JD from Santa Clara University School of Law.

4.2 Involvements outside Logitech of the Members of the Group Management Team
Ms. Faber, Logitech's Chief Executive Officer, currently serves on the board of directors of Tapestry, Inc. and Mr. Anversa, Logitech's Chief Financial Officer, currently serves on the board of directors of Strattec Security Corporation and of AAL Scientifics Inc. No other member of Logitech’s Group Management Team as of March 31, 2026 has material supervisory, management, or advisory functions outside Logitech or holds any official functions or political posts.

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4.3 Permitted Activities
Pursuant to Article 18 ter of the Articles of Incorporation, each member of our Group Management Team may assume up to five (5) mandates in other enterprises with an economic purpose, of which no more than two (2) may be in listed companies. In addition, each member of our Group Management Team may assume up to five (5) mandates in charitable or similar organizations. Any such mandate requires the approval of the Board of Directors.
The term "mandates" as used in the Articles of Incorporation shall mean an activity carried out as a member of the board of directors, the executive management or an advisory board or comparable functions thereto.
The following mandates are not subject to these limitations:
a)mandates in companies controlled by the Company or that control the Company; and
b)mandates that a member of our Group Management Team assumes at the request of the Company or of a company controlled by it.
Mandates for legal entities under common control are counted as a single mandate for purposes of determining permitted activities.
Proposal 6.B. of our Invitation and Proxy Statement for the 2026 Annual General Meeting proposes that shareholders approve amendments to the Articles of Incorporation to lower the number of mandates in listed companies from two (2) to one (1) for the Group Management Team. Please see Proposal 6.B. of our Invitation and Proxy Statement for the 2026 Annual General Meeting for further information.
Each member of our Group Management Team is currently in compliance with the above-mentioned requirements.
4.4 Management Contracts
Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.
5. Compensation, Shareholdings and Loans
5.1 Compensation Principles
Please refer to Logitech’s "Compensation Report for Fiscal Year 2026" included in our Invitation and Proxy Statement for the 2026 Annual General Meeting for information on Logitech’s compensation of its Board of Directors members and executive officers, and regarding how and why we make compensation decisions.
In addition, for information required to be disclosed under Swiss law regarding compensation during fiscal year 2026 of the individual members of the Board of Directors and of the members of our Group Management Team, in aggregate, and regarding the security ownership of members of the Board of Directors and of members of the Group Management Team as of March 31, 2026, among other disclosures, please refer to the "Compensation Tables Audited Under Swiss Law" included in our Invitation and Proxy Statement (the "Swiss Statutory Compensation Report") for the 2026 Annual General Meeting.
5.2 Rules in the Company's Articles of Incorporation
Pursuant to Article 19 bis of the Articles of Incorporation, compensation of non-executive members of our Board of Directors consists of cash payments and shares or share equivalents corresponding to a fixed amount and reflecting the functions and responsibilities assumed.
Pursuant to Article 19 bis and Article 19 ter of the Articles of Incorporation, compensation of members of our Board of Directors who have delegated management responsibilities and of our Group Management Team consists principally of (i) base salary, (ii) performance-based cash compensation in the form of incentive cash payments, and (iii) equity incentive awards. Base salary rewards executives for their individual contribution to the Company and their expected day-to-day services. Performance-based cash compensation takes appropriate account of the achievement of the Company’s, individual employees’ or other performance goals. The target level of the performance-based cash compensation elements is determined as a percentage of the base salary. Performance-based cash compensation may amount up to a predetermined multiplier of the target level. Its amount may also reflect an overall assessment of the executive’s performance or the Company’s objectives. Equity incentive awards provide a direct incentive for future performances and align the interest of the executives with those of the Company’s shareholders. Equity incentive

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awards are governed by performance metrics that take into account strategic or other objectives of the Company or by reference to the duration of the executive’s service to the Company or companies controlled by it. The performance metrics and target levels applicable to performance-based cash compensation and equity incentive awards, as well as their achievement, are determined by our Compensation Committee.
Compensation to executives may also be paid or granted in the form of financial instruments or similar units and executives may participate in share purchase plans established by the Company or companies controlled by it, under the terms of which eligible employees may allocate a portion of their compensation to the purchase of shares of the Company at a discount to market price.
Our Compensation Committee decides upon each grant as well as the applicable vesting, blocking, exercise and forfeiture conditions; it may provide for continuation, acceleration or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or for forfeiture in the event of predetermined events such as termination of employment or office or change in control. Compensation may be paid by the Company or companies controlled by it.
Pursuant to Article 19 quater of the Articles of Incorporation, upon proposal of the Board of Directors, the general meeting of shareholders approves the maximum aggregate amount of the compensation of (i) the Board of Directors, for the period up to the next annual general meeting of shareholders, and (ii) the Group Management Team, for the next fiscal year. The Board of Directors may submit to the general meeting of shareholders for approval proposals in respect of maximum aggregate amounts and/or individual compensation components for other time periods and/or propose the payment of additional amounts for special or extraordinary services of some or all of the members of the Board of Directors or of the Group Management Team. If the general meeting of shareholders rejects a proposal submitted by the Board of Directors, the Board of Directors may submit an alternative proposal to the same or a subsequent general meeting of shareholders. The Company or companies controlled by it may grant or pay compensation subject to subsequent ratification at a general meeting of shareholders and claw-back by the Company in case of rejection by the general meeting of shareholders.
Pursuant to Article 19 quinquies of the Articles of Incorporation, if the maximum aggregate amount of compensation already approved by the general meeting of shareholders is not sufficient to also cover the compensation of one or more persons who become members of the Group Management Team during a compensation period for which the general meeting of shareholders has already approved the compensation of the Group Management Team (i.e., new hire), the Company or companies controlled by it are authorized to pay an additional amount with respect to the compensation period(s) already approved. Such additional amount shall for each relevant compensation period not exceed: for the head of the Group Management Team (CEO), 140% of the (maximum) amount allocated to the CEO in the aggregate amount of maximum compensation of the Group Management Team last approved by the shareholders at a general meeting of shareholders; and for any new hire of a member of the Group Management Team other than the CEO, 140% of the highest (maximum) amount allocated to a member of the Group Management Team other than the CEO in the aggregate amount of maximum compensation of the Group Management Team last approved by shareholders at a general meeting of shareholders.
Pursuant to Article 19 sexies of the Articles of Incorporation, members of the Board of Directors and of the Group Management Team may not receive credits or loans from the Company or from a company controlled by it. Compensation paid to members of the Board of Directors or of the Group Management Team for activities in companies that are controlled by the Company is permitted, and this compensation will be included in the total compensation payable to the Board of Directors or to the Group Management Team, as applicable, which is subject to the approval of the general meeting of shareholders. Pension contributions and benefits will be made or provided in accordance with the regulations applicable to the pension schemes in which the Company or the companies controlled by it participate in Switzerland or abroad.
6. Shareholders’ Participation Rights
6.1 Exercise and Limitations to Shareholders’ Voting Rights
Each registered share confers the right to one vote at a general meeting of shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at a general meeting of shareholders, a shareholder must have registered their shares by the date set by the Board of Directors for the closing of the share register before each general meeting of shareholders. Refer to section 2.6 above for more information on the registration process.

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Shareholders that have not requested registration in our share register directly and hold shares through a broker, trustee or nominee that is a registered shareholder (which is the typical practice of our shareholders in the U.S. and Canada), are considered beneficial owners of the shares registered in the name of a custodian. These beneficial shareholders may exercise their voting rights through the intermediation of the nominee registered in the share register.
Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of a form prepared by the Company may be required.
There are currently no limitations under Swiss law or in the Articles of Incorporation restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.
Swiss law requires that shareholders be allowed to give instructions to the independent proxy by electronic means.
6.2 Majority Requirements for Shareholders’ Resolutions
In general, the resolutions of the general meeting of shareholders are passed with a simple majority of the votes cast. However, a number of resolutions may only be passed with a majority of two-thirds of the votes and the absolute majority of the aggregate par value of the shares, each as represented at the general meeting, including in particular, the following:
•change in the Company’s corporate purpose;
•creation of shares with privileged voting rights;
•restriction of the transferability of the shares;
•creation of a capital band or conditional share capital;
•capital increases out of equity, against contributions in kind, or by set-off with a claim;
•grant of special benefits;
•any change in the currency of the share capital;
•withdrawal or limitation of the shareholders’ preferential subscription right;
•a delisting of the Company’s shares from a stock exchange;
•change of the registered office of the Company;
•a statutory merger or demerger; and
•liquidation of the Company.
6.3 Convocation of the General Meeting of Shareholders
The Board of Directors generally convenes a general meeting of shareholders. The convocation notice has to be sent in accordance with the Articles of Incorporation at least 20 days prior to the meeting.
Under our Articles of Incorporation, one or more shareholders who represent together at least 5% of the share capital of the Company may demand that the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.
The Company has received an exemption from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33⅓% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its registered shareholders and publishes the notice of the meeting in the Swiss financial press. It also sends a proxy statement, or a notice of availability of the proxy statement, in either case prepared in accordance with U.S. securities laws, to all registered shareholders and all beneficial shareholders where requested by the registered shareholder or required by law. Logitech has combined the invitation required under Swiss law and the proxy statement required under U.S. law into one document, titled Invitation and Proxy Statement, for its 2026 Annual General Meeting, and combined it with its Annual Report required under Swiss law and U.S. law to create one convenient document for shareholders. Also, to encourage attendance, Logitech holds its annual general meeting close to its operations in Switzerland.

Annual Report Fiscal Year 2026	35

REPORT ON CORPORATE GOVERNANCE 2026
6.4 Shareholders’ Right to Place Items on the Agenda of a Meeting
Under the Articles of Incorporation, one or more registered shareholders who together represent shares representing at least 0.5 percent of the share capital or the voting rights may demand that an item be placed on the agenda of a general meeting of shareholders.
A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to:
Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l’Innovation, 1015 Lausanne, Switzerland, or c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134, USA.
6.5 Registration in the Company’s Share Register
Registration into the Company’s share register, or the sub-register maintained by the Company’s U.S. transfer agent, Computershare, occurs upon request and is not subject to any condition. The Company’s share register closes before a general meeting of shareholders on a date designated by the Board of Directors. Only those shareholders who are registered in the share register on the day the share register is closed have the right to vote at the meeting.
7. Mandatory Offer and Change in Control Provisions
7.1 Mandatory Offer
Under Swiss law, any shareholder who acquires directly, indirectly or by acting in concert with third parties more than 33⅓% of the voting rights of a Swiss company, whose shares are listed in whole or in part in Switzerland, is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.’s Articles of Incorporation do not remove this requirement and do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company’s voting rights will be required to make an offer for all outstanding shares of the Company.
7.2 Change in Control Provisions
Please refer to our "Compensation Report for Fiscal Year 2026" included in our Invitation and Proxy Statement for the 2026 Annual General Meeting for information on the consequences of change in control on equity awards made to members of the Board of Directors and the Group Management Team.
8. Auditors
Under the Articles of Incorporation, the shareholders elect the Company’s independent auditors each year at the Annual General Meeting. Re-election is permitted.
The Company’s auditors are currently KPMG AG, Badenerstrasse 172, CH-8036, Zürich, Switzerland. KPMG assumed its first audit mandate for Logitech in 2014. The responsible principal audit partner as of March 31, 2026 is Clémence Laemmel, who replaced Regula Tobler following the Company's 2025 Annual General Meeting due to partner rotation requirements. The responsible principal audit partner changes at least once every seven years, as required under Swiss law. For purposes of U.S. securities law reporting, KPMG LLP, San Francisco, California, serves as the Company’s independent registered public accounting firm.
Please refer to the headings "Corporate Governance and Board of Directors Matters," "Independent Auditors," and "Report of the Audit Committee" included in Logitech’s Invitation, Proxy Statement and Annual Report for the 2026 Annual General Meeting for further information regarding the audit and non-audit fees paid by Logitech to KPMG during fiscal year 2026, pre-approval policies for non-audit work by KPMG, and the supervisory and control instruments of the Board of Directors, including the Audit Committee of the Board of Directors, over the work and activities of KPMG.

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REPORT ON CORPORATE GOVERNANCE 2026
9. Information Policy
The Company reports its financial results quarterly with an earnings press release. Quarterly financial results are currently scheduled to be released as follows:

Q1 FY’27 Earnings Release and Conference Call	July 28, 2026
Q2 FY’27 Earnings Release and Conference Call	October 27, 2026
Q3 FY’27 Earnings Release and Conference Call	January 26, 2027
Q4 FY’27 Earnings Release and Conference Call	May 4, 2027
The Company’s 2026 Annual General Meeting will be held on September 8, 2026 at the SwissTech Convention Center, EPFL, Lausanne, Switzerland.
All registered shareholders and all shareholders in the United States that hold their shares through a U.S. bank or brokerage or other nominee receive a copy of the Logitech Invitation, Proxy Statement and Annual Report, or a notice that such documents are available. The Annual Report section of the document contains an overview of Logitech’s business in the fiscal year, audited financial statements for the group and the Company, the Report on Corporate Governance and other key financial and business information. The Invitation and Proxy Statement section of the document includes a description of the matters to be acted upon at the Annual General Meeting of Shareholders, a "Compensation Report for Fiscal Year 2026" on executive officer and Board of Directors member compensation, the Swiss Statutory Compensation Report, and other disclosures required under applicable Swiss and U.S. laws.
Logitech holds public conference calls after its quarterly earnings releases to discuss the results and present an opportunity for institutional analysts to ask questions to the Chief Executive Officer and Chief Financial Officer. Logitech also holds periodic analyst days where senior management present reviews of Logitech’s business. These events are webcast and remain available on Logitech’s Investor Relations website for a period of time after the events. Logitech senior management also regularly participates in institutional investor seminars and roadshows, many of which are also webcast.
Our Investor Relations website is located at http://ir.logitech.com. We post and maintain an archive of our earnings and other press releases, including ad hoc, current reports, annual and quarterly reports, earnings release schedule, information regarding annual general meetings, further information on corporate governance, and other information regarding the Company on the Investor Relations website. The information we post includes, and in the future will include, filings we make with the U.S. Securities and Exchange Commission, or SEC, including reports on Forms 10-K, 10-Q and 8-K, our proxy statement related to our annual shareholders’ meeting, including our "Compensation Report for Fiscal Year 2026" on executive officer and Board of Directors member compensation, the Swiss Statutory Compensation Report and any amendments to those reports or statements filed or furnished pursuant to U.S. securities laws or Swiss laws. All such filings and information are available free of charge on the website, and we make them available on the website as soon as reasonably possible after we file or furnish them with the SEC. The contents of these websites are not intended to be incorporated by reference into this report or in any other report or document we file and our references to these websites are intended to be inactive textual references only.
In addition, Logitech publishes press releases upon occurrence of significant events within Logitech. Shareholders and members of the public may elect to receive e-mails when Logitech issues press releases upon occurrence of significant events within Logitech or other press releases by subscribing through https://ir.logitech.com/home/default.aspx.
As a Swiss company traded on the SIX Swiss Exchange, and as a company subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended, we file reports on transactions in Logitech securities by members of Logitech’s Board of Directors and executive officers. The reports that we file with the SEC on Forms 3, 4 and 5 may be accessed on our website or on the SEC’s website at http://www.sec.gov, and the reports that we file that are published by the SIX Swiss Exchange may be accessed at:
https://www.ser-ag.com/en/resources/notifications-market-participants/management-transactions.html#/
For no charge, a copy of our annual reports and filings made with the SEC are available on our website and can be requested by contacting our Investor Relations department: Logitech Investor Relations, 3930 North First Street, San Jose, CA 95134, USA, Main +1-510-916-9842, e-mail: IR@logitech.com.

Annual Report Fiscal Year 2026	37

REPORT ON CORPORATE GOVERNANCE 2026
10. Global Quarterly Blackout Period
No director, officer or employee of Logitech, or any consultant or contractor with access to Logitech confidential information, may directly or through others trade in Logitech’s securities during the period starting on the 15th day of the last month of each fiscal quarter until the second day after our earnings are released to the public.
11.    Consolidated Subsidiaries
For the listing of consolidated subsidiaries as of March 31, 2026, please refer to the table in Note 4 of our Swiss Statutory Financial Statements included hereafter in the Annual Report under the heading “Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements.”

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LOGITECH INTERNATIONAL S.A.
CONSOLIDATED FINANCIAL STATEMENTS

Annual Report Fiscal Year 2026	39

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS

40	Annual Report Fiscal Year 2026

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
Statutory Auditor's Report
To the General Meeting of Logitech International S.A., Hautemorges
Report on the Audit of the Consolidated Financial Statements
Opinion

We have audited the consolidated financial statements of Logitech International S.A. and its subsidiaries (the Group), which comprise the consolidated balance sheets as of March 31, 2026 and 2025, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026, and 2025, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS), Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Group in accordance with the provisions of Swiss law, and the requirements of the United States of America and the Swiss audit profession that are relevant to audits of financial statements of public interest entities as well as those of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

ASSESSMENT OF THE ACCRUALS FOR CERTAIN CUSTOMER PROGRAMS
Key audit matters are those matters that were communicated with those charged with governance and, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Annual Report Fiscal Year 2026	41

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS

ASSESSMENT OF THE ACCRUALS FOR CERTAIN CUSTOMER PROGRAMS

Key Audit Matter	Our response
The Group recorded accrued Customer Program liabilities of $211.9 million as of March 31, 2026 for customer incentives, cooperative marketing, and pricing programs (collectively, Customer Programs). The Group records these accruals as a reduction of revenue at the time of sale. For certain of these accruals, the Group estimated the amount based on historical data or future commitments that are planned and controlled by the Group. The Group uses judgment in analyzing historical trends, inventories owned by and located at the customers, products sold by the direct customers to end customers or resellers, known product quality issues, negotiated terms, and other relevant customer and product information, such as stage of product life-cycle, which are expected to experience unusually high discounting.

A significant assumption used to estimate for Customer Programs accruals is that historical experience is predictive of Customer Programs’ earned amounts. Due to the inherent uncertainties related to the relevance of the predictive historical experience to the determination of the estimate, the testing required a high degree of auditor judgment and required increased audit consideration.	We have analyzed management’s processes and controls to estimate these accruals for Customer Programs. We evaluated the design and tested the operating effectiveness of certain internal controls related to the key audit matter. This included controls related to the Group assessment of whether historical experience is predictive of Customer Programs’ earned amounts and the Group’s validation of the underlying channel inventory data used to estimate the accruals for Customer Programs.

Furthermore, we have, amongst others, performed the following procedures:

- We assessed the historical experience used in estimating the accruals for certain Customer Programs using a combination of the Group’s internal historical information of sales, Customer Programs’ earned amounts and relevant and reliable third-party channel inventory and sell-through data.

- We evaluated the Group’s ability to estimate the accruals for certain Customer Programs by comparing recorded accruals from fiscal year 2025 to actual subsequent Customer Programs' earned amounts in fiscal year 2026.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements of the company, the compensation report and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or if the other information appears to be materially misstated.

If, based on the work we have performed, we conclude that an uncorrected material misstatement of this other information exists, we are required to describe it in our report. We have nothing to report in this regard.

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LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
Board of Directors’ Responsibilities for the Consolidated Financial Statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles and the provisions of Swiss law, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS, Swiss law and SA-CH will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment or economic decisions made by a reasonable user based on the consolidated financial statements.

As part of an audit in accordance with US GAAS, Swiss law, and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

–Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

–Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

–Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

–Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit of the Group. We remain solely responsible for our audit opinion.

We are required to communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters, including any significant deficiencies, that we identified during our audit.

Annual Report Fiscal Year 2026	43

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated to the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG AG

Clémence Laemmel	Nuray Altay-Sazpinar
Licensed Audit Expert Auditor in Charge	Licensed Audit Expert

Zurich, 21 May, 2026

KPMG AG, Badenerstrasse 172, CH-8036 Zurich

© 2026 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved

44	Annual Report Fiscal Year 2026

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
LOGITECH INTERNATIONAL S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended March 31,
	2026	2025	2024
Net sales	$4,840,761	$4,554,900	$4,298,467
Cost of goods sold	2,742,407	2,582,745	2,509,418
Amortization of intangible assets	7,017	9,554	11,028
Gross profit	2,091,337	1,962,601	1,778,021
Operating expenses:
Marketing and selling	816,604	814,414	730,310
Research and development	316,221	309,008	287,243
General and administrative	167,160	164,014	155,056
Amortization of intangible assets and acquisition-related costs	6,298	10,695	10,934
Impairment of intangible assets	—	—	3,526
Change in fair value of contingent consideration for business acquisition	—	—	(250)
Restructuring charges, net	9,860	9,615	3,866
Total operating expenses	1,316,143	1,307,746	1,190,685
Operating income	775,194	654,855	587,336
Interest income	48,246	54,997	50,636
Other income (expense), net	3,079	(2,980)	(16,376)
Income before income taxes	826,519	706,872	621,596
Provision for income taxes	115,332	75,343	9,453
Net income	$711,187	$631,529	$612,143

Net income per share:
Basic	$4.85	$4.17	$3.90
Diluted	$4.80	$4.13	$3.87

Weighted average shares used to compute net income per share:
Basic	146,775	151,322	156,776
Diluted	148,208	152,784	158,171
 The accompanying notes are an integral part of these consolidated financial statements.

Annual Report Fiscal Year 2026	45

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
LOGITECH INTERNATIONAL S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended March 31,
	2026	2025	2024
Net income	$711,187	$631,529	$612,143
Other comprehensive income (loss):
Currency translation gain (loss):
Currency translation gain (loss)	24,496	(14,705)	(3,078)
Defined benefit plans:
Net gain (loss) and prior service costs, net of taxes	3,271	(17,640)	(13,163)
Reclassification of amortization included in other income (expense), net	261	759	243
Hedging gain (loss):
Deferred hedging gain (loss), net of taxes	(8,214)	(703)	1,109
Reclassification of hedging loss (gain) included in cost of goods sold	13,321	(3,461)	3,964
Total other comprehensive income (loss)	33,135	(35,750)	(10,925)
Total comprehensive income	$744,322	$595,779	$601,218
 The accompanying notes are an integral part of these consolidated financial statements.

46	Annual Report Fiscal Year 2026

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
LOGITECH INTERNATIONAL S.A.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	March 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$1,741,546	$1,503,205
Accounts receivable, net	505,867	454,546
Inventories	489,948	503,747
Other current assets	177,895	131,211
Total current assets	2,915,256	2,592,709
Non-current assets:
Property, plant and equipment, net	116,454	113,858
Goodwill	465,417	463,230
Other intangible assets, net	12,386	24,630
Other assets	339,075	344,077
Total assets	$3,848,588	$3,538,504
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$530,983	$414,586
Accrued and other current liabilities	781,990	686,503
Total current liabilities	1,312,973	1,101,089
Non-current liabilities:
Income taxes payable	86,322	88,483
Other non-current liabilities	237,899	221,512
Total liabilities	1,637,194	1,411,084
Commitments and contingencies (Note 13)
Shareholders' equity:
Registered shares, CHF 0.25 par value Issued shares: 160,784 and 168,994 at March 31, 2026 and 2025, respectively	28,001	29,432
Additional paid-in capital	123,386	82,591
Shares in treasury, at cost Treasury shares: 17,282 and 20,485 shares at March 31, 2026 and 2025, respectively	(1,207,454)	(1,464,912)
Retained earnings	3,381,278	3,627,261
Accumulated other comprehensive loss	(113,817)	(146,952)
Total shareholders' equity	2,211,394	2,127,420
Total liabilities and shareholders' equity	$3,848,588	$3,538,504
 The accompanying notes are an integral part of these consolidated financial statements.

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LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
LOGITECH INTERNATIONAL S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net income	$711,187	$631,529	$612,143
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	64,139	59,664	63,065
Amortization of intangible assets	13,315	20,098	21,681
Impairment of intangible assets	—	—	3,526
Loss on investments	612	2,029	14,674
Share-based compensation expense	112,392	89,913	82,889
Deferred income taxes	29,822	56,543	(42,424)
Change in fair value of contingent consideration for business acquisition	—	—	(250)
Other	28	120	379
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net	(39,436)	69,979	91,519
Inventories	22,882	(80,501)	259,796
Other assets	(36,559)	23,970	10,760
Accounts payable	109,174	(31,627)	39,336
Accrued and other liabilities	49,651	840	(11,978)
Net cash provided by operating activities	1,037,207	842,557	1,145,116
Cash flows from investing activities:
Purchases of property, plant and equipment	(61,562)	(56,128)	(55,897)
Acquisitions, net of cash acquired	—	—	(14,424)
Purchases of deferred compensation investments	(10,479)	(6,600)	(11,571)
Proceeds from sales of deferred compensation investments	11,308	7,079	12,174
Other investing activities	(1,654)	(1,619)	(617)
Net cash used in investing activities	(62,387)	(57,268)	(70,335)
Cash flows from financing activities:
Payment of cash dividends	(233,059)	(207,853)	(182,305)
Payment of contingent consideration for business acquisition	—	(1,245)	(5,002)
Purchases of registered shares	(534,939)	(588,838)	(504,203)
Proceeds from exercises of stock options and purchase rights	38,320	36,405	32,197
Tax withholdings related to net share settlements of restricted stock units	(21,438)	(32,485)	(29,744)
Other financing activities	—	(3,344)	(1,116)
Net cash used in financing activities	(751,116)	(797,360)	(690,173)
Effect of exchange rate changes on cash and cash equivalents	14,637	(5,566)	(12,789)
Net increase (decrease) in cash and cash equivalents	238,341	(17,637)	371,819
Cash and cash equivalents at beginning of the period	1,503,205	1,520,842	1,149,023
Cash and cash equivalents at end of the period	$1,741,546	$1,503,205	$1,520,842

Supplementary Cash Flow Disclosures:
Non-cash investing and financing activities:
Property, plant and equipment purchased during the period and included in period end liability accounts	$13,573	$10,106	$11,451
Supplemental cash flow information:
Income taxes paid, net	$86,353	$67,484	$50,855
The accompanying notes are an integral part of these consolidated financial statements.

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LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS

LOGITECH INTERNATIONAL S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except per share amounts)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss
	Shares	Amount		Shares	Amount			Total
March 31, 2023	173,106	$30,148	$127,380	13,763	$(977,266)	$3,177,575	$(100,277)	$2,257,560
Total comprehensive income	—	—	—	—	—	612,143	(10,925)	601,218
Purchases of registered shares	—	—	—	7,100	(523,751)	—	—	(523,751)
Sale of shares upon exercise of stock options and purchase rights	—	—	(28,314)	(624)	60,511	—	—	32,197
Issuance of shares upon vesting of restricted stock units	—	—	(118,771)	(994)	89,027	—	—	(29,744)
Issuance of shares related to contingent consideration	—	—	102	(2)	143	—	—	245
Share-based compensation	—	—	83,127	—	—	—	—	83,127
Cash dividends ($1.19 per share)	—	—	—	—	—	(187,199)	—	(187,199)
March 31, 2024	173,106	$30,148	$63,524	19,243	$(1,351,336)	$3,602,519	$(111,202)	$2,233,653
Total comprehensive income	—	—	—	—	—	631,529	(35,750)	595,779
Purchases of registered shares	—	—	—	6,679	(588,028)	—	—	(588,028)
Sale of shares upon exercise of stock options and purchase rights	—	—	(10,588)	(492)	52,927	(5,934)	—	36,405
Issuance of shares upon vesting of restricted stock units	—	—	(60,422)	(833)	89,437	(61,500)	—	(32,485)
Cancellation of treasury shares	(4,112)	(716)	—	(4,112)	332,088	(331,372)	—	—
Share-based compensation	—	—	90,077	—	—	—	—	90,077
Cash dividends ($1.37 per share)	—	—	—	—	—	(207,981)	—	(207,981)
March 31, 2025	168,994	$29,432	$82,591	20,485	$(1,464,912)	$3,627,261	$(146,952)	$2,127,420
Total comprehensive income	—	—	—	—	—	711,187	33,135	744,322
Purchases of registered shares	—	—	—	6,167	(557,043)	—	—	(557,043)
Sale of shares upon exercise of stock options and purchase rights	—	—	(5,256)	(512)	43,576	—	—	38,320
Issuance of shares upon vesting of restricted stock units	—	—	(66,491)	(648)	58,760	(13,707)	—	(21,438)
Cancellation of treasury shares	(8,210)	(1,431)	—	(8,210)	712,165	(710,734)	—	—
Share-based compensation	—	—	112,542	—	—	—	—	112,542
Cash dividends ($1.58 per share)	—	—	—	—	—	(232,729)	—	(232,729)
March 31, 2026	160,784	$28,001	$123,386	17,282	$(1,207,454)	$3,381,278	$(113,817)	$2,211,394
 The accompanying notes are an integral part of these consolidated financial statements.

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LOGITECH INTERNATIONAL S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1—The Company
Logitech International S.A., together with its consolidated subsidiaries ("Logitech" or the "Company"), designs software-enabled hardware solutions that help businesses thrive and bring people together when working, creating, and gaming. As the point of connection between people and the digital world, the Company's mission is to extend human potential in work and play, in a way that is good for people and the planet.
The Company sells its products to a broad range of international customers, including direct sales to retailers, e-tailers, businesses large and small and end consumers through the Company's e-commerce platform, and indirect sales to end customers through distributors.
Logitech was founded in Switzerland in 1981 and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Hautemorges, Switzerland and headquarters in Lausanne, Switzerland, which conducts its business through subsidiaries in the Americas; Europe, the Middle East and Africa ("EMEA"); and Asia Pacific. Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange under the trading symbol LOGN and the Nasdaq Global Select Market under the trading symbol LOGI.
Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").
Fiscal Year
The Company's fiscal year ends on March 31. Interim quarters are generally thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods end on the last day of the calendar quarter.
Reference to Sales
References to "sales" in the Notes to the consolidated financial statements means net sales, except as otherwise specified.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Significant estimates and assumptions made by management involve the fair value of goodwill and intangible assets acquired from business acquisitions, pension obligations, accruals for customer incentives, cooperative marketing, and pricing programs ("Customer Programs") and related breakage when appropriate, inventory valuation, share-based compensation expense, uncertain tax positions, and valuation allowances for deferred tax assets. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results could differ materially from those estimates.

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Risks and Uncertainties
Impacts of Macroeconomic, Geopolitical, and Other Factors on the Company's Business
As the Company conducts operations globally, its business has continued to be impacted by ongoing macroeconomic and geopolitical conditions. These conditions include changes in inflation, interest rate and foreign currency fluctuations, uncertainty in consumer and enterprise demand, tariff and trade policies, memory chip availability, volatile energy prices and increased geopolitical tensions, including the armed conflicts in the Middle East.
In 2025, the United States introduced trade policy actions that increased import tariffs across a wide range of countries at various rates, with certain exemptions. In February 2026, the U.S. Supreme Court issued a decision invalidating certain tariffs previously imposed under the International Emergency Economic Powers Act. In May 2026, some companies began receiving notification from the U.S. Customs and Border Protection (CBP) that tariff refunds would be issued; however, the extent and timing of these tariff refunds remain uncertain. Following the U.S. Supreme Court ruling, the U.S. government introduced new temporary tariffs for a 150-day period beginning February 24, 2026. In May 2026, the U.S. Court of International Trade invalidated these temporary tariffs but they remain in place, subject to appeal. The U.S. government may pursue alternative trade measures, including under Sections 301 and 302 of U.S. trade laws, which could result in additional or replacement tariffs. U.S. tariff policies and international trade arrangements continue to evolve and have had, and may continue to have, a significant impact on the Company's results of operations.
The Company has also been affected by the increases in demand for memory chips and other components caused by the build out of new AI technologies and data centers, leading to a rise in prices for such components and some suppliers transitioning capacity away from certain components utilized in some of the Company's Video Collaboration products.
The global and regional macroeconomic, political, and other conditions have caused and may continue to cause volatility in demand for the Company's products, component availability, transit times and cost of the Company's products including cost of tariffs, materials, and logistics, and as a result, have impacted and may continue to impact the pricing of the Company's products, product availability and the Company's results of operations.
Currencies
The functional currency of the Company's operations is primarily the U.S. Dollar. Certain operations use the Euro, Chinese Renminbi, Swiss Franc, or other local currencies as their functional currencies. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. Dollar are translated to U.S. Dollars using period-end rates of exchange for assets and liabilities and monthly average rates for sales, income and expenses. Cumulative translation gains and losses are included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reported in other income (expense), net in the consolidated statements of operations.
Revenue Recognition
Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the transaction price the Company expects to receive in exchange for those goods or services.

Substantially all revenue recognized by the Company relates to the contracts with customers to sell products that allow people to connect through gaming, video, computing, music and other digital platforms. These products are hardware devices, which may include embedded software that function together, and are considered as one performance obligation. Hardware devices are generally plug and play, requiring no configuration and little or no installation. Revenue is recognized at a point in time when control of the products is transferred to the customer which generally occurs upon shipment. The Company’s sales contracts with its customers have a one year or shorter term.

The Company also provides post-contract customer support (“PCS”) for certain products and related software, which includes unspecified software updates and upgrades, bug fixes and maintenance. The transaction price is allocated to two performance obligations in such contracts, based on a relative standalone selling price. The

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transaction price allocated to PCS is recognized as revenue on a straight-line basis, which reflects the pattern of delivery of PCS, over the estimated term of the support.

The Company also recognizes revenue from subscription services that provide professional streamers with access to streaming software and tools as well as from Video Collaboration support services. These services represent stand-ready performance obligations. Payments for these services are made at the time of or in advance of delivering the services. The proceeds received in advance from such arrangements are recognized as deferred revenue and then recognized as revenue ratably over the service period up to five years.

See Note 8 for the current and non-current deferred revenue associated with the Company’s remaining performance obligations to be recognized within the next 12 months and thereafter, respectively.

The Company normally requires payment from customers within thirty to sixty days from the invoice date. However, terms may vary by customer type, by country and by selling season. The Company generally does not modify payment terms on existing receivables. The Company's contracts with customers do not include significant financing components as the period between the satisfaction of performance obligations and timing of payment are generally within one year.

The transaction price received by the Company from sales to its distributors, retail companies ("retailers"), and authorized resellers is calculated as selling price net of variable consideration which may include product returns and the Company’s payments for Customer Programs related to current period product revenue. The estimated impact of these programs is recorded as a reduction of transaction price or as an operating expense if the Company receives a distinct good or service from the customer and can reasonably estimate the fair value of that good or service received. Customer Programs require management to estimate the percentage of those programs which will not be claimed in the current period or will not be earned by customers, which is commonly referred to as "breakage." Breakage is estimated based on historical claim experience, the period in which customer claims are expected to be submitted, specific terms and conditions with customers and other factors. The Company accounts for breakage as part of variable consideration, subject to constraint, and records the estimated impact in the same period when revenue is recognized at the expected value. Assessing the period in which claims are expected to be submitted and the relevance of the historical claim experience require significant management judgment to estimate the breakage of Customer Programs in any accounting period.

The Company enters into cooperative marketing arrangements with many of its customers and with certain indirect partners, allowing customers to receive a credit equal to a set percentage of their purchases of the Company's products, or a fixed dollar amount for various marketing and incentive programs. The objective of these arrangements is to encourage advertising and promotional events to increase sales of the Company's products.

Customer incentive programs include consumer rebates and performance-based incentives. Consumer rebates are offered to the Company's customers and indirect partners at the Company's discretion for the primary benefit of end-users. In addition, the Company offers performance-based incentives to many of its customers and indirect partners based on predetermined performance criteria. At management's discretion, the Company also offers special pricing discounts to certain customers. Special pricing discounts are usually offered only for limited time periods or for sales of selected products to specific indirect partners.

Cooperative marketing arrangements and customer incentive programs are considered variable consideration, which the Company estimates and records as a reduction to revenue at the time of sale based on negotiated terms, historical experiences, forecasted incentives, anticipated volume of future purchases, and inventory levels in the channel.

The Company has agreements with certain customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. Management's decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors.

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Accruals for estimated expected future pricing actions and Customer Programs are recognized at the time of sale based on analyses of historical pricing actions by customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

Product return rights vary by customer. Estimates of expected future product returns qualify as variable consideration and are recorded as a reduction of the transaction price of the contract at the time of sale based on an analysis of historical return trends by customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information. The Company assesses the estimated asset for recovery value for impairment and adjusts the value of the asset for any impairment. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

Typically, variable consideration does not need to be constrained as estimates are based on predictive historical data or future commitments that are planned and controlled by the Company. However, the Company continues to assess variable consideration estimates such that it is probable that a significant reversal of revenue will not occur.

The Company regularly evaluates the adequacy of its estimates for Customer Programs and product returns. Future market conditions and product transitions may require the Company to take action to change such programs and related estimates. When the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, the Company would be required to increase or reduce revenue or operating expenses to reflect the impact. During the year ended March 31, 2026, changes to these estimates related to performance obligations satisfied in prior periods were not material.

Sales taxes and value-added taxes (“VAT”) collected from customers, if applicable, which are remitted to governmental authorities are not included in revenue, and are reflected as a liability on the consolidated balance sheets.
Shipping and Handling Costs
The Company's shipping and handling costs are included in the cost of goods sold in the consolidated statements of operations.
Contract Balances
The Company records accounts receivable from contracts with customers when it has an unconditional right to consideration, as accounts receivable, net, on the consolidated balance sheets.
The Company records contract liabilities when cash payments are received or due in advance of performance, primarily for implied support and subscriptions. Contract liabilities are included in accrued and other current liabilities and other non-current liabilities on the consolidated balance sheets.
Contract Costs
The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in marketing and selling expenses in the consolidated statements of operations. As of March 31, 2026 and 2025, the Company did not have any material deferred contract costs.
Research and Development Costs
Costs related to research, design and development of products, which consist primarily of personnel, product design and infrastructure expenses, are charged to research and development expense as they are incurred.

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Advertising Costs
Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue as they are incurred. Advertising costs paid or reimbursed by the Company to direct or indirect customers must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the payment is classified as a reduction of revenue. Advertising costs recorded as marketing and selling expense are expensed as incurred. Total advertising costs including those characterized as revenue deductions during fiscal years 2026, 2025 and 2024 were $410.9 million, $355.1 million and $325.3 million, respectively, out of which $54.1 million, $53.1 million, and $46.6 million, respectively, were included as operating expense in the consolidated statements of operations.
Cash Equivalents
The Company classifies all highly liquid instruments purchased, such as bank demand deposits, short-term time deposits, and U.S. Treasury securities, with an original maturity of three months or less at the date of purchase, to be cash equivalents. Cash equivalents are carried at cost, which approximates their fair value.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various creditworthy financial institutions and has a policy to limit exposure with any one financial institution, but is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured. The Company periodically assesses the credit risk associated with these financial institutions.
The Company sells to large distributors, retailers, and e-tailers and, as a result, maintains individually significant receivable balances with such customers.
The Company had the following customers that individually comprised 10% or more of its gross sales:

	Years Ended March 31,
	2026	2025	2024
Customer A	14%	14%	13%
Customer B	18%	19%	18%
Customer C	12%	12%	14%
The Company had the following customers that individually comprised 10% or more of its accounts receivable:

	March 31,
	2026	2025
Customer A	16%	14%
Customer B	23%	21%
Customer C	13%	10%
The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial conditions. The Company generally does not require collateral from its customers.

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Allowances for Doubtful Accounts
Allowances for doubtful accounts are maintained for expected credit losses resulting from the Company's customers' inability to make required payments. The allowances are based on the Company's regular assessment of various factors, including the credit-worthiness and financial condition of specific customers, historical experience with bad debts and customer deductions, receivables aging, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company's ability to collect from customers.
Inventories
Inventories are stated at the lower of cost and net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or net realizable value based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, historical sales and demand forecasts which consider the assumptions about future demand and market conditions. Inventory on hand which is not expected to be sold or utilized is considered excess, and the Company recognizes the write-down in cost of goods sold at the time of such determination. The write-down is determined by the excess of cost over net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the time of loss recognition, new cost basis per unit and lower-cost basis for that inventory are established and subsequent changes in facts and circumstances would not result in an increase in the cost basis.
The Company recorded liabilities arising from firm, non-cancelable, and unhedged inventory purchase commitments in excess of anticipated demand or net realizable value consistent with its valuation of excess and obsolete inventory. Such liability is included in accrued and other current liabilities on the consolidated balance sheets.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Additions and improvements are capitalized, and maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the preliminary project stage and post implementation stage are expensed, whereas direct costs incurred during the application development stage are capitalized.
Depreciation expense is recognized using the straight-line method. Plant and buildings are depreciated over estimated useful lives of twenty-five years, equipment over useful lives from three to five years, internal-use software over useful lives of three years, tooling over useful lives from six months to one year, and leasehold improvements over the lesser of the term of the lease or the estimated useful life of leasehold improvements.
When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in cost of goods sold or operating expenses, depending on the nature of the property and equipment.
Leases
The Company determines if an arrangement is a lease or contains a lease at contract inception. The Company determines if a lease is an operating or finance lease and recognizes right-of-use ("ROU") assets and lease liabilities upon lease commencement. Operating lease ROU assets are included in other assets, short-term lease liabilities are included in accrued and other current liabilities, and long-term lease liabilities are included in other non-current liabilities on the Company's consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet. For the Company's operating leases, the Company accounts for the lease component and related non-lease component as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at lease commencement date. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate as the discount rate for the leases. The Company's incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under

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similar terms. Because the Company does not generally borrow on a collateralized basis, it uses its understanding of what its collateralized credit rating would be as an input to deriving an appropriate incremental borrowing rate. The operating lease ROU assets include prepaid lease payments and exclude lease incentives.
Intangible Assets
The Company's intangible assets include goodwill and intangible assets with finite lives, which primarily include acquired technology and customer contracts and related relationships. Intangible assets with finite lives are carried at cost and amortized using the straight-line method over their useful lives ranging from one to ten years.
Impairment of Long-Lived Assets
The Company reviews long-lived assets, such as property and equipment, and finite-lived intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of long-lived assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to its fair value, which is determined based on the asset's projected discounted cash flows or appraised value, depending on the nature of the asset. For purposes of recognition of impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable.
Impairment of Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The Company conducts a goodwill impairment analysis annually at December 31 or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. Significant judgments are involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.
In reviewing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. The Company also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether the Company chooses to perform the qualitative assessment or proceeds directly to the quantitative impairment test. The Company operates as one reporting unit. For the year ended March 31, 2026, the Company elected to perform a qualitative assessment and concluded that it was more likely than not that the fair value of its reporting unit exceeds its carrying amount.
Income Taxes
The Company provides for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences resulting from differing treatment of items for tax and financial reporting purposes, and for operating losses and tax credit carryforwards. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes. The Company records a valuation allowance to reduce deferred tax assets to amounts management believes are more likely than not to be realized.
The Company's assessment of uncertain tax positions requires that management makes estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company's estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have an impact on the Company's income tax provision and its results of operations.

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Fair Value of Financial Instruments
The carrying value of certain of the Company's financial instruments, including cash equivalents, accounts receivable and accounts payable approximates their fair value due to their short maturities.
The Company's investment securities portfolio consists of bank demand deposits, short-term time deposits, and U.S. Treasury securities with an original maturity of three months or less and marketable securities (money market and mutual funds) related to a deferred compensation plan.
The Company's investments related to the deferred compensation plan are reported at fair value based on quoted market prices. The marketable securities related to the deferred compensation plan are classified as non-current investments, as they are intended to fund the deferred compensation plan's long-term liability. Participants in the deferred compensation plan may select the mutual funds in which their compensation deferrals are invested within the confines of the Rabbi Trust which holds the marketable securities. These securities are recorded at fair value based on quoted market prices. Earnings, gains and losses on deferred compensation investments are included in other income (expense), net in the consolidated statements of operations.
The Company also holds certain non-marketable investments that are accounted for as equity method investments and included in other assets in the consolidated balance sheets. In addition, the Company has certain equity investments without readily determinable fair values due to the absence of quoted market prices, the inherent lack of liquidity, and the fact that inputs used to measure fair value are unobservable and require management's judgment. The Company elected the measurement alternative to record these investments at cost and to adjust for impairments and observable price changes resulting from transactions with the same issuer within the statements of operations.
Net Income per Share
Basic net income per share is computed by dividing net income by the weighted average outstanding shares. Diluted net income per share is computed using the weighted average outstanding shares and dilutive share equivalents. Dilutive share equivalents consist of share-based awards, including stock options, purchase rights under employee share purchase plan, and restricted stock units.
The dilutive effect of in-the-money share-based compensation awards is calculated based on the average share price for each fiscal period using the treasury stock method.
Share-Based Compensation Expense
Share-based compensation expense includes compensation expense for share-based awards granted based on the grant date fair value. The grant date fair value for stock options and stock purchase rights is estimated using the Black-Scholes-Merton option-pricing valuation model. The grant date fair value of service-based restricted stock units ("RSUs") is calculated based on the market price on the date of grant, reduced by estimated dividend yield prior to vesting. The grant date fair value of restricted stock units which vest upon meeting certain market- and performance-based conditions ("PSUs") is estimated using the Monte-Carlo simulation method including the effect of the market condition. Share-based compensation expense is recognized ratably over the respective requisite service periods of the awards and forfeitures are accounted for when they occur. For PSUs, the Company recognizes compensation expense using its estimate of probable outcome at the end of the performance period (i.e., the estimated performance against the performance targets). The Company periodically adjusts the cumulative share-based compensation expense recorded when the probable outcome for the PSUs is updated based upon changes in actual and forecasted financial results.
Product Warranty
All of the Company's products are covered by standard warranty to be free from defects in material and workmanship for periods ranging from one year to three years. The warranty period varies by product and by region. The Company’s standard warranty does not provide a service beyond assuring that the product complies with agreed-upon specifications and is not sold separately. The standard warranty the Company provides qualifies as an assurance warranty and is not treated as a separate performance obligation. The Company estimates cost of product warranties at the time the related revenue is recognized based on historical warranty claim rates, historical costs, and knowledge of specific product failures that are outside of the Company's typical experience. The Company accrues a

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warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of the warranty obligation. Each quarter, the Company re-evaluates its estimates to assess the adequacy of recorded warranty liabilities. When the Company experiences changes in warranty claim activity or costs associated with fulfilling those claims, the warranty liability is adjusted accordingly.
Comprehensive Income (Loss)
Comprehensive income (loss) is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is comprised of currency translation adjustments from those entities not using the U.S. Dollar as their functional currency, net deferred gains and losses and prior service costs and credits for defined benefit pension plans, and net deferred gains and losses on hedging activity.
Treasury Shares
The Company periodically repurchases shares in the market at fair value. Shares repurchased are recorded at cost as a reduction of total shareholders' equity. Treasury shares held may be reissued to satisfy the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and acquisitions, or may be canceled with shareholder approval. Treasury shares that are reissued are accounted for using the first-in, first-out basis.
When treasury shares are reissued, gains from re-issuance of treasury shares are credited to additional paid-in capital while losses from re-issuance of treasury shares are charged to additional paid-in capital to the extent that there are previously recorded gains to offset the losses, otherwise charged to retained earnings in the consolidated balance sheets. When treasury shares are canceled, the Company deducts the par value from registered shares and reflects the excess of share repurchase cost over par value as a reduction to retained earnings.
Derivative Financial Instruments
The Company enters into foreign exchange forward and swap contracts to reduce the short-term effects of currency fluctuations on certain foreign currency receivables or payables denominated in currencies other than the functional currencies of its subsidiaries. Gains or losses from changes in the fair value of these contracts that offset transaction losses or gains on foreign currency receivables or payables are recognized immediately and included in other income (expense), net in the consolidated statements of operations.
The Company enters into cash flow hedge contracts, including foreign currency forward contracts and foreign currency option contracts, to hedge against exposure to changes in currency exchange rates related to its forecasted inventory purchases. Gains and losses for changes in the fair value of the effective portion of the Company's foreign exchange contracts related to forecasted inventory purchases are deferred as a component of accumulated other comprehensive gain (loss) until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold.
Restructuring Charges
The Company's restructuring charges consist of employee severance, one-time termination benefits and ongoing benefits related to the reduction of its workforce, and other costs. Liabilities for costs associated with a restructuring activity are measured at fair value and are recognized when the liability is incurred, as opposed to when management commits to a restructuring plan. One-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Ongoing benefits are expensed when restructuring activities are probable and the benefit amounts are estimable. Other costs primarily consist of legal, consulting, and other costs related to employee terminations, and are expensed when incurred. Termination benefits are calculated based on regional benefit practices and local statutory requirements.

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Recent Accounting Pronouncements Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual period presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. The Company adopted this ASU in its fiscal year 2026 annual financial statements and applied the standard prospectively. See Note 7 for additional information.
New Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires all public entities to disclose in the notes to the financial statements the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each expense caption of the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 can be applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements and related disclosures.
In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides a practical expedient that permits entities to assume that current conditions as of the balance sheet date will remain unchanged over the remaining life of current accounts receivable and current contract assets when estimating the expected credit losses. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. ASU 2025-05 should be applied on a prospective basis. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its consolidated financial statements or related disclosures.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 updates the cost capitalization threshold for internal-use software development costs by removing all references to software project development stages and providing new guidance on how to evaluate whether the probable-to-complete recognition threshold has been met. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted. ASU 2025-06 can be applied on a prospective basis, with retrospective or modified retrospective application permitted. The Company is currently evaluating the impact of ASU 2025-06 on its consolidated financial statements and related disclosures.

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Note 3—Net Income Per Share
The following table summarizes the computations of basic and diluted net income per share for fiscal years 2026, 2025 and 2024 (in thousands except per share amounts):

	Years Ended March 31,
	2026	2025	2024
Net income	$711,187	$631,529	$612,143

Shares used in net income per share computation:
Weighted average shares outstanding - basic	146,775	151,322	156,776
Effect of potentially dilutive equivalent shares	1,433	1,462	1,395
Weighted average shares outstanding - diluted	148,208	152,784	158,171

Net income per share:
Basic	$4.85	$4.17	$3.90
Diluted	$4.80	$4.13	$3.87
Share equivalents attributable to outstanding stock options, restricted stock units and employee share purchase plans ("ESPP") totaling 0.5 million, 0.7 million, and 1.1 million shares during fiscal years 2026, 2025 and 2024, respectively, were excluded from the calculation of diluted net income per share because their effect would have been antidilutive. A small number of PSUs were not included in the dilutive net income per share calculation in fiscal years 2025 and 2024 because all necessary conditions had not been satisfied, and those shares were not issuable if the end of the reporting period were the end of the performance contingency period.
Note 4—Employee Stock-Based Compensation
As of March 31, 2026, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), as amended and restated ("2006 ESPP"), the 1996 Employee Share Purchase Plan (U.S.), as amended and restated ("1996 ESPP"), and the 2006 Stock Incentive Plan ("2006 Plan") as amended and restated. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury stock.
Under the 1996 ESPP and 2006 ESPP plans, eligible employees may purchase shares at the lower of 85% of the fair market value at the beginning or the end of each offering period, which is generally six months. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. An aggregate of 29.0 million shares were reserved for issuance under the 1996 and 2006 ESPP plans. As of March 31, 2026, a total of 2.4 million shares were available for new awards under these plans.
The 2006 Plan provides for the grant to eligible employees and non-employee directors of stock options, stock appreciation rights, and restricted stock units. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance and market vesting criteria. The 2006 Plan, as amended, has no expiration date. On June 29, 2022, the Board authorized 3.3 million additional shares for issuance under the 2006 Plan. An aggregate of 33.8 million shares were reserved for issuance under the 2006 Plan. As of March 31, 2026, a total of 6.7 million shares were available for new awards under this plan.
Stock options granted to employees under the 2006 Plan have terms not exceeding ten years and are issued at exercise prices not less than the fair market value on the date of grant.
Service-based restricted stock units ("RSUs") granted to employees under the 2006 Plan generally vest in four equal annual installments on the grant date anniversary. RSUs granted to non-executive board members under the 2006 Plan vest on the grant date anniversary, or earlier on the date of the next annual general meeting following the grant date if the non-executive board member is not re-elected as a director at the annual general meeting.
Restricted stock units with certain market- and performance-based conditions ("PSUs") granted to employees under the 2006 Plan generally vest at the end of the three-year performance period upon meeting predetermined financial metrics over three years, with the number of shares to be received upon vesting determined based on

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constant currency revenue growth rate, adjusted operating income (loss) and the Company's total shareholder return ("TSR") relative to the performance of companies in the Russell 3000 Index over the same three years period.
The following table summarizes share-based compensation expense and total income tax benefit recognized for fiscal years 2026, 2025 and 2024 (in thousands):

	Years Ended March 31,
	2026	2025	2024
Cost of goods sold	$10,631	$10,021	$8,004
Marketing and selling	42,506	40,378	35,780
Research and development	22,904	20,180	17,836
General and administrative	36,351	19,334	21,269
Total share-based compensation expense	112,392	89,913	82,889
Income tax benefit	(20,721)	(20,148)	(15,305)
Total share-based compensation expense, net of income tax benefit	$91,671	$69,765	$67,584
The income tax benefit in the respective periods primarily consisted of tax benefits related to the share-based compensation expense for the period and direct tax benefit realized, including net excess tax benefits recognized from share-based awards vested or exercised during the period.
Share-based compensation costs capitalized as part of inventory were $8.4 million, $7.6 million, and $6.3 million for the fiscal year ended March 31, 2026, 2025 and 2024, respectively.
As of March 31, 2026, there was $151.6 million of total future stock-based compensation cost to be recognized over a weighted-average period of 2.3 years.
The estimates of share-based compensation expense require a number of complex and subjective assumptions including stock price volatility, employee exercise patterns, probability of achievement of the set performance condition, dividend yield, related tax effects and the selection of an appropriate fair value model.
The grant date fair value of the ESPP using the Black-Scholes-Merton option-pricing valuation model and the grant date fair value of the PSUs using the Monte-Carlo simulation method are determined with the following assumptions:

	Employee Stock Purchase Plans
	Years Ended March 31,
	2026	2025	2024
Expected dividend rate	1.79%	1.35%	1.61%
Risk-free interest rate	3.90%	4.71%	5.36%
Expected volatility	38%	29%	33%
Expected term (years)	0.5	0.5	0.5
Weighted average grant date fair value per share	$23.10	$21.74	$19.02

PSUs	Years Ended March 31,
	2026	2025	2024
Expected dividend rate	1.63%	1.41%	1.90%
Risk-free interest rate	3.90%	4.55%	3.83%
Expected volatility	37%	38%	41%
Expected term (years)	3.0	3.0	3.0

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The expected dividend rate assumption is based on the Company's history and future expectations of dividend payouts. Unvested stock-awards are not eligible for these dividends. The expected term is based on the purchase offerings periods expected to remain outstanding for employee stock purchase plan or the performance period for PSUs. Expected volatility is based on historical volatility using the Company's daily closing prices, or including the volatility of components of the Russell 3000 Index for PSUs, over the expected term. The Company considers the historical price volatility of its shares as most representative of future volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues for the expected term of the Company's share-based awards.
For PSUs, the Company estimates the probability and timing of the achievement of the set performance condition at the time of the grant based on the historical financial performance and the financial forecast in the remaining performance period and reassesses the probability in subsequent periods when actual results or new information become available.
A summary of the Company's stock option activities under all stock plans for fiscal years 2026, 2025 and 2024 is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)		(Years)	(In thousands)
Outstanding, March 31, 2023	1,120
Exercised	(181)			$6,160
Forfeited	(176)
Outstanding, March 31, 2024	763
Exercised	(111)			$1,483
Forfeited	(65)
Outstanding, March 31, 2025	587	$64	5.3	$11,768
Exercised	(129)	$67		$4,371
Outstanding, March 31, 2026	458	$64	4.7	$12,500
Vested and exercisable, March 31, 2026	458	$64	4.7	$12,500

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A summary of the Company's RSU and PSU activities for fiscal years 2026, 2025 and 2024 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value	Aggregate Fair Value
	(In thousands)		(In thousands)
Outstanding, March 31, 2023	3,456	$66
Granted—RSUs	1,396	$59
Granted—PSUs	457	$67
Vested	(1,200)		$92,340
Forfeited	(631)
Outstanding, March 31, 2024	3,478	$65
Granted—RSUs	931	$93
Granted—PSUs	281	$91
Vested	(1,172)		$113,553
Forfeited	(462)
Outstanding, March 31, 2025	3,056	$73
Granted—RSUs	1,017	$84
Granted—PSUs	275	$90
Vested	(895)	$72	$78,466
Forfeited	(512)	$72
Outstanding, March 31, 2026	2,941	$79
The shares outstanding as of March 31, 2026 above include 0.7 million shares of PSUs. The Company presents the number of PSUs and weighted-average grant date fair value at 100 percent of the performance target; however, the aggregate fair value of shares vested is based on the actual number of PSUs vested according to achievement of the financial metrics over the performance period.
Note 5—Employee Benefit Plans
Defined Benefit Plans
Certain subsidiaries of the Company sponsor defined benefit pension plans or non-retirement post-employment benefits covering substantially all of their employees. Benefits are provided based on employees' years of service and earnings, or in accordance with applicable employee benefit regulations. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.
The Company recognizes the overfunded or underfunded status of defined benefit pension plans and non-retirement post-employment benefit obligations as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status of defined benefit pension plans in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of shareholders' equity. Each plan's assets and benefit obligations are generally remeasured as of March 31 each year.

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The net periodic benefit cost of the defined benefit pension plans and the non-retirement post-employment benefit obligations for fiscal years 2026, 2025 and 2024 was as follows (in thousands):

	Years Ended March 31,
	2026	2025	2024
Service costs	$13,708	$11,875	$11,479
Interest costs	3,564	3,298	3,844
Expected return on plan assets	(9,674)	(7,671)	(6,950)
Amortization:
Net prior service cost (credit) recognized	(658)	309	(500)
Net actuarial loss (gain) recognized	919	450	(179)
Settlement loss	1,881	—	922
Total net periodic benefit cost	$9,740	$8,261	$8,616
The components of net periodic benefit cost other than the service cost component are included in other income (expense), net, in the consolidated statements of operations.
The changes in projected benefit obligations for fiscal years 2026 and 2025 were as follows (in thousands):

	Years Ended March 31,
	2026	2025
Projected benefit obligations, beginning of the year	$259,141	$213,477
Service costs	13,708	11,875
Interest costs	3,564	3,298
Plan participant contributions	7,088	6,676
Actuarial loss	2,216	13,691
Benefits paid	(3,475)	(10,578)
Transfer of prior vested benefits	7,416	15,301
Plan amendments	—	909
Settlement	(18,255)	—
Administrative expense paid	(174)	(157)
Currency exchange rate changes	24,415	4,649
Projected benefit obligations, end of the year	$295,644	$259,141
The accumulated benefit obligation for all defined benefit pension plans as of March 31, 2026 and 2025 was $262.6 million and $227.7 million, respectively.
Actuarial loss for fiscal year 2025, related to changes in the Company’s pension benefit obligation, was primarily driven by fluctuations in the discount rate. In fiscal year 2026, actuarial loss was not material.

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The changes in the fair value of plan assets for fiscal years 2026 and 2025 were as follows (in thousands):

	Years Ended March 31,
	2026	2025
Fair value of plan assets, beginning of the year	$201,459	$170,640
Actual return on plan assets	9,386	5,076
Employer contributions	10,544	10,351
Plan participant contributions	7,088	6,676
Benefits paid	(3,475)	(10,578)
Transfer of prior vested benefits	7,416	15,301
Settlement	(18,255)	—
Administrative expenses paid	(174)	(157)
Currency exchange rate changes	19,842	4,150
Fair value of plan assets, end of the year	$233,831	$201,459
The Company's investment objectives are to ensure that the assets of its defined benefit plans are invested to provide an optimal rate of investment return on the total investment portfolio, consistent with the assumption of a reasonable risk level, and to ensure that pension funds are available to meet the plans' benefit obligations as they become due. The Company believes that a well-diversified investment portfolio will result in the highest attainable investment return with an acceptable level of overall risk. Investment strategies and allocation decisions are also governed by applicable governmental regulatory agencies. The Company's investment strategy with respect to its largest defined benefit plan, which is available only to Swiss employees, is to invest per the following allocation: 33% in equities, 28% in bonds, 28% in real estate, 4% in cash and cash equivalents and the remaining in other investments. The Company can invest in real estate funds, commodity funds, and hedge funds depending upon economic conditions.
The following tables present the fair value of the defined benefit pension plan assets by major categories and by levels within the fair value hierarchy as of March 31, 2026 and 2025 (in thousands):

	March 31,
	2026			2025
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and cash equivalents	$26,588	$—	$26,588	$21,202	$—	$21,202
Equity securities	80,223	—	80,223	60,867	—	60,867
Debt securities	52,819	—	52,819	50,178	—	50,178
Real estate funds	31,979	19,443	51,422	44,906	6,833	51,739
Hedge funds	—	13,556	13,556	—	8,994	8,994
Other	8,721	502	9,223	8,005	474	8,479
Total fair value of plan assets	$200,330	$33,501	$233,831	$185,158	$16,301	$201,459
The funded status of the plans was as follows (in thousands):

	Years Ended March 31,
	2026	2025
Fair value of plan assets	$233,831	$201,459
Less: projected benefit obligations	295,644	259,141
Underfunded status	$(61,813)	$(57,682)

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Amounts recognized on the balance sheets for the plans were as follows (in thousands):

	March 31,
	2026	2025
Current liabilities	$2,036	$1,728
Non-current liabilities	59,777	55,954
Total liabilities	$61,813	$57,682
Amounts recognized in accumulated other comprehensive income (loss) related to defined benefit pension plans were as follows (in thousands):

	March 31,
	2026	2025
Net prior service credits	$218	$820
Net actuarial loss	(22,709)	(22,696)
Accumulated other comprehensive loss	(22,491)	(21,876)
Deferred taxes	747	(3,400)
Accumulated other comprehensive loss, net of tax	$(21,744)	$(25,276)
The actuarial assumptions for the defined benefit plans were as follows:

Years Ended March 31,
	2026	2025
Benefit Obligations:
Discount rate	1.10%- 6.75%	1.20% - 6.50%
Estimated rate of compensation increase	2.00% - 10.00%	2.00% - 10.00%
Cash balance interest credit rate	0.75% - 1.75%	0.75% - 1.75%

Years Ended March 31,
	2026	2025	2024
Net Periodic Costs:
Discount rate	1.20% - 6.50%	1.50% - 7.00%	1.50% - 7.25%
Estimated rate of compensation increase	2.00% - 10.00%	2.25% - 10.00%	2.25% - 10.00%
Expected average rate of return on plan assets	1.00% - 4.50%	1.00% - 5.25%	0.50% - 4.50%
Cash balance interest credit rate	0.75% - 1.75%	0.50% - 1.75%	0.50% - 1.75%
The discount rate is estimated based on corporate bond yields or securities of similar quality in the respective country, with a duration approximating the period over which the benefit obligations are expected to be paid. The Company bases the compensation increase assumptions on historical experience and future expectations. The expected average rate of return for the Company's defined benefit pension plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid, based on government bond notes in the respective country, adjusted for corporate risk premiums as appropriate.

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The following table reflects the benefit payments that the Company expects the plans to pay in the periods noted (in thousands):

Years Ending March 31,
2027	$20,309
2028	$17,109
2029	$16,841
2030	$17,194
2031	$16,247
2032-2036	$89,012
The Company expects to contribute $8.4 million to its defined benefit pension plans during fiscal year 2027.
Defined Contribution Plans
Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for fiscal years 2026, 2025 and 2024, were $15.7 million, $13.7 million and $14.4 million, respectively.
Deferred Compensation Plan
One of the Company's subsidiaries offers a deferred compensation plan that permits eligible employees to make 100% vested salary and incentive compensation deferrals within established limits. The Company does not make contributions to the plan.
The deferred compensation plan's assets consist of marketable securities and are included in other assets on the consolidated balance sheets. The marketable securities were recorded at a fair value of $30.5 million and $29.0 million as of March 31, 2026 and 2025, respectively, based on quoted market prices (see Note 9). The Company also had deferred compensation liability of $30.5 million and $29.0 million, which are included in other non-current liabilities on the consolidated balance sheets as of March 31, 2026 and 2025, respectively. Earnings, gains and losses on deferred compensation investments are included in other income (expense), net (see Note 6) and corresponding changes in deferred compensation liability are included in operating expenses and cost of goods sold in the consolidated statements of operations.
Note 6—Other Income (Expense), Net
Other income (expense), net, comprises the following (in thousands):

	Years Ended March 31,
	2026	2025	2024
Investment gain related to the deferred compensation plan	$3,714	$2,131	$4,320
Currency exchange loss, net	(3,733)	(6,401)	(8,770)
Loss on investments, net (1)	(612)	(2,029)	(14,674)
Non-service cost net pension income and other (2)	3,710	3,319	2,748
Other income (expense), net	$3,079	$(2,980)	$(16,376)
(1) Includes unrealized gain (loss) from the change in fair value of investments, income (loss) on equity-method investments, and impairment of investments during the periods presented, as applicable (see Note 9).
(2) Includes the components of net periodic benefit cost of defined benefit plans other than the service cost component (see Note 5).

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Note 7—Income Taxes
The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company's income before taxes and the provision for income taxes is generated outside of Switzerland.
Income from continuing operations before income taxes for fiscal years 2026, 2025 and 2024 is summarized as follows (in thousands):

	Years Ended March 31,
	2026	2025	2024
Swiss	$550,787	$492,941	$502,291
Non-Swiss	275,732	213,931	119,305
Income before taxes	$826,519	$706,872	$621,596
The provision for income taxes is summarized as follows (in thousands):

	Years Ended March 31,
	2026	2025	2024
Current:
Swiss	$54,644	$(14,673)	$26,833
Non-Swiss	30,866	33,473	25,044
Deferred:
Swiss	38,192	45,283	(47,517)
Non-Swiss	(8,370)	11,260	5,093
Provision for income taxes	$115,332	$75,343	$9,453

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The following table is presented in accordance with ASU 2023-09, which the Company adopted in fiscal year 2026. The Company has adopted this standard prospectively. See Note 2 for additional information. The difference between the provision for income taxes and the expected tax provision at the Swiss statutory income tax rate of 8.5% for the current period is reconciled below (in thousands):

	Year Ended March 31,
	2026	As a percent
Pretax book income at Statutory rate	$70,250	8.5%
Domestic federal reconciling items:
Federal Tax Deduction	(4,436)	(0.5)%
Participation Exemption	(33,617)	(4.1)%
Domestic state and local income taxes:
Vaud	43,812	5.3%
Zurich	415	0.1%
Domestic other, net	4,213	0.5%
Foreign reconciling items:
U.S.:
Statutory tax rate difference between United States and Switzerland	13,948	1.7%
Foreign derived intangible income	(4,192)	(0.5)%
State tax expense, net of federal benefit	4,189	0.5%
Tax credits	(6,022)	(0.7)%
Non-deductible executive compensation	4,314	0.5%
Other, net	346	—%
China:
Statutory tax rate difference between China and Switzerland	8,931	1.1%
Other, net	118	—%
Hong Kong - Tax exempt dividends	(7,402)	(0.9)%
Other foreign jurisdictions	45,138	5.5%
Changes in unrecognized tax benefits	(24,673)	(3.0)%
Effective Tax Rate	$115,332	14.0%
The effective income tax rate in 2026 includes the tax effect of the expiration of statutes of limitation of uncertain tax positions and non-taxable dividend distributions, offset by foreign earnings taxed at different rates than the statutory rate.

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The difference between the provision for income taxes and the expected tax provision at the Swiss statutory income tax rate of 8.5% is reconciled for prior periods as previously disclosed prior to the adoption of ASU 2023-09 (in thousands):

	Years Ended March 31,
	2025	2024
Expected tax provision at statutory income tax rates	$60,084	$52,836
Income taxes at different rates	68,212	47,595
Research and development tax credits	(6,797)	(9,738)
Swiss Tax Benefits	—	(50,051)
Executive compensation	980	407
Stock-based compensation	(2,162)	4,019
Deferred tax effects from TRAF	—	(33,926)
Valuation allowance	1,000	4,780
Restructuring credits	(817)	—
Unrecognized tax benefits/ Audit resolution and statute lapse	(43,333)	11,535
FDII deduction	(1,424)	(18,675)
Other, net	(400)	671
Provision for income taxes	$75,343	$9,453
The effective income tax rate in 2025 includes the tax effect of audit resolutions and the expiration of statutes of limitation of uncertain tax positions totaling $53.3 million, offset by the increase to unrecognized tax benefits in 2025 of $10.0 million. The effective tax rate in 2024 includes the discrete tax benefits recognized in fiscal year 2024 for the benefit of future Swiss tax deductions, the remeasurement of the tax basis of goodwill under TRAF (as defined below), FDII (as defined below) incentive provided by the Tax Cuts and Jobs Act and remeasurement of the Company's Swiss deferred tax assets due to a change in tax rate.
On March 28, 2024, the Swiss canton of Vaud confirmed a future tax benefit to be recognized for ten years. This resulted in the Company recording an income tax benefit of $50.1 million during the fiscal year ended March 31, 2024, which will be utilized over a ten-year period.
The canton of Vaud completed the legislative process to enact the Swiss Federal Act on Tax Reform and AHV Financing (“TRAF”), a reform to better align the Swiss tax system to international tax standards on March 20, 2020 that took effect as of January 1, 2020. In March 2020, the Company increased the tax basis of goodwill, as a transition measure under TRAF, to be amortized over ten years beginning on January 1, 2020. During the fiscal year ended March 31, 2024, the Company remeasured the tax basis of goodwill under TRAF, which resulted in an income tax benefit of $25.1 million, net of assessment for uncertain tax positions. The remeasurement of the step-up will be amortized over the remaining ten-year amortization period.
On December 29, 2023, a change to the cantonal tax legislation was published. According to the law approved by the Vaud parliament, a progressive scale will be applicable for cantonal tax purposes resulting in an increase from the then current tax rate of 13.61% to 14.28% effective fiscal year 2025. The increase in tax rate resulted in a tax benefit of $5.1 million due to a remeasurement of the Company's Swiss deferred tax assets in the fiscal year ended March 31, 2024.
The Tax Cuts and Jobs Act enacted Section 250, which provides for a deduction with respect to Global Intangible Low-Taxed Income ("GILTI") and Foreign-Derived Intangible Income ("FDII") in the U.S. The application of this tax incentive is inherently complex. During the fiscal year ended March 31, 2024, the Company analyzed the applicability of FDII and determined that this tax incentive applies to fiscal years 2021, 2022 and 2023. As a result, the Company realized a tax benefit of $18.7 million related to FDII. The Company has also concluded that any GILTI tax since the enactment of Tax Cuts and Jobs Act is immaterial.

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On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law in the United States and most relevant provisions will be effective for the Company beginning in fiscal year 2027. The OBBBA includes numerous provisions that affect corporate taxation, impacting areas such as R&D expensing, bonus depreciation, and international tax provisions. The Company has reviewed the provisions of the OBBBA to determine the potential impact on the Company's financial statements. Based on this review, and considering the Company's current tax position and operations, at this time the Company does not expect the OBBBA to have a material impact on its income taxes, including current and deferred tax balances and the effective tax rate.
For the fiscal year ended March 31, 2026, the Company assessed its exposure to the OECD Pillar Two global minimum tax rules. The Company has determined that, for the fiscal year 2026, most jurisdictions in which it operates should qualify for the transitional Country-by-Country Reporting ("CbCR") safe harbor, as outlined in the OECD Administrative Guidance and enacted domestic legislation. The Company's CbCR has been prepared in accordance with the requirements for a Qualified CbCR, using qualified financial statements. Based on this data, most jurisdictions continue to meet safe harbor qualifications at 16% tax rates, and therefore, the Company is only required to perform a detailed Pillar Two top-up tax calculation for limited jurisdictions. The estimated top up tax for fiscal year 2026 is de minimis.

On January 5, 2026, the OECD released an Administrative Guidance package. This package includes a “Side-by-Side” System designed to align the U.S. tax regime with Pillar Two for U.S.-parented multinational groups, effective for tax years beginning on or after January 1, 2026. As the Company is a non-U.S. headquartered multinational, the “Side-by-Side” System itself does not apply to the Company’s tax profile. However, the broader guidance package also introduces a new permanent safe harbor (to replace the transitional CbCR safe harbor for fiscal years beginning in 2027) and a one-year extension of the transitional CbCR safe harbor that may potentially impact the Company’s Pillar Two compliance and reporting. The Company continues to monitor these developments but does not expect a material change to its Pillar Two liability.
Deferred income tax assets and liabilities consist of the following (in thousands):

	March 31,
	2026	2025
Deferred tax assets:
Tax attributes carryforward	$42,408	$43,536
Future tax deduction from Swiss Tax Benefits	50,630	48,267
Accruals	67,963	72,114
Tax step-up of goodwill from TRAF	73,512	86,519
Share-based compensation	20,228	15,411
Gross deferred tax assets	254,741	265,847
Valuation allowance	(36,922)	(36,537)
Deferred tax assets after valuation allowance	$217,819	$229,310
Deferred tax liabilities:
Acquired intangible assets and other	$(23,975)	$(27,788)
Deferred tax liabilities	(23,975)	(27,788)
Deferred tax assets, net	$193,844	$201,522
Management regularly assesses the ability to realize deferred tax assets recorded in the Company's entities based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.
The Company had a valuation allowance against deferred tax assets of $36.9 million at March 31, 2026, compared to $36.5 million at March 31, 2025. The Company had a valuation allowance of $36.8 million as of March 31, 2026 against deferred tax assets in the state of California, an increase from $36.4 million as of March 31, 2025

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from activities during the year. The Company determined that it is more likely than not that the Company would not generate sufficient taxable income in the future to utilize such deferred tax assets.
As of March 31, 2026, the Company had net operating loss carryforwards in Switzerland for income tax purposes of $30.8 million which will begin to expire in fiscal year 2028. The Company had net operating loss and tax credit carryforwards in the United States for income tax purposes of $0.4 million and $61.1 million, respectively, as of March 31, 2026. The net operating loss carryforwards in the United States relate to acquisitions and, as a result, are limited in the amount that can be utilized in any one year and have no expiration. The tax credit carryforwards will begin to expire in fiscal year 2027.
For the fiscal year ended March 31, 2026, individual jurisdictions are separately presented where the net amount of income taxes paid is equal to or greater than 5% of total income taxes paid. As the Company adopted ASU 2023-09 on a prospective basis, comparative jurisdictional information for prior periods is not presented.
The following table presents income taxes, including withholding taxes, paid, net of refunds received, disaggregated by federal, state, and foreign jurisdictions (in thousands):

Year Ended March 31,
2026
Switzerland - Federal	$19,028
Switzerland - Cantonal:
Vaud	$21,851
Zurich	116
Total Cantonal	$21,967
Foreign:
United States	$6,502
China	9,466
Japan	5,283
Brazil	5,059
Sweden	4,551
Other	14,497
Total Foreign	$45,358
Total	$86,353
For fiscal years ended March 31, 2025 and 2024, total income taxes paid, net of refunds received was $67.5 million and $50.9 million, respectively.
The Company has accumulated earnings in non-Swiss subsidiaries that are primarily intended to support operations outside of Switzerland. Deferred income taxes have not been recognized on a portion of these earnings with respect to Swiss income taxes and foreign withholding taxes, as such earnings are expected to be reinvested outside of Switzerland to fund local working capital requirements. If repatriated, the Company would generally be subject to foreign withholding taxes, which represent the primary source of incremental tax cost, and limited Swiss income tax, due to the Swiss participation exemption.

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The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.
As of March 31, 2026 and 2025, the total amount of unrecognized tax benefits due to uncertain tax positions was $131.4 million and $152.0 million, respectively, all of which would affect the effective income tax rate if recognized.
As of March 31, 2026 and 2025, the Company had $86.3 million and $88.5 million, respectively, in non-current income taxes payable, including interest and penalties, related to the Company's income tax liability for uncertain tax positions.
The aggregate changes in gross unrecognized tax benefits in fiscal years 2026, 2025 and 2024 were as follows (in thousands):

March 31, 2023	$191,000
Lapse of statute of limitations	(3,863)
Settlements with taxing authorities	41
Increases in balances related to tax positions taken during prior years	705
Increases in balances related to tax positions taken during the year	22,332
March 31, 2024	$210,215
Lapse of statute of limitations	(25,075)
Settlements with taxing authorities	(32,314)
Increases (decreases) in balances related to tax positions taken during prior years	(3,055)
Increases in balances related to tax positions taken during the year	2,213
March 31, 2025	$151,984
Lapse of statute of limitations	(23,176)
Increases (decreases) in balances related to tax positions taken during prior years	(1,120)
Increases in balances related to tax positions taken during the year	3,673
March 31, 2026	$131,361
The Company recognizes interest and penalties related to unrecognized tax positions as income tax expense. The Company recognized $3.1 million and $(0.6) million, in interest and penalties related to unrecognized tax positions in income tax expense during fiscal years 2026 and 2025, respectively. In 2025, the interest accrual was reduced in excess of the current year accrual build as a result of audit settlements and statute lapses. As of March 31, 2026 and 2025, the Company had $8.3 million and $7.2 million, respectively, of accrued interest and penalties related to uncertain tax positions.
The Company’s unrecognized tax benefits decreased by $20.6 million during the fiscal year ended March 31, 2026, primarily due to the expiration of the statutes of limitations for certain U.S. federal positions. In the United States, the federal and state tax agencies have the authority to examine periods prior to fiscal year 2022, to the extent allowed by law, but only to the extent tax attributes were generated, carried forward, and are being utilized in subsequent years. The statute of limitations in the United States otherwise lapsed for fiscal year 2022 in fiscal year 2026. The Company is under examination in several foreign tax jurisdictions. If the examinations are resolved unfavorably, there is a possibility they may have a negative impact on its results of operations. Although the Company has adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved.

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Note 8—Balance Sheet Components
The following table presents the components of certain balance sheet asset amounts as of March 31, 2026 and 2025 (in thousands):

	March 31,
	2026	2025
Accounts receivable, net:
Accounts receivable	$792,466	$708,693
Allowance for cooperative marketing arrangements	(49,964)	(44,457)
Allowance for customer incentive programs	(73,999)	(66,564)
Allowance for pricing programs	(144,800)	(105,876)
Other allowances	(17,836)	(37,250)
	$505,867	$454,546
Inventories:
Raw materials	$62,484	$48,699
Finished goods	427,464	455,048
	$489,948	$503,747
Other current assets:
Value-added tax ("VAT") receivables	$58,600	$46,332
Prepaid expenses and other assets	119,295	84,879
	$177,895	$131,211
Property, plant and equipment, net:
Plant, buildings and improvements	$93,023	$88,041
Equipment and tooling	350,869	324,007
Computer equipment	28,108	26,881
Software	103,961	95,829
	575,961	534,758
Less: accumulated depreciation and amortization	(470,964)	(429,889)
	104,997	104,869
Construction-in-process	8,750	6,337
Land	2,707	2,652
	$116,454	$113,858
Other assets:
Deferred tax assets	$192,083	$202,180
Right-of-use assets	71,531	75,239
Investments for deferred compensation plan	30,495	29,006
Investments in privately held companies	28,871	27,980
Other assets	16,095	9,672
	$339,075	$344,077

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The following table presents the components of certain balance sheet liability amounts as of March 31, 2026 and 2025 (in thousands):

	March 31,
	2026	2025
Accrued and other current liabilities:
Accrued customer marketing, pricing and incentive programs	$211,915	$173,401
Accrued personnel expenses	165,404	180,763
Deferred revenue (1)	38,652	25,798
Income taxes payable	37,843	26,841
VAT payable	36,292	29,648
Warranty liabilities	35,488	34,428
Accrued sales return liability	27,635	27,913
Accrued loss for inventory purchase commitments	18,167	19,614
Operating lease liabilities	17,044	15,780
Other current liabilities	193,550	152,317
	$781,990	$686,503
Other non-current liabilities:
Operating lease liabilities	$71,111	$76,622
Employee benefit plan obligations	61,066	57,338
Deferred revenue (1)	53,624	38,216
Obligation for deferred compensation plan	30,495	29,006
Warranty liabilities	14,754	14,756
Other non-current liabilities	6,849	5,574
	$237,899	$221,512
(1) Includes deferred revenue for post-contract customer support and other services.
Note 9—Fair Value Measurements
Fair Value Measurements
The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company utilizes the following three-level fair value hierarchy to establish the priorities of the inputs used to measure fair value:
•Level 1—Quoted prices in active markets for identical assets or liabilities.

•Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

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The following table presents the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis, excluding assets related to the Company's defined benefit pension plans, classified by the level within the fair value hierarchy (in thousands):

	March 31, 2026			March 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$863,120	$—	$—	$852,467	$—	$—
Investments for deferred compensation plan included in other assets:
Cash	$60	$—	$—	$90	$—	$—
Common stock	902	—	—	540	—	—
Money market funds	4,553	—	—	7,359	—	—
Mutual funds	24,980	—	—	21,017	—	—
Total investments for deferred compensation plan	$30,495	$—	$—	$29,006	$—	$—

Currency derivative assets	$—	$5,486	$—	$—	$90	$—

Liabilities:
Currency derivative liabilities	$—	$94	$—	$—	$2,849	$—
Investments for Deferred Compensation Plan
The marketable securities for the Company's deferred compensation plan were recorded at a fair value of $30.5 million and $29.0 million as of March 31, 2026 and 2025, respectively, based on quoted market prices. Quoted market prices are observable inputs that are classified as Level 1 within the fair value hierarchy. Unrealized gains (losses) related to marketable securities for fiscal years 2026, 2025 and 2024 were not material and were included in other income (expense), net (see Note 6) and corresponding changes in the deferred compensation liability were included in operating expenses and cost of goods sold, in the Company's consolidated statements of operations.
Equity Method Investments
The Company has certain non-marketable investments included in other assets that are accounted for as equity method investments, with a carrying value of $19.1 million and $18.4 million as of March 31, 2026 and 2025, respectively. Income (loss) related to equity method investments for fiscal years 2026, 2025 and 2024 was not material and is included in other income (expense), net in the Company's consolidated statements of operations (see Note 6). There was no impairment of equity method investments during fiscal years 2026, 2025, and 2024.
Assets Measured at Fair Value on a Nonrecurring Basis
Financial Assets. The Company has certain equity investments without readily determinable fair values due to the absence of quoted market prices, the inherent lack of liquidity, and the fact that inputs used to measure fair value are unobservable and require management's judgment. When certain events or circumstances indicate that impairment may exist, the Company revalues the investments using various assumptions, including the financial metrics and ratios of comparable public companies. The carrying value is also adjusted for observable price changes with the same or similar security from the same issuer. The amount of these equity investments without readily determinable fair value included in other assets was $8.8 million as of March 31, 2026 and 2025. There was no impairment of these equity investments during fiscal year 2026. The impairment charges related to these investments were not material during fiscal years 2025 and 2024.
During fiscal year 2024, the Company recorded an impairment loss, before tax, of $9.6 million as a result of the write-off of a note receivable which was deemed no longer recoverable. This note receivable was previously obtained in conjunction with an exchange transaction related to the Company's investment in a privately held company. The impairment loss is included in other income (expense), net, in the Company's consolidated statement of operations for the fiscal year 2024.

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Non-Financial Assets. Goodwill, intangible assets, and property, plant and equipment, are not required to be measured at fair value on a recurring basis. However, if the Company is required to evaluate these non-financial assets for impairment, whether due to certain triggering events or because of the required annual impairment test, and a resulting impairment is recorded to reduce the carrying value to the fair value, the non-financial assets are measured at fair value during such period. See Note 2 for additional information about how the Company tests various asset classes for impairment. During fiscal year 2024, the Company recorded impairment charges of $3.5 million related to intangible assets. There was no impairment of non-financial assets during fiscal years 2026 and 2025.
Note 10—Derivative Financial Instruments
 Under certain agreements with the respective counterparties to the Company's derivative contracts, subject to applicable requirements, the Company is allowed to net settle transactions of the same type with a single net amount payable by one party to the other. However, the Company presents its derivative assets and derivative liabilities on a gross basis. Based on maturity, derivative assets are included in other current assets or other assets and derivative liabilities are included in accrued and other current liabilities or other non-current liabilities on the consolidated balance sheets. See Note 9 for the fair values of the Company’s derivative instruments as of March 31, 2026 and 2025.
Cash Flow Hedges
The Company enters into cash flow hedge contracts, including foreign currency forward contracts and foreign currency option contracts, to protect against exchange rate exposure of forecasted inventory purchases. Previously, the hedge contracts covered inventory purchases within four months. Beginning in fiscal year 2026, they cover inventory purchases up to sixteen months, with reduced coverage beyond four months. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of accumulated other comprehensive income (loss) until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. Cash flows from such hedges are classified as operating activities in the consolidated statements of cash flows. Hedging relationships are discontinued when the hedging contract is no longer eligible for hedge accounting, or is sold, terminated or exercised, or when the Company removes hedge designation for the contract. Gains and losses in the fair value of the effective portion of the discontinued hedges continue to be reported in accumulated other comprehensive income (loss) until the hedged inventory purchases are sold, unless it is probable that the forecasted inventory purchases will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter.
The notional amounts of foreign currency exchange contracts outstanding related to forecasted inventory purchases were $447.9 million and $74.6 million as of March 31, 2026 and 2025, respectively. The Company had $1.9 million of net gain related to its cash flow hedges included in accumulated other comprehensive loss as of March 31, 2026, which will be reclassified into earnings within the next twelve months.
The following table presents the amounts of gain (loss) on the Company's derivative instruments designated as hedging instruments for fiscal years 2026, 2025 and 2024 and their locations on its consolidated statements of operations and consolidated statements of comprehensive income (in thousands):

	Amount of Gain (Loss) Deferred as a Component of Accumulated Other Comprehensive Loss			Amount of Loss (Gain) Reclassified from Accumulated Other Comprehensive Loss to Cost of Goods Sold
	2026	2025	2024	2026	2025	2024
Cash flow hedges	$(8,214)	$(703)	$1,109	$13,321	$(3,461)	$3,964

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Other Derivatives
The Company also enters into foreign currency exchange forward and swap contracts to reduce the short-term effects of currency exchange rate fluctuations on certain receivables or payables denominated in currencies other than the functional currencies of its subsidiaries. These contracts generally mature within approximately one month. The primary risk managed by using forward and swap contracts is the currency exchange rate risk. The gains or losses on these contracts are not material and are included in other income (expense), net in the consolidated statements of operations based on the changes in fair value. The notional amounts of these contracts outstanding as of March 31, 2026 and 2025 were $113.0 million and $131.8 million, respectively.
The fair value of all foreign currency exchange forward and swap contracts is determined based on observable market transactions of spot currency rates and forward rates. Cash flows from these contracts are classified as operating activities in the consolidated statements of cash flows.
Note 11—Goodwill and Other Intangible Assets
The Company conducts its impairment analysis of goodwill annually at December 31 or more frequently if changes in facts and circumstances indicate that it is more likely than not that the fair value of the Company’s reporting unit may be less than its carrying amount. The Company conducted its annual impairment analysis of goodwill as of December 31, 2025 by performing a qualitative assessment and concluded that it was more likely than not that the fair value of its reporting unit exceeded its carrying amount. There have been no triggering events identified affecting the valuation of goodwill subsequent to the annual impairment test.
The following table summarizes the activities in the Company's goodwill balance (in thousands):

	Years Ended March 31,
	2026	2025
Beginning of the period	$463,230	$461,978
Effects of foreign currency translation	2,187	1,252
End of the period	$465,417	$463,230
The Company's acquired intangible assets were as follows (in thousands):

	March 31,
	2026			2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade names	$32,390	$(30,569)	$1,821	$32,390	$(28,675)	$3,715
Developed technology	107,550	(103,307)	4,243	107,421	(96,464)	10,957
Customer contracts/relationships	69,087	(63,021)	6,066	69,087	(58,646)	10,441
Effects of foreign currency translation	1,218	(962)	256	(620)	137	(483)
Total	$210,245	$(197,859)	$12,386	$208,278	$(183,648)	$24,630
For fiscal years 2026, 2025 and 2024, amortization expense for intangible assets was $13.3 million, $20.1 million and $21.7 million, respectively. The Company expects that annual amortization expense for fiscal years 2027, 2028, 2029 and 2030 will be $5.9 million, $4.3 million, $1.9 million, and $0.3 million, respectively. The remaining balance of the Company's intangible assets will be fully amortized by 2030.

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Note 12—Financing Arrangements
On January 27, 2025, the Company entered into an unsecured revolving credit facility with a syndicate of banks (the "Credit Agreement"). The Credit Agreement provides a revolving line of credit of up to $750.0 million to the Company including the issuance of letters of credit of up to $100.0 million. The Credit Agreement terminates on January 27, 2030 unless extended in accordance with its terms. The Credit Agreement contains (1) an increase option allowing the Company to secure up to $250.0 million of additional commitments and (2) an extension option to extend the term by one-year which may be exercised no more than two times, subject to certain requirements. Loans under the Credit Agreement are available in U.S. Dollars, Euro, Sterling, Yen, Swiss Francs, Canadian Dollars, Australian Dollars and any other currency agreed to by each lender. Proceeds of loans made under the Credit Agreement may be used for general corporate purposes.
The Credit Agreement contains a maximum net debt to adjusted EBITDA ratio, compliance with which is a condition to the Company's ability to borrow. Borrowings under the Credit Agreement will bear interest at a rate determined by reference to benchmark rates plus an applicable spread (ranging from 0% to 1.5%) based on the Company's net leverage ratio or credit rating at the time of the borrowing. Undrawn balances available under the Credit Agreement are subject to commitment fees at the applicable rate determined by reference to the Company's net leverage ratio or credit rating. There has been no borrowing outstanding under the Credit Agreement as of March 31, 2026.
In addition, the Company had several uncommitted, unsecured bank lines of credit and letters of credit aggregating to $149.0 million and $172.2 million as of March 31, 2026 and 2025, respectively. There are no financial covenants under the lines of credit with which the Company must comply. There was no borrowing outstanding under the lines of credit as of March 31, 2026 and 2025. As of March 31, 2026 and 2025, the Company had outstanding bank guarantees of $2.1 million and $12.1 million, respectively.
Note 13—Commitments and Contingencies
Product Warranties
Changes in the Company's warranty liabilities for fiscal years 2026 and 2025 were as follows (in thousands):

	Years Ended March 31,
	2026	2025
Beginning of the period	$49,184	$44,654
Provision	37,617	44,876
Settlements	(37,411)	(40,316)
Effects of foreign currency translation	852	(30)
End of the period	$50,242	$49,184
Indemnifications
The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses, including reasonable attorneys' fees. As of March 31, 2026, no material amounts have been accrued for these indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under its indemnification arrangements.
The Company also indemnifies its current and former directors and certain of its current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not limited, the obligations are conditional in nature and the facts and circumstances involved in any situation that might arise are variable.

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Legal Proceedings
From time to time the Company is involved in claims and legal proceedings that arise in the ordinary course of its business. The Company is currently subject to several such claims and legal proceedings. The Company intends to vigorously defend against them. Management periodically assesses the Company’s liabilities and contingencies in connection with these matters based upon the latest information available. The Company follows ASC ("Accounting Standards Codification") 450, Contingencies, in determining the accounting and disclosure for these contingencies. Based on currently available information, the Company does not believe that resolution of pending matters will have a material adverse effect on its financial condition, cash flows and results of operations. However, litigation is subject to inherent uncertainties, and there can be no assurances that the Company's defenses will be successful or that any such lawsuit or claim would not have a material adverse impact on the Company's business, financial condition, cash flows and results of operations in a particular period. Any claims or proceedings against the Company can have an adverse impact because of defense costs, diversion of management and operational resources, negative publicity and other factors. Any failure to obtain a necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect the Company's business.
Note 14—Shareholders' Equity
Share Capital
As of March 31, 2026, the Company's nominal share capital is CHF 40.2 million, consisting of 160,784,460 issued shares with a par value of CHF 0.25 each, of which 17,281,896 were held in treasury shares.
The capital band under Swiss law allows a company's board of directors to adjust the company's share capital within a predefined range based on a general authority granted by the company's shareholders. At the 2023 Annual General Meeting ("AGM"), the Company's shareholders approved an amendment to the Company’s Articles of Incorporation to introduce a capital band provision authorizing the Board of Directors to adjust the Company's share capital, without additional shareholder approval, within a range of 155,795,958 registered shares to 190,417,282 registered shares for a five-year period ending on September 13, 2028. At the 2025 AGM, the Company's shareholders approved a renewal of the capital band, setting a new range of 144,706,014 registered shares to 176,862,906 registered shares for a five-year period ending on September 9, 2030. The amendment became effective on October 1, 2025.
In addition, the Company has reserved conditional capital (1) up to 25,000,000 shares for potential issuance for the exercise of rights granted under the Company's employee equity incentive plans, and (2) up to 25,000,000 shares for issuance to cover any conversion rights under any potential future convertible bond issuance.
Share Cancellation

In June 2025, the Company's Board of Directors approved the cancellation of 8.2 million treasury shares, which were repurchased under the 2023 share repurchase program in fiscal year 2025 and the first quarter of fiscal year 2026, for an aggregate cost of $712.2 million. The cancellation became effective in the second quarter of fiscal year 2026, and as a result, both the number of registered shares issued and the number of treasury shares decreased by 8.2 million shares. Upon cancellation of these shares, the Company deducted the par value from registered shares and reflected the excess of share repurchase cost over par value as a reduction to retained earnings.

In September 2024, the Company's Board of Directors approved the cancellation of 4.1 million treasury shares, which were repurchased under the 2023 share repurchase program in fiscal year 2024 for an aggregate cost of $332.1 million. The cancellation became effective in the third quarter of fiscal year 2025, and as a result both the number of registered shares issued and the number of treasury shares decreased by 4.1 million shares. Upon cancellation of these shares, the Company deducted the par value from registered shares and reflected the excess of share repurchase cost over par value as a reduction to retained earnings.
Dividends
Pursuant to Swiss corporate law, the payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately CHF 1,573.5 million, or USD equivalent of $1,966.6 million as of March 31, 2026) and is subject to shareholder approval.

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In May 2026, the Board of Directors recommended that the Company pay cash dividends for fiscal year 2026 of CHF 1.36 per share (USD equivalent of approximately $1.70 per share, which would result in a gross aggregate dividend of approximately $243.9 million, based on the exchange rate and shares outstanding, net of treasury shares, on March 31, 2026).
In September 2025, the Company paid gross cash dividends of CHF 1.26 (USD equivalent of $1.58) per common share, totaling $233.1 million on the Company's outstanding common shares. In September 2024, the Company paid cash dividends of CHF 1.16 (USD equivalent of $1.37) per common share, totaling $207.9 million on the Company’s outstanding common shares. In September 2023, the Company paid cash dividends of CHF 1.06 (USD equivalent of $1.16) per common share, totaling $182.3 million on the Company's outstanding common shares.
Any future dividends will be subject to the approval of the Company's shareholders.
Legal Reserves
Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company's issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $12.0 million at March 31, 2026 (based on the exchange rate at March 31, 2026).
Share Repurchases
2020 Share Repurchase Program
In May 2020, the Company's Board of Directors approved the 2020 share repurchase program, which authorized the Company to use up to $250.0 million to purchase Logitech shares to support equity incentive plans or potential acquisitions. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors. In 2021 and 2022, the Company's Board of Directors approved increases to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion. The 2020 share repurchase program expired on July 27, 2023.
2023 Share Repurchase Program
In June 2023, the Company's Board of Directors approved a three-year share repurchase program, which allows the Company to use up to $1.0 billion to repurchase its shares. The 2023 share repurchase program enables the Company to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. The Swiss Takeover Board approved the 2023 share repurchase program in July 2023 and the program became effective on July 28, 2023. In March 2025, the Company's Board of Directors approved an increase of $600.0 million to the 2023 share repurchase program, to an aggregate amount of $1.6 billion. The Swiss Takeover Board approved this increase in April 2025 and it became effective on April 2, 2025. As of March 31, 2026, $91.8 million was available for repurchase under the 2023 share repurchase program.
2026 Share Repurchase Program
In March 2026, the Company's Board of Directors approved a new three-year share repurchase program to repurchase shares up to an aggregate amount of $1.4 billion, or a maximum of 16,078,446 shares. The 2026 share repurchase program enables the Company to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. The program became effective on May 8, 2026, following approval from the Swiss Takeover Board and the completion of the 2023 share repurchase program.

Annual Report Fiscal Year 2026	81

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
The following table summarizes the Company's share repurchase activities for fiscal years 2026, 2025 and 2024 (in thousands):

	Years Ended March 31,
	2026	2025	2024
2023 Share Repurchase Program:
Number of shares repurchased (1)	6,167	6,679	4,459
Aggregate cost of shares repurchased (1) (2)	$557,043	$588,028	$364,639

2020 Share Repurchase Program:
Number of shares repurchased (3)	—	—	2,641
Aggregate cost of shares repurchased	$—	$—	$159,112
(1) In fiscal years 2026 and 2025, all shares were repurchased for cancellation. In fiscal year 2024, 4.1 million shares in an aggregate cost of $332.1 million were repurchased for cancellation and the remaining shares were repurchased to support equity incentive plans.
(2) Includes an aggregate cost of $40.8 million, $18.7 million, and $19.5 million, respectively, that was not yet paid as of March 31, 2026, 2025 and 2024.
(3) Shares were repurchased to support equity incentive plans.
Swiss law limits a company’s ability to hold or repurchase its own shares. The aggregate par value of all shares held in treasury by the Company and its subsidiaries may not exceed 10% of the share capital of the Company, which for the Company corresponds to approximately 16.1 million registered shares as of March 31, 2026. This limitation does not apply to shares repurchased for cancellation, due to the Board of Directors’ authority under the Company’s capital band set forth in the Company’s Articles of Incorporation. As of March 31, 2026, the Company had a total of 17.3 million shares held in treasury stock, which includes 4.7 million shares that have been repurchased for cancellation and 12.6 million shares that have been purchased to support equity incentive plans or potential acquisitions.
To the extent that the shares are repurchased to support equity incentive plans or potential acquisitions, the shares are repurchased on the ordinary trading line of the SIX Swiss Exchange and/or the Nasdaq Global Select Market. Shares repurchased for cancellation purposes are repurchased on a second trading line on the SIX Swiss Exchange. Shares may be repurchased from time to time on the open market or in privately negotiated transactions, including under plans complying with the provisions of Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors and the program does not require the purchase of any minimum number of shares.
Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss were as follows (in thousands):

	Currency Translation Adjustment	Defined Benefit Plans	Deferred Hedging Gains (Losses)	Total
March 31, 2025	$(118,652)	$(25,276)	$(3,024)	$(146,952)
Other comprehensive income (loss)	24,496	3,532	5,107	33,135
March 31, 2026	$(94,156)	$(21,744)	$2,083	$(113,817)

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LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
Note 15—Segment Information
The Company manages its business activities on a consolidated basis and operates as a single operating segment: Peripherals. The operating segment encompasses the design, manufacturing and sales of peripherals for gaming, PCs, tablets, video conferencing, and other digital platforms. The Company's Chief Operating Decision Maker (the “CODM”) is the Chief Executive Officer. The CODM periodically reviews information such as sales and net income to make business decisions and evaluate performance. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the Peripherals segment or into other parts of the entity, such as for acquisitions, share repurchase or to pay dividends. The CODM also monitors budget versus actual net income results.
The following table presents segment revenue, gross profit, and net income for the periods presented:

	Years Ended March 31,
	2026	2025	2024
Net sales	$4,840,761	$4,554,900	$4,298,467
Less: Significant segment expenses
Cost of goods sold (1)	2,731,776	2,572,724	2,501,414
Marketing and selling (1)	774,098	774,036	694,530
Research and development (1)	293,317	288,828	269,407
General and administrative (1)	130,809	144,680	133,787
Less: other segment items
Share-based compensation expense	112,392	89,913	82,889
Amortization of intangible assets and acquisition-related costs	13,315	20,249	21,962
Interest income	(48,246)	(54,997)	(50,636)
Other (2)	6,781	12,595	23,518
Provision for income taxes	115,332	75,343	9,453
Net income	$711,187	$631,529	$612,143
(1) The difference between the amounts included in the table above and the amounts included in the consolidated statements of operations is related to share-based compensation expense (see Note 4).
(2) Includes restructuring charges, net, impairment of intangible assets, change in fair value of contingent consideration for business acquisition, and other income (expense), net, as applicable.
Sales by product category for fiscal years 2026, 2025 and 2024 were as follows (in thousands):

	Years Ended March 31,
	2026	2025	2024
Gaming (1)	$1,414,206	$1,338,467	$1,231,063
Keyboards & Combos	937,551	882,643	821,441
Pointing Devices	858,904	788,784	742,987
Video Collaboration	689,040	626,000	609,361
Webcams	326,172	315,520	325,225
Tablet Accessories	336,189	299,540	254,060
Headsets	179,825	179,710	168,478
Other (2)	98,874	124,236	145,852
Total Sales	$4,840,761	$4,554,900	$4,298,467
(1) Gaming includes streaming services revenue generated by Streamlabs.
(2) Other primarily consists of mobile speakers and PC speakers.

Annual Report Fiscal Year 2026	83

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
Sales by geographic region (based on the customers' locations) for fiscal years 2026, 2025 and 2024 were as follows (in thousands):

	Years Ended March 31,
	2026	2025	2024
Americas	$1,955,191	$1,973,374	$1,896,258
EMEA	1,539,065	1,413,855	1,301,515
Asia Pacific	1,346,505	1,167,671	1,100,694
Total Sales	$4,840,761	$4,554,900	$4,298,467
Revenue from sales to customers in the United States represented 33%, 35% and 36% of sales in fiscal years 2026, 2025 and 2024, respectively. Revenue from sales to customers in Germany represented 12%, 12% and 14% of sales in fiscal years 2026, 2025 and 2024, respectively. Revenue from sales to customers in China represented 12%, 10% and 10% of sales in fiscal years 2026, 2025 and 2024, respectively. No other country represented more than 10% of sales during these periods presented herein. Revenue from sales to customers in Switzerland, the Company's country of domicile, represented 4%, 3%, and 2% of sales for fiscal year 2026, 2025 and 2024, respectively.
Property, plant and equipment, net (excluding software) and right-of-use assets by geographic region were as follows (in thousands):

	March 31,
	2026	2025
Americas	$59,103	$61,521
EMEA	48,119	47,874
Asia Pacific	65,089	60,710
Total	$172,311	$170,105
Property, plant and equipment, net (excluding software) and right-of-use assets in the United States and China were $57.6 million and $48.0 million, respectively, as of March 31, 2026. Property, plant and equipment, net (excluding software) and right-of-use assets in the United States and China were $60.0 million and $43.4 million, respectively, as of March 31, 2025. Property, plant and equipment, net (excluding software) and right-of-use assets in Switzerland, the Company's country of domicile, were $25.0 million and $24.1 million as of March 31, 2026 and 2025, respectively. No other countries represented more than 10% of the Company's total consolidated property, plant and equipment, net (excluding software) and right-of-use assets as of March 31, 2026 or 2025.
Note 16—Restructuring
During the second quarter of fiscal year 2023, the Company initiated a restructuring plan to realign its business group and engineering structure with its go-to-market strategy to more effectively compete within the enterprise market and to better serve end-users. During the fourth quarter of fiscal year 2023, the Company undertook further actions to remove organization layers as well as streamline its marketing organization to increase efficiency. These actions resulted in charges related to employee severance and other termination benefits as well as contract termination and other costs. These restructuring activities were substantially completed during fiscal year 2024.
During the fourth quarter of fiscal year 2025, the Company initiated a restructuring plan to reorganize certain functions to enable increased productivity and efficiency. This plan resulted in charges related to employee severance and other termination benefits. The Company has substantially completed these restructuring activities as of March 31, 2026.

84	Annual Report Fiscal Year 2026

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
The following table summarizes restructuring-related activities during fiscal years 2026, 2025 and 2024 (in thousands):

	Termination Benefits	Contract Termination and Other	Total
Accrued restructuring liability at March 31, 2023 (1)	$14,177	$5,357	$19,534
Charges, net	6,011	(2,145)	3,866
Cash payments	(18,375)	(1,757)	(20,132)
Accrued restructuring liability at March 31, 2024 (1)	$1,813	$1,455	$3,268
Charges, net	9,846	(231)	9,615
Cash payments	(2,562)	(241)	(2,803)
Accrued restructuring liability at March 31, 2025 (1)	$9,097	$983	$10,080
Charges, net	7,584	2,276	9,860
Cash payments	(13,558)	(2,299)	(15,857)
Accrued restructuring liability at March 31, 2026 (1)	$3,123	$960	$4,083
(1) The accrual balances are included in accrued and other current liabilities on the Company’s consolidated balance sheets.
Note 17 — Leases
The Company is a lessee in various non-cancelable operating leases, primarily real estate facilities for office space. As of March 31, 2026, the Company's lease arrangements are comprised of operating leases with various expiration dates through August 31, 2036. The lease term for all of the Company’s leases includes the non-cancelable period of the lease. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the Company's determination of the duration of the lease arrangement. The Company's leases do not contain any material residual value guarantees.
The total operating lease costs including short-term lease costs were $19.1 million, $19.3 million and $19.5 million for the years ended March 31, 2026, 2025, and 2024, respectively. Total variable lease costs were not material during the years ended March 31, 2026, 2025 and 2024. The total operating and variable lease costs were included in cost of goods sold, marketing and selling, research and development, and general and administrative in the Company's consolidated statements of operations.
Supplemental cash flow information related to operating leases (in thousands):

	Years Ended March 31,
	2026	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$18,056	$16,847	$13,489
ROU assets obtained in exchange for operating lease liabilities	$6,902	$26,767	$8,593

Annual Report Fiscal Year 2026	85

LOGITECH INTERNATIONAL SA CONSOLIDATED FINANCIALS
Future lease payments included in the measurement of operating lease liabilities as of March 31, 2026 for the following five fiscal years and thereafter are as follows (in thousands):

Years Ending March 31,
2027	$18,222
2028	14,786
2029	14,242
2030	12,261
2031	10,496
Thereafter	29,549
Total lease payments	$99,556
Less: imputed interest	(11,401)
Present value of lease liabilities	$88,155

Weighted-average lease terms and discount rates were as follows:

	Years Ended March 31,
	2026	2025
Weighted-average remaining lease terms (in years)	6.9	7.6
Weighted-average discount rate	3.6%	3.6%

86	Annual Report Fiscal Year 2026

LOGITECH INTERNATIONAL S.A.,
HAUTEMORGES

SWISS STATUTORY
FINANCIAL STATEMENTS

Annual Report Fiscal Year 2026	87

SWISS STATUTORY FINANCIAL STATEMENTS
Statutory Auditor's Report
To the General Meeting of Logitech International S.A., Hautemorges

Report on the Audit of the Financial Statements
Opinion
We have audited the standalone financial statements of Logitech International S.A. (the Company), which comprise the balance sheet as at March 31, 2026, and the statement of income for the year then ended, and notes to the standalone financial statements, including a summary of significant accounting policies.

In our opinion, the standalone financial statements comply with Swiss law and the Company’s articles of incorporation.
Basis for Opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Statements” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Other Information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the standalone financial statements of the Company, the compensation report and our auditor’s report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

88	Annual Report Fiscal Year 2026

SWISS STATUTORY FINANCIAL STATEMENTS
Board of Directors’ Responsibilities for the Standalone Financial Statements
The Board of Directors is responsible for the preparation of the standalone financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of standalone financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Standalone Financial Statements
Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
–Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
–Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
–Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
–Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Annual Report Fiscal Year 2026	89

SWISS STATUTORY FINANCIAL STATEMENTS
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated to the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements
In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the standalone financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of Holding Company’s Board of Directors for Appropriation of Available Earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the standalone financial statements submitted to you be approved.

KPMG AG

Clémence Laemmel	Nuray Altay Sazpinar
Licensed Audit Expert	Licensed Audit Expert
Auditor in Charge

Zurich, 21 May 2026

Enclosures:
–Swiss Statutory Financial Statements
–Proposal of the Holding Company's Board of Directors for Appropriation of Available Earnings

KPMG AG, Badenerstrasse 172, CH-8036 Zurich

© 2026 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved

90	Annual Report Fiscal Year 2026

SWISS STATUTORY FINANCIAL STATEMENTS
LOGITECH INTERNATIONAL S.A., HAUTEMORGES
BALANCE SHEET (unconsolidated)
(CHF in thousands)

		March 31,
	Note	2026	2025
ASSETS
Current assets:
Cash and cash equivalents		10,565	101,474
Receivable from subsidiaries		46,813	108,512
Other short-term receivables		3,585	3,531
Total current assets		60,963	213,517

Non-current assets:
Investments	2,4	2,008,845	1,022,531
Total non-current assets		2,008,845	1,022,531

Total assets		2,069,808	1,236,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to subsidiaries		210,941	259,684
Other short-term liabilities		235,613	112,583
Total current liabilities		446,554	372,267

Total liabilities		446,554	372,267

Shareholders’ equity:
Share capital	5	40,196	42,249
Legal retained earnings
Legal retained earnings in the narrower sense		9,580	9,580
Treasury shares	6	(1,061,367)	(1,337,450)
Available earnings
- Profit brought forward	5	1,343,002	1,753,821
- Profit for the year		1,291,843	395,581

Total shareholders’ equity		1,623,254	863,781
Total liabilities and shareholders’ equity		2,069,808	1,236,048

The accompanying notes are an integral part of these statutory financial statements.

Annual Report Fiscal Year 2026	91

SWISS STATUTORY FINANCIAL STATEMENTS
LOGITECH INTERNATIONAL S.A., HAUTEMORGES
STATEMENTS OF INCOME (unconsolidated)
(CHF in thousands)

		Year ended March 31,
	Note	2026	2025
Income:
Dividend income		414,192	548,787
Royalty fees		47,014	48,210
Interest income from third parties		378	3,330
Gain on sale of investment	2	989,991	—
Total income		1,451,575	600,327

Expenses:
Administrative expenses		14,882	9,815
Brand development expenses		38,750	38,648
Interest and fees paid to subsidiaries		7,846	8,262
Other expenses		26,335	48,255
Expense capital and non-recoverable withholding taxes		1,957	651
Loss on treasury shares		64,046	97,393
Loss on investments		3,172	1,205
Foreign exchange loss, net		2,744	517
Total expenses		159,732	204,746
Profit for the year before taxes		1,291,843	395,581
Direct Taxes		—	—
Profit for the year		1,291,843	395,581

The accompanying notes are an integral part of these statutory financial statements.

92	Annual Report Fiscal Year 2026

SWISS STATUTORY FINANCIAL STATEMENTS
NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

Note 1 - General and Basis of Presentation

Logitech International S.A. is a Swiss Holding company with its registered office in Hautemorges, Switzerland, which conducts its business through subsidiaries in the Americas; Europe, the Middle East & Africa (“EMEA”); and Asia Pacific. Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange under the trading symbol LOGN and the Nasdaq Global Select Market under the trading symbol LOGI.

The Swiss statutory financial statements of Logitech International S.A., Hautemorges (the “Holding Company”), are prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Unless otherwise required by law, the significant accounting and valuation principles applied are described below.

The statutory financial statements present the financial position and results of operations of the Holding Company on a standalone basis and do not represent the consolidated financial position of the Holding Company and its subsidiaries.

The accounting policies set out below have been applied consistently in all periods presented in these financial statements, unless otherwise stated.

Treasury shares

The Holding Company periodically repurchases shares in the market at fair value. Shares repurchased are recorded at cost as a reduction of total shareholders' equity. Treasury shares held may be used to settle the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and acquisitions, or may be cancelled. Treasury shares that are resold are accounted for using the first-in, first-out basis, the gain or loss is recognized through the Statements of Income as a Loss/(Gain) on Treasury Shares. When treasury shares are canceled, the Holding Company deducts the par value from Share Capital and reflects the excess of share repurchase cost over par value as a reduction to Available Earnings - Profit Brought Forward in the Balance Sheet.

Exchange rate differences

Except for investments in subsidiaries, which are translated at historical rates, all assets and liabilities denominated in the bookkeeping currency of US Dollar (“USD”) are translated into Swiss francs ("CHF") at the exchange rate of 1 USD to approximately 0.80 CHF and 0.88 CHF for fiscal years 2026 and 2025, respectively. Income statement items are translated at the average annual exchange rate of 1 USD to approximately 0.81 CHF and 0.89 CHF for fiscal years 2026 and 2025, respectively. Realized exchange gains and losses arising from these as well as those from business transactions denominated in foreign currencies are recorded in the Statements of Income. Net unrealized exchange losses are recorded in the Statements of Income; net unrealized gains, however, are deferred within Other Short-Term Liabilities in the Balance Sheet.

Investments in subsidiaries

Investments are recorded at acquisition cost less any impairment loss.

Foregoing a cash flow statement and additional disclosures in the notes

As the Holding Company has separately prepared its consolidated financial statements in accordance with a recognized accounting standard (US GAAP), it has been decided to forego presenting additional information on interest-bearing liabilities and audit fees in the notes as well as a cash flow statement and a management report in accordance with Swiss law (CO 961d).

Annual Report Fiscal Year 2026	93

SWISS STATUTORY FINANCIAL STATEMENTS
Note 1 - General and Basis of Presentation (continued)

Share based compensation

In fiscal year 2025, the Holding Company began recording share based compensation expenses for its subsidiaries. For certain subsidiaries, these expenses were allocated and then included as part of their intercompany charges. The net amounts are included under Other Expenses in the Statement of Income.

Note 2 - Change in Investment in Logitech, Inc.

On December 31, 2025, the Holding Company sold its entire investment in Logitech Inc., which had a carrying amount of CHF 0.8 billion, to its subsidiary, Logitech Europe S.A., at a fair market value of CHF 1.8 billion and recognized a gain of CHF 1.0 billion. As part of the transaction, the Holding Company contributed the full receivable arising from the sale as a capital contribution reserve to Logitech Europe S.A. for no consideration.

Note 3 - Contingent Liabilities

The Holding Company has issued guarantees to various banks for lines of credit available to its subsidiaries for CHF 13.2 million and CHF 19.3 million at March 31, 2026 and March 31, 2025, respectively. The Holding Company also has two guarantees to one financial institution for lines of credit available to its subsidiaries without a specific amount. As of March 31, 2026 and 2025, there were no outstanding drawdown amounts on the guarantee.
On January 27, 2025, the Holding Company, together with its direct subsidiary, Logitech Europe S.A., as the borrower (the “Borrower”) entered into an unsecured $750 million revolving credit facility with a syndicate of banks (the "Credit Agreement"). The Credit Agreement terminates on January 27, 2030 unless extended in accordance with its terms. The Credit Agreement contains (1) an increase option allowing the Holding Company to secure up to $250.0 million of additional commitments and (2) an extension option to extend the term by one-year which may be exercised no more than two times, subject to certain requirements. Loans under the Credit Agreement are available in U.S. Dollars, Euro, Sterling, Yen, Swiss Francs, Canadian Dollars, Australian Dollars and any other currency agreed to by each lender. Proceeds of loans made under the Credit Agreement may be used for general corporate purposes. Borrowings under the Credit Agreement will bear interest at a rate determined by reference to benchmark rates plus an applicable spread (ranging from 0 to 1.5%) based on the Holding Company and its subsidiaries consolidated net leverage ratio or the Holding Company's or the Borrower's credit rating at the time of the borrowing.
Under the terms of the Credit Agreement, the Holding Company is required to maintain compliance with a net debt to adjusted EBITDA ratio. In addition, Pursuant to a Guaranty Agreement entered on January 27, 2025, by and among the Holding Company and the Borrower, the Holding Company and the Borrower also provided an unsecured guaranty of all amounts owing of the other under the Credit Agreement.

There has been no borrowing outstanding under the Credit Agreement as of March 31, 2026.

94	Annual Report Fiscal Year 2026

SWISS STATUTORY FINANCIAL STATEMENTS
Note 4 - Investments in Subsidiaries
The Holding Company’s subsidiaries directly and indirectly held (other than subsidiaries that were inactive during the fiscal year) include the following:

Fiscal year 2026

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital
EMEA
Logitech Czech Republic s.r.o.	Czech Republic	Prague	100	CZK	50,000
Logitech Denmark ApS	Denmark	Copenhagen	100	DKK	400,000
Logitech Marketing Services Egypt LLC	Egypt	Cairo	99(1)	EGP	249,000
Logitech Finland Oy	Finland	Helsinki	100	EUR	2,500
SAS Logitech France	France	Levallois-Perret	100	EUR	182,939
Logitech GmbH	Germany	Munich	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	Cork	100	EUR	48,001
Logitech Italia S.R.L.	Italy	Milan	100	EUR	20,000
Logitech Benelux B.V.	Netherlands	Utrecht	100	EUR	18,151
Logitech Marketing Services Nigeria Limited	Nigeria	Lagos State	100	NGN	100,000,000
Logitech Norway AS	Norway	Oslo	100	NOK	100,000
Logitech Poland Spolka z Ograniczona Odpowiedzialnoscia	Poland	Warsaw	100	PLN	50,000
Logi Peripherals Technologies (South Africa) (Pty) Ltd.	South Africa	Gauteng	100	ZAR	1,000
Logitech Espana BCN S.L.	Spain	Barcelona	100	EUR	50,000
Logitech Nordic AB	Sweden	Stockholm	100	SEK	100,000
Meetio AB	Sweden	Malmö	100	SEK	50,000
Logitech Europe S.A.	Switzerland	Lausanne	100	CHF	100,000
Logitech S.A.	Switzerland	Lausanne	100	CHF	200,000
Airica AG	Switzerland	Zurich	100	CHF	174,140
Logitech Schweiz AG	Switzerland	Zurich	100	CHF	100,000
Logitech Services SA (2)	Switzerland	Lausanne	100	CHF	100,000
Logitech Turkey Computer Marketing Services LLC	Turkey	Istanbul	100	TRY	50,000
Limited Liability Company "Logitech Ukraine"	Ukraine	Zaporizhzhia	100	UAH	5,600,000
Logitech Middle East FZ-LLC	United Arab Emirates	Dubai Internet City	100	AED	100,000
Logitech UK Limited	United Kingdom	Windsor, Berkshire	100	GBP	20,000
(1) Logitech S.A. owns 1% of Logitech Marketing Services Egypt LLC.
(2) Indirectly held.

Annual Report Fiscal Year 2026	95

SWISS STATUTORY FINANCIAL STATEMENTS
Note 4 - Investments in Subsidiaries (Continued)

Fiscal year 2026

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital
AMERICAS
Logitech Argentina S.R.L.	Argentina	Buenos Aires	100	ARS	412,400
Logitech Do Brasil Comercio de Accessorios de Informatica Ltda.	Brazil	São Paulo	100	BRL	92,686,440
Logitech Canada Inc.	Canada	Vancouver	100	CAD	100
Logitech de Mexico S.A. de C.V.	Mexico	Santa Fe	100	MXN	50,000
Logitech Inc.(1)	United States of America	San Jose, California	100	USD	11,522,396
Logitech Latin America Inc.	United States of America	Wilmington, Delaware	100	USD	1

ASIA PACIFIC
Logitech Australia Computer Peripherals Pty Limited	Australia	Sydney	100	AUD	12
Logitech (China) Technology Company Limited	China	Shanghai	100	USD	7,800,000
Logitech Technology (Shenzhen) Consulting Company Limited	China	Shenzhen	100	HKD	110,000
Logitech Technology (Suzhou) Company Limited	China	Suzhou	100	USD	22,000,000
Logitech Asia Pacific Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Hong Kong Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Electronics (India) Private Limited	India	Mumbai, Maharashtra	100	INR	140,340
Logitech Engineering & Designs India Private Limited	India	Chennai, Tamil Nadu	100	INR	1,457,300
LogiCool Co., Ltd.	Japan	Tokyo	100	JPY	155,000,000
Logitech Korea Ltd.	Korea	Seoul	100	KRW	150,000,000
Logi Computer Peripherals (Malaysia) Sdn. Bhd.	Malaysia	Kuala Lumpur Wilayah Persekutuan	100	MYR	2
Logitech New Zealand Co. Limited	New Zealand	Auckland	100	NZD	10,000
Logitech Philippines Inc.	Philippines	Makati, Metro Manila	100	PHP	29,144,000
Logitech Service Asia Pacific Pte. Ltd.	Singapore	Singapore	100	SGD	1
Logitech Singapore Pte. Ltd.	Singapore	Singapore	100	SGD	2,559,863
Logitech Far East Limited	Taiwan	Hsinchu	100	TWD	260,000,000
Logitech Vietnam Company Limited	Vietnam	Ho Chi Minh City	100	VND	13,831,500,000
(1) Indirectly held.

96	Annual Report Fiscal Year 2026

SWISS STATUTORY FINANCIAL STATEMENTS
Note 4 - Investments in Subsidiaries (Continued)

Fiscal year 2025

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital
EMEA
Logitech Czech Republic s.r.o.	Czech Republic	Prague	100	CZK	50,000
Logitech Denmark ApS	Denmark	Copenhagen	100	DKK	400,000
Logitech Marketing Services Egypt LLC (2)	Egypt	Cairo	99(1)	EGP	249,000
LoupeDeck Oy / Logitech Finland Oy	Finland	Helsinki	100	EUR	2,500
SAS Logitech France	France	Levallois-Perret	100	EUR	182,939
Logitech GmbH	Germany	Munich	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	Cork	100	EUR	48,001
Logitech Italia S.R.L.	Italy	Milan	100	EUR	20,000
Logitech Benelux B.V.	Netherlands	Utrecht	100	EUR	18,151
Logitech Marketing Services Nigeria Limited (2)	Nigeria	Lagos State	100	NGN	10,000,000
Logitech Norway AS	Norway	Oslo	100	NOK	100,000
Logitech Poland Spolka z Ograniczona Odpowiedzialnoscia	Poland	Warsaw	100	PLN	50,000
Logi Peripherals Technologies (South Africa) (Pty) Ltd.	South Africa	Gauteng	100	ZAR	1,000
Logitech Espana BCN S.L.	Spain	Barcelona	100	EUR	50,000
Logitech Nordic AB	Sweden	Stockholm	100	SEK	100,000
Meetio AB	Sweden	Malmö	100	SEK	50,000
Logitech Europe S.A.	Switzerland	Lausanne	100	CHF	100,000
Logitech S.A.	Switzerland	Lausanne	100	CHF	200,000
Airica AG	Switzerland	Zurich	100	CHF	174,140
Logitech Schweiz AG	Switzerland	Zurich	100	CHF	100,000
Logitech Services SA (3)	Switzerland	Lausanne	100	CHF	100,000
Logitech Turkey Computer Marketing Services LLC	Turkey	Istanbul	100	TRY	10,000
Limited Liability Company "Logitech Ukraine"	Ukraine	Zaporizhzhia	100	UAH	5,600,000
Logitech Middle East FZ-LLC	United Arab Emirates	Dubai Internet City	100	AED	100,000
Logitech UK Limited	United Kingdom	Windsor, Berkshire	100	GBP	20,000
(1) Logitech S.A. owns 1% of Logitech Marketing Services Egypt LLC.
(2) Newly formed subsidiary in fiscal year 2025.
(3) Indirectly held.

Annual Report Fiscal Year 2026	97

SWISS STATUTORY FINANCIAL STATEMENTS
Note 4 - Investments in Subsidiaries (Continued)

Fiscal year 2025

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Ownership and voting rights %	Share Capital
AMERICAS
Logitech Argentina S.R.L.	Argentina	Buenos Aires	100	ARS	412,400
Logitech Do Brasil Comercio de Accessorios de Informatica Ltda.	Brazil	São Paulo	100	BRL	92,686,440
Logitech Canada Inc.	Canada	Vancouver	100	CAD	100
Logitech de Mexico S.A. de C.V.	Mexico	Santa Fe	100	MXN	50,000
Logitech Inc.	United States of America	San Jose, California	100	USD	11,522,396
Logitech Latin America Inc.	United States of America	Wilmington, Delaware	100	USD	1

ASIA PACIFIC
Logitech Australia Computer Peripherals Pty Limited	Australia	Sydney	100	AUD	12
Logitech (China) Technology Company Limited	China	Shanghai	100	USD	7,800,000
Logitech Technology (Shenzhen) Consulting Company Limited	China	Shenzhen	100	HKD	110,000
Logitech Technology (Suzhou) Company Limited	China	Suzhou	100	USD	22,000,000
Logitech Asia Pacific Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Hong Kong Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Electronics (India) Private Limited	India	Mumbai, Maharashtra	100	INR	140,340
Logitech Engineering & Designs India Private Limited	India	Chennai, Tamil Nadu	100	INR	1,457,300
LogiCool Co., Ltd.	Japan	Tokyo	100	JPY	155,000,000
Logitech Korea Ltd.	Korea	Seoul	100	KRW	150,000,000
Logi Computer Peripherals (Malaysia) Sdn. Bhd.	Malaysia	Kuala Lumpur Wilayah Persekutuan	100	MYR	2
Logitech New Zealand Co. Limited	New Zealand	Auckland	100	NZD	10,000
Logitech Philippines Inc.	Philippines	Makati, Metro Manila	100	PHP	29,144,000
Logitech Service Asia Pacific Pte. Ltd.	Singapore	Singapore	100	SGD	1
Logitech Singapore Pte. Ltd.	Singapore	Singapore	100	SGD	2,559,863
Logitech Far East Limited	Taiwan	Hsinchu	100	TWD	260,000,000
Logitech Vietnam Company Limited	Vietnam	Ho Chi Minh City	100	VND	13,831,500,000

98	Annual Report Fiscal Year 2026

SWISS STATUTORY FINANCIAL STATEMENTS
Note 5 - Capital Structure

As of March 31, 2026, Holding Company’s nominal share capital was CHF 40,196,115.00, consisting of 160,784,460 shares with a par value of CHF 0.25 each.
The Holding Company's shareholders approved at the 2025 Annual General Meeting ("AGM") a capital band (marge de fluctuation) authorizing the Holding Company's board of directors to adjust the Holding Company's share capital, without additional shareholder approval, within a range of 144,706,014 registered shares to 176,862,906 registered shares for a five-year period ending on September 9, 2030.
In addition, the Holding Company has reserved conditional capital (1) up to 25,000,000 shares for potential issuance for the exercise of rights granted under the Company's employee equity incentive plans, and (2) up to 25,000,000 shares for issuance to cover any conversion rights under any potential future convertible bond issuance.
In June 2025, the Company's Board of Directors approved the cancellation of 8.2 million treasury shares, which were repurchased under the 2023 share repurchase program in fiscal year 2025 and the first quarter of fiscal year 2026, for an aggregate cost of CHF 623.4 million. The cancellation became effective in the second quarter of fiscal year 2026, and as a result, both the number of registered shares issued and the number of treasury shares decreased by 8.2 million shares.
Pursuant to the authority granted under the capital band, the Holding Company's board of directors decreased the Holding Company’s share capital in October 2024 by cancelling 4.1 million treasury shares which were repurchased in fiscal year 2024 on the SIX second trading line under the 2023 repurchase program.

Note 6 - Treasury Shares

During fiscal years 2026 and 2025, repurchases of the Holding Company's shares and issuances from the Holding Company’s treasury shares were as follows:

	Number of Transactions	Average Price CHF	Number of shares	Total cost (in thousands) CHF
Held by the Holding Company at March 31, 2024			19,243,358	1,242,795
Additions Q1	57	82.73	1,443,888	119,451
Disposals Q1	22	99.54	(596,761)	(59,402)
Additions Q2	64	77.42	1,456,360	112,750
Disposals Q2	24	98.99	(276,384)	(27,359)
Additions Q3	62	71.95	2,428,509	174,724
Share cancellation Q3	127	72	(4,112,478)	(296,090)
Disposals Q3	8	99.58	(31,465)	(3,133)
Additions Q4	63	84.32	1,350,314	113,859
Disposals Q4	27	95.53	(420,217)	(40,145)
Held by the Holding Company at March 31, 2025			20,485,124	1,337,450
Additions Q1	58	67.02	1,530,611	102,581
Disposals Q1	24	85.61	(573,081)	(49,063)
Additions Q2	48	78.13	939,948	73,434
Disposals Q2	29	81.15	(283,815)	(23,032)
Share cancellation Q2	304	75.93	(8,209,682)	(623,365)
Additions Q3	19	89.8	206,628	18,555
Disposals Q3	13	73.9	(69,119)	(5,108)
Additions Q4	59	70.86	3,490,231	247,306
Disposals Q4	20	74.02	(234,949)	(17,391)
Held by the Holding Company at March 31, 2026			17,281,896	1,061,367

Annual Report Fiscal Year 2026	99

SWISS STATUTORY FINANCIAL STATEMENTS
Note 6 - Treasury Shares (Continued)

In June 2023, the Holding Company approved a three-year share repurchase program which authorized the company to use up to $1.0 billion to purchase Logitech shares. The purpose of this share repurchase program is to repurchase shares for cancellation, as well as to support equity incentive plans or potential acquisitions. In March 2025, the Holding Company's Board of Directors approved an increase of $600.0 million to the share repurchase program, to an aggregate amount of $1.6 billion.

During the fiscal year ended March 31, 2025, the Holding Company repurchased 6.7 million shares for an aggregate cost of CHF 520.8 million ($588.0 million), including transaction costs, under the share repurchase program, of which CHF 16.5 million ($18.7 million), including transaction costs, of the aggregate cost was not paid yet as of March 31, 2025. As of March 31, 2025, CHF 42.6 million ($48.3 million) was available for repurchase under the share repurchase program.

During the fiscal year ended March 31, 2026, the Holding Company repurchased 6.2 million shares for an aggregate cost of CHF 441.9 million ($557.0 million), including transaction costs, under the share repurchase program, of which CHF 32.7 million ($40.8 million), including transaction costs, of the aggregate cost was not paid yet as of March 31, 2026. As of March 31, 2026, CHF 73.5 million ($91.8 million) was available for repurchase under the share repurchase program. As a result, both the number of registered shares issued and the number of treasury shares decreased.

In March 2026, the Holding Company's Board of Directors approved a new three-year share repurchase program to repurchase shares up to an aggregate amount of $1.4 billion, or a maximum of 16,078,446 shares. The new share repurchase program became effective on May 8, 2026, following approval from the Swiss Takeover Board and the completion of the old share repurchase program.

Note 7 - Shares allocated to Holding Company's Board of Directors

The following table sets forth a summary of restricted share units granted to the Holding Company's Board of Directors for the fiscal years ended March 31, 2026 and 2025:

	As of March 31, 2026		As of March 31, 2025
	Number granted	Closing Stock Price at Grant Date in CHF	Number granted	Closing Stock Price at Grant Date in CHF
Total Holding Company's Board of Directors:	23,380	85.56	30,096	73.12

Note 8 - Full-time Equivalents:

Logitech International S.A. does not have any employees.

Note 9 - Impacts of Macroeconomic, Geopolitical, and Other Factors on the Company's Business

As the Company conducts operations globally, its business has continued to be impacted by ongoing macroeconomic and geopolitical conditions. These conditions include changes in inflation, interest rate and foreign currency fluctuations, uncertainty in consumer and enterprise demand, tariff and trade policies, memory chip availability, volatile energy prices and increased geopolitical tensions, including the armed conflicts in the Middle East.

100	Annual Report Fiscal Year 2026

SWISS STATUTORY FINANCIAL STATEMENTS
Note 9 - Impacts of Macroeconomic, Geopolitical, and Other Factors on the Company's Business
(Continued)
In 2025, the United States introduced trade policy actions that increased import tariffs across a wide range of countries at various rates, with certain exemptions. In February 2026, the U.S. Supreme Court issued a decision invalidating certain tariffs previously imposed under the International Emergency Economic Powers Act. In May 2026, some companies began receiving notification from the U.S. Customs and Border Protection (CBP) that tariff refunds would be issued; however, the extent and timing of these tariff refunds remain uncertain. Following the U.S. Supreme Court ruling, the U.S. government introduced new temporary tariffs for a 150-day period beginning February 24, 2026. In May 2026, the U.S. Court of International Trade invalidated these temporary tariffs but they remain in place, subject to appeal. The U.S. government may pursue alternative trade measures, including under Sections 301 and 302 of U.S. trade laws, which could result in additional or replacement tariffs. U.S. tariff policies and international trade arrangements continue to evolve and have had, and may continue to have, a significant impact on the Company's results of operations.
The Company has also been affected by the increases in demand for memory chips and other components caused by the build out of new AI technologies and data centers, leading to a rise in prices for such components and suppliers transitioning away from supplying certain components utilized in the manufacturing of some of the Company's Video Collaboration products.
The global and regional macroeconomic, political, and other conditions have caused and may continue to cause volatility in demand for the Company's products, component availability, transit times and cost of the Company's products including cost of tariffs, materials, and logistics, and as a result, have impacted and may continue to impact the pricing of the Company's products, product availability and the Company's results of operations.

Note 10 - Subsequent Events

There are no other significant events after the balance sheet date which could impact the book value of the assets or liabilities or which should be disclosed here.

Annual Report Fiscal Year 2026	101

SWISS STATUTORY FINANCIAL STATEMENTS
PROPOSAL OF THE HOLDING COMPANY'S BOARD OF DIRECTORS FOR APPROPRIATION OF AVAILABLE EARNINGS (in the Annual Report)

The proposal of the Holding Company's Board of Directors for appropriation of available earnings was as follows for the fiscal year 2026 (CHF in thousands):

Year ended March 31, 2026
Profit brought forward	1,343,002
Profit for the year	1,291,843
Available earnings	2,634,845
Treasury shares	(1,061,367)
Total earnings available for appropriation	1,573,478

The Holding Company's Board of Directors proposes to the General Meeting of Shareholders the following appropriation of available earnings:
Year ended March 31, 2026
Payment of a dividend in the amount of (1)	218,667
Transfer to legal retained earnings in the narrower sense	—
To be carried forward	2,416,178
Total earnings available for appropriation	2,634,845
Treasury shares	(1,061,367)
Total available earnings for appropriation	1,573,478

____________________
(1) The Holding Company's Board of Directors proposes a gross distribution of CHF 1.36 per registered share. Based on the current shares issued 160,784,460 and the proposed dividend per share, the maximum aggregate gross dividend would be CHF 218,666,866. The proposed dividend will only be paid on shares outstanding (net of treasury shares) as of the record date for the dividend. As of March 31, 2026, there were 143,502,564 shares outstanding, which would result in an aggregate gross dividend of CHF 195,163,487. This amount may vary as of the record date for the dividend.

102	Annual Report Fiscal Year 2026